Filed Pursuant to Rule 424(b)(4)
Registration No. 333-188493

18,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Sprouts Farmers Market, Inc.

We are offering 17,702,215 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 797,785 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share is $18.00. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SFM.”

We have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, team members and other individuals associated with us and members of their respective families. See “Underwriting—Directed Share Program.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 for a discussion of factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$18.00	$333,000,000
Underwriting discount(1)	$0.99	$18,315,000
Proceeds, before expenses, to Sprouts Farmers Market, Inc.	$17.01	$301,114,677
Proceeds, before expenses, to the selling stockholders	$17.01	$13,570,323

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The underwriters have the option to purchase up to an additional 2,775,000 shares from us at the initial public offering price less the underwriting discount. They may exercise that option for 30 days.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about August 6, 2013.

Goldman, Sachs & Co.	Credit Suisse

BofA Merrill Lynch

Apollo Global Securities	Barclays	Deutsche Bank Securities	UBS Investment Bank
Guggenheim Securities		Wolfe Research Securities

Prospectus dated July 31, 2013

SPROUTS
FARMERS MARKET
Healthy Living
for less!
BULK FOODS
SPROUTS
VITAMINS

SPROUTS FARMERS MARKET

BULK FOODS

SPROUTS
FARMERS MARKET

SPROUTS

SPROUTS

SPROUTS
FARMERS MARKET
FARM
FRESH
PRODUCE

FROZEN FOODS

GOURMET COFFEE

SPROUTS
HERBAL CAPSULES
HERBAL TEAS
ALLERGY SUPPORT

DELICATESSEN
MEATS

BULK FOODS
VITAMINS
FROZEN FOODS

Veggie Chips
H2O
Macaroni & Cheese
Popcorn

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including August 25, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

BASIS OF PRESENTATION

We report our results of operations on a 52- or 53-week fiscal year ending on the Sunday closest to December 31, with each fiscal quarter generally divided into three periods consisting of two four-week periods and one five-week period. Our last three completed fiscal years ended on January 2, 2011, January 1, 2012 and December 30, 2012. For ease of reference, we identify our fiscal years in this prospectus by reference to the calendar year ending closest to the last day of such fiscal year. For example, we refer to our fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012 as “fiscal 2010,” “fiscal 2011” and “fiscal 2012,” respectively.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and service marks, SPROUTS FARMERS MARKET®, SPROUTS® and HEALTHY LIVING FOR LESS!®, which are protected under applicable intellectual property laws and are the property of Sprouts. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, such as Buxton Company, and other third-party sources (including the Nutrition Business Journal, the Progressive Grocer’s 80th Annual Report of the Grocery Industry (referred to as “Progressive Grocer”), and other industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of our industry and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

RECENT TRANSACTIONS

In 2002, Sprouts Farmers Markets, LLC, an Arizona limited liability company (referred to as “Sprouts Arizona”) opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2011, we were formed when Sprouts Arizona combined with Henry’s Holdings, LLC (referred to as “Henry’s”), which operated 35 Henry’s Farmers Markets stores and eight Sun Harvest Market stores (referred to as the “Henry’s Transaction”). The Henry’s Transaction was led by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (referred to as the “Apollo Funds”). The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, referred to as “Apollo”). In May 2012, we acquired Sunflower Farmers Market, Inc., which operated 37 Sunflower Farmers Market stores (referred to as “Sunflower”). We refer to this as the “Sunflower Transaction.” The Henry’s Transaction and the Sunflower Transaction are collectively referred to as the “Transactions.”

COMPARABLE STORE SALES

As used in this prospectus, the term “comparable store sales growth” refers to the percentage change in our comparable store sales as compared to the prior comparable period. Our practice is to include sales from a store in comparable store sales beginning on the first day of the 61st week following the store’s opening and to exclude sales from a closed store from comparable store sales beginning on the day of closure. We include sales from an acquired store in comparable store sales on the later of (i) the day of acquisition or (ii) the first day of the 61st week following the store’s opening. This practice may differ from the methods that other retailers use to calculate comparable store sales.

In this prospectus we discuss our “pro forma comparable store sales growth” for fiscal 2008 through fiscal 2012 and for the thirteen weeks ended April 1, 2012 and March 31, 2013. We compute pro forma comparable store sales growth giving effect to (i) the 2011 combination of Sprouts Arizona with Henry’s in the Henry’s Transaction, and (ii) our 2012 acquisition of Sunflower in the Sunflower Transaction, in each case as if such Transactions occurred on the first day of fiscal 2007. Stores acquired in these transactions have been rebranded as Sprouts Farmers Market stores. See “Selected Consolidated Historical and Pro Forma Financial and Other Data” for a reconciliation of historical sales to pro forma net sales and a presentation of pro forma comparable store sales growth for fiscal 2008 through fiscal 2012 and for the thirteen weeks ended April 1, 2012 and March 31, 2013.

In addition, in this prospectus we refer to pro forma comparable store sales growth on a “two-year stacked basis,” which is computed by adding the pro forma comparable store sales growth of the period referenced and the pro forma comparable store sales growth of the same fiscal period ended twelve months prior.

We believe pro forma comparable store sales growth provides investors with helpful information with respect to our operating performance.

PRO FORMA INFORMATION

This prospectus contains unaudited pro forma financial information prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated statement of operations for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 gives pro forma effect to:

•	the Sunflower Transaction and the related financing (in the case of fiscal 2012 and the thirteen weeks ended April 1, 2012 only);

•	the April 2013 Refinancing, as defined and described in “Prospectus Summary—April 2013 Refinancing;” and

•

the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness as described in “Use of Proceeds” (referred to collectively as the “Pro Forma Offering”);

in each case as if such transactions had been consummated on January 2, 2012, the first day of fiscal 2012. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2013 gives pro forma effect to the April 2013 Refinancing and the Pro Forma Offering as if both had occurred on March 31, 2013. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

In addition, this prospectus also contains an unaudited supplemental pro forma condensed consolidated statement of operations for fiscal 2011 under the caption “Management’s Discussion and

Analysis of Financial Condition and Results of Operations—Unaudited Supplemental Fiscal 2011 Pro Forma Information.” This supplemental pro forma information gives effect to the Transactions as if they were consummated on the first day of fiscal 2011.

NON-GAAP FINANCIAL MEASURES

To supplement our financial information presented in accordance with U.S. generally accepted accounting principles (referred to as “GAAP”), we use the following additional measures to clarify and enhance an understanding of past performance:

•

Adjusted EBITDA, which is defined as earnings (net income or loss) before interest, taxes, depreciation, amortization and accretion, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance;

•

Adjusted EBIT, which is defined as earnings (net income or loss) before interest and taxes, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance; and

•	Adjusted net income, which is defined as net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance.

This prospectus contains pro forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 under the caption “Unaudited Pro Forma Condensed Consolidated Financial Information,” as described under “Pro Forma Information” above. For fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013, we present the foregoing non-GAAP measures on a pro forma basis derived from such pro forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013. See “Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial and Other Data” and “Selected Consolidated Historical and Pro Forma Financial and Other Data” for further discussion and a reconciliation of pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to pro forma net income.

Pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These non-GAAP measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use pro forma adjusted EBITDA, as further adjusted for additional items defined in our Credit Facility (as defined below), for board of director and bank compliance reporting.

These non-GAAP measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Because of their limitations, none of these non-GAAP measures should be considered as a measure of discretionary cash available to use to reinvest in growth of our business, or as a measure of cash that will be available to meet our obligations. Each of these non-GAAP measures has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

On July 29, 2013, Sprouts Farmers Markets, LLC, a Delaware limited liability company, converted into Sprouts Farmers Market, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus, as described under “Corporate Conversion.” As used in this prospectus, unless the context otherwise requires, references to the “Company,” “Sprouts,” “we,” “us” and “our” refer to Sprouts Farmers Markets, LLC and after the corporate conversion to Sprouts Farmers Market, Inc. and, where appropriate, its subsidiaries. In the corporate conversion, each unit of Sprouts Farmers Markets, LLC was converted into 11 shares of common stock of Sprouts Farmers Market, Inc., and each option to purchase units of Sprouts Farmers Markets, LLC was converted into an option to purchase 11 shares of common stock of Sprouts Farmers Market, Inc. For the convenience of the reader, except as the context otherwise requires, all information included in this prospectus is presented giving effect to the corporate conversion.

Who We Are

Sprouts Farmers Market is a high-growth, differentiated, specialty retailer of natural and organic food focusing on health and wellness at great value. We offer a complete shopping experience that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. Since our founding in 2002, we have grown rapidly, significantly increasing our sales, store count and profitability. With pro forma fiscal 2012 net sales of $2.0 billion and 163 stores in eight states as of July 19, 2013, we are one of the largest specialty retailers of natural and organic food in the United States. According to research conducted for us by Buxton Company, a customer analytics research firm, we have significant growth opportunities in existing and new markets across the United States with the potential for approximately 1,200 locations operating under our current format.

The cornerstones of our business are fresh, natural and organic products at compelling prices, an attractive and differentiated shopping experience, and knowledgeable team members who we believe provide best-in-class customer service and product education. These attributes have positioned us to deliver strong financial results, as evidenced by the following:

•	Stores under our management have achieved positive comparable store sales growth for 25 consecutive quarters, including throughout the recent economic downturn;

•

Pro forma comparable store sales growth of 9.7% in fiscal 2012 and 5.1% in fiscal 2011, or 14.8% on a two-year stacked basis through fiscal 2012, and pro forma comparable store sales growth of 8.0% for the thirteen weeks ended March 31, 2013 and 10.1% for the thirteen weeks ended April 1, 2012, or 18.1% on a two-year stacked basis for the thirteen weeks ended March 31, 2013;

•	Pro forma net sales of $2.0 billion in fiscal 2012, representing an increase of 16% from pro forma net sales of $1.7 billion in fiscal 2011;

•	Pro forma adjusted EBITDA of $147.3 million in fiscal 2012; and

•	Net income of $19.5 million in fiscal 2012, an increase from a loss of $27.4 million in fiscal 2011, and pro forma adjusted net income of $46.1 million in fiscal 2012.

Healthy Living for Less.    We offer high-quality, natural and organic products at attractive prices in every department. Consistent with our farmers market heritage, our offering begins with fresh produce, which we source, warehouse and distribute in-house and sell at prices we believe to be significantly below those of other food retailers. In addition, our scale, operating structure and deep industry relationships position us to consistently deliver “Healthy Living for Less” throughout the store. Based on our experience, we believe we attract a broad customer base, including conventional supermarket customers, and appeal to a much wider demographic than other specialty retailers of natural and organic food. We believe that over time, our compelling prices and product offering converts many “trial” customers into loyal “lifestyle” customers who shop Sprouts with greater frequency and across an increasing number of departments.

Attractive, Differentiated Shopping Experience.    In a convenient, small-box format (average store size of 27,500 sq. ft.), our stores have a farmers market feel, with a bright, open-air atmosphere to create a comfortable and engaging in-store experience. We strive to be our customers’ everyday market. We feature fresh produce and bulk foods at the center of the store surrounded by a complete grocery offering, including vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, beer and wine, body care and natural household items. Consistent with our natural and organic offering, we choose not to carry most of the traditional, national branded consumer packaged goods generally found at conventional grocery retailers (e.g., Doritos, Tide and Lucky Charms). Instead, we offer high-quality alternatives that emphasize our focus on fresh, natural and organic products at great values.

Customer Service & Education.    We are dedicated to our mission of “Healthy Living for Less,” and we attract team members who share our passion for educating and serving our customers with the goal of making healthy eating easier and more accessible. We believe our well-trained and engaged team members help our customers increasingly understand that they can purchase a wide selection of high-quality, healthy and great tasting food for themselves and their families at attractive prices by shopping at Sprouts.

Our Industry

We operate in the $600 billion U.S. supermarket industry and, based on our industry experience, we believe we are capturing significant market share from conventional supermarkets and other food retailers. We believe interest in healthy eating, an increasing focus on preventative health measures, and the rising costs of healthcare have driven significant growth in natural and organic food consumption. According to the Nutrition Business Journal, spending on natural and organic food experienced a compound annual growth rate (referred to as “CAGR”) of 12% from 1997 to 2011, reaching $43 billion in the United States, and is expected to continue to grow at a CAGR of 10% through 2020.

What Makes Us Different

We believe the following competitive strengths position Sprouts to capitalize on two powerful, long-term consumer trends—a growing interest in health and wellness and a focus on value:

Comprehensive natural and organic product offering at great value.    We feature an expansive offering of high-quality, natural and organic products at compelling value. In particular, we position Sprouts to be a value leader in fresh produce in order to drive trial visits to our stores by new customers. We believe that, over time, our differentiated product offering and strong value proposition converts many trial customers into loyal, lifestyle customers.

Resilient business model with strong financial performance.    We achieved positive, pro forma comparable store sales growth of 9.0%, 2.6%, 2.3%, 5.1%, 9.7% and 8.0% in fiscal 2008, 2009, 2010,

2011, 2012, and the thirteen weeks ended March 31, 2013, respectively. We believe the consistency of our performance over time, even through the recent economic downturn from 2008 to 2010, and across geographies and vintages is the result of a number of factors, including our distinctive value positioning and merchandising strategies, product innovation and a well-trained staff focused on customer education and service. In addition, we believe our high volume and low-cost store model enhance our ability to consistently offer competitive prices on a complete assortment of natural and organic products.

Proven and replicable economic store model.    We believe that our store model, combined with our rigorous store selection process and a growing interest in health and wellness, contribute to our attractive new store returns on investment. Our typical store requires an average new store cash investment of approximately $2.8 million, including store buildout (net of contributions from landlords), inventory (net of payables) and cash pre-opening expenses. Based on historical performance, we target pre-tax cash-on-cash returns of 35-40% within three to four years after opening. We believe the consistent performance of our store portfolio across geographies and vintages supports the portability of the Sprouts brand and store model into a wide range of markets.

Significant new store growth opportunity supported by broad demographic appeal.    We believe, based on our experience, that our broad product offering and value proposition appeals to a wider demographic than other leading competitors, including higher-priced health food and gourmet food retailers. Sprouts has been successful across a variety of urban, suburban and rural locations in diverse geographies, from California to Oklahoma, underscoring the heightened interest in eating healthy across markets. Based on research conducted for us, we believe that the U.S. market can support approximately 1,200 Sprouts Farmers Market stores operating under our current format, including 300 in states in which we currently operate. We intend to achieve 12% or more annual new store growth over at least the next five years, balanced among existing, adjacent and new markets.

The below diagram shows our current store footprint, by state, as of July 19, 2013.

Current Store Locations	Store Count

Passionate and experienced management team with proven track record.    Since inception, we have been dedicated to delivering “Healthy Living for Less.” Our passion and commitment is shared by team members throughout the entire organization, from our stores to our corporate office. Our executive management team has extensive grocery and food retail industry experience, and deep roots in organic, natural and specialty food retail. With recent investments in people, systems and other infrastructure, we believe we are well positioned to achieve our future growth plans.

Growing Our Business

We are pursuing a number of strategies to continue our growth and strong financial performance, including:

Expand our store base.    We intend to continue expanding our store base by pursuing new store openings in existing markets, expanding into adjacent markets, and penetrating new markets. From our founding in 2002 through July 19, 2013, we opened 87 new stores while successfully rebranding 43 Henry’s and 39 Sunflower stores to the Sprouts banner. On a combined basis, Sprouts, Henry’s and Sunflower opened an average of 16 stores per year from fiscal 2008 through fiscal 2012. We have 19 openings planned for fiscal 2013 and approximately 20 store openings planned for fiscal 2014, and we intend to achieve 12% or more annual new store growth over at least the next five years.

Increase comparable store sales.    For 25 consecutive quarters, including throughout the recent economic downturn from 2008 to 2010, stores under our management have achieved positive comparable store sales growth. We believe we can continue to grow the number of customer transactions by enhancing our core value proposition and distinctive customer-oriented shopping experience. We aim to grow our average ticket by continuing to expand and refine our fresh, natural and organic product offering, our targeted and personalized marketing efforts and our in-store education. We believe these factors, combined with the continued strong growth in natural and organic food consumption, will allow Sprouts to gain new customers, increase customer loyalty and, over time, convert single-department trial customers into core, lifestyle customers who shop Sprouts with greater frequency and across an increasing number of departments.

Continue to enhance our operating margins.    We believe we can continue to enhance our operating margins though efficiencies of scale, improved systems, continued cost discipline and enhancements to our merchandise offerings. We have made significant investments in management, information technology systems, training, marketing, compliance and other infrastructure to enable us to pursue our growth plans, which we believe will also enhance our margins over time. Furthermore, we expect to achieve economies of scale in sourcing and distribution as we add new stores.

Grow the Sprouts Farmers Market brand.    We are committed to supporting our stores, product offerings and brand through a variety of marketing programs, private label offerings and corporate partnerships. In addition, we will continue our community outreach and charity programs to more broadly connect with our local communities with the aim of promoting our brand and educating consumers on healthy choices. We will also continue to expand our innovative marketing and promotional strategy through print, digital and social media platforms, all of which promote our mission of “Healthy Living for Less.”

April 2013 Refinancing

Effective as of April 23, 2013, we entered into a credit agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent, and certain lenders (referred to as the “Credit Facility”). The Credit Facility provides for a $700.0 million senior secured term loan (referred to as the “Term Loan”), with an interest rate of LIBOR (with a 1.00% floor with respect to Eurodollar borrowings), subject to certain adjustments, plus a margin of 3.50%, and a $60.0 million senior secured revolving credit facility (referred to as the “Revolving Credit Facility”). The interest rate margins on the Credit Facility will be reduced by 50 basis points if, at any time after we complete this offering, we either achieve a specified reduction in our net first lien leverage ratio or receive an upgrade in credit ratings. We currently expect to reduce our leverage ratio sufficiently to obtain the margin reduction upon the consummation of this offering and the application of the net proceeds as described in “Use of Proceeds.”

A portion of the proceeds of the Term Loan was used to repay in full the outstanding balance of $403.1 million under our prior revolving credit facility (referred to as the “Former Revolving Credit Facility”) and our prior term loan facility (referred to as the “Former Term Loan” and, together with the Former Revolving Credit Facility, the “Former Credit Facilities”) that we entered into on April 18, 2011. We used the remaining proceeds of the Term Loan, together with cash on hand, to make a distribution to our equity holders, to make payments to vested option holders and to pay transaction fees and expenses.

We refer to the transactions through which we entered into the Credit Facility and applied the proceeds as described above as the “April 2013 Refinancing.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-term Debt and Former Credit Facilities—April 2013 Refinancing.”

Preliminary Second Quarter Results

Set forth below are selected preliminary, unaudited financial results for the thirteen weeks ended June 30, 2013. These financial results are unaudited and should be considered preliminary and subject to change.

We expect to report net sales of approximately $622 million for the thirteen weeks ended June 30, 2013, an increase of approximately $192 million, or approximately 45%, as compared to net sales of $430 million for the thirteen weeks ended July 1, 2012, primarily as a result of (i) stores added through the Sunflower Transaction as of May 29, 2012, (ii) new store openings and (iii) sales growth at existing stores. Net sales for the thirteen weeks ended June 30, 2013 increased approximately $113 million, or approximately 22%, as compared to net sales of $509 million for the thirteen weeks ended July 1, 2012, on a pro forma basis giving effect to the Sunflower Transaction.

We expect to report pro forma comparable store sales growth of approximately 10.8% during the thirteen weeks ended June 30, 2013 as compared to 10.2% for the thirteen weeks ended July 1, 2012. We expect to report pro forma comparable store sales growth for the thirteen weeks ended June 30, 2013 of approximately 21.0% on a two-year stacked basis, as compared to 13.1% for the thirteen weeks ended July 1, 2012.

We expect to report a gross margin of approximately 30.0% for the thirteen weeks ended June 30, 2013, a decrease of approximately 40 basis points as compared to 30.4% for the thirteen weeks ended July 1, 2012. The decrease reflects a decrease in margin in the produce and meat departments driven by inflation in certain commodity items and lower margins in the vitamin and supplement and body care departments due to broader promotional activity and temporary product mark downs in connection with merchandise alignment across Sprouts and former Henry’s and Sunflower stores in the thirteen weeks ended June 30, 2013. The decrease in margin in these departments was partially offset by lower buying and occupancy costs as a percentage of net sales.

These results are preliminary and unaudited and do not present all information necessary for an understanding of our financial condition as of June 30, 2013 and our results of operations for the thirteen weeks ended June 30, 2013. They have been prepared by and are the responsibility of our management. The preliminary estimated results presented are subject to the completion of our financial closing procedures. Accordingly, these results are subject to change. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Risks To Consider

Investing in our common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section entitled “Risk Factors” following this prospectus summary before making an investment decision. These risks include, among others, the following:

•	we face intense competition in our industry, and our failure to compete successfully may have a material adverse effect on our business;

•	we may be unable to successfully open new stores;

•

we may be unable to manage our rapid growth in opening or acquiring new stores as a result of new store opening costs, lower sales from new or acquired stores or difficulties integrating such stores into our existing store base;

•	we may be unable to maintain levels of comparable store sales or generate operating levels in our new stores consistent with our mature stores;

•	we may be unable to maintain or improve our operating margins;

•	we may be unable to identify and react to trends and consumer preferences;

•	product supply disruptions may have an adverse effect on our profitability and operating results;

•	actual or perceived food safety and labeling concerns and related unfavorable publicity may adversely affect us;

•	unfavorable changes in or our failure to comply with governmental regulation could harm our business;

•	general economic conditions that impact consumer spending could adversely affect our business;

•	we may be unable to generate sufficient cash flow to meet our fixed payment obligations, including fixed store leases and debt service obligations; and

•	covenant restrictions contained in our debt agreements that restrict our operational flexibility may adversely affect our business, results of operations and financial condition.

Corporate Information

Our principal executive offices are located at 11811 N. Tatum Boulevard, Suite 2400, Phoenix, Arizona 85028, and our telephone number is (480) 814-8016. Our website address is www.sprouts.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

The Offering

Common stock offered by Sprouts	17,702,215 shares

Common stock offered by the selling stockholders	797,785 shares

Common stock to be outstanding after this offering	143,658,944 shares

Option to purchase additional shares	The underwriters have the option to purchase up to 2,775,000 additional shares from us at the initial public offering price less the underwriting discount. They may exercise that option for 30 days.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $297.5 million (or $344.7 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any net proceeds from the sale by the selling stockholders of shares in this offering.

We intend to use $297.5 million of the net proceeds from this offering to repay borrowings under our Credit Facility. We intend to use any remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, team members and other individuals associated with us and members of their respective families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1.0 million of common stock will be subject to a 25-day lock-up restriction with respect to any shares sold to them pursuant to the directed share program. This lock-up will have similar restrictions and an identical extension provision to the 180-day lock-up restrictions described in “Underwriting.” Any shares of common stock sold to our directors, executive officers or selling stockholders pursuant to the directed share program will be subject to the 180-day lock-up restrictions described in “Underwriting.”

Conflicts of Interest	Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulation Authority (referred to as “FINRA”). Rule 5121 permits Apollo Global Securities, LLC to participate in the offering notwithstanding this conflict of interest because Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, the underwriters primarily responsible for managing this offering, satisfy the criteria required by Rule 5121(f)(12)(E) and neither Goldman, Sachs & Co. nor Credit Suisse Securities (USA) LLC nor their respective affiliates have a conflict of interest with us. In accordance with Rule 5121, Apollo Global Securities, LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder. See “Underwriting—Conflicts of Interest.”

NASDAQ Global Select Market symbol	“SFM”

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•

the conversion of Sprouts Farmers Markets, LLC from a Delaware limited liability company to a Delaware corporation and the conversion of membership interests in the form of Class A and Class B units of Sprouts Farmers Markets, LLC into an aggregate of 125,969,096 shares of our common stock, assuming the corporate conversion occurred on March 31, 2013; and

•	no exercise of the underwriters’ option to purchase up to an additional 2,775,000 shares of common stock.

The number of shares of common stock to be outstanding after this offering is based on 125,956,729 shares of our common stock outstanding immediately prior to the closing of this offering, and excludes the following:

•

11,628,177 shares of common stock issuable upon the exercise of stock options granted under our Sprouts Farmers Markets, LLC Option Plan (referred to as the “2011 Option Plan”) and outstanding immediately prior to the closing of this offering, at a weighted average exercise price of $3.01 per share; and

•

10,089,072 shares of common stock reserved for future issuance under our new 2013 Incentive Compensation Plan, which will replace the 2011 Option Plan upon completion of this offering (referred to as the “2013 Incentive Plan,” the 2011 Option Plan and the 2013 Incentive Plan are collectively referred to as the “Incentive Plans”).

Summary Consolidated Historical and Pro Forma Financial and Other Data

The following tables summarize our consolidated historical and pro forma financial and other data and should be read together with “Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for fiscal 2010, fiscal 2011 and fiscal 2012 from our audited consolidated financial statements included elsewhere in this prospectus. Consolidated statements of operations data for the thirteen weeks ended April 1, 2012 and March 31, 2013 and summary balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements for the periods then ended, also included elsewhere in this prospectus. These statements, in the opinion of management, include all adjustments (inclusive of normal recurring adjustments) necessary for a fair statement. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

In 2002, Sprouts Arizona opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2011, Sprouts Arizona combined with Henry’s, which operated 35 Henry’s Farmers Market stores and eight Sun Harvest Market stores, as a part of the Henry’s Transaction led by the Apollo Funds. Apollo held a controlling interest in Henry’s former parent prior to the Henry’s Transaction and continued to hold a controlling interest in the Company afterwards. Due to Apollo’s continued controlling interest, the Henry’s Transaction resulted in Henry’s financial statements becoming the financial statements of the Company, followed immediately by the acquisition by the Company of the Sprouts Farmers Market business. As a result, the Company was determined to be the accounting acquirer, effective April 18, 2011. Accordingly, our consolidated financial statements for fiscal 2010 and for the period from January 3, 2011 through April 17, 2011 reflect only the historic results of Henry’s prior to the Henry’s Transaction. Commencing on April 18, 2011, our consolidated financial statements also include the financial position, results of operations and cash flows of Sprouts Arizona.

In May 2012, we acquired Sunflower in the Sunflower Transaction. Commencing on May 29, 2012, our consolidated financial statements also include the financial position, results of operations and cash flows of Sunflower.

The Sunflower Transaction had, and the April 2013 Refinancing is expected to have, a material impact on our results of operations. Accordingly, we have included pro forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 which gives effect to these transactions, as more fully described in the notes below. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for unaudited pro forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013. In addition, see “Management’s Discussion and Analysis and Financial Condition and Results of Operations—Unaudited Supplemental Fiscal 2011 Pro Forma Information” for unaudited supplemental pro forma information for fiscal 2011 prepared to give effect to the Transactions as if they had been consummated on the first day of fiscal 2011.

			Fiscal 2012

	Fiscal 2010(1)	Fiscal 2011(1)	Actual(2)	Pro Forma for Sunflower Transaction(3)	Pro Forma for Sunflower Transaction and April 2013 Refinancing(4)	Pro Forma Sprouts Farmers Market, Inc.(6)
	(dollars in thousands, except per share data)
Statements of Operations Data:
Net sales	$516,816	$1,105,879	$1,794,823	$1,990,963	$1,990,963	$1,990,963
Cost of sales, buying and occupancy	366,947	794,905	1,264,514	1,403,158	1,403,158	1,403,158

Gross profit	149,869	310,974	530,309	587,805	587,805	587,805
Direct store expenses	114,463	238,245	368,323	403,731	403,731	403,731
Selling, general and administrative expenses	23,277	58,528	86,364	91,611	91,611	91,611
Amortization of Henry’s trade names and capitalized software	867	32,202	—	—	—	—
Store pre-opening costs	2,341	1,338	2,782	5,218	5,218	5,218
Store closure and exit costs	354	6,382	2,155	2,214	2,214	2,214

Income (loss) from operations	8,567	(25,721)	70,685	85,031	85,031	85,031
Interest expense	(681)	(19,813)	(35,488)	(40,250)	(46,935)	(30,255)
Other income	295	358	562	649	649	649
Loss on extinguishment of debt	—	—	(992)	(992)	(992)	(992)

Income (loss) before income taxes	8,181	(45,176)	34,767	44,438	37,753	54,433
Income tax (provision) benefit	(3,320)	17,731	(15,267)	(19,912)	(17,305)	(23,810)

Net income (loss)	$4,861	$(27,445)	$19,500	$24,526	$20,448	$30,623

Per Share Data:
Net income (loss) per share—basic(7)	$0.08	$(0.28)	$0.16	$0.20	$0.16	$0.22
Net income (loss) per share—diluted(7)	$0.08	$(0.28)	$0.16	$0.19	$0.16	$0.21
Weighted average shares outstanding—basic(7)	64,350	96,954	119,427	125,510	125,510	142,039
Weighted average shares outstanding—diluted(7)	64,350	96,954	121,781	127,864	127,358	143,887
Pro Forma Financial Measures:
Pro forma adjusted EBITDA(8)				$147,340	$147,340	$147,340
Pro forma adjusted EBIT(8)				$106,967	$106,967	$106,967
Pro forma adjusted net income(8)				$39,996	$35,918	$46,093

	Thirteen weeks ended
	April 1, 2012				March 31, 2013
	Actual(2)	Pro Forma for Sunflower Transaction(3)	Pro Forma for Sunflower Transaction and April 2013 Refinancing(4)	Pro Forma Sprouts Farmers Market, Inc.(6)	Actual	Pro Forma for April 2013 Refinancing(5)	Pro Forma Sprouts Farmers Market, Inc.(6)
	(dollars in thousands, except per share data)
Statements of Operations Data:
Net sales	$375,720	$493,494	$493,494	$493,494	$573,694	$573,694	$573,694
Cost of sales, buying and occupancy	258,933	341,010	341,010	341,010	399,774	399,774	399,774

Gross profit	116,787	152,484	152,484	152,484	173,920	173,920	173,920
Direct store expenses	74,833	96,095	96,095	96,095	114,661	114,661	114,661
Selling, general and administrative expenses	17,087	22,469	22,469	22,469	16,724	16,724	16,724
Store pre-opening costs	511	1,791	1,791	1,791	1,714	1,714	1,714
Store closure and exit costs	123	160	160	160	775	775	775

Income from operations	24,233	31,969	31,969	31,969	40,046	40,046	40,046
Interest expense	(7,098)	(10,308)	(11,826)	(7,689)	(10,165)	(11,952)	(7,719)
Other income	24	49	49	49	133	133	133

Income before income taxes	17,159	21,710	20,192	24,329	30,014	28,227	32,460
Income tax provision	(7,613)	(9,353)	(8,761)	(10,374)	(11,897)	(11,200)	(12,851)

Net income	$9,546	$12,357	$11,431	$13,955	$18,117	$17,027	$19,609

Per Share Data:
Net income per share—basic(7)	$0.09	$0.10	$0.09	$0.10	$0.14	$0.14	$0.14
Net income per share—diluted(7)	$0.09	$0.10	$0.09	$0.10	$0.14	$0.13	$0.13
Weighted average shares outstanding—basic(7)	110,000	124,960	124,960	141,489	125,969	125,969	142,498
Weighted average shares outstanding—diluted(7)	111,463	126,434	125,862	142,391	129,184	129,008	145,537
Pro Forma Financial Measures:
Pro forma adjusted EBITDA(8)		$45,054	$45,054	$45,054		$52,058	$52,058
Pro forma adjusted EBIT(8)		$35,320	$35,320	$35,320		$40,946	$40,946
Pro forma adjusted net income(8)		$15,351	$14,424	$16,949		$17,341	$19,923

				Thirteen weeks ended
	Fiscal 2010	Fiscal 2011	Fiscal 2012	April 1, 2012	March 31, 2013
Pro forma comparable store sales growth(9)	2.3%	5.1%	9.7%	10.1%	8.0%
Pro forma stores at end of period	129	138	148	141	154

Other Operating Data:
Stores at beginning of period	40	43	103	103	148
Opened	3	7	9	3	6
Acquired(10)	—	56	37	—	—
Closed	—	(3)	(1)	—	—
Stores at end of period	43	103	148	106	154
Gross square feet at end of period	1,035,841	2,721,430	4,064,888	2,796,088	4,228,785
Average store size at end of period (gross square feet)	24,089	26,422	27,465	26,378	27,466

Balance Sheet Data:
	As of March 31, 2013
	Actual	Pro Forma for April 2013 Refinancing(11)	Pro Forma Sprouts Farmers Market, Inc.(12)
	(in thousands)
Cash and cash equivalents	$100,795	$86,917	$86,917
Total assets	1,145,441	1,133,550	1,132,735
Total capital and finance lease obligations, including current portion	112,320	112,320	112,320
Total long-term debt, including current portion	425,063	717,905	426,381
Total stockholders’ equity	405,996	106,886	397,595

(1)	The results of operations for fiscal 2010 and for the period from January 3, 2011 through April 18, 2011 reflect the sales and expenses directly attributable to Henry’s operations and include allocations of expenses from Henry’s previous parent company. These expenses were allocated to Henry’s on the basis that was considered to reflect fairly or reasonably the utilization of the services provided to, or the benefit obtained by, Henry’s. Historical financial statements for Henry’s prior to April 18, 2011 do not reflect the interest expense or debt Henry’s might have incurred if it had been a stand-alone entity. Additionally, we would have expected to incur other expenses, not reflected in our historical financial statements prior to April 18, 2011, if Henry’s had operated as a stand-alone entity. Commencing on April 18, 2011, our consolidated financial statements also include the financial position, results of operations and cash flows of Sprouts Arizona.
(2)	For the period from April 18, 2011 to May 28, 2012 our consolidated financial statements include the financial position, results of operations and cash flows of Henry’s and Sprouts Arizona. Commencing on May 29, 2012, our consolidated financial statements also include the financial position, results of operations and cash flows of Sunflower.
(3)	The Pro Forma for Sunflower Transaction information includes the pre-combination results of operations of Sunflower and pro forma adjustments for acquisition accounting and the related acquisition financing, as if the Sunflower Transaction and related financing had been consummated on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012.
(4)	The Pro Forma for Sunflower Transaction and April 2013 Refinancing information includes the pro forma for Sunflower Transaction information described in note 3 above, and also gives effect to pro forma adjustments to reflect our April 2013 Refinancing as if such transactions had occurred on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012.
(5)	The Pro Forma for April 2013 Refinancing information gives effect to pro forma adjustments to reflect our April 2013 Refinancing as if such transaction had occurred on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for the thirteen weeks ended March 31, 2013.
(6)	The Pro Forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 includes the pro forma for Sunflower Transaction and April 2013 Refinancing information described in note 4 above. The Pro Forma information for the thirteen weeks ended March 31, 2013 includes the pro forma for April 2013 Refinancing information as described in note 5 above. Additionally, the Pro Forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 gives effect to pro forma adjustments to reflect the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness under our Credit Facility as described in “Use of Proceeds” as if these events had occurred on the first day of fiscal 2012. This assumes net proceeds of this offering to us of $297.5 million (assuming no exercise of the underwriters’ option to purchase additional shares), after deducting estimated underwriting discounts and commissions and estimated offering expenses. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.
(7)	Pro forma net income per share (basic and diluted) gives effect to the items described in notes 3, 4, 5 or 6 above, as applicable, as if they had occurred on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.
(8)	Pro forma adjusted EBITDA is a non-GAAP measure defined as pro forma earnings (pro forma net income (loss)) before interest, taxes, depreciation, amortization and accretion, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance. Pro forma adjusted EBIT is a non-GAAP measure defined as pro forma earnings (pro forma net income (loss)) before interest and taxes, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Pro forma adjusted net income is a non-GAAP measure defined as pro forma net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Pro forma net income gives effect to the items described in notes 3, 4, 5 or 6 above, as applicable, as if they had occurred on the first day of fiscal 2012.

Pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These non-GAAP measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use pro forma adjusted EBITDA, as further adjusted for additional items defined in our Credit Facility, for board of director and bank compliance reporting.

These non-GAAP measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Because of their limitations, none of these non-GAAP measures should be considered as a measure of discretionary cash available to use to reinvest in growth of our business, or as a measure of cash that will be available to meet our obligations. Each of these non-GAAP measures has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table shows a reconciliation of pro forma adjusted net income, pro forma adjusted EBIT and pro forma adjusted EBITDA to pro forma net income for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013:

	Fiscal 2012			Thirteen Weeks Ended
				April 1, 2012			March 31, 2013
		Pro Forma for	Pro Forma		Pro Forma for	Pro Forma		Pro Forma
		Sunflower	Sprouts		Sunflower	Sprouts		Sprouts
	Pro Forma for	Transaction and	Farmers	Pro Forma for	Transaction and	Farmers	Pro Forma for	Farmers
	Sunflower	April 2013	Market,	Sunflower	April 2013	Market,	April 2013	Market,
	Transaction	Refinancing	Inc.	Transaction	Refinancing	Inc.	Refinancing	Inc.
	(dollars in thousands)
Pro forma net income(a)	$24,526	$20,448	$30,623	$12,357	$11,431	$13,955	$17,027	$19,609
Add: Pro forma income tax provision	19,912	17,305	23,810	9,353	8,761	10,374	11,200	12,851

Pro forma net income before income taxes	44,438	37,753	54,433	21,710	20,192	24,329	28,227	32,460
Adjustments:
Costs associated with integration(b)	17,120	17,120	17,120	3,025	3,025	3,025	(15)	(15)
Loss on extinguishment of debt(c)	992	992	992	—	—	—	—	—
Store closure and exit costs(d)	2,214	2,214	2,214	160	160	160	775	775
Loss on disposal of assets(e)	1,953	1,953	1,953	117	117	117	7	7
Pro forma adjusted income tax provision(f)	(26,721)	(24,114)	(30,619)	(9,661)	(9,070)	(10,682)	(11,653)	(13,304)

Pro forma adjusted net income	39,996	35,918	46,093	15,351	14,424	16,949	17,341	19,923
Pro forma interest expense, net	40,250	46,935	30,255	10,308	11,826	7,689	11,952	7,719
Pro forma adjusted income tax provision(f)	26,721	24,114	30,619	9,661	9,070	10,682	11,653	13,304

Pro forma adjusted EBIT	106,967	106,967	106,967	35,320	35,320	35,320	40,946	40,946
Pro forma depreciation, amortization and accretion	40,373	40,373	40,373	9,734	9,734	9,734	11,112	11,112

Pro forma adjusted EBITDA	$147,340	$147,340	$147,340	$45,054	$45,054	$45,054	$52,058	$52,058

(a)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a reconciliation of pro forma net income to net income for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.
(b)	Costs associated with integration represent the costs to integrate the combined businesses resulting from the Transactions. These expenses include professional fees and severance, which we exclude from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations. We do not expect to incur material expenses associated with integration of the Transactions in fiscal 2013.
(c)	Loss on extinguishment of debt represents the amount recorded in fiscal 2012 as a result of the renegotiation of a store lease that was classified as a financing lease obligation. We exclude losses on extinguishment of debt from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.
(d)	Store closure and exit costs have been excluded from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income. In fiscal 2012 these consisted of the costs to close one store and a Sunflower administrative facility following the Sunflower Transaction, as well as revised estimates for store closure costs recorded in fiscal 2011. Store closure and exit costs in the thirteen weeks ended March 31, 2013 consisted of the costs to close the former Sunflower warehouse.

(e)	Loss on disposal of assets in fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 represents the loss recorded in connection with the disposal of property and equipment. We exclude gains and losses on disposals of assets from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.
(f)	Pro forma adjusted income tax provision for all periods presented represents pro forma income tax provision plus the tax effect of the adjustments described in notes (b) through (e) above based on statutory tax rates for the period. For fiscal 2012 this amount was further adjusted to reflect a $1.9 million reduction in pro forma income tax provision for the effects of certain items related to the Sunflower Transaction. Of the adjustment, $2.3 million relates to the tax effects of $3.3 million and $2.9 million of non-deductible transaction costs incurred by us and Sunflower, respectively, based on statutory tax rates for the period. This adjustment was partially offset by a $0.4 million adjustment related to tax benefits from Sunflower stock option exercises. We have excluded these items from our pro forma adjusted income tax provision because management believes they do not directly reflect the ongoing performance of our store operations and are not reflective of our ongoing income tax provision.

(9)	Pro forma comparable store sales growth reflects comparable store sales growth calculated as if the Transactions had been consummated on the first day of fiscal 2007. Our practice is to include net sales from a store in comparable store sales beginning on the first day of the 61st week following the store’s opening and to exclude net sales from a closed store from comparable store sales on the day of closure. We include net sales from an acquired store in comparable store sales on the later of (i) the day of acquisition or (ii) the first day of the 61st week following the store’s opening. We use pro forma comparable store sales to calculate pro forma comparable store sales growth. See “Selected Consolidated Historical and Pro Forma Financial and Other Data” for a reconciliation of pro forma net sales to net sales and a presentation of pro forma comparable store sales growth for fiscal 2008 through fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.
(10)	As a result of a change in reporting entity from Henry’s to us in fiscal 2011, we acquired 56 Sprouts Arizona stores in the Henry’s Transaction. We acquired 37 Sunflower stores in the Sunflower Transaction in fiscal 2012.
(11)	The Pro Forma for April 2013 Refinancing Transaction balance sheet data as of March 31, 2013 gives effect to pro forma adjustments to reflect our April 2013 Refinancing as if such transactions had occurred on March 31, 2013. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such unaudited pro forma condensed consolidated balance sheet data.
(12)	The Pro Forma balance sheet data as of March 31, 2013 includes the pro forma for April 2013 Refinancing information described in note 11 above, and also gives effect to pro forma adjustments to reflect the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness under our Credit Facility as described in “Use of Proceeds”, as if these events had occurred on March 31, 2013. This assumes net proceeds of this offering to us of $297.5 million (assuming no exercise of the underwriters’ option to purchase additional shares), after deducting underwriter discounts and commissions and estimated offering expenses. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such unaudited pro forma condensed consolidated balance sheet data.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Any of the following risks could materially and adversely affect our business, operating results, financial condition, or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Business and Industry

Competition in our industry is intense, and our failure to compete successfully may adversely affect our revenues and profitability.

We operate in the highly competitive retail food industry. Our competitors include supermarkets, natural food stores, mass or discount retailers, warehouse membership clubs, online retailers, and specialty stores. These retailers compete with us for products, customers and locations. We compete on a combination of factors, primarily product selection and quality, customer service, store format, location and price. Our success depends on our ability to offer products that appeal to our customers’ preferences, and our failure to offer such products could lead to a decrease in our sales. To the extent that our competitors lower prices, our ability to maintain profit margins and sales levels may be negatively impacted. In addition, some competitors are aggressively expanding their number of stores or their product offerings or increasing the space allocated to perishable and specialty foods, including natural and organic foods. Some of these competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. As competition in certain areas intensifies or competitors open stores within close proximity to our stores, our results of operations may be negatively impacted through a loss of sales, decrease in market share, reduction in margin from competitive price changes or greater operating costs.

Our continued growth depends on new store openings, and our failure to successfully open new stores could negatively impact our business and stock price.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. Successful implementation of this strategy depends upon a number of factors, including our ability to effectively find suitable sites for new store locations; negotiate and execute leases on acceptable terms; secure and manage the inventory necessary for the launch and operation of our new stores; hire, train and retain skilled store personnel; promote and market new stores; and address competitive merchandising, distribution and other challenges encountered in connection with expansion into new geographic areas and markets. Although we plan to expand our store base primarily through new store openings, we may grow through strategic acquisitions. Our ability to grow through strategic acquisitions will depend upon our ability to identify suitable targets and negotiate acceptable terms and conditions for their acquisition, as well as our ability to obtain financing for such acquisitions, integrate the acquired stores into our existing store base and retain the customers of such stores. If we are ineffective in performing these activities, then our efforts to open and operate new stores may be unsuccessful or unprofitable, and we may be unable to execute our growth strategy.

Although we believe, based on research conducted for us by a third-party research firm, that the U.S. market can support approximately 1,200 Sprouts Farmers Market stores operating under our current format, we anticipate that it will take years to grow our store count to that number. We cannot assure you that we will grow our store count to approximately 1,200 stores. We have 19 openings planned for 2013 and approximately 20 store openings planned for 2014, and we intend to achieve 12% or more annual new store growth over at least the next five years. However, we cannot assure you that we will achieve this expected level of new store growth. We may not have the level of cash flow or financing necessary to support our growth strategy. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, new store openings in markets where we have existing stores may result in reduced sales volumes at our existing stores in those markets. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that we are unable to operate in a profitable manner. If we fail to successfully implement our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.

On many of our projects, including build-to-suit and existing repurposed locations, we have received landlord contributions for leasehold improvements and other build-out costs. We cannot guarantee that we will be able to continue to receive landlord contributions at the same levels or at all. Any reductions of landlord contributions could have an adverse impact on our new store cash-on-cash returns and our operating results.

We may be unable to maintain or increase comparable store sales, which could negatively impact our business and stock price.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the past. Our comparable store sales growth could be lower than our historical average for many reasons, including:

•	general economic conditions;

•	slowing in the natural and organic retail sector;

•	the impact of new and acquired stores entering into the comparable store base;

•	the opening of new stores that cannibalize store sales in existing areas;

•	increased competitive activity;

•	price changes in response to competitive factors;

•	possible supply shortages;

•	consumer preferences, buying trends and spending levels;

•	product price inflation and deflation;

•	the number and dollar amount of customer transactions in our stores;

•	cycling against any year of above-average sales results;

•	our ability to provide product offerings that generate new and repeat visits to our stores; and

•	the level of customer service that we provide in our stores.

These factors may cause our comparable store sales results to be materially lower than in recent periods, which could harm our business and result in a decline in the price of our common stock.

Our newly opened stores may negatively impact our financial results in the short-term, and may not achieve sales and operating levels consistent with our more mature stores on a timely basis or at all.

We have actively pursued new store growth and plan to continue doing so in the future. We cannot assure you that our new store openings will be successful or reach the sales and profitability levels of our existing stores. New store openings may negatively impact our financial results in the short-term due to the effect of store opening costs and lower sales and contribution to overall profitability during the initial period following opening. New stores build their sales volume and their customer base over time and, as a result, generally have lower margins and higher operating expenses, as a percentage of net sales, than our more mature stores. New stores may not achieve sustained sales and operating levels consistent with our more mature store base on a timely basis or at all. This may have an adverse effect on our financial condition and operating results.

In addition, we may not be able to successfully integrate new stores into our existing store base and those new stores may not be as profitable as our existing stores. Further, we have experienced in the past, and expect to experience in the future, some sales volume transfer from our existing stores to our new stores as some of our existing customers switch to new, closer locations. If our new stores are less profitable than our existing stores, or if we experience sales volume transfer from our existing stores, our financial condition and operating results may be adversely affected.

We may be unable to maintain or improve our operating margins, which could adversely affect our financial condition and ability to grow.

If we are unable to successfully manage the potential difficulties associated with store growth, we may not be able to capture the efficiencies of scale that we expect from expansion. If we are not able to continue to capture efficiencies of scale, improve our systems, continue our cost discipline, and maintain appropriate store labor levels and disciplined product selection, our operating margins may stagnate or decline, which could have a material adverse effect on our business, financial condition and results of operations and adversely affect the price of our common stock.

We rely heavily on sales of fresh produce, and product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products, including fresh produce. Sales of produce accounted for approximately 25% of both our pro forma net sales in fiscal 2012 and our net sales in the thirteen weeks ended March 31, 2013. Although we have not experienced difficulty in maintaining the supply of our produce to date, there is no assurance that quality fresh produce will be available to meet our needs in the future. Produce is vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, fresh produce. In addition, we could suffer significant produce inventory losses in the event of disruption of our distribution network or extended power outages in our distribution centers. If we are unable to maintain produce inventory levels suitable for our business needs, it would materially adversely affect our financial condition and results of operations.

If we are unable to successfully identify market trends and react to changing consumer preferences in a timely manner, our sales may decrease.

We believe our success depends, in substantial part, on our ability to:

•	anticipate, identify and react to natural and organic grocery and dietary supplement trends and changing consumer preferences in a timely manner;

•	translate market trends into appropriate, saleable product and service offerings in our stores before our competitors; and

•	develop and maintain vendor relationships that provide us access to the newest merchandise on reasonable terms.

Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. Our performance is impacted by trends regarding healthy lifestyles, dietary preferences, natural and organic products, and vitamins and supplements. Consumer preferences towards supplements or natural and organic food products might shift as a result of, among other things, economic conditions, food safety perceptions and the cost of these products. Our store offerings currently include natural and organic products and dietary supplements. A change in consumer preferences away from our offerings would have a material adverse effect on our business. Additionally, negative publicity over the safety of any such items may adversely affect demand for our products, and could result in lower customer traffic, sales and results of operations.

If we are unable to anticipate and satisfy consumer preferences in the regions where we operate, our sales may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

Real or perceived quality or food safety concerns could have an adverse effect on our sales and reputation.

We could be materially adversely affected if consumers lose confidence in the safety and quality of products we sell. We are a fresh, natural and organic retailer, and we believe that many customers choose to shop our stores because of their interest in health, nutrition and food safety. As a result, we believe that our customers hold us to a high food safety standard. Concerns regarding the safety of our food products or the safety and quality of our food supply chain could cause shoppers to avoid shopping with us, even if the basis for the concern is outside of our control. In addition, adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying products we sell and have an adverse effect on our sales. Any lost confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse effect could be exacerbated by our position in the market as a natural and organic food retailer, and could significantly reduce our brand value. Issues regarding the quality or safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

Products we sell could cause unexpected side effects, illness, injury or death that could result in their discontinuance or expose us to lawsuits, either of which could result in unexpected costs and damage to our reputation.

There is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury, or death caused by products we sell could result in the discontinuance of sales of these products or prevent us from achieving market acceptance of the affected products. Such side effects, illnesses, injuries and death could also expose us to product liability or negligence lawsuits. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. The real or perceived sale of contaminated or harmful products would cause negative publicity regarding our company, brand, or products, which could in turn harm our reputation and net sales, and could have a material adverse effect on our business, results of operations or financial condition.

If we fail to maintain our reputation and the value of our brand, our sales may decline.

We believe our continued success depends on our ability to maintain and grow the value of the Sprouts brand. Maintaining, promoting and positioning our brand and reputation will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-

quality customer experience. Brand value is based in large part on perceptions of subjective qualities, and even isolated incidents can erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation. Our brand could be adversely affected if we fail to achieve these objectives, or if our public image or reputation were to be tarnished by negative publicity. Our reputation could also suffer from real or perceived issues involving the labeling or marketing of products we sell as “natural.”

Although the Food and Drug Administration (referred to as the “FDA”) and the U.S. Department of Agriculture (referred to as the “USDA”) have each issued statements regarding the appropriate use of the word “natural,” there is no single, U.S. government-regulated definition of the term “natural” for use in the food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against a number of food companies that market “natural” products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled “natural” that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

The current geographic concentration of our stores creates an exposure to local or regional downturns or catastrophic occurrences.

As of March 31, 2013, we operated 69 stores in California, making California our largest market representing 45% of our total stores and 46% of our net sales in the thirteen weeks ended March 31, 2013. We also have store concentration in Arizona, Colorado and Texas, operating 24, 23 and 24 stores in those states, respectively, and representing 46% in the aggregate of our net sales in the thirteen weeks ended March 31, 2013. In addition, we source a large portion of our produce from California, ranging from approximately 40% to approximately 70% depending on the time of year. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas in which we have stores or from which we obtain products could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions and other catastrophic occurrences. Such conditions may result in reduced customer traffic and spending in our stores, physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores and a reduction in the availability of products in our stores. Any of these factors may disrupt our business and materially adversely affect our financial condition and results of operations.

Disruption of significant supplier relationships could negatively affect our business.

Nature’s Best, Inc. (referred to as “NB”) is our primary supplier of dry grocery and frozen food products, accounting for approximately 17% and 23% of our total purchases in fiscal 2012 and the thirteen weeks ended March 31, 2013, respectively. We also have commitments in place with NB to order certain amounts of our distribution-sourced organic and natural produce from NB, and to maintain certain minimum average annual store purchase volumes, including for any new stores we open. Our current contractual relationship with NB continues through April 2018. Due to this concentration of purchases from a single third-party supplier, the cancellation of our distribution arrangement or the disruption, delay or inability of NB to deliver product to our stores may materially and adversely affect our operating results while we establish alternative distribution channels. Another 4% and 5% of our total purchases in fiscal 2012 and the thirteen weeks ended March 31, 2013, respectively, were made through our secondary supplier, United Natural Foods Inc. (referred to as “UNFI”). Our current contractual relationship with UNFI continues through December 2, 2014 (subject to automatic renewal for successive one-year periods unless either we or UNFI elect not to renew). There is no assurance UNFI or other distributors will be able to fulfill our needs on favorable terms or at all. In addition, if NB, UNFI or any of our other suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms, which would have a material adverse effect on our financial condition and results of operations.

Any significant interruption in the operations of our distribution centers could disrupt our ability to deliver our produce in a timely manner.

We self-distribute our produce through our two distribution centers located in Arizona and Texas and a third-party distribution center in California. Any significant interruption in the operation of our distribution center infrastructure, such as disruptions due to fire, severe weather or other catastrophic events, power outages, labor disagreements, or shipping problems, could adversely impact our ability to distribute produce to our stores. Such interruptions could result in lost sales and a loss of customer loyalty to our brand. While we maintain business interruption and property insurance, if the operation of our distribution centers were interrupted for any reason causing delays in shipment of produce to our stores, our insurance may not be sufficient to cover losses we experience, which could have a material adverse effect on our business, financial condition and results of operations.

We, as well as our vendors, are subject to numerous laws and regulations and our compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, raise regulatory enforcement risks not present in the past, or otherwise adversely affect our business, results of operations and financial condition.

As a retailer of food, vitamins and supplements and a seller of many of our private label products, we are subject to numerous health and safety laws and regulations. Our suppliers and contract manufacturers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of products we sell, as well as the health and safety of our team members and the protection of the environment. We are subject to regulation by various government agencies, including the FDA, the USDA, the Federal Trade Commission (referred to as the “FTC”), the Occupational Safety and Health Administration, the Consumer Product Safety Commission and the Environmental Protection Agency, as well as various state and local agencies.

We are also subject to the USDA’s Organic Rule, which facilitates interstate commerce and the marketing of organically produced food, and provides assurance to our customers that such products meet consistent, uniform standards. Compliance with the USDA’s Organic Rule also places a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings. In addition, the USDA’s Food Safety Inspection Service (referred to as “FSIS”) conducts regular, mandatory on-site inspections of processing and manufacturing facilities. When violations occur, the agency has broad discretion to withhold FSIS inspection services, shut down processing facilities and take civil or criminal actions against violators of applicable statutes and regulations.

As a retailer of supplements, our sales of vitamins and supplements are regulated under the Dietary Supplement Health and Education Act of 1994 (referred to as “DSHEA”), a statute which is administered by the FDA as part of its responsibilities under the federal Food, Drug and Cosmetic Act (referred to as “FDCA”). DSHEA expressly permits vitamins and supplements to bear statements describing how a product affects the structure, function and/or general well-being of the body. However, no statement may expressly or implicitly represent that a supplement will diagnose, cure, mitigate, treat or prevent a disease.

New or revised government laws and regulations, such as the FDA Food Safety Modernization Act (referred to as “FSMA”), passed in January 2011, which grants the FDA greater authority over the safety of the national food supply, as well as increased enforcement by government agencies, could result in additional compliance costs and civil remedies. Specifically, the FSMA requires the FDA to issue regulations mandating that risk-based preventive controls be observed by the majority of food producers. This authority applies to all domestic food facilities and, by way of imported food supplier verification requirements, to all foreign facilities that supply food products. In addition, the FSMA requires the FDA to establish science-based minimum standards for the safe production and harvesting of produce, requires the FDA to identify “high risk” foods and “high risk” facilities and instructs the FDA to set goals for the frequency of FDA inspections of such high risk facilities as well as non-high risk facilities and foreign facilities from which food is imported into the United States.

With respect to both food and dietary supplements, the FSMA meaningfully augments the FDA’s ability to access a producer’s records and a supplier’s records. This increased access could permit the FDA to identify areas of concern it had not previously considered to be problematic either for us or for our suppliers. The FSMA is also likely to result in enhanced tracking and tracing of food requirements and, as a result, added recordkeeping burdens upon our suppliers. In addition, under the FSMA, the FDA has the authority to inspect certifications and therefore evaluate whether foods and ingredients from our suppliers are compliant with the FDA’s regulatory requirements. Such inspections may delay the supply of certain products or result in certain products being unavailable to us for sale in our stores.

DSHEA established that no notification to the FDA is required to market a dietary supplement if it contains only dietary ingredients that were present in the U.S. food supply prior to DSHEA’s enactment. However, for a dietary ingredient not present in the food supply prior to DSHEA’s enactment, the manufacturer is required to provide the FDA with information supporting the conclusion that the ingredient will reasonably be expected to be safe at least 75 days before introducing a new dietary ingredient into interstate commerce. As required by the FSMA, the FDA issued draft guidance in July 2011, which attempts to clarify when an ingredient will be considered a “new dietary ingredient,” the evidence needed to document the safety of a new dietary ingredient, and appropriate methods for establishing the identity of a new dietary ingredient. In particular, the guidance may cause dietary supplement products available in the market before DSHEA to now be classified to include a new dietary ingredient if the dietary supplement product was produced using manufacturing processes different from those used in 1994. Accordingly, the adoption of the draft FDA guidance or similar guidance could materially adversely affect the availability of dietary supplement products.

The FDA has broad authority to enforce the provisions of the FDCA applicable to the safety, labeling, manufacturing and promotion of foods and dietary supplements, including powers to issue a public warning letter to a company, publicize information about illegal products, institute an administrative detention of food, request or order a recall of illegal products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the U.S. courts. Pursuant to the FSMA, the FDA also has the power to refuse the import of any food or dietary supplement from a foreign supplier that is not appropriately verified as in compliance with all FDA laws and regulations. Moreover, the FDA has the authority to administratively suspend the registration of any facility producing food, including supplements, deemed to present a reasonable probability of causing serious adverse health consequences.

In connection with the marketing and advertisement of products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states. Furthermore, in recent years, the FDA has been aggressive in enforcing its regulations with respect to nutrient content claims (e.g., “low fat,” “good source of,” “calorie free,” etc.), unauthorized “health claims” (claims that characterize the relationship between a food or food ingredient and a disease or health condition), and other claims that impermissibly suggest therapeutic benefits for certain foods or food components. These events could interrupt the marketing and sales of products in our stores, including our private label products, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality to our stores, which could result in a material adverse effect on our business, financial condition and results of operations.

We are also subject to laws and regulations more generally applicable to retailers, including labor and employment, taxation, zoning and land use, environmental protection, workplace safety, public health, community right-to-know and alcoholic beverage sales. Our stores are subject to unscheduled inspections on a regular basis, which, if violations are found, could result in the assessment of fines, suspension of one or more needed licenses and, in the case of repeated “critical” violations, closure of the store until a re-inspection demonstrates that we have remediated the problem. Further, our new store openings could be delayed or prevented or our existing stores could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses. In addition, we are subject to environmental laws pursuant to which we could be held responsible for all of the costs relating to any contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites, regardless of our knowledge of, or responsibility for, such contamination.

As is common in our industry, we rely on our suppliers and contract manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek certifications of compliance, representations and warranties, indemnification and/or insurance from our suppliers and contract manufacturers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In order to comply with applicable statutes and regulations, our suppliers and contract manufacturers have from time to time reformulated, eliminated or relabeled certain of their products and we have revised certain provisions of our sales and marketing program.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, increase our costs or require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on our business, financial condition and results or operation.

Our nutrition-oriented educational activities may be impacted by government regulation or our inability to secure adequate liability insurance.

We provide nutrition-oriented education to our customers, and these activities may be subject to state and federal regulation, and oversight by professional organizations. In the past, the FDA has expressed concerns regarding summarized health and nutrition-related information that (i) does not, in the FDA’s view, accurately present such information, (ii) diverts a consumer’s attention and focus from FDA-required nutrition labeling and information or (iii) impermissibly promotes drug-type disease-related benefits. If our team members or third parties we engage to provide this information do not act in accordance with regulatory requirements, we may become subject to penalties that could have a material adverse effect on our business. We believe we are currently in compliance with relevant regulatory requirements, and we maintain professional liability insurance in order to mitigate risks associated with this nutrition-oriented education. However, we cannot predict the nature of future government regulation and oversight, including the potential impact of any such regulation on this activity. Furthermore, the availability of professional liability insurance or the scope of such coverage may change, or our insurance coverage may prove inadequate, which may adversely impact the ability of our customer educators to provide some information to our customers. The occurrence of any such developments could negatively impact the perception of our brand, our sales and our ability to attract new customers.

General economic conditions that impact consumer spending could adversely affect our business.

The retail food business is sensitive to changes in general economic conditions. Recessionary economic cycles, increases in interest rates, higher prices for commodities, fuel and other energy, inflation, high levels of unemployment and consumer debt, depressed home values, high tax rates and other economic factors that affect consumer spending and confidence or buying habits may materially adversely affect the demand for products we sell in our stores. In recent years, the U.S. economy has experienced volatility due to uncertainties related to energy prices, credit availability, difficulties in the banking and financial services sectors, decreases in home values and retirement accounts, high unemployment and falling consumer confidence. As a result, consumers are more cautious and could shift their spending to lower-priced competition, such as warehouse membership clubs, dollar stores or extreme value formats, which could have a material and adverse effect on our operating results and financial condition.

In addition, inflation or deflation can impact our business. Food deflation could reduce sales growth and earnings, while food inflation, combined with reduced consumer spending, could reduce gross profit margins. As a result, our operating results and financial condition could be materially adversely affected.

A widespread health epidemic could materially impact our business.

Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic may cause customers to avoid public gathering places such as our stores or otherwise change their shopping behaviors. Additionally, a widespread health epidemic could also adversely impact our business by disrupting production and delivery of products to our stores and by impacting our ability to appropriately staff our stores.

Increased commodity prices and availability may impact profitability.

Many products we sell include ingredients such as wheat, corn, oils, milk, sugar, cocoa and other commodities. Commodity prices worldwide have been increasing. Any increase in commodity prices may cause our vendors to seek price increases from us. We cannot assure you that we will be able to mitigate vendor efforts to increase our costs, either in whole or in part. In the event we are unable to continue mitigating potential vendor price increases, we may in turn consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may impact gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

Energy costs are an increasingly significant component of our operating expenses and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

We utilize natural gas, water, sewer and electricity in our stores and use gasoline and diesel in trucks that deliver products to our stores. We may also be required to pay certain adjustments or other amounts pursuant to our supply and delivery contracts in connection with increases in fuel prices. Increases in energy costs, whether driven by increased demand, decreased or disrupted supply or an anticipation of any such events will increase the costs of operating our stores. Our shipping costs have also increased recently due to rising fuel and freight prices, and these costs may continue to increase. We may not be able to recover these rising costs through increased prices charged to our customers, and any increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, if we are unsuccessful in attempts to protect against these increases in energy costs through long-term energy contracts, improved energy procurement, improved efficiency and other operational improvements, the overall costs of operating our stores will increase, which would impact our profitability, financial condition and results of operations.

Increases in certain costs affecting our marketing, advertising and promotions may adversely impact our ability to advertise effectively and reduce our profitability.

Postal rate increases, and increasing paper and printing costs affect the cost of our promotional mailings. In response to any future increase in mailing costs, we may consider reducing the number and size of certain promotional pieces. In addition, we rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not party to any long-term contracts for the supply of paper. Future increases in costs affecting our marketing, advertising and promotions could adversely impact our ability to advertise effectively and our profitability.

Disruptions to, or security breaches involving, our information technology systems could harm our ability to run our business.

We rely extensively on information technology systems for point of sale processing in our stores, supply chain, financial reporting, human resources and various other processes and transactions. Our information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data, catastrophic events, and usage errors by our team members. In January 2013, we discovered sophisticated malware installed on certain credit card “pin pads” in a limited number of our stores designed to illegally access our customers’ credit card information. We discovered the malware shortly after it was planted and promptly shut down its access to our systems, but it is possible that our customers’ credit card information was compromised. In connection with the January 2013 breach, in addition to replacing the affected card terminals for a total cost of approximately $170,000, we engaged a nationally recognized cybersecurity firm to investigate the incident. The costs associated with the investigation, and any penalties assessed by our credit card vendors, are covered by our insurance policy, subject to our insurance deductible of $100,000. We have implemented numerous additional security protocols since the attack in order to further tighten security, but there can be no assurance similar breaches will not occur in the future. Our information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others, face costly litigation, and our reputation with our customers may be harmed. Various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause significant interruptions to our business. Any material interruption in the information technology systems we rely on may have a material adverse effect on our operating results and financial condition.

We may be unable to adequately protect our intellectual property rights, which could harm our business.

We rely on a combination of trademark, trade secret, copyright and domain name law and internal procedures and nondisclosure agreements to protect our intellectual property. In particular, we believe our trademarks, including SPROUTS FARMERS MARKET®, SPROUTS® and HEALTHY LIVING FOR LESS!®, and our domain names, including sprouts.com, are valuable assets. However, there can be no assurance that our intellectual property rights will be sufficient to distinguish our products and services from those of our competitors and to provide us with a competitive advantage. From time to time, third parties may use names and logos similar to ours, may apply to register trademarks or domain names similar to ours, and may infringe or otherwise violate our intellectual property rights. There can be no assurance that our intellectual property rights can be successfully asserted against such third parties or will not be invalidated, circumvented or challenged. Asserting or defending our intellectual property rights could be time consuming and costly and could distract management’s attention and resources. If we are unable to prevent our competitors from using names, logos and domain names similar to ours, consumer confusion could result, the perception of our brand and products could be negatively affected, and our sales and profitability could suffer as a result. We also license the SPROUTS FARMERS MARKETS trademark to a third party for use in operating two grocery stores. If the licensee fails to maintain the quality of the goods and services used in connection with this trademark, our rights to, and the value of, this and similar trademarks could potentially be harmed. Negative publicity relating to the licensee could also be incorrectly associated with us, which could harm the business. Failure to protect our proprietary information could also have a material adverse effect on our business.

We may also be subject to claims that our activities or the products we sell infringe, misappropriate or otherwise violate the intellectual property rights of others. Any such claims can be time consuming and costly to defend and may distract management’s attention and resources, even if the claims are without merit. Such claims may also require us to enter into costly settlement or license agreements (which could, for example, prevent us from using our trademarks in certain geographies or in connection with certain products and services), pay costly damage awards, and face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services, any of which could have a material adverse effect on our business.

Changes in accounting standards may materially impact reporting of our financial condition and results of operations.

Accounting principles generally accepted in the United States and related accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for inventories, goodwill and intangible assets, store closures, leases, insurance, income taxes, stock-based compensation and accounting for mergers and acquisitions, are complex and involve subjective judgments. Changes in these rules or their interpretation may significantly change or add significant volatility to our reported earnings without a comparable underlying change in cash flow from operations. As a result, changes in accounting standards may materially impact our reported financial condition and results of operations.

Specifically, proposed changes to financial accounting standards could require such leases to be recognized on our balance sheet. In addition to our indebtedness, we have significant obligations relating to our current operating leases. All of our existing stores are subject to leases, which have average remaining terms of nine years and, as of December 30, 2012, we had undiscounted operating lease commitments of approximately $696.3 million, scheduled through 2032, related primarily to our stores, including stores that are not yet open. These commitments represent the minimum lease payments due under our operating leases, excluding common area maintenance, insurance and taxes related to our operating lease obligations, and do not reflect fair market value rent reset provisions in the leases. These leases are classified as operating leases and disclosed in Note 20 to our consolidated financial statements included elsewhere in this prospectus, but are not reflected as liabilities on our consolidated balance sheets. During fiscal 2012, our rent expense charged under operating leases was approximately $54.2 million.

In August 2010, the Financial Accounting Standards Board (referred to as “FASB”) and the International Accounting Standards Board (referred to as “IASB”) issued a joint discussion paper highlighting proposed changes to financial accounting standards for leases. Currently, Accounting Standards Codification 840 (referred to as “ASC 840”), Leases (formerly Statement of Financial Accounting Standards 13, Accounting for Leases) requires that operating leases are classified as an off-balance sheet transaction and only the current year operating lease expense is accounted for in the income statement. In order to determine the proper classification of our stores as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. A majority of our store leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our consolidated balance sheets, which means that neither a leased asset nor an obligation for future lease payments is reflected in our consolidated balance sheets. The proposed changes to ASC 840 would require that substantially all operating leases be recognized as assets and liabilities on our balance sheet. The right to use the leased property would be capitalized as an asset and the present value of future lease payments would be accounted for as a liability. The proposed changes are currently being reviewed by FASB, IASB and others. The timeline for finalization and effectiveness has not yet been determined, but the standard may require retrospective adoption. While we have not quantified the impact this proposed standard would have on our financial statements, if our current operating leases are instead recognized on the balance sheet, it will result in a significant increase in the liabilities and assets reflected on our balance sheets and in the interest expense and depreciation and amortization expense reflected in our income statement, while reducing the amount of rent expense.

Legal proceedings could materially impact our business, financial condition and results of operations.

Our operations, which are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections, carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in some other industries. Consequently, we may be a party to individual personal injury, product liability, intellectual property, employment-related and other legal actions in the ordinary course of our business, including litigation arising from food-related illness. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. While we maintain insurance, insurance coverage may not be adequate, and the cost to defend against future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our business, financial condition, and results of operations.

Claims under our insurance plans may differ from our estimates, which could materially impact our results of operations.

We use a combination of insurance and self-insurance plans to provide for the potential liabilities for workers’ compensation, general liability (including, in connection with legal proceedings described under “—Legal proceedings could materially impact our business, financial condition and results of operations” above), property insurance, director and officers’ liability insurance, vehicle liability and team member health-care benefits. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Our results could be materially impacted by claims and other expenses related to such plans if future occurrences and claims differ from these assumptions and historical trends.

Our high level of fixed lease obligations could adversely affect our financial performance.

Our high level of fixed lease obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations, and could adversely impact our ability to obtain future financing to support our growth or other operational investments. We will require substantial cash flows from operations to make our payments under our operating leases, all of which provide for periodic increases in rent. If we are not able to make the required payments under the leases, the lenders or owners of the relevant stores, distribution centers or administrative offices may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

Our lease obligations may require us to continue paying rent for store locations that we no longer operate.

We are subject to risks associated with our current and future store, distribution center and administrative office real estate leases. We generally cannot cancel our leases, so if we decide to close or relocate a location, we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the remaining lease term. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or any terms at all, which could materially adversely affect our business, results of operations or financial condition.

The loss of key management could negatively affect our business.

We are dependent upon a number of key management and other team members. If we were to lose the services of a significant number of key team members within a short period of time, this could have a material adverse effect on our operations as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. We do not maintain key person insurance on any team member.

If we are unable to attract, train and retain team members, we may not be able to grow or successfully operate our business.

The food retail industry is labor intensive. Our continued success is dependent upon our ability to attract and retain qualified team members who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and consumers. We face intense competition for qualified team members, many of whom are subject to offers from competing employers. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we are located, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our earnings to decrease. If we are unable to hire and retain team members capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our team members or team member wages may adversely affect our business, results of operations or financial condition.

Higher wage and benefit costs could adversely affect our business.

Changes in federal and state minimum wage laws and other laws relating to employee benefits, including the Patient Protection and Affordable Care Act, could cause us to incur additional wage and benefit costs. Increased labor costs would increase our expenses and have an adverse impact on our profitability.

Union attempts to organize our team members could negatively affect our business.

None of our team members are currently subject to a collective bargaining agreement. As we continue to grow and enter different regions, unions may attempt to organize all or part of our team member base at certain stores or within certain regions. Responding to such organization attempts may distract management and team members and may have a negative financial impact on individual stores, or on our business as a whole.

We may require additional capital to fund the expansion of our business, and our inability to obtain such capital could harm our business.

To support our expanding business, we must have sufficient capital to continue to make significant investments in our new and existing stores and advertising. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund such expansion. If cash flows from operations are not sufficient, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing stockholders.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies may require us to delay, scale back or eliminate some or all of our operations or the expansion of our business, which may have a material adverse effect on our business, operating results, financial condition or prospects.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which could adversely impact our business.

As of March 31, 2013, on a pro forma basis, after giving effect to the application of the net proceeds of this offering as described in “Use of Proceeds,” we would have had outstanding indebtedness of approximately $426.4 million. We may incur additional indebtedness in the future, including borrowings under our Credit Facility. We will continue to have significant debt service obligations following the completion of this offering. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

The fact that a substantial portion of our cash flow from operations could be needed to make payments on this indebtedness could have important consequences, including the following:

•	reducing our ability to execute our growth strategy, including new store development;

•	impacting our ability to continue to execute our operational strategies in existing stores;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the availability of our cash flow for other purposes;

•

limiting our flexibility in planning for, or reacting to, changes in our business and the market in which we operate, which would place us at a competitive disadvantage compared to our competitors that may have less debt;

•	limiting our ability to borrow additional funds; and

•	failing to comply with the covenants in our debt agreements could result in all of our indebtedness becoming immediately due and payable.

Our ability to obtain necessary funds through borrowing will depend on our ability to generate cash flow from operations. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us under our Credit Facility or otherwise in amounts sufficient to enable us to fund our liquidity needs, our operating results and financial condition may be adversely affected. Our inability to make scheduled payments on our debt obligations in the future would require us to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity investment.

Covenants in our debt agreements restrict our operational flexibility.

The agreement governing our Credit Facility contains usual and customary restrictive covenants relating to our management and the operation of our business, including the following:

•	incurring additional indebtedness;

•	making certain investments;

•	merging, dissolving, liquidating, consolidating, or disposing of all or substantially all of our assets;

•	paying dividends, making distributions, or redeeming capital stock;

•	entering into transactions with our affiliates; and

•	granting liens on our assets.

Our Credit Facility also requires us to maintain a specified financial ratio at the end of any fiscal quarter at any time the Revolving Credit Facility is drawn. Our ability to meet this financial ratio, if applicable, could be affected by events beyond our control. Failure to comply with any of the covenants under our Credit Facility could result in a default under the facility, which could cause our lenders to accelerate the timing of payments and exercise their lien on substantially all of our assets, which would have a material adverse effect on our business, operating results, and financial condition.

We will incur increased costs as a result of being a public company.

We will incur significant legal, accounting, and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”), and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 (referred to as the “Sarbanes-Oxley Act”), the Dodd-Frank Act of 2010, and the listing requirements of NASDAQ Global Select Market. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. The reporting requirements, rules, and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes that we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

Our management has limited experience managing a public company, and our current resources may not be sufficient to fulfill our public company obligations.

Following the completion of this offering, we will be subject to various regulatory requirements, including those of the Securities and Exchange Commission (referred to as the “SEC”) and NASDAQ Global Select Market. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations, and we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants, or are otherwise unable to fulfill our public company obligations.

If we are unable to implement and maintain effective internal control over financial reporting in the future, we may fail to prevent or detect material misstatements in our financial statements, in which case investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2014 annual report on Form 10-K to be filed in 2015, we will be required to file a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which is a time-consuming, costly and complicated process. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our 2014 annual report on Form 10-K to be filed in 2015.

In connection with the audit of the financial statements for Sprouts Arizona for fiscal 2010 and our financial statements for fiscal 2011, material weaknesses were identified. We have taken steps to remediate these items by hiring additional finance and accounting personnel and by establishing and formalizing accounting policies and procedures.

In connection with the audit of our financial statements for fiscal 2012, a material weakness related to internal controls with respect to costing of inventories was identified. We previously valued our non-perishable products at the lower of cost or market with costs determined based on replacement costs before discounts. We later determined that replacement costs before discounts was not an acceptable method under GAAP. As a result, we restated our fiscal 2011 financial statements to correct for this error and we changed our inventory method for non-perishable products to the lower of cost or market using weighted-average costs. The correction of this error also resulted in an audit adjustment in fiscal 2012. As a result, it was determined that a material weakness in our internal control over financial reporting existed related to our failure to design and maintain effective controls with respect to the application of an appropriate GAAP method in determining inventory costs for non-perishable products. We are currently recording our inventory costs for non-perishable inventory using weighted-average costs that include statistical and other estimation methods which we believe provide a reasonable basis to value our non-perishable inventory. We are currently addressing this material weakness in the development of our internal control over financial reporting processes. However we cannot at this time estimate how long it will take to remediate this material weakness.

If we are unsuccessful in our efforts to remediate any material weakness in our internal control over financial reporting, if we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. In addition, we could become subject to investigations by NASDAQ Global Select Market, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If our goodwill becomes impaired, we may be required to record a significant charge to earnings.

We have a significant amount of goodwill. As of March 31, 2013, we had goodwill of approximately $368.1 million, which represented 32% of our total assets as of such date. Goodwill is reviewed for impairment on an annual basis in the fourth fiscal quarter or whenever events occur or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying amount. Fair value is determined based on the discounted cash flows and comparable market values of our single reporting unit. If the fair value of the reporting unit is less than its carrying value, the fair value of the implied goodwill is calculated as the difference between the fair value of our reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. In the event an impairment to goodwill is identified, an immediate charge to earnings in an amount equal to the excess of the carrying value over the implied fair value would be recorded, which would adversely affect our operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Goodwill and Intangible Assets.”

Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate market rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures. Based on our annual impairment test during fiscal 2010, 2011 and 2012, no goodwill impairment charge was required to be recorded. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect our reporting unit’s fair value and result in an impairment charge. Factors that could cause us to change our estimates of future cash flows include a prolonged economic crisis, successful efforts by our competitors to gain market share in our core markets, our inability to compete effectively with other retailers or our inability to maintain price competitiveness. An impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

Risks Related to this Offering and Ownership of our Common Stock

Our stock price may be volatile, and you may not be able to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at a price that is attractive to you, or at all. The price of our common stock in any such market may be higher or lower than the price that you pay in this offering. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we and the selling stockholders negotiated with the representatives of the underwriters, which may not be indicative of prices that will prevail in the trading market.

There is no guarantee that our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly or annual financial results;

•	the financial guidance we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

•

failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us or our competitors;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	sales, or anticipated sales, of large blocks of our stock;

•	short selling of our common stock by investors;

•	additions or departures of key personnel;

•	new store openings or entry into new markets by us or by our competitors;

•	regulatory or political developments;

•	changes in accounting principles or methodologies;

•	litigation and governmental investigations;

•	acquisitions by us or by our competitors; and

•	general financial market conditions or events.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the price or liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit or paying for settlements or damages. Such a lawsuit could also divert the time and attention of our management from our business.

The large number of shares eligible for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may depress the market price. We will have 143,658,944 shares of common stock outstanding after this offering (or 146,433,944 shares if the underwriters’ option to purchase additional shares is exercised in full). Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended (referred to as the “Securities Act”). The holders of substantially all of the remaining shares of common stock will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. In addition, participants in the directed share program described under “Underwriting—Directed Share Program” who purchase more than $1.0 million of common stock will be subject to similar restrictions during the 25-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. The 180-day and 25-day restricted periods referred to in the preceding two sentences may be extended under the circumstances described in the “Underwriting” section of this prospectus.

In addition, the Stockholders Agreement by and among us and current holders of approximately 99.6% of our outstanding shares of common stock limits the ability of current equity holders (other than the Apollo Funds) to sell their shares, subject to various exceptions, until October 31, 2014 (subject to a potential extension of up to 90 days). However, the Apollo Funds will have the ability to require us to register shares of our common stock held by them for resale (subject to the restrictions during the 180-day restricted period referred to above), and our stockholders party to the Stockholders Agreement will also have the ability to participate in such registered offerings. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” Subject to the foregoing, after the expiration of the restricted period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

We also intend to register all shares of common stock that we may issue under our Incentive Plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up arrangement described above.

Sales of common stock as restrictions end may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

You will incur immediate and substantial dilution in your investment because our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

If you purchase shares in this offering, you will incur immediate and substantial dilution of $19.07 in net tangible book value per share (or $18.73 if the underwriters’ option to purchase additional shares is exercised in full), because the price that you pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. Furthermore, there will be options to purchase shares of common stock outstanding upon the closing of this offering that have exercise prices below the initial public offering price. To the extent such options are exercised in the future, there may be further dilution to new investors. See “Dilution.”

Our principal stockholders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon the closing of this offering, our directors, executive officers, and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 85.1% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares. In particular, the Apollo Funds will beneficially own, in the aggregate, approximately 45.4% of our outstanding common stock. These amounts compare to approximately 12.3% of our outstanding common stock represented by the shares sold by us in this offering, also assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders, acting together, or the Apollo Funds acting alone, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Certain underwriters are affiliates of our controlling stockholder and have interests in this offering beyond customary underwriting discounts and commissions.

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. In particular, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary because Apollo Global Securities, LLC is not primarily responsible for managing this offering, and the underwriters that are primarily responsible for managing this offering (Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC) satisfy the criteria required by Rule 5121(f)(12)(E) and do not have a conflict of interest with us. However, in accordance with Rule 5121, Apollo Global Securities, LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder. See “Underwriting—Conflicts of Interest.”

Anti-takeover provisions could impair a takeover attempt and adversely affect existing stockholders.

Certain provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may have the effect of rendering more difficult, delaying, or preventing an acquisition of our company, even when this would be in the best interest of our stockholders. Our corporate governance documents include the following provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting our stockholders from acting by written consent, thereby requiring stockholder action to be taken at an annual or special meeting of stockholders;

•

prohibiting our stockholders from calling special meetings of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or the ability of holders controlling a majority of our capital stock to take any action, including the removal of directors;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•

permitting newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors to be filled only by a majority of our remaining directors, even if less than a quorum is then in office, or by a sole remaining director; and

•	providing that our board of directors is expressly authorized to make, repeal, alter, or amend our bylaws.

In addition, Delaware law imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested stockholders.”

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If we do not establish and maintain adequate research coverage, or if any of the analysts who may cover us downgrade our stock or publish inaccurate or unfavorable research about our business or provide relatively more favorable recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to pay down indebtedness and for general corporate purposes. We have not allocated these net proceeds for any specific purposes. Our management might not be able to generate a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere in this prospectus. In addition, our Credit Facility contains covenants that would restrict our ability to pay cash dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, without limitation, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the key factors that could cause actual results to differ from our expectations include the following:

•	the competitive nature of the industry in which we conduct our business;

•	our ability to open new stores;

•	our ability to increase comparable store sales;

•	the potential for our newly opened stores to negatively impact our financial results in the short or long term;

•	our ability to maintain or improve operating margins;

•	produce or supply chain disruptions;

•	our ability to identify market trends and react to changing consumer preferences;

•	the impact of quality or food safety concerns;

•	our exposure to lawsuits relating to the products we sell;

•	our ability to maintain our brand value and reputation;

•	the geographic concentration of our stores;

•	disruption of significant supplier relationships;

•	significant interruptions in the operations of our distribution centers;

•	the effects of government regulation;

•	liabilities arising out of our nutrition-oriented educational activities;

•	general economic conditions affecting consumer spending;

•	the occurrence of a widespread health epidemic;

•	increased commodity prices and lack of availability;

•	increased energy costs;

•	increases in the cost of our marketing, advertising, and promotional activities;

•	the failure of our information technology systems;

•	our inability to protect our intellectual property;

•	changes in accounting standards;

•	the outcome of litigation against us;

•	our ability to accurately estimate claims under our insurance plans;

•	our high level of fixed lease obligations;

•	our ability to satisfy our lease obligations;

•	the retention of key management;

•	our ability to attract, train and retain store team members;

•	the effect of increased labor costs;

•	union organization activities;

•	our ability to raise additional capital to finance the growth of our business;

•	our ability to service our debt obligations;

•	restrictions in our debt agreements;

•	increased costs as the result of being a public company;

•	the limited experience of our management in managing a public company;

•	our ability to maintain effective internal control over financial reporting; and

•	the potential for our goodwill to become impaired.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $297.5 million (or $344.7 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale by the selling stockholders of shares in this offering.

We intend to use $297.5 million of the net proceeds from this offering to repay borrowings under the Term Loan portion of our Credit Facility. As of June 30, 2013, the interest rate on the Term Loan, which is scheduled to mature on April 23, 2020, was 4.5%. A portion of the proceeds of the Term Loan were used to repay in full the outstanding balance of $403.1 million under our Former Credit Facilities. We used the remaining proceeds of the Term Loan, together with cash on hand, to make a distribution to our equity holders, to make payments to vested option holders, and to pay transaction fees and expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-term Debt and Former Credit Facilities” for more information.

We intend to use any remaining net proceeds from this offering for general corporate purposes. We will have broad discretion in the way we use the net proceeds.

Affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., underwriters in this offering, are lenders under our Credit Facility and therefore will receive a portion of the net proceeds of this offering. See “Underwriting.”

DIVIDEND POLICY

We do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our Credit Facility contains covenants that would restrict our ability to pay cash dividends.

CORPORATE CONVERSION

On July 29, 2013, Sprouts Farmers Markets, LLC, a Delaware limited liability company, converted into Sprouts Farmers Market, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus. In order to consummate the corporate conversion, we filed a certificate of conversion with the Secretary of State of the State of Delaware. As part of the corporate conversion:

•	holders of our Class A and Class B units received 11 shares of our common stock for each unit held immediately prior to the corporate conversion; and

•

options to purchase our Class B units became options to purchase 11 shares of our common stock for each unit underlying such options immediately prior to the corporate conversion, at the same aggregate exercise price in effect prior to the corporate conversion.

Assuming the effectiveness of the corporate conversion as of March 31, 2013:

•	11,435,611 outstanding Class A units and 16,125 Class B units of Sprouts Farmers Markets, LLC were converted into an aggregate of 125,969,096 shares of our common stock; and

•

outstanding options to purchase 1,053,132 Class B units of Sprouts Farmers Markets, LLC became options to purchase an aggregate of 11,584,452 shares of our common stock, with exercise prices ranging from $1.09 to $6.92.

As a result of the corporate conversion, Sprouts Farmers Market, Inc. holds all assets of Sprouts Farmers Markets, LLC and assumed all of the debts and obligations of Sprouts Farmers Markets, LLC. Sprouts Farmers Market, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in “Description of Capital Stock.” On July 29, 2013, the effective date of the corporate conversion, the members of the board of managers of Sprouts Farmers Markets, LLC became the members of the board of directors of Sprouts Farmers Market, Inc. and the officers of Sprouts Farmers Markets, LLC became the officers of Sprouts Farmers Market, Inc.

For the convenience of the reader, except as the context otherwise requires, all information included in this prospectus is presented giving effect to the corporate conversion.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the April 2013 Refinancing; and

•

on a pro forma as adjusted basis to further reflect to reflect (i) the sale by us of 17,702,215 shares of common stock in this offering at the initial public offering price of $18.00 per share (assuming no exercise of the underwriters’ option to purchase additional shares), after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) the application of the net proceeds received by us as described under “Use of Proceeds.”

You should read this table together with “Selected Consolidated Historical and Pro Forma Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma for April 2013 Refinancing(1)	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$100,795	$86,917	$86,917

Capital and finance lease obligations, including current portion	$112,320	$112,320	$112,320
Long-term debt, including current portion	425,063	717,905	426,381
Stockholders’ equity:
Undesignated preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding, actual, pro forma for April 2013 Refinancing and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, actual, pro forma for April 2013 Refinancing and pro forma as adjusted; 125,969,096 shares issued and outstanding, actual and pro forma for April 2013 Refinancing; 143,671,311 shares issued and outstanding, pro forma as adjusted	126	126	144
Additional paid-in capital	396,604	106,760	404,257
Retained earnings/(accumulated deficit)	9,266	—	(6,806)

Total stockholders’ equity	405,996	106,886	397,595

Total capitalization	$943,379	$937,111	$936,296

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The outstanding as adjusted share information in the table above is based on 125,969,096 shares of our common stock outstanding as of March 31, 2013, assuming the corporate conversion occurred on March 31, 2013, and excludes the following:

•	11,584,452 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 at a weighted average exercise price of $3.01 per share; and

•	10,089,072 shares of common stock reserved for future issuance under our Incentive Plans.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

The historical net tangible book deficit of our common stock as of March 31, 2013 was $144.7 million, or a deficit of $1.15 per share. Historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share is our historical net tangible book value, divided by the number of outstanding shares, after giving effect to the conversion of all outstanding units into an aggregate of 125,969,096 shares of our common stock and the conversion of all outstanding options to purchase units into options to purchase an aggregate of 11,584,452 shares of our common stock in the corporate conversion.

The pro forma net tangible book deficit of our common stock as of March 31, 2013 was $443.8 million, or a deficit of $3.52 per share. Pro forma net tangible book deficit and pro forma net tangible book deficit per share give effect to (i) the corporate conversion and (ii) the April 2013 Refinancing.

Pro forma as adjusted net tangible book value (deficit) gives effect to (i) the April 2013 Refinancing, (ii) the sale by us of 17,702,215 shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares), after deducting the underwriting discount and estimated offering expenses payable by us, and (iii) the application of the net proceeds received by us as described under “Use of Proceeds” (assuming no exercise of the underwriters’ option to purchase additional shares). As of March 31, 2013, our pro forma as adjusted net tangible book deficit would have been $153.1 million, or a deficit of $1.07 per share. This represents an immediate increase in pro forma net tangible book value of $2.45 per share to our existing stockholders and an immediate dilution of $19.07 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$18.00
Historical net tangible book value per share as of March 31, 2013	(1.15)
Pro forma decrease in net tangible book value per share attributable to the April 2013 Refinancing	(2.37)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	2.45

Pro forma as adjusted net tangible book value per share after this offering		(1.07)

Dilution per share to new investors purchasing shares in this offering		$19.07

The table below summarizes as of March 31, 2013, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares), before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	125,969,096	87.7%	$211,476,000	39.9%	$1.68
New investors	17,702,215	12.3%	318,639,870	60.1%	18.00

Total	143,671,311	100.0%	$530,115,870	100.0%

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the percentage of shares of our common stock held by existing stockholders will be reduced to 86.0% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 20,477,215 shares, or 14.0% of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on 125,969,096 shares of our common stock outstanding as of March 31, 2013, assuming the corporate conversion occurred on March 31, 2013, and exclude the following:

•	11,584,452 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 at a weighted average exercise price of $3.01 per share; and

•	10,089,072 shares of common stock reserved for future issuance under our Incentive Plans.

If all of these options were exercised, then our existing stockholders, including the holders of these options, would own 88.6% and our new investors would own 11.4% of the total number of shares of our common stock outstanding upon the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares). In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $246.3 million, or 43.6%, the total consideration paid by our new investors would be $318.6 million, or 56.4%, the average price per share paid by our existing stockholders would be $1.79, and the average price per share paid by our new investors would be $18.00.

SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The following tables set forth our selected historical financial and other data, as well as certain pro forma information. You should read the selected historical and pro forma financial and other data in conjunction with the information included under the heading “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

The historical balance sheet data as of January 1, 2012 and December 30, 2012 and the historical statements of operations data for fiscal 2010, fiscal 2011 and fiscal 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Historical statements of operations data for the thirteen weeks ended April 1, 2012 and March 31, 2013 and historical balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. These statements, in the opinion of management, include all adjustments (inclusive of normal recurring adjustments) necessary for a fair statement. The historical balance sheet data as of January 3, 2010 and January 2, 2011 and the historical statement of operations data for fiscal 2009 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The historical balance sheet data as of January 4, 2009 and the historical statement of operations data for fiscal 2008 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus.

In 2002, Sprouts Arizona opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2011, Sprouts Arizona combined with Henry’s, which operated 35 Henry’s Farmers Market stores and eight Sun Harvest Market stores, as a part of the Henry’s Transaction led by the Apollo Funds. Apollo held a controlling interest in Henry’s former parent prior to the Henry’s Transaction and continued to hold a controlling interest in the Company afterwards. Due to Apollo’s continued controlling interest, the Henry’s Transaction resulted in Henry’s financial statements becoming the financial statements of the Company, followed immediately by the acquisition by the Company of the Sprouts Farmers Market business. As a result, the Company was determined to be the accounting acquirer, effective April 18, 2011. Accordingly, our consolidated financial statements for fiscal 2008, fiscal 2009 and fiscal 2010 and for the period from January 3, 2011 through April 17, 2011 reflect only the historic results of Henry’s prior to the Henry’s Transaction. Commencing on April 18, 2011, our consolidated financial statements also include the financial position, results of operations and cash flows of Sprouts Arizona.

In May 2012, we acquired Sunflower in the Sunflower Transaction. Commencing on May 29, 2012, our consolidated financial statements also include the financial position, results of operations and cash flows of Sunflower.

The Sunflower Transaction had, and the April 2013 Refinancing is expected to have, a material impact on our results of operations. Accordingly, we have included pro forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013, which gives effect to these transactions as more fully described in the notes below. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for unaudited pro forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013. In addition, see “Management’s Discussion and Analysis and Financial Condition and Results of Operations—Unaudited Supplemental Fiscal 2011 Pro Forma Information” for unaudited supplemental pro forma information for fiscal 2011 prepared to reflect the Transactions as if they had been consummated on the first day of fiscal 2011.

					Fiscal 2012

	Fiscal 2008(1)	Fiscal 2009(1)	Fiscal 2010(1)	Fiscal 2011(1)	Actual(2)	Pro Forma for Sunflower Transaction(3)	Pro Forma for Sunflower Transaction and April 2013 Refinancing(4)	Pro Forma Sprouts Farmers Market, Inc.(6)
	(dollars in thousands, except per share data)
Statements of Operations Data:
Net sales	$441,056	$487,693	$516,816	$1,105,879	$1,794,823	$1,990,963	$1,990,963	$1,990,963
Cost of sales, buying and occupancy	315,527	346,310	366,947	794,905	1,264,514	1,403,158	1,403,158	1,403,158

Gross profit	125,529	141,383	149,869	310,974	530,309	587,805	587,805	587,805
Direct store expenses	92,207	106,373	114,463	238,245	368,323	403,731	403,731	403,731
Selling, general and administrative expenses	26,520	23,506	23,277	58,528	86,364	91,611	91,611	91,611
Amortization of Henry’s trade names and capitalized software	—	—	867	32,202	—	—	—	—
Store pre-opening costs	780	2,647	2,341	1,338	2,782	5,218	5,218	5,218
Store closure and exit costs	133	299	354	6,382	2,155	2,214	2,214	2,214

Income (loss) from operations	5,889	8,558	8,567	(25,721)	70,685	85,031	85,031	85,031
Interest expense	(202)	(582)	(681)	(19,813)	(35,488)	(40,250)	(46,935)	(30,255)
Other income	444	343	295	358	562	649	649	649
Loss on extinguishment of debt	—	—	—	—	(992)	(992)	(992)	(992)

Income (loss) before income taxes	6,131	8,319	8,181	(45,176)	34,767	44,438	37,753	54,433
Income tax (provision) benefit	(2,466)	(3,346)	(3,320)	17,731	(15,267)	(19,912)	(17,305)	(23,810)

Net income (loss)	$3,665	$4,973	$4,861	$(27,445)	$19,500	$24,526	$20,448	$30,623

Per Share Data:
Net income (loss) per share—basic(7)	$0.06	$0.08	$0.08	$(0.28)	$0.16	$0.20	$0.16	$0.22
Net income (loss) per share—diluted(7)	$0.06	$0.08	$0.08	$(0.28)	$0.16	$0.19	$0.16	$0.21
Weighted average shares outstanding—basic(7)	64,350	64,350	64,350	96,954	119,427	125,510	125,510	142,039
Weighted average shares outstanding—diluted(7)	64,350	64,350	64,350	96,954	121,781	127,864	127,358	143,887
Pro Forma Financial Measures:
Pro forma adjusted EBITDA(8)						$147,340	$147,340	$147,340
Pro forma adjusted EBIT(8)						$106,967	$106,967	$106,967
Pro forma adjusted net income(8)						$39,996	$35,918	$46,093

	Thirteen weeks ended
	April 1, 2012				March 31, 2013
	Actual(2)	Pro Forma for Sunflower Transaction(3)	Pro Forma for Sunflower Transaction and April 2013 Refinancing(4)	Pro Forma Sprouts Farmers Market, Inc.(6)	Actual	Pro Forma for April 2013 Refinancing(5)	Pro Forma Sprouts Farmers Market, Inc. (6)
	(dollars in thousands, except per share data)
Statements of Operations Data:
Net sales	$375,720	$493,494	$493,494	$493,494	$573,694	$573,694	$573,694
Cost of sales, buying and occupancy	258,933	341,010	341,010	341,010	399,774	399,774	399,774

Gross profit	116,787	152,484	152,484	152,484	173,920	173,920	173,920
Direct store expenses	74,833	96,095	96,095	96,095	114,661	114,661	114,661
Selling, general and administrative expenses	17,087	22,469	22,469	22,469	16,724	16,724	16,724
Store pre-opening costs	511	1,791	1,791	1,791	1,714	1,714	1,714
Store closure and exit costs	123	160	160	160	775	775	775

Income from operations	24,233	31,969	31,969	31,969	40,046	40,046	40,046
Interest expense	(7,098)	(10,308)	(11,826)	(7,689)	(10,165)	(11,952)	(7,719)
Other income	24	49	49	49	133	133	133

Income before income taxes	17,159	21,710	20,192	24,329	30,014	28,227	32,460
Income tax provision	(7,613)	(9,353)	(8,761)	(10,374)	(11,897)	(11,200)	(12,851)

Net income	$9,546	$12,357	$11,431	$13,955	$18,117	$17,027	$19,609

Per Share Data:
Net income per share—basic(7)	$0.09	$0.10	$0.09	$0.10	$0.14	$0.14	$0.14
Net income per share—diluted(7)	$0.09	$0.10	$0.09	$0.10	$0.14	$0.13	$0.13
Weighted average shares outstanding—basic(7)	110,000	124,960	124,960	141,489	125,969	125,969	142,498
Weighted average shares outstanding—diluted(7)	111,463	126,434	125,862	142,391	129,184	129,008	145,537
Pro Forma Financial Measures:
Pro forma adjusted EBITDA(8)		$45,054	$45,054	$45,054		$52,058	$52,058
Pro forma adjusted EBIT(8)		$35,320	$35,320	$35,320		$40,946	$40,946
Pro forma adjusted net income(8)		$15,351	$14,424	$16,949		$17,341	$19,923

	Fiscal 2008(1)(9)	Fiscal 2009(1)	Fiscal 2010(1)	Fiscal 2011(1)	Fiscal 2012(2)	Thirteen weeks ended
						April 1, 2012(2)	March 31, 2013

Pro forma comparable store sales growth(10)	9.0%	2.6%	2.3%	5.1%	9.7%	10.1%	8.0%
Pro forma stores at end of period	87	109	129	138	148	141	154

Other Operating Data:
Stores at beginning of period	36	36	40	43	103	103	148
Opened	—	4	3	7	9	3	6
Acquired(11)	—	—	—	56	37	—	—
Closed	—	—	—	(3)	(1)	—	—
Stores at end of period	36	40	43	103	148	106	154
Gross square feet at end of period	837,630	949,627	1,035,841	2,721,430	4,064,888	2,796,088	4,228,785
Average store size at end of period (gross square feet)	23,268	23,741	24,089	26,422	27,465	26,378	27,466

	As of
	January 4, 2009(1)	January 3, 2010(1)	January 2, 2011(1)	January 1, 2012	December 30, 2012	March 31, 2013
						Actual	Pro Forma for April 2013 Refinancing (12)	Pro Forma Sprouts Farmers Market, Inc.(13)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$3,921	$6,232	$4,918	$14,542	$67,211	$100,795	$86,917	$86,917
Total assets	191,653	220,818	232,636	761,646	1,103,236	1,145,441	1,133,550	1,132,735
Total capital and finance lease obligations, including current portion	5,311	7,967	8,248	75,409	107,639	112,320	112,320	112,320
Total long-term debt, including current portion	—	—	—	294,764	426,544	425,063	717,905	426,381
Total stockholders’ equity	140,300	157,932	156,660	267,453	386,755	405,996	106,886	397,595

(1)	Fiscal 2008, fiscal 2009, fiscal 2010 and the period from January 3, 2011 through April 18, 2011 reflect the sales and expenses directly attributable to Henry’s operations and include allocations of expenses from Henry’s previous parent company. These expenses were allocated to Henry’s on the basis that was considered to reflect fairly or reasonably the utilization of the services provided to, or the benefit obtained by, Henry’s. Historical financial statements for Henry’s prior to April 18, 2011 do not reflect the interest expense or debt Henry’s might have incurred if it had been a stand-alone entity. Additionally, we would have expected to incur other expenses, not reflected in our historical financial statements prior to April 18, 2011, if Henry’s had operated as a stand-alone entity. Commencing on April 18, 2011, our consolidated financial statements include the financial position, results of operations and cash flows of Sprouts Arizona.
(2)	For the period from April 18, 2011 to May 28, 2012 our consolidated financial statements include the financial position results of operations and cash flows of Henry’s and Sprouts Arizona. Commencing on May 29, 2012, our consolidated financial statements also include the financial position, results of operations and cash flows of Sunflower.
(3)	The Pro Forma for Sunflower Transaction information includes the pre-combination results of operations of Sunflower and pro forma adjustments for acquisition accounting and the related acquisition financing, as if the Sunflower Transaction and related financing had been consummated on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012.
(4)	The Pro Forma for Sunflower Transaction and April 2013 Refinancing information includes the pro forma for Sunflower Transaction information described in note 3 above, and also gives effect to pro forma adjustments to reflect our April 2013 Refinancing as if such transactions had occurred on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012.
(5)	The Pro Forma for April 2013 Refinancing information gives effect to pro forma adjustments to reflect our April 2013 Refinancing as if such transaction had occurred on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for the thirteen weeks ended March 31, 2013.
(6)	The Pro Forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 includes the pro forma for Sunflower Transaction and April 2013 Refinancing information described in note 4 above. The Pro Forma information for the thirteen weeks ended March 31, 2013 includes the pro forma for April 2013 Refinancing information as described in note 5 above. Additionally, the Pro Forma information for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 gives effect to pro forma adjustments to reflect the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness under our Credit Facility as described in “Use of Proceeds” as if these events had occurred on the first day of fiscal 2012. This assumes net proceeds of this offering to us of $297.5 million (assuming no exercise of the underwriters’ option to purchase additional shares), after deducting estimated underwriter discounts and commissions and estimated offering expenses. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.

(7)	Pro forma net income per share (basic and diluted) gives effect to the items described in notes 3, 4, 5 or 6 above, as applicable, as if they had occurred on the first day of fiscal 2012. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such pro forma financial data for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.
(8)

Pro forma adjusted EBITDA is a non-GAAP measure defined as pro forma earnings (pro forma net income (loss)) before interest, taxes, depreciation, amortization and accretion, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance. Pro forma adjusted EBIT is a non-GAAP measure defined as pro forma earnings (pro forma net income (loss)) before interest and taxes, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Pro forma adjusted net income is a non-GAAP measure defined as pro forma net income adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Pro forma net income gives effect to the items described in notes 3, 4, 5 or 6 above, as applicable, as if they had occurred on the first day of fiscal 2012.

Pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These non-GAAP measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use pro forma adjusted EBITDA, as further adjusted for additional items defined in our Credit Facility, for board of director and bank compliance reporting.

These non-GAAP measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Because of their limitations, none of these non-GAAP measures should be considered as a measure of discretionary cash available to use to reinvest in growth of our business, or as a measure of cash that will be available to meet our obligations. Each of these non-GAAP measures has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table shows a reconciliation of pro forma adjusted net income, pro forma adjusted EBIT and pro forma adjusted EBITDA to pro forma net income for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013:

	Fiscal 2012			Thirteen Weeks Ended
				April 1, 2012			March 31, 2013
	Pro Forma for Sunflower Transaction	Pro Forma for Sunflower Transaction and April 2013 Refinancing	Pro Forma Sprouts Farmers Market, Inc.	Pro Forma for Sunflower Transaction	Pro Forma for Sunflower Transaction and April 2013 Refinancing	Pro Forma Sprouts Farmers Market, Inc.	Pro Forma for April 2013 Refinancing	Pro Forma Sprouts Farmers Market, Inc.
	(dollars in thousands)
Pro forma net income(a)	$24,526	$20,448	$30,623	$12,357	$11,431	$13,955	$17,027	$19,609
Add: Pro forma income tax provision	19,912	17,305	23,810	9,353	8,761	10,374	11,200	12,851

Pro forma net income before income taxes	44,438	37,753	54,433	21,710	20,192	24,329	28,227	32,460
Adjustments:
Costs associated with integration(b)	17,120	17,120	17,120	3,025	3,025	3,025	(15)	(15)
Loss on extinguishment of debt(c)	992	992	992	—	—	—	—	—
Store closure and exit costs(d)	2,214	2,214	2,214	160	160	160	775	775
Loss on disposal of assets(e)	1,953	1,953	1,953	117	117	117	7	7
Pro forma adjusted income tax provision(f)	(26,721)	(24,114)	(30,619)	(9,661)	(9,070)	(10,682)	(11,653)	(13,304)

Pro forma adjusted net income	39,996	35,918	46,093	15,351	14,424	16,949	17,341	19,923
Pro forma interest expense, net	40,250	46,935	30,255	10,308	11,826	7,689	11,952	7,719
Pro forma adjusted income tax provision(f)	26,721	24,114	30,619	9,661	9,070	10,682	11,653	13,304

Pro forma adjusted EBIT	106,967	106,967	106,967	35,320	35,320	35,320	40,946	40,946
Pro forma depreciation, amortization and accretion	40,373	40,373	40,373	9,734	9,734	9,734	11,112	11,112

Pro forma adjusted EBITDA	$147,340	$147,340	$147,340	$45,054	$45,054	$45,054	$52,058	$52,058

(a)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a reconciliation of pro forma net income to net income for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013.
(b)	Costs associated with integration represent the costs to integrate the combined businesses resulting from the Transactions. These expenses include professional fees and severance, which we exclude from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations. We do not expect to incur material expenses associated with integration of the Transactions in fiscal 2013.
(c)	Loss on extinguishment of debt represents the amount recorded in fiscal 2012 as a result of the renegotiation of a store lease that was classified as a financing lease obligation. We exclude losses on extinguishment of debt from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.
(d)	Store closure and exit costs have been excluded from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income. In fiscal 2012 these consisted of the costs to close one store and a Sunflower administrative facility following the Sunflower Transaction, as well as revised estimates for store closure costs recorded in fiscal 2011. Store closure and exit costs in the thirteen weeks ended March 31, 2013 consisted of the costs to close the former Sunflower warehouse.
(e)	Loss on disposal of assets in fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 represents the loss recorded in connection with the disposal of property and equipment. We exclude gains and losses on disposals of assets from our pro forma adjusted EBITDA, pro forma adjusted EBIT and pro forma adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.

(f)	Pro forma adjusted income tax provision represents pro forma income tax provision plus the tax effect of the adjustments described in notes (b) through (e) above based on statutory tax rates for the period. This amount was further adjusted to reflect a $1.9 million reduction in pro forma income tax provision for the effects of certain items related to the Sunflower Transaction during fiscal 2012. Of the adjustment, $2.3 million relates to the tax effect of $3.3 million and $2.9 million of non-deductible transaction costs incurred by us and Sunflower, respectively, based on statutory tax rates for the period. This adjustment was partially offset by a $0.4 million adjustment related to tax benefits from Sunflower stock option exercises. We have excluded these items from our pro forma adjusted income tax provision because management believes they do not directly reflect the ongoing performance of our store operations and are not reflective of our ongoing income tax provision.
(9)	In fiscal 2008, two stores in California were relocated in close proximity to the original store locations. These stores are not reflected as either opened or closed in the period.
(10)	Pro forma comparable store sales growth reflects comparable store sales growth calculated as if the Transactions had been consummated on the first day of fiscal 2007. Our practice is to include net sales from a store in comparable store sales beginning on the first day of the 61st week following the store’s opening and to exclude net sales from a closed store from comparable store sales on the day of closure. We include net sales from an acquired store in comparable store sales on the later of (i) the day of acquisition or (ii) the first day of the 61st week following the store’s opening. We use pro forma comparable store sales to calculate pro forma comparable store sales growth. A reconciliation of pro forma net sales to net sales and a presentation of pro forma comparable store sales growth are as follows for the periods indicated:

Supplemental Pro Forma Data—Net Sales

	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Thirteen Weeks Ended
						April 1, 2012	March 31, 2013
	(dollars in thousands)
Net sales—actual	$441,056	$487,693	$516,816	$1,105,879	$1,794,823	$375,720	$573,694
Pro forma adjustments(a)	617,732	751,677	973,543	616,776	196,140	117,774	—

Pro forma net sales	$1,058,788	$1,239,370	$1,490,359	$1,722,655	$1,990,963	$493,494	$573,694

Pro forma comparable store sales growth(b)	9.0%	2.6%	2.3%	5.1%	9.7%	10.1%	8.0%

(a)	Pro forma adjustments reflect the net sales of Sprouts Arizona and Sunflower, as if the Transactions had been consummated on the first day of fiscal 2008.
(b)	Pro forma comparable store sales growth is calculated as if the Transactions had been consummated on the first day of fiscal 2007.

(11)	As a result of a change in reporting entity from Henry’s to us in connection with the Henry’s Transaction in fiscal 2011, we acquired 56 Sprouts Arizona stores in the Henry’s Transaction. We also acquired 37 stores in connection with the Sunflower Transaction in fiscal 2012.
(12)	The Pro Forma for April 2013 Refinancing Transaction balance sheet data as of March 31, 2013 gives effect to pro forma adjustments to reflect our April 2013 Refinancing as if such transactions had occurred on March 31, 2013. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such unaudited pro forma condensed consolidated balance sheet data.
(13)	The Pro Forma balance sheet data as of March 31, 2013 includes the pro forma for the April 2013 Refinancing information described in note 12 above, and also gives effect to pro forma adjustments to reflect the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness under our Credit Facility as described in “Use of Proceeds” as if these events had occurred on March 31, 2013. This assumes net proceeds of this offering to us of $297.5 million (assuming no exercise of the underwriters’ option to purchase additional shares), after deducting underwriter discounts and commissions and estimated offering expenses. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a presentation of such unaudited pro forma condensed consolidated balance sheet data.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the unaudited pro forma condensed consolidated statement of operations for fiscal 2012 and the thirteen weeks ended April 1, 2012 and March 31, 2013 and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2013 after giving effect to the transactions and adjustments as described in the accompanying notes.

The unaudited pro forma condensed consolidated financial information includes our historical results of operations and the results of operations of Sunflower, after giving pro forma effect to:

•

the Sunflower Transaction and the related financing (in the case of fiscal 2012 and the thirteen weeks ended April 1, 2012 only) (presented as “Pro Forma for Sunflower Transaction” in the unaudited pro forma condensed consolidated statement of operations);

•

our April 2013 Refinancing (together with “Pro Forma for Sunflower Transaction,” presented as “Pro Forma for Sunflower Transaction and April 2013 Refinancing” in the unaudited pro forma condensed consolidated statement of operations and “Pro Forma for April 2013 Refinancing” in the unaudited pro forma condensed consolidated balance sheet); and

•

the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness as described in “Use of Proceeds” (referred to collectively the “Pro Forma Offering” and, together with “Pro Forma for Sunflower Transaction and April 2013 Refinancing,” presented as “Pro Forma Sprouts Farmers Market, Inc.” in the unaudited pro forma condensed consolidated financial information).

The unaudited pro forma condensed consolidated statement of operations for fiscal 2012 and the thirteen weeks ended April 1, 2012 reflects the Sunflower Transaction, the April 2013 Refinancing and the Pro Forma Offering as if they occurred on January 2, 2012, the first day of fiscal 2012. The unaudited pro forma condensed consolidated statement of operations for the thirteen weeks ended March 31, 2013 gives pro forma effect to the April 2013 Refinancing and the Pro Forma Offering as if they occurred on January 2, 2012. The unaudited pro forma condensed consolidated balance sheet gives pro forma effect to the April 2013 Refinancing and the Pro Forma Offering as if both had occurred on March 31, 2013.

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the Sunflower Transaction and other transactions described above, have an ongoing effect on our statement of operations and are factually supportable. Our unaudited pro forma condensed consolidated financial information and explanatory notes present how our financial statements may have appeared had the business actually been combined and had our capital structure reflected the above transactions as of the dates noted above. The unaudited pro forma condensed consolidated statement of operations shows the impact on the combined statement of operations of the acquisition method of accounting under Financial Accounting Standards Board ASC 805, Business Combinations. Under the acquisition method of accounting, the total purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess purchase price over the amounts assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The following unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to reflect the results the consolidated company may achieve in future periods or the historical results that would have been obtained had the above transactions been completed as of January 2, 2012 or March 31, 2013, as the case may be. The unaudited pro forma condensed consolidated financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Sunflower Transaction. Furthermore, the unaudited pro forma condensed consolidated statement of operations does not include certain nonrecurring charges and the related tax effects which result directly from the Sunflower Transaction, the April 2013 Refinancing and the Pro Forma Offering as described in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information is derived from and should be read in conjunction with our historical financial statements and related notes included elsewhere in this prospectus.

SPROUTS FARMERS MARKET, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Fiscal Year Ended December 30, 2012

(in thousands, except per share amounts)

	Historical Sprouts Farmers Market, Inc.(1)	Historical Sunflower(1)	Pro Forma Adjustments for		Notes	Pro Forma for Sunflower Transaction(2)	Pro Forma Adjustment for April 2013 Refinancing(3)	Notes	Pro Forma for Sunflower Transaction and April 2013 Refinancing(3)	Pro Forma Adjustment for Pro Forma Offering(4)	Notes	Pro Forma Sprouts Farmers Market, Inc.(4)
			Sunflower Fiscal Period Alignment(2)	Sunflower Transaction(2)
Net sales	$1,794,823	$197,612	$(1,472)	$—		$1,990,963	$—		$1,990,963	$—		$1,990,963
Cost of sales, buying and occupancy	1,264,514	138,880	(1,011)	775	(2)(a)	1,403,158	—		1,403,158	—		1,403,158

Gross profit	530,309	58,732	(461)	(775)		587,805	—		587,805	—		587,805

Direct store expenses	368,323	35,956	(287)	(261)	(2)(b)	403,731	—		403,731	—		403,731
Selling, general and administrative expenses	86,364	13,386	(90)	(8,049)	(2)(c)	91,611	—		91,611	—		91,611
Store pre-opening costs	2,782	2,450	(14)	—		5,218	—		5,218	—		5,218
Store closure and exit costs	2,155	59	—	—		2,214	—		2,214	—		2,214

Income from operations	70,685	6,881	(70)	7,535		85,031	—		85,031	—		85,031
Interest expense	(35,488)	(2,019)	14	(2,757)	(2)(d)	(40,250)	(6,685)	(3)(a)	(46,935)	16,680	(4)(a)	(30,255)
Other income	562	88	(1)	—		649	—		649	—		649
Loss on extinguishment of debt	(992)	—	—	—		(992)	—		(992)	—		(992)

Income before income taxes	34,767	4,950	(57)	4,778		44,438	(6,685)		37,753	16,680		54,433
Income tax (provision) benefit	(15,267)	(2,796)	14	(1,863)	(2)(e)	(19,912)	2,607	(3)(b)	(17,305)	(6,505)	(4)(b)	(23,810)

Net income	$19,500	$2,154	$(43)	$2,915		$24,526	$(4,078)		$20,448	$10,175		$30,623

Per Share Information:
Net income—basic	$0.16				(2)(f)	$0.20		(3)(c)	$0.16		(4)(c)	$0.22
Net income—diluted	$0.16				(2)(f)	$0.19		(3)(c)	$0.16		(4)(c)	$0.21

Weighted Average Shares:
Basic	119,427				(2)(f)	125,510		(3)(c)	125,510		(4)(c)	142,039
Diluted	121,781				(2)(f)	127,864		(3)(c)	127,358		(4)(c)	143,887

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

SPROUTS FARMERS MARKET, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Thirteen Weeks Ended April 1, 2012

(in thousands, except per share amounts)

	Historical Sprouts Farmers Market, Inc.(1)	Historical Sunflower(1)	Pro Forma Adjustment for Sunflower Transaction(2)	Notes		Pro Forma for Sunflower Transaction	Pro Forma Adjustment for April 2013 Refinancing(3)	Notes		Pro Forma for Sunflower Transaction and April 2013 Refinancing(3)	Pro Forma Adjustment for Pro Forma Offering(4)	Notes		Pro Forma Sprouts Farmers Market, Inc.(4)
Net sales	$375,720	$117,774	$—			$493,494	$—			$493,494	$—			$493,494
Cost of sales, buying and occupancy	258,933	82,366	(289)	(2	)(g)	341,010	—			341,010	—			341,010

Gross profit	116,787	35,408	289			152,484	—			152,484	—			152,484
Direct store expenses	74,833	21,184	78	(2	)(h)	96,095	—			96,095	—			96,095
Selling, general and administrative expenses	17,087	6,203	(821)	(2	)(i)	22,469	—			22,469	—			22,469
Store pre-opening costs	511	1,280	—			1,791	—			1,791	—			1,791
Store closure and exit costs	123	37	—			160	—			160	—			160

Income from operations	24,233	6,704	1,032			31,969	—			31,969	—			31,969
Interest expense	(7,098)	(1,341)	(1,869)	(2	)(j)	(10,308)	(1,518)	(3	)(d)	(11,826)	4,137	(4	)(d)	(7,689)
Other income	24	25	—			49	—			49	—			49

Income before income taxes	17,159	5,388	(837)			21,710	(1,518)			20,192	4,137			24,329
Income tax (provision) benefit	(7,613)	(2,066)	326	(2	)(k)	(9,353)	592	(3	)(e)	(8,761)	(1,613)	(4	)(e)	(10,374)

Net income	$9,546	$3,322	$(511)			$12,357	$(926)			$11,431	$2,524			$13,955

Per Share Information:
Net income—basic	$0.09			(2	)(l)	$0.10		(3	)(f)	$0.09		(4	)(f)	$0.10
Net income—diluted	$0.09			(2	)(l)	$0.10		(3	)(f)	$0.09		(4	)(f)	$0.10
Weighted Average Shares:
Basic	110,000			(2	)(l)	124,960		(3	)(f)	124,960		(4	)(f)	141,489
Diluted	111,463			(2	)(l)	126,434		(3	)(f)	125,862		(4	)(f)	142,391

The accompanying notes are an integral part of, and should be read in conjunction with, this unaudited pro forma condensed consolidated financial information.

SPROUTS FARMERS MARKET, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Thirteen Weeks Ended March 31, 2013

(in thousands, except per share amounts)

	Historical Sprouts Farmers Market, Inc.(1)	Pro Forma Adjustment for April 2013 Refinancing(3)	Notes	Pro Forma for April 2013 Refinancing(3)	Pro Forma Adjustment for Pro Forma Offering(4)	Notes	Pro Forma Sprouts Farmers Market, Inc.(4)
Net sales	$573,694	$—		$573,694	$—		$573,694
Cost of sales, buying and occupancy	399,774	—		399,774	—		399,774

Gross profit	173,920	—		173,920	—		173,920
Direct store expenses	114,661	—		114,661	—		114,661
Selling, general and administrative expenses	16,724	—		16,724	—		16,724
Store pre-opening costs	1,714	—		1,714	—		1,714
Store closure and exit costs	775	—		775	—		775

Income from operations	40,046	—		40,046	—		40,046
Interest expense	(10,165)	(1,787)	(3)(g)	(11,952)	4,233	(4)(g)	(7,719)
Other income	133	—		133	—		133

Income before income taxes	30,014	(1,787)		28,227	4,233		32,460
Income tax (provision) benefit	(11,897)	697	(3)(h)	(11,200)	(1,651)	(4)(h)	(12,851)

Net income	$18,117	$(1,090)		$17,027	$2,582		$19,609

Per Share Information:
Net income—basic	$0.14		(3)(i)	$0.14		(4)(i)	$0.14
Net income—diluted	$0.14		(3)(i)	$0.13		(4)(i)	$0.13
Weighted Average Shares:
Basic	125,969		(3)(i)	125,969		(4)(i)	142,498
Diluted	129,184		(3)(i)	129,008		(4)(i)	145,537

The accompanying notes are an integral part of, and should be read in conjunction with, this unaudited pro forma condensed consolidated financial information.

SPROUTS FARMERS MARKET, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2013

(in thousands)

	Historical Sprouts Farmers Market, Inc.(1)	Pro Forma Adjustments for April 2013 Refinancing(3)	Notes	Pro Forma for April 2013 Refinancing(3)	Pro Forma Adjustments for Pro Forma Offering(4)	Notes	Pro Forma Sprouts Farmers Market, Inc.(4)
ASSETS
Current assets:
Cash and cash equivalents	$100,795	$(13,878)	3(aa)	$86,917	$—		$86,917
Accounts receivable, net	7,949	—		7,949	—		7,949
Inventories	102,299	—		102,299	—		102,299
Prepaid expenses and other current assets	3,574	(33)	3(bb)	3,541	(139)	(4)(aa)	3,402
Deferred income tax asset	18,304	1,012	3(cc)	19,316	—		19,316

Total current assets	232,921	(12,899)		220,022	(139)		219,883
Property, plant and equipment, net of accumulated depreciation	321,007	—		321,007	—		321,007
Intangible assets, net of accumulated amortization	196,449	—		196,449	—		196,449
Goodwill	368,078	—		368,078	—		368,078
Other assets	9,054	1,008	3(dd)	10,062	(676)	(4)(aa)	9,386
Deferred income tax asset	17,932	—		17,932	—		17,932

Total assets	$1,145,441	$(11,891)		$1,133,550	$(815)		$1,132,735

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$104,474	$—		$104,474	$—		$104,474
Accrued salaries and benefits	17,429	—		17,429	—		17,429
Other accrued liabilities	26,836	(5,623)	3(ee)	21,213	—		21,213
Current portion of capital and financing lease obligations	3,502	—		3,502	—		3,502
Current portion of long-term debt	738	1,973	3(ff)	2,711	1,023	(4)(bb)	3,734

Total current liabilities	152,979	(3,650)		149,329	1,023		150,352
Long-term capital and financing lease obligations	108,818	—		108,818	—		108,818
Long-term debt	424,325	290,869	3(gg)	715,194	(292,547)	(4)(cc)	422,647
Other long-term liabilities	53,323	—		53,323	—		53,323

Total liabilities	739,445	287,219		1,026,664	(291,524)		735,140
Commitments and contingencies
Stockholders’ equity:
Common stock	126			126	17	(4)(dd)	143
Additional paid-in capital	396,604	(289,844)	(3)(hh)	106,760	297,498	(4)(dd)	404,258
Retained earnings/(Accumulated deficit)	9,266	(9,266)	(3)(hh)	—	(6,806)	(4)(dd)	(6,806)

Total stockholders’ equity	405,996	(299,110)		106,886	290,709		397,595

Total liabilities and stockholders’ equity	$1,145,441	$(11,891)		$1,133,550	$(815)		$1,132,735

The accompanying notes are an integral part of, and should be read in conjunction with, this unaudited pro forma condensed consolidated financial information.

SPROUTS FARMERS MARKET, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation and Description of Transactions

Effective May 29, 2012, we acquired all of the outstanding common and preferred stock of Sunflower in the Sunflower Transaction, a transaction accounted for as a business combination, which was financed through the issuance of debt and 14.9 million of our shares. Additionally, in April 2013, we completed the April 2013 Refinancing, which consisted of a refinancing of our debt, a distribution to our equity holders of $282 million and payments to vested option holders of $13.9 million. For further information about the Sunflower Transaction, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. For further information about the April 2013 Refinancing, see Note 26 to our audited consolidated financial statements included elsewhere in this prospectus. In conjunction with our initial public offering, we will use proceeds received in the offering to repay $297.5 million of our existing indebtedness, which is further reflected in these unaudited pro forma condensed consolidated financial statements.

The historical Sprouts Farmers Market, Inc. results of operations for fiscal 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Consolidated statements of operations data for the thirteen weeks ended April 1, 2012 and March 31, 2013 and summary balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements for the periods then ended also included elsewhere in this prospectus. The historical Sunflower results of operations for the thirteen weeks ended April 1, 2012 were derived from the Sunflower pre-combination unaudited financial statements included in this prospectus. The historical Sunflower results of operations for the period January 1, 2012 to May 28, 2012, were derived from the Sunflower pre-combination unaudited financial statements not included in this prospectus. Certain amounts from the Sunflower pre-combination unaudited financial statements have been reclassified to conform to our presentation.

2. Pro Forma for Sunflower Transaction

The historical results of operations have been adjusted to give pro forma effect to events that are (i) directly attributable to the Sunflower Transaction, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results, as if the Sunflower Transaction occurred on the first day of fiscal 2012 (referred to as “Pro Forma Adjustments for Sunflower Transaction”).

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Fiscal 2012

Sunflower’s fiscal 2012 commenced one day earlier than our fiscal 2012. Pro forma adjustments for Sunflower Fiscal Period Alignment reflect the pro forma impact of deducting one day from the historical Sunflower results of operations. Additional pro forma adjustments for the Sunflower Transaction consist of the following:

(a) Reflects pro forma adjustments attributable to the application of acquisition accounting to the Sunflower Transaction comprised of (i) a $0.7 million increase in rent expense, resulting principally from straight-line adjustments to rent expense as a result of the new basis in the acquired Sunflower leases as of the acquisition date and (ii) a $0.1 million net increase in amortization expense related to the fair value of favorable lease intangible assets and unfavorable lease liabilities recognized in the Sunflower Transaction. Management has assumed a weighted average useful life of 11.6 years for amortization of favorable and unfavorable leases in arriving at the pro forma amortization adjustment.

(b) Reflects pro forma adjustments to historical Sunflower depreciation related to the fair values of acquired buildings, leasehold improvements and furniture, fixtures and equipment, which are being amortized and depreciated over their estimated useful lives on a straight-line basis. Measurement of these assets in acquisition accounting is based on acquisition date fair value which was lower than Sunflower pre-acquisition carrying value, primarily due to declines in real estate values and occupancy rates as a result of the recession and deferred maintenance associated with acquired furniture, fixtures and equipment. We also reduced remaining useful lives of certain acquired assets, which accelerated depreciation of those assets. The net effect of the reduction in carrying values and remaining useful lives of the acquired assets resulted in a reduction to pro forma depreciation expense compared to historical depreciation expense. Management has assumed weighted average useful lives of 38.4 years, 7.6 years and 4.7 years for buildings, leasehold improvements and furniture, fixtures and equipment, respectively, in arriving at the pro forma depreciation adjustments.

(c) Reflects costs associated with the Sunflower Transaction, which have been excluded from pro forma results due to the absence of a continuing effect on our business. The costs consist of (i) $3.2 million of transaction expenses we incurred in 2012 in connection with the Sunflower Transaction, consisting primarily of professional fees, (ii) $3.5 million of transaction expenses, consisting primarily of professional fees, recorded in Sunflower’s historical pre-combination financial statements, and (iii) $1.1 million of share-based compensation expense associated with a change in control as a result of our acquisition of Sunflower recorded in Sunflower’s historical pre-combination financial statements. Additionally, the pro forma adjustment includes (i) a $0.3 million decrease to historical Sunflower depreciation related to the fair value of acquired furniture and fixtures used for general and administrative purposes, which are being depreciated over their estimated useful lives on a straight-line basis and (ii) a $0.1 million increase to historical amortization expense associated with the Sunflower trade name. Management has assumed weighted average useful lives of 0.4 years for the acquired furniture and fixtures and 10 years for the Sunflower trade name in arriving at the pro forma depreciation and amortization amounts.

(d) In May 2012, we borrowed an additional $100.0 million, net of $0.5 million in financing fees and $2.7 million of issue discount, under our Former Term Loan and received net proceeds of $35.0 million from the issuance of our 10% Senior Subordinated Promissory Notes due 2019 (referred to as the “Notes”) to finance the Sunflower Transaction. The pro forma adjustment represents (i) the incremental interest expense of $4.0 million from our variable rate Former Term Loan and Notes, including amortization of issue discount and deferred financing fees, based on an interest rate of 6% in effect for the Former Term Loan and 10% for the Notes, (ii) the reversal of historical Sunflower interest expense of $0.9 million, as the pre-combination Sunflower debt was paid off in connection with the Sunflower Transaction, and (iii) a decrease in interest of $0.3 million resulting from the new basis in Sunflower finance and capital lease obligations acquired in the Sunflower Transaction. A one-eighth percentage change in the interest rate would increase or decrease interest expense by $0.1 million for the year ended December 30, 2012.

(e) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the above pro forma adjustments.

(f) Pro forma net income per weighted average basic and diluted shares outstanding reflects the issuance of 14,898,136 shares to finance the Sunflower Transaction, as if the Sunflower Transaction occurred on the first day of fiscal 2012.

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Thirteen Weeks Ended April 1, 2012

Pro forma adjustments for the Sunflower Transaction consist of the following:

(g) Reflects pro forma adjustments attributable to the application of acquisition accounting to the Sunflower Transaction comprised of (i) a $0.4 million increase in rent expense, resulting principally from straight-line rent adjustments to rent expense as a result of the new basis in the acquired Sunflower leases as of the acquisition date and (ii) a $0.7 million decrease in amortization expense related to the fair value of favorable lease intangible assets and unfavorable lease liabilities recognized in the Sunflower Transaction. Management has assumed a weighted average useful life of 11.6 years for amortization of favorable and unfavorable leases in arriving at the pro forma amortization adjustment.

(h) Reflects pro forma adjustments to historical Sunflower depreciation related to the fair values of acquired buildings, leasehold improvements and furniture, fixtures and equipment, which are being amortized and depreciated over their estimated useful lives on a straight-line basis. Management has assumed weighted average useful lives of 38.4 years, 7.6 years and 4.7 years for buildings, leasehold improvements and furniture, fixtures and equipment, respectively, in arriving at the pro forma depreciation adjustments.

(i) Reflects costs associated with the Sunflower Transaction, which have been excluded from pro forma results due to the absence of a continuing effect on our business. The costs consist of $0.9 million of transaction expenses, consisting primarily of professional fees, recorded in Sunflower’s historical pre-combination financial statements, partially offset by a $0.1 million increase in historical Sunflower depreciation and the amortization of the Sunflower trade name.

(j) In May 2012, we borrowed an additional $100.0 million, net of $0.5 million in financing fees and $2.7 million of issue discount, under our Former Term Loan and received net proceeds of $35.0 million from the issuance of the Notes to finance the Sunflower Transaction. The pro forma adjustment represents (i) the incremental interest expense of $2.5 million from our variable rate Former Term Loan and Notes, including amortization of issue discount and deferred financing fees, based on an interest rate of 6% in effect for the Former Term Loan and 10% for the Notes, (ii) an increase in interest expense of $0.7 million resulting primarily from the addition of financing leases acquired in the Sunflower Transaction and (iii) the reversal of historical Sunflower interest expense of $1.3 million, as the pre-combination Sunflower debt was paid off in connection with the Sunflower Transaction. A one-eighth percentage change in the interest rate would increase or decrease interest expense by less than $0.1 million during the thirteen weeks ended April 1, 2012.

(k) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustments described above.

(l) Pro forma net income per weighted average basic and diluted shares outstanding reflects the issuance of 14,898,136 shares to finance the Sunflower Transaction, as if the Sunflower Transaction occurred on the first day of fiscal 2012.

3. Pro Forma for Sunflower Transaction and April 2013 Refinancing

In April 2013, we refinanced the Former Credit Facilities by entering into the Credit Facility. The Credit Facility provides for the $700.0 million Term Loan and the $60.0 million Revolving Credit Facility. The proceeds of $700.0 million from the Term Loan were used to repay in full the outstanding balance as of April 23, 2013 of $403.1 million under our Former Credit Facilities. The remaining proceeds of the Term Loan, together with cash on hand, were used to make a distribution to equity holders of $282 million, to make payments to vested option holders of $13.9 million, and to pay transaction fees and expenses.

All amounts outstanding under the Credit Facility will bear interest, at our option, at a rate per annum equal to LIBOR (with a 1.00% floor with respect to Eurodollar borrowings under the Term

Loan), adjusted for statutory reserves, plus margin equal to 3.50%, or an alternative base rate, plus a margin equal to 2.50%, as set forth in the Credit Facility.

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Fiscal 2012

The Pro Forma for Sunflower Transaction and April 2013 Refinancing condensed consolidated statement of operations data for fiscal 2012 includes Pro Forma for Sunflower Transaction information with pro forma adjustments to reflect our April 2013 Refinancing as if that transaction occurred on the first day of fiscal 2012 (referred to as “Pro Forma Adjustment for April 2013 Refinancing” in the unaudited pro forma condensed consolidated statement of operations), as follows:

(a) As noted above, all of our borrowings under the Former Credit Facilities were refinanced in connection with the April 2013 Refinancing. The pro forma adjustment to interest expense represents (i) the pro forma interest of $35.3 million on the Credit Facility, including amortization of issue discount and deferred financing fees of $3.0 million, based on an interest rate of 4.5% in effect for the Term Loan, net of (ii) the reversal of our pro forma interest expense of $28.6 million on our Former Term Loan, as discussed in note 2(d) above. A one-eighth percentage increase (decrease) in the interest rate on our Term Loan would increase (decrease) pro forma interest expense by $0.9 million for fiscal 2012.

(b) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustment to interest expense described above.

(c) As a result of the April 2013 Refinancing, the exercise price of the unvested options of the Company was reduced by $2.24. The pro forma adjustment to weighted average diluted shares outstanding reflects the dilutive impact relating to the modification of the unvested awards, as if such modification occurred on the first day of fiscal 2012.

No adjustment has been made to the unaudited pro forma condensed consolidated statement of operations to reflect a $9.0 million loss on early extinguishment of debt. This amount represents a non-recurring charge incurred as a result of the April 2013 Refinancing.

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Thirteen Weeks Ended April 1, 2012

The Pro Forma for Sunflower Transaction and April 2013 Refinancing condensed statement of operations data for the thirteen weeks ended April 1, 2012 includes the Pro Forma for Sunflower Transaction information with pro forma adjustments to reflect the April 2013 Refinancing as if that transaction occurred on the first day of fiscal 2012 (referred to as “Pro Forma Adjustment for April 2013 Refinancing” in the unaudited pro forma consolidated statement of operations), as follows:

(d) As noted above, all of our borrowings under the Former Credit Facilities were refinanced in connection with the April 2013 Refinancing. The pro forma adjustment to interest expense represents (i) the pro forma interest of $8.8 million on the Credit Facility, including amortization of issue discount and deferred financing fees of $0.8 million, based on an interest rate of 4.5% in effect for the Term Loan, net of (ii) the reversal of our pro forma interest expense of $7.3 million on our Former Term Loan, as discussed in note 2(j) above. A one-eighth percentage increase (decrease) in the interest rate on our Term Loan would increase (decrease) pro forma interest expense by $0.2 million for the thirteen weeks ended April 1, 2012.

(e) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustment to interest expense described above.

(f) As a result of the April 2013 Refinancing, the exercise price of the unvested options of the Company was reduced by $2.24. The pro forma adjustment to weighted average diluted shares outstanding reflects the dilutive impact relating to the modification of the unvested awards, as if such modification occurred on the first day of fiscal 2012.

Unaudited Pro Forma Condensed Consolidated Statements of Operations—Thirteen Weeks Ended March 31, 2013

The Pro Forma for April 2013 Refinancing condensed consolidated statement of operations data for the thirteen weeks ended March 31, 2013 includes Pro Forma for April 2013 Refinancing as if that transaction occurred on the first day of fiscal 2012 (referred to as “Pro Forma Adjustment for April 2013 Refinancing” in the unaudited pro forma condensed consolidated statement of operations), as follows:

(g) As noted above, all of our borrowings under the Former Credit Facilities were refinanced in connection with the April 2013 Refinancing. The pro forma adjustment to interest expense represents (i) the pro forma interest of $11.1 million on the Credit Facility, including amortization of issue discount and deferred financing fees of $0.9 million, based on an interest rate of 4.5% in effect for the Term Loan, net of (ii) the reversal of our interest expense of $9.3 million on our Former Term Loan.

(h) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustment to interest expense described above.

(i) As a result of the April 2013 Refinancing, the exercise price of the unvested options of the Company was reduced by $2.24. The pro forma adjustment to weighted average diluted shares outstanding reflects the dilutive impact relating to the modification of the unvested awards, as if such modification occurred on the first day of fiscal 2012.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

The Pro Forma for April 2013 Refinancing condensed consolidated balance sheet data as of March 31, 2013 includes our historical balance sheet with pro forma adjustments to reflect our April 2013 Refinancing as if it occurred on March 31, 2013 (referred to as “Pro Forma Adjustment for April 2013 Refinancing” in the Unaudited Pro Forma Condensed Consolidated Balance Sheet), as follows:

(aa) The pro forma adjustment to cash relates to (i) the $13.9 million payment made to option holders and $0.3 million of related payroll taxes in connection with the April 2013 Refinancing, and (ii) $0.3 million of cash proceeds remaining after repayment of our Former Credit Facilities, distribution to equity holders and payment of transaction expenses.

(bb) The pro forma adjustment to prepaid expenses and other current assets is the net change in the current portion of deferred financing fees resulting from the refinancing.

(cc) The pro forma adjustment to deferred income taxes – current is the deferred tax impact of the payment to option holders described in note 3(aa) above.

(dd) The pro forma adjustment to other assets, net, relates to deferred financing fees, consisting of (i) deferred financing fees of $2.6 million associated with our Credit Facility, net of (ii) write-off of $1.6 million of deferred financing fees associated with our Former Credit Facilities.

(ee) Pro forma adjustments to other accrued liabilities relate to (i) a reduction in accrued interest payable of $1.2 million at March 31, 2013, which was paid off in connection with the April 2013

Refinancing and (ii) a reduction of $4.4 million to income taxes payable as a result of the payment to option holders described in note 3(aa) above.

(ff) Pro forma adjustments to current portion of long-term debt represent (i) the current portion of additional indebtedness incurred in connection with the April 2013 Refinancing, (ii) the net impact to original issue discount as a result of the refinancing and (iii) repayments of the current portion of amounts outstanding under our Former Credit Facilities, which was refinanced in connection with the April 2013 Refinancing, determined as follows (in thousands):

Current portion of Credit Facility	$5,250
Payoff of current portion of Former Credit Facilities	(3,075)
Original issue discount, net of write-off	(202)

Total adjustment to current portion of long-term debt	$1,973

(gg) Pro forma adjustments to long-term debt represent (i) the additional indebtedness incurred in connection with the April 2013 Refinancing, (ii) the net impact to original issue discount as a result of the refinancing and (iii) repayments of amounts outstanding under our Former Credit Facilities, which was refinanced in connection with the April 2013 Refinancing, determined as follows (in thousands):

Credit Facility, net of current portion	$694,750
Payoff of Former Credit Facilities, net of current portion	(399,976)
Original issue discount, net of write-off	(3,905)

Total adjustment to long-term debt	$290,869

(hh) Pro forma adjustments to stockholders’ equity represent the equity distribution and payments to vested option holders in connection with the April 2013 Refinancing, and loss on extinguishment of debt, as follows (in thousands):

Payment of distribution	$(282,029)
Payment to option holders, net of tax	(8,779)
Loss on early extinguishment of debt	(8,302)

Total adjustment to stockholders’ equity	$(299,110)

4. Pro Forma Sprouts Farmers Market, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Fiscal 2012

The Pro Forma Sprouts Farmers Market, Inc. condensed consolidated statement of operations data for fiscal 2012 includes the Pro Forma for Sunflower Transaction and April 2013 Refinancing information and further reflects the pro forma effect of the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness as described in “Use of Proceeds” as if these events had occurred on the first day of fiscal 2012, as follows:

(a) The pro forma adjustment to interest expense represents the decrease to pro forma interest expense on the Credit Facility, as discussed in note 3(a) above, related to the repayment on our Credit Facility. The pro forma adjustment of $16.7 million is based on an effective interest rate of 4.0%, which includes a 0.5% reduction to the interest rate of 4.5% due to the Company’s initial public offering, as discussed above.

(b) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustment to interest expense described above.

(c) Pro forma net income per weighted average basic and diluted shares outstanding gives effect to the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness discussed above. The issuance of shares in this offering is calculated based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

No adjustment has been made to the unaudited pro forma condensed consolidated statement of operations to reflect the $8.3 million loss on early extinguishment of debt, as this amount is a non-recurring charge incurred as a result of the Credit Facility repayment.

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Thirteen Weeks Ended April 1, 2012

The Pro Forma Sprouts Farmers Market, Inc. condensed consolidated statement of operations data for the thirteen weeks ended April 1, 2012 includes the Pro Forma for Sunflower Transaction and April 2013 Refinancing information and further reflects the pro forma effect of the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness as described in the “Use of Proceeds” as if these events had occurred on the first day of fiscal 2012, as follows:

(d) The pro forma adjustment to interest expense represents the decrease in pro forma interest expense on the Credit Facility, as discussed in note 3(d) above, related to the repayment on our Credit Facility. The pro forma adjustment of $4.1 million is based on an effective interest rate of 4.0%, which includes a 0.5% reduction due to the Company’s initial public offering.

(e) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustment to interest expense described above.

(f) Pro forma net income per weighted average basic and diluted shares outstanding gives effect to the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness discussed above. The issuance of shares in this offering is calculated based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unaudited Pro Forma Condensed Consolidated Statement of Operations—Thirteen Weeks Ended March 31, 2013

The Pro Forma Sprouts Farmers Market, Inc. condensed consolidated statement of operations data for the thirteen weeks ended March 31, 2013 includes the Pro Forma for the April 2013

Refinancing information and further reflects the pro forma effect of the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness as described in the “Use of Proceeds” as if these events had occurred on the first day of fiscal 2012, as follows:

(g) The pro forma adjustment to interest expense represents the decrease in pro forma interest expense on the Credit Facility, as discussed in note 3(g) above, related to the repayment on our Credit Facility. The pro forma adjustment of $4.2 million is based on an effective interest rate of 4.0%, which includes a 0.5% reduction due to the Company’s initial public offering.

(h) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.0% to the pro forma adjustment to interest expense described above.

(i) Pro forma net income per weighted average basic and diluted shares outstanding gives effect to the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness discussed above. The issuance of shares in this offering is calculated based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

The Pro Forma Sprouts Farmers Market, Inc. condensed consolidated balance sheet data as of March 31, 2013 includes Pro Forma April 2013 Refinancing information and further reflects the pro forma effect of the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness as described in “Use of Proceeds” as if these events had occurred on March 31, 2013, as follows:

(aa) The pro forma adjustment to prepaid expenses and other current assets and to other assets, net, is the $0.8 million of deferred financing fees associated with our Credit Facility written off in connection with the repayment.

(bb) Pro forma adjustments to current portion of long-term debt represent (i) repayments of the current portion of debt outstanding under our Credit Facility and (ii) the write-off of original issue discount as a result of the repayments.

(cc) Pro forma adjustments to long-term debt represent (i) repayments of long-term debt outstanding under our Credit Facility and (ii) the write-off of original issue discount as a result of the repayments.

(dd) Pro forma adjustments to stockholders’ equity represent (i) the issuance of 16,528,593 shares of common stock in this offering (excluding the remaining 1,173,622 shares of common stock being issued in this offering, which are deemed to have been used to pay underwriting discounts and offering expenses) and the application of $297.5 million of the proceeds to us from the sale of such shares by us to repay certain indebtedness discussed above, and (ii) the impact to retained earnings for the loss on early extinguishment of debt incurred as a result of the Credit Facility repayment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Business Overview

Sprouts Farmers Market is a high-growth, differentiated, specialty retailer of natural and organic food focusing on health and wellness at great value. We offer a complete shopping experience that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. Since our founding in 2002, we have grown rapidly, significantly increasing our sales, store count and profitability. With pro forma fiscal 2012 net sales of $2.0 billion and 163 stores in eight states as of July 19, 2013, we are one of the largest specialty retailers of natural and organic food in the United States. According to research conducted for us by Buxton Company, a customer analytics research firm, we have significant growth opportunities in existing and new markets across the United States with the potential for approximately 1,200 locations operating under our current format.

The cornerstones of our business are fresh, natural and organic products at compelling prices (which we refer to as “Healthy Living for Less”), an attractive and differentiated shopping experience, and knowledgeable team members who we believe provide best-in-class customer service and product education.

Our History

In 2002, we opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2010, we had 54 stores and reached over $620 million in net sales and approximately 3,700 team members. In April 2011, we partnered with the Apollo Funds, and added 43 stores by merging with Henry’s and its Sun Harvest-brand stores. Our merger with Henry’s brought us to 103 total stores located in Arizona, California, Colorado and Texas as of the end of 2011. In May 2012, we added another 37 stores through our acquisition of Sunflower and extended our footprint into New Mexico, Nevada, Oklahoma and Utah.

Outlook

We are pursuing a number of strategies designed to continue our growth, including expansion of our store base, driving comparable store sales growth, enhancing our operating margins and growing the Sprouts brand. We intend to continue expanding our store base by pursuing new store openings in our existing markets, expanding into adjacent markets and penetrating new markets. We have 19 openings planned for 2013, of which 15 have been opened as of July 19, 2013, and approximately 20 openings planned for 2014. Although we plan to expand our store base primarily through new store openings, we may grow through strategic acquisitions if we identify suitable targets and are able to negotiate acceptable terms and conditions for acquisition. We intend to achieve 12% or more annual new store growth for at least the next five years.

We also believe we can continue to improve our comparable store sales growth by enhancing our core value proposition and distinctive customer-oriented shopping experience, as well as through expanding and refining our fresh, natural and organic product offerings, our targeted and personalized marketing efforts and our in-store education. We believe our operating margins will continue to benefit from scale efficiencies, information technology systems, continued cost discipline and enhancements to our merchandise offerings. We are committed to growing the Sprouts brand by supporting our stores, product offerings and corporate partnerships, including the expansion of innovative marketing and promotional strategies through print, digital and social media platforms, all of which promote our mission of “Healthy Living for Less.”

Components of Operating Results

We report our results of operations on a 52- or 53-week fiscal year ending on the Sunday closest to December 31, with each fiscal quarter generally divided into three periods consisting of two four-week periods and one five-week period. Fiscal 2010, 2011 and 2012 were 52-week years ending on January 2, 2011, January 1, 2012 and December 30, 2012, respectively.

Net Sales

We recognize sales revenue at the point of sale, with discounts provided to customers reflected as a reduction in sales revenue. Proceeds from sales of gift cards are recorded as a liability at the time of sale, and recognized as sales when they are redeemed by the customer. We do not include sales taxes in net sales.

We monitor our pro forma comparable store sales growth to evaluate and identify trends in our sales performance. Pro forma comparable store sales growth reflects comparable store sales growth calculated as if the Transactions had occurred on the first day of fiscal 2007. Our practice is to include sales from a store in comparable store sales beginning on the first day of the 61st week following the store’s opening and to exclude sales from a closed store from comparable store sales beginning on the day of closure. We include sales from an acquired store in comparable store sales on the later of (i) the day of acquisition or (ii) the first day of the 61st week following the store’s opening. This practice may differ from the methods that other retailers use to calculate similar measures. We use pro forma comparable store sales to calculate pro forma comparable store sales growth. See “Selected Consolidated Historical and Pro Forma Financial and Other Data” for a reconciliation of historical net sales to pro forma net sales and a presentation of pro forma comparable store sales growth for fiscal 2008 through fiscal 2012 and for the thirteen weeks ended April 1, 2012 and March 31, 2013.

Our net sales have increased substantially as a result of the Transactions. Net sales are also affected by store openings and closings and comparable store sales growth. Factors that influence comparable store sales growth and other sales trends include:

•	general economic conditions and trends, including levels of disposable income and consumer confidence;

•	consumer preferences and buying trends;

•	our ability to identify market trends, and to source and provide product offerings that promote customer traffic and growth in average ticket;

•	the number of customer transactions and average ticket;

•	the prices of our products, including the effects of inflation and deflation;

•	opening new stores in the vicinity of our existing stores;

•	advertising, in-store merchandising and other marketing activities; and

•	our competition, including competitive store openings in the vicinity of our stores and competitor pricing and merchandising strategies.

Cost of sales, buying and occupancy and gross profit

Cost of sales includes the cost of inventory sold during the period, including direct costs of purchased merchandise (net of discounts and allowances), distribution and supply chain costs, buying costs and supplies. Merchandise incentives received from vendors are reflected in the carrying value of inventory when earned or as progress is made toward earning the rebate or allowance, and are reflected as a component of cost of sales as the inventory is sold. Inflation and deflation in the prices of food and other products we sell may periodically affect our gross profit and gross margin. The short-term impact of inflation and deflation is largely dependent on whether or not we pass the effects through to our customers, which will depend upon competitive market conditions. In the first half of fiscal 2012, we experienced produce price deflation, which contributed to higher gross margins in our business during that period and the full fiscal year.

Occupancy costs include store rental, property taxes, utilities, common area maintenance, amortization of favorable and unfavorable leasehold interests and property insurance. Occupancy costs do not include building depreciation, which is classified as a direct store expense.

Our cost of sales, buying and occupancy and gross profit are correlated to sales volumes. As sales increase, gross margin is affected by the relative mix of products sold, pricing strategies, inventory shrinkage and improved leverage of fixed costs of sales, buying and occupancy.

Direct store expenses

Direct store expenses consist of store-level expenses such as salaries and benefits, related equity-based compensation, supplies, depreciation and amortization for buildings, store leasehold improvements, equipment and other store specific costs. As sales increase, direct store expenses generally decline as a percentage of sales.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of salaries and benefits costs, equity-based compensation, advertising, acquisition-related costs and corporate overhead.

We charge third-parties to place advertisements in our in-store guide and newspaper circulars. We record consideration received from vendors in connection with cooperative advertising programs as a reduction to advertising costs when the allowance represents reimbursement of a specific and identifiable cost. Advertising costs are expensed as incurred.

Store pre-opening costs

Store pre-opening costs include rent expense during construction of new stores and costs related to new store openings, including costs associated with hiring and training personnel and other miscellaneous costs. Store pre-opening costs are expensed as incurred.

Store closure and exit costs

We recognize a reserve for future operating lease payments associated with facilities that are no longer being utilized in our current operations. The reserve is recorded based on the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the lease payments, no accrual is recorded.

Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases. Our assumptions about subtenant income are based on our experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in actual or estimated subtenant income and changes in actual lease payments from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known, considering timing of new information regarding market, subleases or other lease updates. Changes in reserves are classified as store closure and exit costs in the consolidated statements of operations. Store closure and exit costs in fiscal 2011 and fiscal 2012 consisted primarily of reserves to close redundant store locations and facilities following the Transactions. Store closure and exit costs in fiscal 2012 also include adjustments to estimates recorded in fiscal 2011.

Benefit (provision) for income taxes

Prior to the Henry’s Transaction, Henry’s was included in the consolidated federal and certain state income tax groups of its previous parent for income tax reporting purposes. Henry’s was not a separate taxpaying entity before the Henry’s Transaction. However, for the periods presented through the Henry’s Transaction, the consolidated financial statements have been prepared on the basis as if Henry’s prepared its tax returns and accounted for income taxes on a separate company basis. As a result of the Henry’s Transaction, for tax purposes, Henry’s was acquired in a taxable asset acquisition. The purchase price was allocated to all identifiable assets with the residual assigned to tax deductible goodwill. The resulting basis differences between the new tax values and historical amounts resulted in a deferred tax asset of $47.6 million being recorded through stockholders’ equity. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the tax deductibility of goodwill.

Since the Henry’s Transaction, our income tax (provision) benefit has been based on the new tax return filing group. Although we were structured as a limited liability company, we elected to be taxed as a corporation for income tax purposes. We are subject to federal income tax as well as state income tax in various jurisdictions of the United States in which we conduct business. Income taxes are accounted for under the asset and liability method.

On July 29, 2013, Sprouts Farmers Markets, LLC, a Delaware limited liability company, converted into Sprouts Farmers Market, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus. See “—Factors Affecting Comparability of Result of Operations—Corporate Conversion.” We do not expect this corporate conversion to have a material impact on our results of operations, financial position or cash flows since we previously made an election to be taxed as a corporation.

Factors Affecting Comparability of Results of Operations

Henry’s Transaction

Apollo held a controlling interest in Henry’s former parent prior to the Henry’s Transaction and continued to hold a controlling interest in the Company afterwards. Due to Apollo’s continued controlling interest, the Henry’s Transaction resulted in Henry’s financial statements becoming the financial statements of the Company, followed immediately by the acquisition by the Company of the Sprouts Farmers Market business. As a result, the Company was determined to be the accounting acquirer, effective April 18, 2011. Accordingly, the results of operations for fiscal 2010 and for the period from January 3, 2011 through April 18, 2011 reflect the sales and expenses directly attributable to Henry’s operations and allocations of direct expenses from Henry’s previous parent company. These expenses were allocated to Henry’s on the basis that was considered to reflect fairly or reasonably the utilization of the services provided to, or the benefit obtained by, Henry’s. Historical financial statements for Henry’s prior to April 18, 2011 do not reflect the interest expense Henry’s might have incurred if it had been a stand-alone entity. Additionally, we would have expected to incur other expenses, not reflected in our historical financial statements prior to April 18, 2011, if Henry’s were to operate as a stand-alone entity. Commencing on April 18, 2011, our consolidated financial statements also include the financial position, results of operations and cash flows of Sprouts Arizona.

Sunflower Transaction

In May 2012, we acquired Sunflower in the Sunflower Transaction. Commencing on May 29, 2012, our consolidated financial statements also include the financial position, results of operations and cash flows of Sunflower.

Pro Forma Information

The effects of the Transactions have a material effect on the comparability of our results of operations. Consequently, we have supplemented the comparative discussion of our results of operations for fiscal 2012 and fiscal 2011 and for the thirteen weeks ended April 1, 2012 and March 31, 2013 with a comparative discussion of our historical results of operations on a pro forma basis for fiscal 2012, fiscal 2011 and the thirteen weeks ended April 1, 2012. In this discussion, pro forma statement of operations information for fiscal 2011 gives pro forma effect to the Transactions as if they were consummated on the first day of fiscal 2011, as set out in “—Unaudited Supplemental Fiscal 2011 Pro Forma Information” below. The unaudited supplemental pro forma information for fiscal 2011 was prepared in a manner comparable to the requirements of Article 11 of Regulation S-X, but does not comply with Article 11 in that Rule 11-02(c) of Article 11 does not allow for the presentation of pro forma condensed statements of operations prior to the most recent year. The unaudited supplemental pro forma information for fiscal 2011 reflects the impact of the Transactions using the assumptions set forth in the notes to the unaudited supplemental pro forma information for fiscal 2011. Pro forma statement of operations information for fiscal 2012 and for the thirteen weeks ended April 1, 2012 gives effect to the Sunflower Transaction as if it was consummated on the first day of fiscal 2012 as set out under “Pro Forma for the Sunflower Transaction” in “Unaudited Pro Forma Condensed Consolidated Financial Information.” This fiscal 2012 and thirteen weeks ended April 1, 2012 pro forma information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” does not include the impact of the April 2013 Refinancing or the Pro Forma Offering since these transactions do not affect the comparability of our historical results of operations.

April 2013 Refinancing

In April 2013, we completed the April 2013 Refinancing, a transaction in which we refinanced our debt and made a distribution to our equity holders, as further discussed in “—Liquidity and Capital Resources” below. The April 2013 Refinancing resulted in an increase in borrowings and reduction in interest rate commencing in April 2013. Based on our new borrowings over a full year, we expect interest expense to increase in fiscal 2013 as compared to fiscal 2012.

Corporate Conversion

On July 29, 2013, Sprouts Farmers Markets, LLC, a Delaware limited liability company, converted into Sprouts Farmers Market, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus. As part of the corporate conversion, holders of our membership interests in the form of Class A and Class B units received 11 shares of our common stock for each unit held immediately prior to the corporate conversion, and options to purchase units became options to purchase 11 shares of our common stock for each unit underlying options outstanding immediately prior to the corporate conversion, at the same aggregate exercise price in effect prior to the corporate conversion. For the convenience of the reader, except where the context otherwise requires, information in this prospectus has been presented giving effect to the corporate conversion.

Results of Operations for Thirteen Weeks Ended March 31, 2013 and April 1, 2012

The following tables set forth our results of operations, unaudited supplemental pro forma information and other operating data for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Thirteen weeks ended
	April 1, 2012 (As Reported)	April 1, 2012 (Pro Forma)	March 31, 2013 (As Reported)
	(in thousands)
Quarterly Consolidated Statement of Operations Data and Unaudited Supplemental Pro Forma Information(1):
Net sales	$375,720	$493,494	$573,694
Cost of sales, buying and occupancy	258,933	341,010	399,774

Gross profit	116,787	152,484	173,920
Direct store expenses	74,833	96,095	114,661
Selling, general and administrative expenses	17,087	22,469	16,724
Store pre-opening costs	511	1,791	1,714
Store closure and exit costs	123	160	775

Income from operations	24,233	31,969	40,046
Interest expense	(7,098)	(10,308)	(10,165)
Other income	24	49	133

Income before income taxes	17,159	21,710	30,014
Income tax provision	(7,613)	(9,353)	(11,897)

Net income	$9,546	$12,357	$18,117

(1)	Unaudited supplemental pro forma information for the thirteen weeks ended April 1, 2012 gives effect to the Sunflower Transaction as if it was consummated on the first day of fiscal 2012 (but does not give effect to the April 2013 Refinancing or the Pro Forma Offering). See “Unaudited Pro Forma Condensed Consolidated Financial Information” for pro forma information for the thirteen weeks ended April 1, 2012 presented as “Pro Forma for Sunflower Transaction.”

	Thirteen weeks ended
	April 1, 2012	March 31, 2013
Pro forma comparable store sales growth	10.1%	8.0%

Other Operating Data:
Stores at beginning of period	103	148
Opened	3	6
Stores at end of period	106	154

Comparison of Thirteen Weeks Ended March 31, 2013 to Thirteen Weeks Ended April 1, 2012 and Pro Forma Thirteen Weeks Ended April 1, 2012

Net sales

	Thirteen weeks ended
	April 1, 2012 (As Reported)	March 31, 2013	Change	% Change
Net sales	$375,720	$573,694	$197,974	53%

	Thirteen weeks ended
	April 1, 2012 (Pro Forma)	March 31, 2013	Change	% Change
Net sales	$493,494	$573,694	$80,200	16%
Pro forma comparable store sales growth	10.1%	8.0%

Net sales increased during the thirteen weeks ended March 31, 2013 as compared to the thirteen weeks ended April 1, 2012, primarily as a result of (i) stores added through the Sunflower Transaction in fiscal 2012 (net of closures), (ii) new store openings and (iii) sales growth at stores operated prior to the thirteen weeks ended April 1, 2012.

Stores added through the Sunflower Transaction contributed $129.3 million, or 65%, of the increase in net sales in the thirteen weeks ended March 31, 2013. New store openings during the thirteen weeks ended March 31, 2013 contributed $14.3 million, or 7%, of the increase in net sales during the thirteen weeks ended March 31, 2013. New store openings during fiscal 2012 contributed $22.6 million, or 11%, of the increase in net sales during the thirteen weeks ended March 31, 2013. The remaining $31.8 million, or 16%, of the increase in net sales resulted from net sales growth at stores operated prior to fiscal 2012.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, net sales increased during the thirteen weeks ended March 31, 2013 primarily as a result of pro forma comparable store sales growth during the thirteen weeks ended March 31, 2013 and new store openings during fiscal 2012 and the thirteen weeks ended March 31, 2013. Pro forma comparable store sales growth of 8.0% during the thirteen weeks ended March 31, 2013 contributed $39.1 million, or 49% of the increase in pro forma net sales during the thirteen weeks ended March 31, 2013. New store openings during the thirteen weeks ended March 31, 2013 contributed $14.3 million, or 18%, of the increase in net sales during the thirteen weeks ended March 31, 2013. The remaining $26.8 million, or 33%, of the increase in net sales during the thirteen weeks ended March 31, 2013 was attributable to new store openings during fiscal 2012 not yet reflected in pro forma comparable store sales growth.

Cost of sales, buying and occupancy and gross profit

	Thirteen weeks ended
	April 1, 2012 (As Reported)	March 31, 2013	Change	% Change
Net sales	$375,720	$573,694	$197,974	53%
Cost of sales, buying and occupancy	258,933	399,774	140,841	54%
Gross profit	116,787	173,920	57,133	49%
Gross margin	31.1%	30.3%	(0.8)%

	Thirteen weeks ended
	April 1, 2012 (Pro Forma)	March 31, 2013	Change	% Change
Net sales	$493,494	$573,694	$80,200	16%
Cost of sales, buying and occupancy	341,010	399,774	58,764	17%
Gross profit	152,484	173,920	21,436	14%
Gross margin	30.9%	30.3%	(0.6)%

Cost of sales, buying and occupancy increased during the thirteen weeks ended March 31, 2013 compared to the thirteen weeks ended April 1, 2012, primarily due to the increase in sales following the Sunflower Transaction, new store openings and pro forma comparable store sales growth, as discussed above. During the thirteen weeks ended March 31, 2013, gross profit increased $61.5 million as a result of increased sales volume. This increase was partially offset by $4.4 million as a result of a decrease in gross margin. The 80 basis point decrease in gross margin during the thirteen weeks ended March 31, 2013 reflects lower margins in the produce department driven by a normalization of produce costs in the thirteen weeks ended March 31, 2013 as compared to a very mild winter resulting in an increase in produce availability and cost deflation in the thirteen weeks ended April 1, 2012, net of the positive impact of leveraging of occupancy costs.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, cost of sales, buying and occupancy increased during the thirteen weeks ended March 31, 2013 compared to the thirteen weeks ended April 1, 2012, primarily due to the increase in net sales, driven by pro forma comparable store sales growth and new store openings. During the thirteen weeks ended March 31, 2013, gross profit increased $24.8 million as a result of increased sales volume. This increase was partially offset by $3.3 million as a result of a decrease in pro forma gross margin. The 60 basis point decrease in pro forma gross margin during the thirteen weeks ended March 31, 2013 reflects the factors described above as well as synergies from the Sunflower Transaction, net of a reduction in gross margin driven by promotional, product and pricing alignment in acquired Sunflower stores.

Direct store expenses

	Thirteen weeks ended
	April 1, 2012 (As Reported)	March 31, 2013	Change	% Change
Direct store expenses	$74,833	$114,661	$39,828	53%
Percentage of net sales	19.9%	20.0%	0.1%

	Thirteen weeks ended
	April 1, 2012 (Pro Forma)	March 31, 2013	Change	% Change
Direct store expenses	$96,095	$114,661	$18,566	19%
Percentage of net sales	19.5%	20.0%	0.5%

Direct store expenses increased during the thirteen weeks ended March 31, 2013 compared to the thirteen weeks ended April 1, 2012, primarily due to $28.8 million of direct store expenses associated with additional stores we operated during the thirteen weeks ended March 31, 2013 related to the Sunflower Transaction and new store openings. As a percentage of net sales, direct store expenses were consistent with those of the thirteen weeks ended April 1, 2012.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, direct store expenses increased due to $3.0 million of direct store expenses associated with new store openings in 2013. The remainder of the increase is related to stores that were opened during or prior to 2012. Direct store expenses increased as a percentage of net sales primarily related to an increase in employee health insurance expenses related to payroll benefits alignment at Sunflower stores and timing of the New Year’s holiday in the thirteen weeks ended March 31, 2013 as compared to the thirteen weeks ended April 1, 2012.

Selling, general and administrative expenses

	Thirteen weeks ended
	April 1, 2012 (As Reported)	March 31, 2013	Change	% Change
Selling, general and administrative expenses	$17,087	$16,724	$(363)	(2)%
Percentage of net sales	4.5%	2.9%	(1.6)%

	Thirteen weeks ended
	April 1, 2012 (Pro Forma)	March 31, 2013	Change	% Change
Selling, general and administrative expenses	$22,469	$16,724	$(5,745)	(26)%
Percentage of net sales	4.6%	2.9%	(1.7)%

The decrease in selling, general and administrative expenses during the thirteen weeks ended March 31, 2013 includes a $3.0 million decrease in acquisition and integration costs, primarily offset by an increase of $1.2 million in advertising and regional administrative expenses driven by the Sunflower Transaction and new store openings as well as a $1.1 million increase in expenses related to technology initiatives. Selling, general and administrative expenses decreased as a percentage of net sales during the thirteen weeks ended March 31, 2013 due to improved leverage of fixed selling, general and administrative expenses, primarily as a result of comparable store sales growth, synergies achieved from the integration of the Sunflower Transaction and the decrease in acquisition and integration costs described above.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, selling, general and administrative expenses decreased primarily due to a $4.0 million decrease in acquisition and integration costs and a $2.2 million decrease in administrative payroll and benefits related to synergies achieved from the integration of Sunflower.

We expect our selling, general and administrative expenses will increase in future periods as a result of incremental share-based compensation, legal, accounting and other compliance-related expenses associated with being a public company and increases resulting from growth in the number of our stores.

Store pre-opening costs

	Thirteen weeks ended
	April 1, 2012 (As Reported)	March 31, 2013	Change	% Change
Store pre-opening costs	$511	$1,714	$1,203	235%
Number of openings	3	6
Average pre-opening cost per store opened	170	286

	Thirteen weeks ended
	April 1, 2012 (Pro Forma)	March 31, 2013	Change	% Change
Store pre-opening costs	$1,791	$1,714	$(77)	(4)%
Number of openings	3	6
Average pre-opening cost per store opened	597	286

Store pre-opening costs increased to $1.7 million for the thirteen weeks ended March 31, 2013 from $0.5 million for the thirteen weeks ended April 1, 2012. We opened six stores in the thirteen weeks ended March 31, 2013 compared to three stores in the thirteen weeks ended April 1, 2012, resulting in average store pre-opening costs of approximately $286,000 per store in the thirteen weeks ended March 31, 2013 and $170,000 per store in the comparable prior year period. Average store pre-opening costs increased in the thirteen weeks ended March 31, 2013, primarily related to the timing of store openings between years.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, store pre-opening costs decreased to $1.7 million during the thirteen weeks ended March 31, 2013 compared to $1.8 million during the thirteen weeks ended April 1, 2012. Store pre-opening costs decreased from $597,000 per opening during the thirteen weeks ended April 1, 2012 to $286,000 per opening during the thirteen weeks ended March 31, 2013. Store pre-opening costs for the thirteen weeks ended April 1, 2012 reflect higher store pre-opening rent incurred by Sunflower prior to the Sunflower Transaction due to early commencement dates for pre-combination Sunflower leases.

Store closure and exit costs

Store closure and exit costs increased to $0.8 million for the thirteen weeks ended March 31, 2013 from $0.1 million for the thirteen weeks ended April 1, 2012. The increase in the thirteen weeks ended March 31, 2013 primarily results from the estimated costs related to the closure of the former Sunflower warehouse.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, store closure and exit costs increased to $0.8 million for the thirteen weeks ended March 31, 2013 from $0.2 million for the thirteen weeks ended April 1, 2012, primarily due to the former Sunflower warehouse closure noted above.

Interest expense

Interest expense increased to $10.2 million for the thirteen weeks ended March 31, 2013 from $7.1 million for the thirteen weeks ended April 1, 2012, primarily as a result of incremental borrowings and financing leases associated with the Sunflower Transaction. In May 2012 we borrowed an additional $100.0 million, net of $0.5 million in financing fees and $2.7 million of issue discount under the Former Term Loan, and received $35.0 million from the issuance of Notes to finance the Sunflower Transaction. See “—Liquidity and Capital Resources.”

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, interest expense decreased to $10.2 million for the thirteen weeks ended March 31, 2013 from $10.3 million for the thirteen weeks ended April 1, 2012.

Income tax provision

Income tax provision increased to $11.9 million for the thirteen weeks ended March 31, 2013 from $7.6 million for the thirteen weeks ended April 1, 2012, primarily related to an increase in income before income taxes. Our effective income tax rate decreased to 39.6% in the thirteen weeks ended March 31, 2013 from 44.4% in the thirteen weeks ended April 1, 2012 related to the non-deductible transaction costs incurred in the thirteen weeks ended April 1, 2012 related to the Sunflower Transaction.

Comparing the thirteen weeks ended March 31, 2013 to the pro forma thirteen weeks ended April 1, 2012, income tax provision was $11.9 million for the thirteen weeks ended March 31, 2013 compared to income tax provision of $9.4 million for the thirteen weeks ended April 1, 2012, primarily related to an increase in income before income taxes. Our effective income tax rate decreased to 39.6% in the thirteen weeks ended March 31, 2013 from 43.0% in the thirteen weeks ended April 1, 2012 related to the non-deductible transaction costs incurred in the comparable prior year period related to the Sunflower Transaction.

Net income

	Thirteen weeks ended
	April 1, 2012 (As Reported)	March 31, 2013	Change	% Change
Net income	$9,546	$18,117	$8,571	90%
Percentage of net sales	2.5%	3.2%	0.6%

	Thirteen weeks ended
	April 1, 2012 (Pro Forma)	March 31, 2013	Change	% Change
Net income	$12,357	$18,117	$5,760	47%
Percentage of net sales	2.5%	3.2%	0.7%

Net income increased to $18.1 million during the thirteen weeks ended March 31, 2013 compared to $9.5 million during the thirteen weeks ended April 1, 2012. This improvement in net income was primarily due to a $57.1 million increase in gross profit attributable to the increased sales volumes following the Sunflower Transaction, new store openings and comparable store sales growth, as described above. The increase in gross profit was partially offset by (i) a $39.8 million increase in direct store expenses, primarily as a result of the increase in our store base, (ii) a $1.2 million increase in store pre-opening costs, (iii) a $3.1 million increase in interest expense and (iv) a $4.3 million increase in income tax provision.

Net income of $18.1 million during the thirteen weeks ended March 31, 2013 also increased compared to pro forma net income of $12.4 million during the thirteen weeks ended April 1, 2012. This improvement in net income was primarily due to a $21.4 million increase in gross profit attributable to the increased sales volumes resulting from new store openings and comparable store sales growth, as described above, and a $5.7 million decrease in selling, general and administrative expenses. These factors were partially offset by an $18.6 million increase in direct store expenses due to new store openings and a $2.5 million increase in income tax provision.

Results of Operations for Fiscal 2010, 2011 and 2012

The following tables set forth our results of operations, unaudited supplemental pro forma information and other operating data for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Fiscal 2010	Fiscal 2011	Fiscal 2012
	(in thousands)
Consolidated Statement of Operations Data:
Net sales	$516,816	$1,105,879	$1,794,823
Cost of sales, buying and occupancy	366,947	794,905	1,264,514

Gross profit	149,869	310,974	530,309
Direct store expenses	114,463	238,245	368,323
Selling, general and administrative expenses	23,277	58,528	86,364
Amortization of Henry’s trade names and capitalized software	867	32,202	—
Store pre-opening costs	2,341	1,338	2,782
Store closure and exit costs	354	6,382	2,155

Income (loss) from operations	8,567	(25,721)	70,685
Interest expense	(681)	(19,813)	(35,488)
Other income	295	358	562
Loss on extinguishment of debt	—	—	(992)

Income (loss) before income taxes	8,181	(45,176)	34,767
Income tax (provision) benefit	(3,320)	17,731	(15,267)

Net income (loss)	$4,861	$(27,445)	$19,500

	Fiscal 2011	Fiscal 2012
	(in thousands)
Unaudited Supplemental Pro Forma Information(1):
Net sales	$1,722,655	$1,990,963
Cost of sales, buying and occupancy	1,234,166	1,403,158

Gross profit	488,489	587,805
Direct store expenses	360,437	403,731
Selling, general and administrative expenses	83,077	91,611
Amortization of Henry’s trade names and capitalized software	32,202	—
Store pre-opening costs	5,009	5,218
Store closure and exit costs	7,009	2,214

Income from operations	755	85,031
Interest expense	(40,436)	(40,250)
Other income	643	649
Loss on extinguishment of debt	—	(992)

Income (loss) before income taxes	(39,038)	44,438
Income tax (provision) benefit	8,163	(19,912)

Net income (loss)	$(30,875)	$24,526

(1)	Unaudited supplemental pro forma information for fiscal 2011 gives effect to the Transactions as if they were consummated on the first day of fiscal 2011. See “—Unaudited Supplemental Fiscal 2011 Pro Forma Information” below for a presentation of historical financial information, adjusted to give pro forma effect to the Transactions using the assumptions set forth in the notes to the unaudited supplemental pro forma information for fiscal 2011. Unaudited supplemental pro forma information for fiscal 2012 gives effect to the Sunflower Transaction as if it were consummated on the first day of fiscal 2012 (but does not give effect to the April 2013 Refinancing or the Pro Forma Offering). See “Unaudited Pro Forma Condensed Consolidated Financial Information” for pro forma information for fiscal 2012 presented as “Pro Forma for Sunflower Transaction.”

	Fiscal 2010	Fiscal 2011	Fiscal 2012
Other Operating Data:
Pro forma comparable store sales growth	2.3%	5.1%	9.7%
Stores at beginning of period	40	43	103
Opened	3	7	9
Acquired	—	56	37
Closed	—	(3)	(1)
Stores at end of period	43	103	148

Comparison of Fiscal 2012 to Fiscal 2011

Net Sales

	Fiscal 2011	Fiscal 2012	Change	% Change
	(dollars in thousands)
Net sales	$1,105,879	$1,794,823	$688,944	62%
Pro forma net sales	1,722,655	1,990,963	268,308	16%
Pro forma comparable store sales growth	5.1%	9.7%

Net sales increased during fiscal 2012 primarily as a result of (i) stores added through the Sunflower Transaction in fiscal 2012 (net of closures), (ii) incremental sales from stores added through the Henry’s Transaction in fiscal 2011 as a result of operating for a full year in fiscal 2012, (iii) new store openings and (iv) sales growth at stores operated prior to fiscal 2011.

Stores added through the Transactions contributed $514.7 million, or 75%, of the increase in net sales during fiscal 2012. Stores acquired in the Sunflower Transaction contributed $280.3 million in net sales during fiscal 2012 and stores acquired in the Henry’s Transaction contributed an incremental $234.4 million in net sales during fiscal 2012 compared to fiscal 2011.

New store openings during fiscal 2012 contributed $52.2 million, or 8%, of the increase in net sales during fiscal 2012. New store openings during fiscal 2011 contributed an incremental $49.6 million, or 7%, of the increase in net sales during fiscal 2012 compared to fiscal 2011. The remaining $72.4 million, or 10%, of the increase in net sales during fiscal 2012 resulted from net sales growth at stores operated prior to fiscal 2011.

On a pro forma basis, net sales increased during fiscal 2012 primarily as a result of fiscal 2012 pro forma comparable store sales growth and new store openings during fiscal 2012. Pro forma comparable store sales growth of 9.7% during fiscal 2012 contributed $161.7 million, or 60%, of the increase in pro forma net sales during fiscal 2012. New store openings during fiscal 2012 contributed $64.9 million, or 24%, of the increase in pro forma net sales during fiscal 2012. The remaining $41.7 million, or 16%, of the increase in pro forma net sales during fiscal 2012 was attributable to new store openings during fiscal 2011 not yet reflected in pro forma comparable store sales growth.

Cost of sales, buying and occupancy and gross profit

	Fiscal 2011	Fiscal 2012	Change	% Change
	(dollars in thousands)
As reported:
Net sales	$1,105,879	$1,794,823	$688,944	62%
Cost of sales, buying and occupancy	794,905	1,264,514	469,609	59%
Gross profit	310,974	530,309	219,335	71%
Gross margin	28.1%	29.5%	1.4%

Pro forma:
Net sales	$1,722,655	$1,990,963	$268,308	16%
Cost of sales, buying and occupancy	1,234,166	1,403,158	168,992	14%
Gross profit	488,489	587,805	99,316	20%
Gross margin	28.4%	29.5%	1.1%

Cost of sales, buying and occupancy increased during fiscal 2012 primarily due to the increase in sales following the Transactions, new store openings and sales growth, as discussed above. During fiscal 2012, gross profit increased $193.7 million as a result of increased sales volume and $25.6 million as a result of improved gross margin. The 140 basis point increase in gross margin during fiscal 2012 reflects (i) produce cost deflation in the first half of 2012, (ii) synergies from integration of the Transactions, including consolidation of certain buying costs, and (iii) improved leverage of occupancy costs, principally resulting from comparable store sales growth.

On a pro forma basis, cost of sales, buying and occupancy increased during fiscal 2012 primarily due to the increase in pro forma net sales, driven by pro forma comparable store sales growth and new store openings. During fiscal 2012, pro forma gross profit increased $76.1 million as a result of increased pro forma sales volume and $23.2 million as a result of improved pro forma gross margin. The 110 basis point increase in pro forma gross margin during fiscal 2012 reflects produce cost deflation in the first half of fiscal 2012, synergies realized following the Transactions and improved leverage of occupancy costs as a result of pro forma comparable store sales growth.

Direct store expenses

	Fiscal 2011	Fiscal 2012	Change	% Change
	(dollars in thousands)
As reported:
Direct store expenses	$238,245	$368,323	$130,078	55%
Percentage of net sales	21.5%	20.5%	(1.0)%

Pro forma:
Direct store expenses	$360,437	$403,731	$43,294	12%
Percentage of net sales	20.9%	20.3%	(0.6)%

Direct store expenses increased during fiscal 2012 primarily due to the additional stores we operated during 2012 following the Transactions (net of closures) and new store openings. Direct store expenses increased $70.5 million during fiscal 2012 as a result of the additional stores we operated during fiscal 2012 related to the Sunflower Transaction and new store openings in 2012. The remainder of the change relates to stores opened during or prior to 2011 and the effect of a full year of expenses for the stores acquired in the Henry’s Transaction. This increase was partially offset by a 100 basis point improvement in direct store expenses as a percentage of net sales, primarily due to (i) the alignment of store payroll and benefit policies following the Transactions, (ii) economies of scale with respect to certain benefit costs and (iii) improved leverage of store payroll expenses resulting from comparable store sales growth. These factors were partially offset by a $2.7 million loss on asset disposals during fiscal 2012.

On a pro forma basis, direct store expenses increased during fiscal 2012 primarily due to new store openings. Pro forma direct store expenses increased $18.5 million during fiscal 2012 as a result of new store openings. This increase was partially offset by a 60 basis point improvement in pro forma direct store expenses as a percentage of pro forma net sales primarily as a result of the effects of the alignment of store payroll and benefit policies and economies of scale with respect to certain benefit costs following the Transactions and improved leverage of store payroll expenses resulting from pro forma comparable store sales growth.

Selling, general and administrative expenses

	Fiscal 2011	Fiscal 2012	Change	% Change
	(dollars in thousands)
As reported:
Selling, general and administrative expenses	$58,528	$86,364	$27,836	48%
Percentage of net sales	5.3%	4.8%	(0.5)%

Pro forma:
Selling, general and administrative expenses	$83,077	$91,611	$8,534	10%
Percentage of net sales	4.8%	4.6%	(0.2)%

The increase in selling, general and administrative expenses during fiscal 2012 includes (i) a $10.1 million increase in transaction and acquisition integration costs to $20.4 million, (ii) a $2.7 million legal settlement related to a trade name dispute, (iii) a $0.6 million loss on disposal of assets related to the disposal of equipment purchased in the Sunflower Transaction and (iv) incremental operating expenses following the Transactions. These factors were partially offset by synergies achieved from integration of the Transactions.

Selling, general and administrative expenses decreased as a percentage of net sales during fiscal 2012 primarily due to improved leverage of fixed selling, general and administrative expenses, primarily as a result of comparable store sales growth, new store openings and synergies achieved from integration of the Transactions. These factors were partially offset by the $10.1 million increase in acquisition integration costs and the $2.7 million legal settlement in fiscal 2012.

On a pro forma basis, selling, general and administrative expenses increased during fiscal 2012 primarily due to (i) a $12.5 million increase in acquisition integration costs to $17.1 million, (ii) a $2.7 million legal settlement in fiscal 2012 and (iii) a $0.6 million loss on disposal of assets related to the disposal of equipment purchased in the Sunflower Transaction, partially offset by synergies achieved from integration of the Transactions and a $1.2 million write-off of capitalized software that was recorded in fiscal 2011. Pro forma selling, general and administrative expenses decreased as a percentage of pro forma net sales during fiscal 2012 primarily due to improved leverage of fixed selling, general and administrative expenses as a result of pro forma comparable store sales growth and synergies achieved from integration of the Transactions. These factors were partially offset by the $12.5 million increase in acquisition integration costs and the $2.7 million legal settlement in fiscal 2012.

Amortization of Henry’s trade names and capitalized software

In connection with the Henry’s Transaction and planned re-branding of Henry’s stores, the estimated useful lives of the Henry’s trade names and certain capitalized software were re-evaluated and amortization was accelerated. Amortization of Henry’s trade names and capitalized software totaled $32.2 million in fiscal 2011 and the assets were fully amortized by January 1, 2012.

Store pre-opening costs

	Fiscal 2011	Fiscal 2012	Change	% Change
	(dollars in thousands)
As reported:
Store pre-opening costs	$1,338	$2,782	$1,444	108%
Number of openings	7	9
Avg. pre-opening cost per store opened	$191	$309

Pro forma:
Store pre-opening costs	$5,009	$5,218	$209	4.2%
Number of openings, as reported	7	9
Pre-combination openings	6	2

Pro forma openings	13	11
Avg. pre-opening cost per store opened	$385	$474

Store pre-opening costs increased to $2.8 million during fiscal 2012 from $1.3 million during fiscal 2011. We opened nine stores in fiscal 2012 compared to seven stores in fiscal 2011, resulting in average store pre-opening costs of approximately $309,000 per store in fiscal 2012 compared to $191,000 per store in fiscal 2011. Average store pre-opening costs increased in fiscal 2012 primarily because a portion of fiscal 2011 store pre-opening costs were incurred by Sprouts Arizona prior to the Henry’s Transaction.

On a pro forma basis, store pre-opening costs increased to $5.2 million, or $474,000 per opening, during fiscal 2012 from $5.0 million, or $385,000 per opening, during fiscal 2011. Pro forma store pre-opening costs for fiscal 2011 and fiscal 2012 reflect the higher store pre-opening rent incurred by Sunflower prior to the Sunflower Transaction due to early commencement dates for pre-combination Sunflower leases.

Store closure and exit costs

Store closure and exit costs decreased to $2.2 million during fiscal 2012 from $6.4 million during fiscal 2011, primarily as a result of (i) a $2.0 million favorable adjustment to our store closure reserve resulting from sublease rents in excess of original estimates, (ii) a $1.3 million favorable adjustment resulting from a lessor’s voluntary termination of a lease obligation previously reserved and (iii) a reduction in closures. One store and Sunflower’s corporate office were closed following the Sunflower Transaction in fiscal 2012 and three stores and the Henry’s corporate office were closed following the Henry’s Transaction in fiscal 2011.

On a pro forma basis, store closure and exit costs decreased to $2.2 million during fiscal 2012 from $7.0 million during fiscal 2011, primarily for the same factors noted above, as well as a decrease in Sunflower’s pre-combination store closure and exit costs from $627,000 in fiscal 2011 to $59,000 in fiscal 2012.

Interest expense

Interest expense increased to $35.5 million during fiscal 2012 from $19.8 million in fiscal 2011, primarily as a result of (i) $6.5 million of incremental interest expense resulting from the effect of a full year of borrowings associated with the Henry’s Transaction in fiscal 2012, (ii) $6.1 million of interest on incremental borrowings associated with the Sunflower Transaction and (iii) interest on financing leases associated with leases acquired in the Transactions and new store openings.

In April 2011, we borrowed $310.0 million, net of $2.7 million in financing fees and $14.0 million of issue discount under the Former Term Loan to finance the Henry’s Transaction. In May 2012, we borrowed an additional $100.0 million, net of $0.5 million in financing fees and $2.7 million of issue discount under the Former Term Loan, and received proceeds of $35.0 million from the issuance of Notes to finance the Sunflower Transaction. We also borrowed and repaid $23.0 million and $3.0 million under our Former Revolving Credit Facility in fiscal 2011 and fiscal 2012, respectively. See “—Liquidity and Capital Resources.”

On a pro forma basis, interest expense decreased to $40.3 million during fiscal 2012 from $40.4 million during fiscal 2011.

In April 2013, we completed the April 2013 Refinancing, which resulted in an increase in borrowings and reduction in interest rate commencing in April 2013. Based on our new borrowings over a full year, we expect interest expense to increase in fiscal 2013 as compared to fiscal 2012 offset by a reduction in debt balance from repayments using net offering proceeds and a 0.5% interest rate reduction as a result of the offering.

Loss on extinguishment of debt

We recorded a $1.0 million loss on extinguishment of debt in fiscal 2012 as a result of the renegotiation of a store lease that was classified as a financing lease obligation.

Income tax (provision) benefit

Income tax provision was $15.3 million during fiscal 2012 compared to an income tax benefit of $17.7 million during fiscal 2011, primarily as a result of income before tax during fiscal 2012 compared to a loss before tax during fiscal 2011. Our effective income tax rate increased to 43.9% during fiscal 2012 from 39.2% during fiscal 2011, primarily as a result of non-deductible transaction costs during fiscal 2012.

On a pro forma basis, income tax provision was $19.9 million during fiscal 2012 compared to a pro forma income tax benefit of $8.2 million during fiscal 2011, primarily as a result of pro forma income before tax during fiscal 2012 compared to a pro forma loss before tax during fiscal 2011. Our pro forma effective income tax rate increased to 44.8% during fiscal 2012 from 20.9% in fiscal 2011, reflecting non-deductible transaction costs incurred by us and Sunflower during fiscal 2012, and no tax benefit resulting from pre-combination losses incurred by Sprouts Arizona during fiscal 2011 as a result of Sprouts Arizona pass-through status prior to the Henry’s Transaction.

Net income (loss)

	Fiscal 2011	Fiscal 2012	Change	% Change
	(dollars in thousands)
As reported:
Net income (loss)	$(27,445)	$19,500	$46,945	171%
Percentage of sales	(2.5)%	1.1%	3.6%

Pro forma:
Net income (loss)	$(30,875)	$24,526	$55,401	179%
Percentage of sales	(1.8)%	1.2%	3.0%

We reported net income of $19.5 million during fiscal 2012 compared to a net loss of $27.4 million in fiscal 2011. This improvement in net income was primarily due to (i) a $219.3 million increase in gross profit attributable to the increased sales volumes following the Transactions, new store openings and comparable store sales growth, as well as produce cost deflation in the first half of fiscal 2012, as described above, (ii) $32.2 million of accelerated amortization of Henry’s trade names and capitalized software recorded in fiscal 2011, which did not recur in fiscal 2012, and (iii) synergies achieved in the Transactions. These factors were partially offset by (i) a $130.1 million increase in direct store expenses, primarily as a result of the increase in our store base, (ii) a $27.8 million increase in selling, general and administrative expenses, primarily due to acquisition and integration costs, (iii) a $15.7 million increase in interest expense and (iv) a $33.0 million increase in income tax (provision) benefit.

On a pro forma basis, net income increased to $24.5 million during fiscal 2012 compared to a net loss of $30.9 million in fiscal 2011. This improvement in net income was primarily due to (i) a $99.3 million increase in pro forma gross profit attributable to the increased sales volumes resulting from new store openings and pro forma comparable store sales growth, as well as produce cost deflation in the first half of fiscal 2012, as described above and (ii) $32.2 million of accelerated amortization of Henry’s trade names and capitalized software recorded in fiscal 2011, which did not recur in fiscal 2012. These factors were partially offset by (i) a $43.3 million increase in pro forma direct store expenses due to new store openings, (ii) a $28.1 million increase in pro forma income tax (provision) benefit, and (iii) an $8.5 million increase in pro forma selling, general and administrative expenses, primarily due to acquisition integration costs, as described above.

Comparison of Fiscal 2011 to Fiscal 2010

Net Sales

	Fiscal 2010	Fiscal 2011	Change	% Change
	(dollars in thousands)
Net sales	$516,816	$1,105,879	$589,063	114%
Pro forma comparable store sales growth	2.3%	5.1%

Net sales increased during fiscal 2011 primarily as a result of the Henry’s Transaction (net of closures), new store openings and net sales growth at stores operated prior to fiscal 2011. Stores added through the Henry’s Transaction contributed $513.0 million, or 87%, of the increase in net sales during fiscal 2011. New store openings during fiscal 2011 contributed $43.0 million, or 7%, of the increase in net sales during fiscal 2011. The remaining $33.1 million, or 6%, of the increase resulted from net sales growth at stores operated prior to fiscal 2011.

Cost of sales, buying and occupancy and gross profit

	Fiscal 2010	Fiscal 2011	Change	% Change
	(dollars in thousands)
Net sales	$516,816	$1,105,879	$589,063	114%
Cost of sales, buying and occupancy	366,947	794,905	427,958	117%
Gross profit	149,869	310,974	161,105	107%
Gross margin	29.0%	28.1%	(0.9)%

Cost of sales, buying and occupancy and gross profit increased during fiscal 2011 primarily due to the increase in sales following the Henry’s Transaction, new store openings and net sales growth, as discussed above. Gross margin was 28.1% during fiscal 2011 compared to 29.0% during fiscal 2010, primarily as a result of alignment of our pricing strategy with Sprouts Arizona ahead of realization of synergies starting in the fourth quarter of 2011.

Direct store expenses

	Fiscal 2010	Fiscal 2011	Change	% Change
	(dollars in thousands)
Direct store expenses	$114,463	$238,245	$123,782	108%
Percentage of sales	22.1%	21.5%	(0.6)%

Direct store expenses increased during fiscal 2011 primarily due to the additional stores we operated during 2011 following the Henry’s Transaction (net of closures) and new store openings. Direct store expenses decreased as a percentage of net sales during fiscal 2011 primarily due to (i) the Henry’s Transaction, which added Sprouts Arizona stores with payroll and benefit expenses at a lower percentage of revenue, and (ii) improved leverage of store payroll expenses resulting from comparable store sales growth.

Selling, general and administrative expenses

	Fiscal 2010	Fiscal 2011	Change	% Change
	(dollars in thousands)
Selling, general and administrative expenses	$23,277	$58,528	$35,251	151%
Percentage of net sales	4.5%	5.3%	0.8%

Selling, general and administrative expenses increased during fiscal 2011 primarily due to (i) incremental selling, general and administrative expenses from the Henry’s Transaction, (ii) $10.3 million of transaction and acquisition integration costs associated with the Henry’s Transaction, and (iii) a $3.3 million increase in equity-based compensation expense. As discussed in “—Factors Affecting Comparability of Results of Operations—Henry’s Transaction,” the results of operations for fiscal 2010 in our historical financial statements prior to April 18, 2011 do not reflect all costs expected to be incurred if we had operated as a stand-alone entity during that period.

These factors also resulted in an increase in selling, general and administrative expenses as a percentage of net sales during fiscal 2011, the effects of which were partially offset by improved leverage of selling, general and administrative expenses resulting from comparable store sales growth.

Amortization of Henry’s trade names and capitalized software

In connection with the Henry’s Transaction and re-branding of Henry’s stores, the estimated useful lives of the Henry’s trade names and certain capitalized software were re-evaluated and amortization was accelerated. Amortization of Henry’s trade names and capitalized software totaled $32.2 million in fiscal 2011 compared to $0.9 million in fiscal 2010, and the assets were fully amortized by January 1, 2012.

Store pre-opening costs

Store pre-opening costs decreased to $1.3 million in fiscal 2011 from $2.3 million in fiscal 2010, reflecting our higher store pre-opening rent incurred prior to the Henry’s Transaction. Additionally, $0.3 million of store pre-opening costs incurred in fiscal 2010 related to openings that occurred in fiscal 2011, and a portion of the pre-opening costs for openings that occurred in fiscal 2011 were incurred by Sprouts Arizona prior to the Henry’s Transaction. We opened seven stores in fiscal 2011 and three stores in fiscal 2010.

Store closure and exit costs

Store closure and exit costs increased to $6.4 million in fiscal 2011 from $0.4 million in fiscal 2010, as a result of the closure of three stores and the Henry’s corporate office following the Henry’s Transaction in fiscal 2011.

Interest expense

Interest expense increased to $19.8 million during fiscal 2011 from $0.7 million in fiscal 2010, primarily as a result of incremental borrowings associated with the Henry’s Transaction. As noted in “—Factors Affecting Comparability of Results of Operations—Henry’s Transaction,” fiscal 2010 does not reflect the interest expense Henry’s might have incurred if it had been a stand-alone entity.

Income tax (provision) benefit

Income tax benefit was $17.7 million during fiscal 2011 compared to an income tax provision of $3.3 million during fiscal 2010, primarily as a result of a loss before tax during fiscal 2011 compared to income before tax during fiscal 2010. Our effective income tax rate was 39.2% during fiscal 2011 compared to 40.6% during fiscal 2010.

Net income (loss)

	Fiscal 2010	Fiscal 2011	Change	% Change
	(dollars in thousands)
Net income (loss)	$4,861	$(27,445)	$(32,306)	*
Percentage of sales	0.9%	(2.5)%	(3.4)%

*	Not meaningful

We recorded a net loss in fiscal 2011 compared to net income in fiscal 2010, primarily due to (i) the accelerated amortization of Henry’s trade names and capitalized software, which totaled $32.2 million, and (ii) an increase in interest expense following the Henry’s Transaction. Additionally in connection with the Henry’s Transaction in 2011, we recorded $10.3 million of costs associated with transaction and acquisition integration costs, an increase of $6.0 million in store closure and exit costs, and an increase in equity-based compensation of $3.7 million, including the $3.3 million discussed above. Partially offsetting these factors was the improvement in direct store expenses as a percentage of net sales, driven by efficiency gains from the Henry’s Transaction and income tax benefit described above.

Unaudited Supplemental Fiscal 2011 Pro Forma Information

The comparability of our results of operations is affected for the periods presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by the Transactions. To supplement the discussion of our historical results of operations for fiscal 2012 and fiscal 2011, we have included unaudited supplemental pro forma condensed consolidated statement of operations information for fiscal 2011. The unaudited supplemental pro forma condensed consolidated statement of operations for fiscal 2011 includes our historical results of operations and the results of operations of Sprouts Arizona and Sunflower, after giving pro forma effect to the Transactions and the related financing obtained for the Transactions as if they had been consummated on the first day of fiscal 2011.

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the Transactions, have an ongoing effect on our results of operations and are factually supportable. The supplemental pro forma information and explanatory notes for fiscal 2011 present how our financial statements may have appeared had the businesses actually been combined as of the date noted above. The supplemental pro forma information for fiscal 2011 shows the impact on the combined statement of operations of the acquisition method of accounting under Financial Accounting Standards Board ASC 805, Business Combinations. Under the acquisition method of accounting, the total purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess purchase price over the amounts assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill.

The unaudited supplemental pro forma information for fiscal 2011 was prepared in a manner comparable to the requirements of Article 11 of Regulation S-X, but does not comply with Article 11 in that Rule 11-02(c) of Article 11 does not allow for the presentation of pro forma condensed statements of operations prior to the most recent year. The unaudited supplemental pro forma information for fiscal 2011 reflects the impact of the Transactions using the assumptions set forth in the notes to the unaudited supplemental pro forma information for fiscal 2011. The following unaudited supplemental pro forma information for fiscal 2011 is presented for illustrative purposes only and does not purport to reflect the results the consolidated company may achieve in future periods or the historical results that would have been obtained had the combined businesses been operating as a consolidated company during the relevant period presented. The unaudited supplemental pro forma information for fiscal 2011 also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions. Furthermore, the unaudited supplemental pro forma information for fiscal 2011 does not include certain nonrecurring charges and the related tax effects which result directly from the Transactions as described in the notes to the unaudited supplemental pro forma information for fiscal 2011.

The unaudited supplemental fiscal 2011 pro forma information is derived from and should be read in conjunction with the historical financial statements and related notes included elsewhere in this prospectus.

SPROUTS FARMERS MARKET, INC.

UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR FISCAL 2011

(in thousands)

	Historical Sprouts Farmers Market, Inc.(1)	Historical Sprouts Arizona(1)	Historical Sunflower(1)	Pro Forma Adjustments for Fiscal Period Alignment(2)	Pro Forma Adjustments for the Transactions(2)	Notes	Supplemental Pro Forma Sprouts Farmers Market, Inc.
Net sales	$1,105,879	$220,913	$406,710	$(10,847)	$—		$1,722,655
Cost of sales, buying and occupancy	794,905	153,123	292,730	(7,868)	1,276	(2)(a)	1,234,166

Gross profit	310,974	67,790	113,980	(2,979)	(1,276)		488,489

Direct store expenses	238,245	45,165	79,570	(2,232)	(311)	(2)(b)	360,437
Selling, general and administrative expenses	58,528	46,207	21,844	(1,024)	(42,478)	(2)(c)	83,077
Amortization of Henry’s trade names and capitalized software	32,202	—	—	—	—		32,202
Store pre-opening costs	1,338	730	2,997	(56)	—		5,009
Store closure and exit costs	6,382	—	627	—	—		7,009

Income (loss) from operations	(25,721)	(24,312)	8,942	333	41,513		755
Interest expense	(19,813)	(3,823)	(5,101)	144	(11,843)	(2)(d)	(40,436)
Other income	358	49	238	(2)	—		643

Income (loss) before income taxes	(45,176)	(28,086)	4,079	475	29,670		(39,038)
Income tax (provision) benefit	17,731	(70)	2,148	14	(11,660)	(2)(e)	8,163

Net income (loss)	$(27,445)	$(28,156)	$6,227	$489	$18,010		$(30,875)

SPROUTS FARMERS MARKET, INC.

NOTES TO UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

1. Basis of Presentation and Description of Transactions

On April 19, 2011, we completed the Henry’s Transaction, in which we issued debt and 110.0 million of our shares to finance the merger of Sprouts Arizona and Henry’s. Effective May 29, 2012, we completed the Sunflower Transaction, in which we acquired the outstanding common and preferred stock of Sunflower in a transaction financed through the issuance of debt and 14.9 million of our shares. For further information about the Transactions, which were accounted for as business combinations, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

The historical Sprouts Farmers Market, Inc. results of operations for fiscal 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical Sprouts Arizona results of operations for the period from December 27, 2010 to April 18, 2011, were derived from the Sprouts Arizona pre-combination audited financial statements included elsewhere in this prospectus. The historical Sunflower results of operations for fiscal 2011 were derived from the Sunflower pre-combination audited financial statements included elsewhere in this prospectus.

The unaudited supplemental pro forma information for fiscal 2011 was prepared in a manner comparable to the requirements of Article 11 of Regulation S-X, but does not comply with Article 11 in that Rule 11-02(c) of Article 11 does not allow for the presentation of pro forma condensed statements of operations prior to the most recent year.

Certain amounts from the Sunflower pre-combination audited financial statements have been reclassified to conform to our presentation.

2. Supplemental Pro Forma Sprouts Farmers Market, Inc.

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results, as if the Transactions occurred on the first day of fiscal 2011 (referred to as “Pro Forma Adjustments for the Transactions”).

Sprouts Arizona’s fiscal 2011 commenced five days earlier than our fiscal 2011. Pro forma adjustments for Fiscal Period Alignment reflect the estimated pro forma impacts to align the starting date of the historical Sprouts Arizona results of operations to our starting date for fiscal 2011. Additional pro forma adjustments for the Transactions consist of the following:

(a) Reflects pro forma adjustments attributable to the application of acquisition accounting to the Transactions comprised of (i) a $2.0 million increase in rent expense, resulting principally from straight-line adjustments to rent expense as a result of the new basis in the acquired leases as of the acquisition date and (ii) a $0.7 million net decrease in amortization expense related to the fair value of favorable lease intangible assets and unfavorable lease liabilities recognized in the Transactions. Management has assumed a weighted average useful life of 12.2 years for favorable and unfavorable leases in arriving at the pro forma amortization adjustment.

(b) Reflects pro forma adjustments to historical Sprouts Arizona and Sunflower depreciation related to the fair value of acquired buildings, leasehold improvements and furniture, fixtures and equipment, which are being amortized and depreciated over their estimated useful lives on a straight-

line basis. Management has assumed weighted average useful lives of 37.4 years, 8.0 years and 5.0 years for buildings, leasehold improvements and furniture, fixtures and equipment, respectively, in arriving at the pro forma depreciation adjustments.

(c) Reflects costs associated with the Transactions, which have been excluded from pro forma results due to the absence of a continuing effect on our business. These costs consist of (i) $5.9 million of transaction expenses we incurred in 2011 in connection with the Henry’s Transaction, consisting primarily of professional fees, (ii) a $24.6 million termination fee and $1.4 million of fees paid by Sprouts Arizona to its previous manager prior to the Henry’s Transaction and recorded in Sprouts Arizona’s pre-combination financial statements, (iii) $6.9 million of transaction costs, consisting primarily of professional fees, recorded in Sprouts Arizona’s pre-combination financial statements, and (iv) $3.3 million of payments and equity-based compensation expense associated with a change in control recorded in Sprouts Arizona’s historical pre-combination financial statements. The pro forma adjustment also includes (i) a decrease of $0.6 million to historical depreciation related to the fair value of acquired furniture and fixtures used for general and administrative purposes, which are being depreciated over their estimated useful lives on a straight-line basis, and (ii) an increase of $0.2 million to historical amortization expense associated with the Sunflower trade name. Management has assumed weighted average useful lives of 3.9 years for the acquired furniture and fixtures and ten years for the Sunflower trade name in arriving at the pro forma depreciation and amortization amount.

(d) In April 2011, we borrowed $310.0 million, net of $2.7 million in financing fees and $14.0 million of issue discount under the Former Term Loan to finance the Henry’s Transaction. In May 2012, we borrowed an additional $100.0 million, net of $0.5 million in financing fees and $2.7 million of issue discount under the Former Term Loan, and received net proceeds of $35.0 million from the issuance of the Notes to finance the Sunflower Transaction. The pro forma adjustment represents (i) the incremental interest expense of $15.9 million from our Former Term Loan and the Notes, including amortization of issue discount and deferred financing fees of $1.2 million, based on an interest rate of 6.0% in effect for our Former Term Loan, (ii) the reversal of historical Sprouts Arizona and Sunflower interest expense of $3.4 million, as the pre-combination Sprouts Arizona and Sunflower debt was paid off in connection with the Transactions, and (iii) a decrease in interest expense of $0.7 million resulting from the new basis in the Sprouts Arizona and Sunflower finance and capital lease obligations acquired in the Transactions. A one-eighth percentage increase (decrease) in the interest rate on our Former Term Loan would increase (decrease) interest expense by $0.5 million for fiscal 2011.

(e) The pro forma adjustment to income tax (provision) benefit is derived by applying a blended federal and state statutory tax rate of 39.3% to the above pro forma adjustments.

Liquidity and Capital Resources

The following table sets forth the major sources and uses of cash for each of the periods set forth below, as well as our cash and cash equivalents at the end of each period:

				Thirteen weeks ended
	Fiscal 2010	Fiscal 2011	Fiscal 2012	April 1, 2012	March 31, 2013
Cash and cash equivalents at end of period	$4,918	$14,542	$67,211	$41,616	$100,795
Cash provided by operating activities	$22,222	$52,384	$84,431	$37,422	$63,424
Cash used in investing activities	$(17,059)	$(260,505)	$(166,703)	$(11,314)	$(27,290)
Cash provided by (used in) financing activities	$(6,477)	$217,745	$134,941	$966	$(2,550)

Since inception, we have financed our operations primarily through cash generated from our operations, private placements of our equity and borrowings under our Former Credit Facilities. Our primary uses of cash are for purchases of inventory, operating expenses, capital expenditures primarily for opening new stores, and debt service. We also used cash for the Transactions in fiscal 2011 and fiscal 2012, respectively. In fiscal 2012, we generated $84.4 million in operating cash flows and ended fiscal 2012 with $67.2 million of cash and cash equivalents and had no amounts drawn under our Former Revolving Credit Facility.

We believe that our existing cash and cash equivalents and cash anticipated to be generated by operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rates at our existing stores, new store openings and other corporate capital expenditures and activities. Our cash and cash equivalents position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within days from the related sale. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Operating Activities

Net cash provided by operating activities increased $26.0 million to $63.4 million for the thirteen weeks ended March 31, 2013 compared to $37.4 million for the thirteen weeks ended April 1, 2012, primarily related to our increased scale of operations following the Sunflower Transaction and new store openings. Between these fiscal periods we opened 12 stores, acquired 37 stores in the Sunflower Transaction and closed one store. In addition to the increase in the number of stores we operate, we leveraged fixed direct store expenses through comparable store sales growth and there was a decrease in acquisition and integration costs of $3.0 million for the comparative periods.

For fiscal 2012, net cash provided by operating activities increased $32.0 million to $84.4 million, compared to $52.4 million during fiscal 2011, primarily as a result of our increased scale of operations following the Transactions and new store openings. During fiscal 2012, we opened nine stores, acquired 37 stores in the Sunflower Transaction and closed one store. In addition to an increase in the number of stores we operate, during fiscal 2012 we improved our gross margin, leveraged fixed direct store expenses through comparable store sales growth and leveraged corporate expenses through store growth, comparable store sales growth and synergies achieved from integration of the Transactions. These factors were partially offset by an $18.5 million increase in interest payments and a $10.1 million increase in acquisition and integration costs during fiscal 2012 compared to fiscal 2011.

For fiscal 2011, net cash provided by operating activities increased $30.2 million to $52.4 million compared to $22.2 million during fiscal 2010, primarily as a result of our increased scale of operations following the Henry’s Transaction and new store openings. During fiscal 2011, we opened seven stores, acquired 56 stores in the Henry’s Transaction and closed three stores. In addition to the increase in the number of stores we operate, during fiscal 2011 we were able to benefit from economies of scale and improved leverage of store-level payroll costs and selling, general and administrative expenses as a result of the Henry’s Transaction, new store openings and comparable store sales growth during fiscal 2011. These factors were partially offset by a $13.2 million increase in interest payments and $10.3 million of acquisition and integration costs during fiscal 2011.

Investing Activities

Net cash used in investing activities increased $16.0 million to $27.3 million for the thirteen weeks ended March 31, 2013 compared to $11.3 million for the thirteen weeks ended April 1, 2012. The increase in cash used for investing activities is primarily related to capital expenditures for increased new store openings, store remodels and an increase in maintenance capital expenditures related to the increased scale of operations following the Sunflower Transaction.

For fiscal 2012, net cash used in investing activities decreased $93.8 million to $166.7 million, compared to $260.5 million during fiscal 2011, primarily as a result of $103.0 million decrease in payments for business combinations. We made $129.9 million of payments during fiscal 2012 in connection with the Sunflower Transaction compared to $232.9 million of cash payments during fiscal 2011 in connection with the Henry’s Transaction. Additionally, we generated $9.7 million in proceeds from disposal of property and equipment during fiscal 2012. These factors were partially offset by an $18.9 million increase in capital expenditures during fiscal 2012 compared to fiscal 2011, primarily as a result of an increase in new store openings and an increase in maintenance capital expenditures as a result of store growth.

For fiscal 2011, net cash used in investing activities increased $243.4 million to $260.5 million compared to $17.1 million during fiscal 2010, driven by the $232.9 million of cash payments during fiscal 2011 in connection with the Henry’s Transaction and a $10.9 million increase in capital expenditures, driven by an increase in new store openings and the re-branding of Henry’s stores.

Capital expenditures consist primarily of investments in new stores, including leasehold improvements and store equipment, the re-branding of Henry’s and Sunflower stores following the Transactions, annual maintenance capital expenditures to maintain the appearance of our stores and other corporate investments.

We expect capital expenditures of $65 million to $75 million in fiscal 2013, net of estimated landlord tenant improvement allowances of $11 million, primarily to fund investments in new stores, remodels, maintenance capital expenditures and corporate capital expenditures. We expect to fund our capital expenditures with cash on hand, cash generated from operating activities and, if required, borrowings under our Credit Facility.

Financing Activities

Net cash used in financing activities was $2.6 million for the thirteen weeks ended March 31, 2013 as compared to cash provided by financing activities of $1.0 million for the thirteen weeks ended April 1, 2012. The increase in cash used in financing activities of $3.6 million is related to increased principal payments made on our Former Term Loan, increased financing lease payments associated with the leases acquired in the Sunflower Transaction and lower receipts from landlords for leases qualifying as financing obligations in the thirteen weeks ended March 31, 2013.

For fiscal 2012, net cash provided by financing activities decreased $82.8 million to $134.9 million compared to $217.7 million during fiscal 2011, primarily as a result of a reduction in borrowings and proceeds from the issuance of equity. We received net proceeds of $131.8 million from borrowings under our Former Term Loan and issuance of the Notes to finance the Sunflower Transaction during fiscal 2012 (net of financing fees and issue discount). During fiscal 2011, we received net proceeds of $293.0 million under our Former Term Loan (net of financing fees and issue discount), proceeds of $206.0 million from the issuance of shares and an $8.0 million equity contribution from the Apollo Funds, to finance the Henry’s Transaction, partially offset by a $274.6 million cash distribution to the former parent of Henry’s. Other financing activities also included $5.5 million in proceeds for the issuance of shares during fiscal 2012, and $12.7 million of net transactions between Henry’s and Henry’s former parent during fiscal 2011 that did not recur during fiscal 2012 following the Henry’s Transaction.

For fiscal 2011, net cash provided by financing activities was $217.7 million compared to $6.5 million of net cash used in financing activities during fiscal 2010, driven primarily by financing for the Henry’s Transaction, as described above. Prior to the Henry’s Transaction, financing activities consisted primarily of net transactions between Henry’s and its former parent.

Long-term Debt and Former Credit Facilities

April 2013 Refinancing

Effective as of April 23, 2013 (referred to as the “April 2013 Refinancing Closing Date”), a subsidiary of the Company (referred to as “Intermediate Holdings”), as borrower, refinanced the Former Revolving Credit Facility and the Former Term Loan by entering into the Credit Facility. The Credit Facility provides for the $700.0 million Term Loan and the $60.0 million senior secured Revolving Credit Facility. The terms of the Credit Facility allow us, subject to certain conditions, to increase the amount of the term loans and revolving commitments thereunder by an aggregate incremental amount of up to $160.0 million, plus an additional amount, so long as after giving effect to such increase, (i) in the case of incremental loans that rank pari passu with the initial term loans, the net first lien leverage ratio does not exceed 4.00 to 1.00, and (ii) in the case of incremental loans that rank junior to the initial Term Loan, the total leverage ratio does not exceed 5.25 to 1.00. No incremental loans have been committed to by any lender. In addition, $8.4 million of letters of credit were issued in order to backstop, replace or roll-over existing letters of credit under the Former Revolving Credit Facility.

The proceeds of the Term Loan were used to repay in full the outstanding balance of $403.1 million (as of April 23, 2013) under our Former Credit Facilities. The remaining proceeds of the term loans, together with cash on hand, were used to make an $282 million distribution to our equity holders, to make payments of $13.9 million to vested option holders and to pay transaction fees and expenses.

Obligations under the Credit Facility are guaranteed by us and all of our current and future wholly owned material domestic subsidiaries. Our borrowings under the Credit Facility are secured by (i) a pledge by Sprouts of its equity interests in Intermediate Holdings and (ii) first-priority liens on substantially all assets of Intermediate Holdings and the subsidiary guarantors, in each case, subject to permitted liens and certain exceptions.

The issue price for the Credit Facility was 99.5% of the principal amount thereof, which original issue discount or upfront fee will be amortized over the life of the Credit Facility. In connection with the closing of the Credit Facility, we paid arrangement fees to affiliates of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, as the joint lead arrangers and joint bookrunners, and to an affiliate of Apollo Global Securities, LLC, as an arranger. See “Underwriting.”

Interest and Applicable Margin.    All amounts outstanding under the Credit Facility will bear interest, at our option, at a rate per annum equal to LIBOR (with a 1.00% floor with respect to Eurodollar borrowings under the Term Loan), adjusted for statutory reserves, plus a margin equal to 3.50%, or an alternate base rate, plus a margin equal to 2.50%, as set forth in the Credit Facility. These interest margins may be reduced by 50 basis points, subject to (i) the consummation of an initial public offering, including this offering, and (ii) either (a) our achieving a reduction in the net first lien leverage ratio to less than or equal to 2.75 to 1.00 or (b) our receiving an upgrade in credit ratings to not be lower than B1 and B+ from Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., respectively.

Payments and Prepayments.    Subject to exceptions set forth therein, the Credit Facility requires mandatory prepayments, in amounts equal to (i) 50% (reduced to 25% if net first lien leverage is less than 3.00 to 1.00 but greater than 2.50 to 1.00 and 0% if net first lien leverage is less than 2.50 to 1.00) of excess cash flow (as defined in the Credit Facility) at the end of each fiscal year, (ii) 100% of the net cash proceeds from certain non-ordinary course asset sales by Sprouts or any subsidiary guarantor (subject to certain exceptions and reinvestment provisions) and (iii) 100% of the net cash proceeds from the issuance or incurrence after the April 2013 Refinancing Closing Date of debt by Sprouts or any of its subsidiaries not permitted under the Credit Facility.

Voluntary prepayments of borrowings under the Credit Facility are permitted at any time, in agreed-upon minimum principal amounts. There is a prepayment fee equal to 1.00% of the principal amount of the Term Loan under the Credit Facility optionally prepaid in connection with any “repricing transaction” on or prior to the first anniversary of the closing date. Prepayments made thereafter will not be subject to premium or penalty (except LIBOR breakage costs, if applicable).

The Term Loan will mature on the seventh anniversary of the April 2013 Refinancing Closing Date and will amortize at a rate per annum, in four equal quarterly installments, in an aggregate amount equal to 1.00% of the April 2013 Refinancing Closing Date principal amount of the term loans, with the balance due on the maturity date. The Revolving Credit Facility will mature on the fifth anniversary of the April 2013 Refinancing Closing Date.

Covenants.    The Credit Facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. In addition, if we have any amounts outstanding under the Revolving Credit Facility as of the last day of any fiscal quarter, the Revolving Credit Facility requires us to maintain a ratio of Revolving Facility Credit exposure to consolidated trailing 12-month EBITDA (as defined in the Credit Facility) of no more than 0.75 to 1.00 as of the end of each such fiscal quarter.

We were in compliance with all applicable covenants under the Credit Facility as of June 30, 2013.

Events of Default.    The Credit Facility contains customary events of default included in financing transactions, including failure to make payments when due, default under other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material monetary judgments. During the continuation of a payment default, we will be required to pay interest at a default rate unless waived.

Former Credit Facilities

On April 18, 2011, we entered into the Former Credit Facilities. The borrower under such Former Credit Facilities was Intermediate Holdings.

Our Former Credit Facilities provided for (i) the $50.0 million Former Revolving Credit Facility, including a letter of credit subfacility (up to the unused amount of the Former Revolving Credit Facility) and a $5.0 million swingline loan subfacility, and (ii) the $310.0 million Former Term Loan facility, maturing on April 18, 2018.

During April 2011, we borrowed $310.0 million, net of financing fee and issue discount, and used the proceeds to effectuate the Henry’s Transaction. During April 2012, we amended the original agreement and used the incremental commitments provision of the Former Credit Facilities to borrow an additional $100.0 million, net of financing fees and issue discount, and used the proceeds to effectuate the Sunflower Transaction.

As of March 31, 2013, we had no outstanding revolving borrowings and the outstanding balance of the Former Term Loan was $390.1 million, net of issue discount of $12.9 million. Also, as of March 31, 2013, we had outstanding standby letters of credit with an aggregate balance of $8.4 million, primarily issued in connection with our insurance programs. Amounts available under the Former Revolving Credit Facility at March 31, 2013 totaled $41.6 million.

On April 23, 2013, as described under “—April 2013 Refinancing” above, we repaid in full the Former Credit Facilities with the proceeds of the Term Loan under the Credit Facility and terminated the Former Credit Facilities. We were in compliance with all applicable covenants under our Former Credit Facilities as of March 31, 2013 and the April 2013 Refinancing Closing Date.

See Note 13 to our audited consolidated financial statements contained elsewhere in this prospectus for additional information about our Former Credit Facilities.

The Notes

In May 2012, we received net proceeds of $35.0 million from the issuance of the Notes. Interest on the Notes was scheduled to accrue at 10% annually for the first three years, increasing by 1.0% each year thereafter through maturity, reaching a maximum rate of 14.0%. As of March 31, 2013, $1.0 million of the Notes were issued to certain members of our senior management. In May 2013, we made payments totaling $35.3 million to noteholders in full repayment of the Notes. See “Certain Relationships and Related Party Transactions—The Notes.”

Contractual Obligations

The following table summarizes our contractual obligations as of December 30, 2012 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
	Total	Less Than 1Year	1-3 Years	4-5 Years	More Than 5 Years
	(in thousands)
Former Term Loan, including current portion(1)	$405,100	$4,100	$8,200	$8,200	$384,600
The Notes(2)	35,000	—	—	—	35,000
Interest payments on long-term debt(3)	153,207	27,966	55,547	55,669	14,025
Capital and financing lease obligations	132,747	12,229	24,136	24,121	72,261
Operating lease obligations(4)	696,300	62,069	127,445	125,080	381,706
Purchase commitments(5)	31,024	18,921	11,829	274	—

Totals(6)	$1,453,378	$125,285	$227,157	$213,344	$887,592

(1)	In connection with the April 2013 Refinancing, we refinanced amounts due under our Former Credit Facilities. The Term Loan will mature on the seventh anniversary of the April 2013 Refinancing Closing Date and will amortized at a rate per annum, in four equal installments, in an aggregate amount equal to 1.00% of the April 2013 Refinancing Closing Date principal amount of the Term Loan, with the balance due on the maturity date. We plan to make partial repayment of the Term Loan using proceeds from shares sold in the offering. See “—Liquidity and Capital Resources— Long-term Debt and Former Credit Facilities—April 2013 Refinancing.”
(2)	These Notes were repaid in full in May 2013.
(3)	Represents estimated interest payments on our Former Term Loan and the Notes based on principal amounts outstanding as of December 30, 2012, repayment terms and contractual interest rates expected to apply through maturity. We estimated LIBOR based on LIBOR in effect at December 30, 2012 to derive the contractual interest rate expected to apply to our Former Term Loan. After giving effect to the April 2013 Refinancing, we estimate that our annual cash interest will increase on a pro forma annualized basis by approximately $7 million from approximately $28 million to $35 million based on our pro forma debt balances as of December 30, 2012 and assuming LIBOR rates as of December 31, 2012.

(4)	Capital and financing lease obligations are presented gross without offset for subtenant rentals. We have subtenant agreements under which we will receive $0.2 million for the period of less than one year, $0.3 million for years one to three, $0.2 million for years four to five, and no payments for the period beyond five years.
(5)	Consists primarily of open purchase orders and commitments under noncancelable service contracts.
(6)	As of December 30, 2012, the Company had recorded $15.3 million of liabilities related to its self-insurance program. Self-insurance liabilities are not included in the table above because the payments are not contractual in nature and the timing of the payments is uncertain.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Impact of Inflation

Inflation and deflation in the prices of food and other products we sell may periodically affect our sales, gross profit and gross margin. The short-term impact of inflation and deflation is largely dependent on whether or not the effects are passed through to our customers, which is subject to competitive market conditions. In the first half of fiscal 2012, we experienced produce price deflation, which contributed to higher gross margins in our business during that period and the full fiscal year.

Food inflation and deflation is affected by a variety of factors and our determination of whether to pass on the effects of inflation or deflation to our customers is made in conjunction with our overall pricing and marketing strategies. Although we may experience periodic effects on sales, gross profit and gross margins as a result of changing prices, we do not expect the effect of inflation or deflation to have a material impact on our ability to execute our long-term business strategy.

Seasonality

Our business is subject to modest seasonality. Our average weekly sales fluctuate throughout the year and are typically highest in the first half of the fiscal year. Produce, which contributes approximately 25% of our net sales, is generally more available in the first six months of our fiscal year due to the timing of peak growing seasons.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, cash flow and related disclosure of contingent assets and liabilities. Our estimates include, but are not limited to, those related to inventory, valuations, lease assumptions, sublease assumptions for closed stores, goodwill and intangible assets, impairment of long-lived assets, fair values of equity-based awards and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that of our significant accounting policies, which are described in Note 3 to the audited consolidated audited consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Equity-Based Compensation

Following the Henry’s Transaction, we adopted the 2011 Option Plan in May 2011. Grants of options to purchase our shares under this plan have been for equity instruments exchanged for employee services. We account for equity-based compensation in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation (referred to as “ASC 718”). Compensation expense associated with equity incentive grants requires management judgment to calculate the estimated fair value of awards which typically vest over multi-year periods and for which the ultimate amount of compensation is not known on the date of grant. Time vested options generally vest ratably over a period of 12 quarters (three years) and performance-based options vest over a period of three years based on financial performance targets for each year. In the event of a change in control as defined in the 2011 Option Plan, all options become immediately vested and exercisable.

Under the provisions of ASC 718, equity-based compensation expense is measured at the grant date, based on the fair value of the award. As required under this guidance, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of our equity-based compensation expense.

At March 31, 2013, options to acquire 11,584,452 shares were outstanding, and a total of 11,375,287 options were vested or expected to vest. Equity-based compensation expense totaled $3.8 million, $4.7 million and $1.0 million in fiscal 2011, fiscal 2012 and the thirteen weeks ended March 31, 2013, respectively. The weighted average fair value of options granted to purchase shares was $1.12, $1.99 and $2.74 in fiscal 2011, 2012 and the thirteen weeks ended March 31, 2013, respectively. Unrecognized compensation cost relating to outstanding awards was $6.9 million at December 30, 2012, with a weighted average remaining vesting period of 1.8 years.

Valuation.    We have used the Black-Scholes option pricing model to calculate the fair value of our equity-based compensation awards at grant date. For accounting purposes, the fair value of each grant during fiscal 2011 and fiscal 2012 and the thirteen weeks ended March 31, 2013 was estimated using the following assumptions:

	Fiscal 2011	Fiscal 2012	Thirteen weeks ended March 31, 2013
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	38.58% to 41.18%	32.36% to 38.59%	31.53% to 37.38%
Risk-free interest rate	0.57% to 1.88%	0.40% to 0.77%	0.59% to 0.93%
Expected life (in years)	3.63 to 4.83	3.75 to 5.00	4.00 to 5.00

The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of equity-based compensation awards, including the option’s expected term and the price volatility of the underlying stock. Refer to Note 24 to our consolidated financial statements included in this prospectus for further discussion of these inputs.

In addition to assumptions used in the Black-Scholes option pricing model, we must also estimate a forfeiture rate to calculate the equity-based compensation cost for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the beginning of the 2011 Option Plan. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

We will continue to use judgment in evaluating the assumptions related to our equity-based compensation on a prospective basis. If any of the assumptions used in the Black-Scholes model change significantly or estimated forfeiture rates change, equity-based compensation for future awards may differ materially compared with the awards granted previously.

We are also required to estimate the fair value of the common stock underlying our equity-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. Due to the absence of a market for our common stock, the fair values were determined by our board of directors, with input from management. Additionally, a majority of awards granted were issued in proximity to transactions with third parties in which we issued equity at arm’s-length negotiated values.

We granted equity awards between May 2011 and March 2013, as follows:

Grant Date	Number of Options Granted	Fair Value of Equity Per Share/Exercise Price	Option Fair Value	Aggregate Fair Value
May 2, 2011	9,368,040	$3.33	$1.07 to $1.19	$10,557,850
September 25, 2011	772,200	$3.33	$1.03 to $1.15	$849,303
July-August 2012	2,141,700	$6.01	$1.68 to $2.00	$4,032,117
October 31, 2012	209,000	$6.01	$1.66 to $1.88	$391,243
December 21, 2012	258,500	$9.15	$2.40 to $3.09	$727,423
January-March 2013	66,000	$9.15	$2.36 to $3.10	$180,812

The following factors were considered in our determination of the fair value of the common shares underlying our equity awards at each grant date:

May 2, 2011:     We issued options to employees on May 2, 2011 and based the equity value on the equity value determined by an arm’s-length third-party negotiation in the Henry’s Transaction, which closed April 18, 2011. This valuation reflects the proximity of the grant date to the Henry’s Transaction and lack of synergies achieved to date resulting from the combination or other significant changes in our business that would cause an increase in the fair value of our equity.

September 25, 2011:    We determined there was no change in the fair value of our equity from April 17, 2011 using the same factors described above for the May 2, 2011 grant.

July-August 2012:    This valuation of the equity underlying these awards reflects the synergies achieved following the combination of Henry’s and Sprouts Arizona and our growth. Additionally, this valuation also is consistent with the equity value reached in an arm’s length third-party negotiation in the Sunflower Transaction, which closed May 29, 2012.

October 31, 2012:    We based the value of our equity underlying these awards using the same factors described above for the July-August 2012 grants.

December 21, 2012:    We granted 23,500 options to employees on December 21, 2012. Significant factors in determining the fair value of our common equity underlying these awards were the following:

•	Successful re-branding and integration of Henry’s, Sprouts Arizona and Sunflower operations achieved by the end of fiscal 2012;

•	Our operating and financial performance and forecasts as a combined company;

•	New store openings and planned openings;

•	Market valuations of comparable publicly traded grocers;

•	The applicability of a discount to reflect a lack of marketability for our equity;

•	General capital market conditions in the U.S.; and

•	Our view that an initial public offering was feasible by the end of fiscal 2013.

As a result of these factors, we determined an increase in the valuation of our common equity was justified. In order to estimate the fair value of our common equity underlying the December 21, 2012 option grants prior to this initial public offering, we estimated the business enterprise value (referred to as “BEV”) using the market approach, which we believe is most reflective of our BEV after taking into account our successful integrations of Henry’s, Sprouts Arizona and Sunflower.

Under the market approach, we estimated our BEV by deriving multiples of equity or invested capital to EBITDA for selected publicly traded comparable companies. We also estimated our BEV using the income approach as a benchmark to assess the BEV derived under the market approach and determined the two methods yielded similar BEV conclusions.

When selecting comparable companies, consideration was given to industry similarities, product offerings and market positioning, financial data availability and capital structure. In applying the market approach, we also estimated a discount for lack of marketability, primarily by reference to the discounts applied to equity values in the Transactions.

January-March 2013:    We based the value of our equity underlying these awards using the same factors described above for the December 21, 2012 grants.

There are significant estimates and judgments inherent in the determination of these valuations. These judgments and estimates include assumptions about our future performance, including the growth in the number of our stores, as well as the determination of the appropriate valuation methods at each valuation date. If we had made different assumptions, our equity-based compensation expense could have been different. The foregoing valuation methods will not be used subsequent to an initial public offering, when we will base our equity valuations on the trading price of our common stock.

Inventories

Inventories consist of merchandise purchased for resale, which are stated at the lower of cost or market. The cost method is used for warehouse perishable and store perishable department inventories by assigning costs to each of these items based on a first-in, first-out (referred to as “FIFO”) basis (net of vendor discounts).

Effective January 3, 2011, we changed our accounting policy for non-perishable inventories from the lower of cost or market using the retail inventory method (referred to as “RIM”) to the lower of cost or market using weighted average costs. Our valuation of our non-perishable inventory using weighted average costs includes statistical and other estimation methods which we believe provide a reasonable basis to estimate our inventory values at the end of the respective periods.

Physical inventory counts are performed in our stores during each fiscal quarter end by a third- party inventory counting service. As inventory is adjusted at each period end for the physical inventory results, we believe that all inventories are saleable and no allowances or reserves for shrinkage or obsolescence were recorded as of January 1, 2012, December 30, 2012 and March 31, 2013.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of assets and liabilities acquired. Our indefinite-lived intangible assets consist of trade names related to “Sprouts Farmers Market” and liquor licenses. We also hold intangible assets with finite useful lives, consisting of favorable and unfavorable leasehold interests and the “Sunflower Farmers Market” trade name.

Goodwill and indefinite-lived intangible assets are evaluated for impairment on an annual basis for impairment during the fourth fiscal quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Our impairment evaluation of goodwill consists of a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If this qualitative assessment indicates it is more likely than not the estimated fair value of a reporting unit exceeds its carrying value, no further analysis is required and goodwill is not impaired. Otherwise, we follow a two-step quantitative goodwill impairment test to determine if goodwill is impaired. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value no further analysis or impairment of goodwill is required. If the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit would be allocated to the reporting unit’s assets and liabilities based on the relative fair value, with goodwill written down to its implied fair value, if necessary.

Our impairment evaluation for our indefinite-lived intangible assets consists of a qualitative assessment similar to that for goodwill. If our qualitative assessment indicates it is more likely than not that the estimated fair value of an indefinite-lived intangible asset exceeds its carrying value, no further analysis is required and the asset is not impaired. Otherwise, we compare the estimated fair value of the asset to its carrying amount with an impairment loss recognized for the amount, if any, by which carrying value exceeds estimated fair value.

We can elect to bypass the qualitative assessments for goodwill and indefinite-lived intangible assets and proceed directly to the quantitative assessments for goodwill or any indefinite-lived intangible assets in any period. We can resume the qualitative assessment approach in future periods.

We have determined we consist of a single reporting unit. We determine the fair value of the reporting unit and indefinite-lived intangible assets using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. Significant estimates and assumptions are made in connection with the estimated reporting unit fair value, including projected cash flows, the timing of projected cash flows and applicable discount rates. These estimates and assumptions are generally Level 3 inputs because they are not observable. In the event actual results vary from our estimates and assumptions, or if we change our estimates and assumptions, we may be required to record a goodwill impairment charge.

No impairment of goodwill or indefinite-lived intangible assets was recorded during fiscal 2010, 2011, 2012 or the thirteen weeks ended March 31, 2013.

Impairment of Long-Lived Assets

We assess our long-lived assets, including property and finite-lived equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which independent identifiable cash flows are available. Factors for impairment include a significant underperformance relative to expected historical or projected future operating results or a significant negative industry or economic trend. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on discounted future cash flows or comparable market values, if available.

When assessing the recoverability of our long-lived assets, we make assumptions regarding estimated future cash flows from the use and eventual disposition of the asset groups. We base our estimates on historical experience and projections, and consider recent economic and competitive trends. In the event that our estimates or assumptions change in the future, we may be required to record a long-lived asset impairment charge. We did not record any impairment loss during fiscal 2010, 2011, 2012 or the thirteen weeks ended March 31, 2013.

Income Taxes

Until the closing date of the Henry’s Transaction, Henry’s was not a separate tax-paying entity. Henry’s was included in its parent’s consolidated federal and certain state income tax groups for income tax reporting purposes. For the period through such closing date, the consolidated financial statements have been prepared on the basis as if Henry’s prepared its tax returns and accounted for income taxes on a separate-company basis. As a result of the Henry’s Transaction, for tax purposes, Henry’s was acquired in a taxable asset acquisition. The purchase price was allocated to Henry’s identifiable assets and liabilities with the residual assigned to tax deductible goodwill. The resulting basis differences between the new tax values and historical book amounts resulted in a deferred tax asset of $47.6 million being recorded through stockholders’ equity.

In May 2012, we completed the acquisition of a 100% ownership interest in Sunflower. The acquisition was structured to be a tax-free reorganization. The tax basis of the property acquired in reorganization is equal to the basis in the property recorded by Sunflower just prior to the acquisition. The resulting basis difference between the historical tax amounts and the values resulted in net deferred tax assets of $1.9 million being recorded through goodwill.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits as part of income tax expense.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. Under applicable accounting guidance, we are required to evaluate the realizability of our deferred tax assets. The realization of our deferred tax assets is dependent on future earnings. Applicable accounting guidance requires that a valuation allowance be recognized when, based on available evidence, it is more likely than not that all or a portion of deferred tax assets will not be realized due to the inability to generate sufficient taxable income in future periods. In circumstances where there is significant negative evidence, establishment of a valuation allowance must be considered. A pattern of sustained profitability is considered significant positive evidence when evaluating a decision to reverse a valuation allowance. Further, in those cases where a pattern of sustained profitability exists, projected future taxable income may also represent positive evidence, to the extent that such projections are determined to be reliable given the current economic environment. Accordingly, our assessment of our valuation allowances requires considerable judgment and could have a significant negative or positive impact on our current and future earnings.

Self-Insurance Reserves

We use a combination of insurance and self-insurance programs to provide reserves for potential liabilities associated with general liability, workers’ compensation and employee health benefits. Liabilities for self-insurance reserves are estimated through consideration of various factors, which include historical claims experience, demographic factors, security factors and other actuarial assumptions. We believe our assumptions are reasonable, but the estimated reserves for these liabilities could be affected materially by future events or claims experiences that differ from historical trends and assumptions.

Closed Store Reserve

We recognize a reserve for future operating lease payments associated with facilities that are no longer being utilized in our current operations. The reserve is recorded based on the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the lease payments, no accrual is recorded. Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases. Our assumptions about subtenant income are based on our experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in actual or estimated subtenant income and changes in actual lease payments from original estimates. Adjustments are made for changes in estimate in the period in which the change becomes known, considering timing of new information regarding, market, subleases or other lease updates. Adjustments in the closed store reserves are recorded in store closure and exit costs in the consolidated statements of operations.

Recently Issued Accounting Pronouncements

See Note 3 to our accompanying audited consolidated financial statements contained elsewhere in this prospectus.

We have determined that all other recently issued accounting standards will not have a material impact on our financial statements, or do not apply to our operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

As described above under “—Liquidity and Capital Resources—Long-term Debt and Former Credit Facilities,” we have a Former Term Loan that bears interest at a rate based in part on LIBOR, the Federal Funds Rate, the Eurodollar Rate or the prime rate, depending on our consolidated leverage ratio. Accordingly, we are exposed to fluctuations in interest rates. Based on the $403.1 million principal outstanding under our Former Term Loan as of March 31, 2013, each hundred basis point change in LIBOR, once LIBOR exceeds the LIBOR floor under our loan of 1.25%, would result in a change in interest expense by $4.0 million annually.

Subsequent to the completion of the April 2013 Refinancing, we had $700.0 million outstanding principal amount of floating-rate debt. Each hundred basis point change in the applicable interest rate would result in a change in interest expense of $7.0 million. This sensitivity analysis assumes our mix of financial instruments and all other variables will remain constant in future periods. These assumptions are made in order to facilitate the analysis and are not necessarily indicative of our future intentions.

BUSINESS

Who We Are

Sprouts Farmers Market is a high-growth, differentiated, specialty retailer of natural and organic food focusing on health and wellness at great value. We offer a complete shopping experience that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. Since our founding in 2002, we have grown rapidly, significantly increasing our sales, store count and profitability. With pro forma fiscal 2012 net sales of $2.0 billion and 163 stores in eight states as of July 19, 2013, we are one of the largest specialty retailers of natural and organic food in the United States. According to research conducted for us by Buxton Company, a customer analytics research firm, we have significant growth opportunities in existing and new markets across the United States with the potential for approximately 1,200 locations operating under our current format.

The cornerstones of our business are fresh, natural and organic products at compelling prices, an attractive and differentiated shopping experience, and knowledgeable team members who we believe provide best-in-class customer service and product education. These attributes have positioned us to deliver strong financial results, as evidenced by the following:

•	Stores under our management have achieved positive comparable store sales growth for 25 consecutive quarters, including throughout the recent economic downturn;

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Pro forma comparable store sales growth of 9.7% in fiscal 2012 and 5.1% in fiscal 2011, or 14.8% on a two-year stacked basis through fiscal 2012, and pro forma comparable store sales growth of 8.0% for the thirteen weeks ended March 31, 2013 and 10.1% for the thirteen weeks ended April 1, 2012, or 18.1% on a two-year stacked basis for the thirteen weeks ended March 31, 2013;

•	Pro forma net sales of $2.0 billion in fiscal 2012, representing an increase of 16% from pro forma net sales of $1.7 billion in fiscal 2011;

•	Pro forma adjusted EBITDA of $147.3 million in fiscal 2012; and

•	Net income of $19.5 million in fiscal 2012, an increase from a loss of $27.4 million in fiscal 2011, and pro forma adjusted net income of $46.1 million in fiscal 2012.

Healthy Living For Less.    The foundation of our value proposition is fresh, high-quality produce which we offer at prices we believe are significantly below those of conventional food retailers and even further below high-end natural and organic food retailers. We believe that by combining our scale in and self-distribution of produce, we ensure that our produce meets our high quality standards and can be delivered to customers at market leading prices. In addition, our scale, operating structure and deep industry relationships position us to consistently deliver “Healthy Living for Less.” Based on our experience, we believe we attract a broad customer base, including conventional supermarket customers, and appeal to a much wider demographic than other specialty retailers of natural and organic food. Trial visits to our stores allow us to engage with customers while showcasing our complete grocery offering and differentiated retail format. We believe that over time, our compelling prices and product offering convert many “trial” customers into loyal “lifestyle” customers who shop Sprouts with greater frequency and across an increasing number of departments.

Attractive, Differentiated Shopping Experience.    In a convenient, small-box format (average store size of 27,500 sq. ft.), our stores have a farmers market feel, with easy-to-shop floor plans, a bright open-air atmosphere and low profile displays allowing customers to view the entire store upon entry. We design our stores to create a comfortable and engaging shopping experience supported by our well-trained and knowledgeable team members. We strive to be our customers’ everyday market. We dedicate significant floor space in the center of our stores to our produce and bulk food departments which we merchandise in bountifully stacked crates and rows of self-service bins creating a farmers market environment. Produce and bulk foods at the center of the store are surrounded by a complete grocery offering, including vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, beer and wine, body care and natural household items. Consistent with our natural and organic offering, we choose not to carry most of the traditional, national branded consumer packaged goods generally found at conventional grocery retailers (e.g., Doritos, Tide and Lucky Charms). Instead, we offer high-quality alternatives that emphasize our focus on fresh, natural and organic products at great values.

Customer Service & Education.    We are dedicated to our mission of “Healthy Living for Less,” and we attract team members who share our passion for educating and serving our customers with the goal of making healthy eating easier and more accessible. Our passionate and well-trained team members engage customers throughout the entire store and provide them with product and nutritional education. As a result, we believe our customers increasingly understand that they can purchase a wide selection of high-quality, healthy, and great tasting food for themselves and their families at attractive prices by shopping at Sprouts. Over time, we believe our customers become passionate about both Sprouts and eating healthy, and we experience growing sales as they shop Sprouts for a greater percentage of their grocery needs.

Our Industry

We operate within the grocery store industry which encompasses store formats ranging from small grocery and convenience stores to large independent and chain supermarkets. According to the Progressive Grocer, U.S. supermarket sales totaled over $600 billion in 2012. We believe Sprouts is capturing significant market share from conventional supermarkets and other specialty concepts in this supermarket segment.

The supermarket segment is comprised of various formats, including conventional, supercenter, natural / gourmet, limited assortment and warehouse. While the natural and organic food segment is one of the fastest growing segments in the industry, conventional supermarkets have experienced overall share decline from approximately 73% in 2005 to 67% in 2012, according to the Progressive Grocer, as customers have migrated to other grocery retail formats. Conventional supermarket customers are attracted to competitors’ unique product offerings, formats and differentiated shopping experiences.

Sprouts is a high-growth, natural and organic food retailer offering a complete grocery shopping experience, catering to consumers’ growing interest in living and eating healthier while offering consumers a compelling value relative to conventional supermarkets and mass retailers. We believe Sprouts will continue to benefit from the following industry and consumer trends:

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Increasing consumer focus on health and wellness.    We believe, based on our industry experience, that consumers are increasingly focused on health and wellness and are actively seeking healthy foods in order to improve eating habits. According to the Nutrition Business Journal, sales of natural and organic food have grown at a CAGR of 12% from 1997 to 2011, reaching a total market size of $43 billion in the United States and are expected to continue to grow at a CAGR of 10% from 2011 to 2020. In addition, according to the Nutrition Business Journal, vitamin and supplement sales grew at a CAGR of 6% from 1997 to 2011, reaching a total market size of $30 billion in the United States. The Nutrition Business Journal forecasts this market will accelerate growth to a CAGR of 7% from 2011 to 2020.

This overall demand for healthy products is driven by many factors, including increased awareness about the benefits of eating healthy, a greater focus on preventative health measures, and the rising costs of health care. We believe customers are attracted to retailers with comprehensive health and wellness product offerings. As a result, food retailers are offering an increased assortment of fresh, natural and organic foods as well as vitamins and supplements to meet this demand.

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Emphasis on the customer shopping experience.    Consumers are increasingly focused on their shopping experience. According to the 2011 Food Marketing Institute study, The Food Retailing Industry Speaks, 60% of shoppers do not shop at the store most convenient to their home. These consumers choose their shopping location based on variety, price and higher-quality produce and meat. Shoppers are also loyal to their primary store, with 69% of their total grocery budget spent at their primary store according to a survey in the Food Marketing Institute’s U.S. Grocery Shopper Trends 2012. Grocers are therefore focused on providing a broad selection of products along with exceptional customer service.

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Consumer desire for value.    Customers across formats seek quality products at compelling value. Stores under our management experienced positive quarterly pro forma comparable store sales growth throughout the recent economic downturn from 2008 to 2010, while certain traditional, natural and organic retailers faced pressure on sales as customers shifted to lower-priced items or eliminated certain discretionary purchases. We believe consumers will continue to seek high-quality, value-priced offerings in their purchases over the long-term, regardless of macroeconomic conditions.

What Makes Us Different

We believe the following competitive strengths position Sprouts to capitalize on two powerful, long-term consumer trends—a growing interest in health and wellness and a focus on value:

Comprehensive natural and organic product offering at great value.    To capitalize on the growing interest in health and wellness and the resulting consumer demand for healthy products, we feature an expansive offering of high-quality natural and organic products. On average, our stores carry approximately 16,500 SKUs across produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, beer and wine, body care and natural household departments. We believe, based on our industry experience, that our prices provide consumers a compelling relative value and appeal to a broader demographic than other natural and organic food retailers. In particular, we position Sprouts to be a value leader in fresh produce in order to drive trial visits to our stores by new customers. We believe our produce allows us to engage more consumers and successfully convert many of these trial customers into loyal, lifestyle customers shopping with greater frequency and in more departments across the store. We believe this approach and our full product offering enables us to grow our share of customers’ “food retail wallet” as they increasingly shop our stores for a significant portion of their everyday grocery, vitamin and supplement and body care purchases.

Resilient business model with strong financial performance.    We achieved positive, pro forma comparable store sales growth of 9.0%, 2.6%, 2.3%, 5.1%, 9.7% and 8.0% in fiscal 2008, 2009, 2010, 2011, 2012 and the thirteen weeks ended March 31, 2013, respectively. We believe the consistency of our performance over time, even through the recent economic downturn from 2008 to 2010, and across geographies and vintages is the result of a number of factors, including our distinctive value positioning, innovative products and merchandising strategies, and a well-trained staff focused on customer education and service. In addition, we believe our high volume and low-cost store model enhance our ability to consistently offer competitive prices on high-quality natural and organic products while maintaining our operating margins and strong cash flow generation.

Proven and replicable economic store model.    We believe our store model, combined with our rigorous store selection process and a growing interest in health and wellness, contribute to our consistent and attractive new store returns on investment. Smaller than conventional supermarkets, we target store sizes of approximately 25,000 to 28,000 gross square feet, which allows for greater flexibility in identifying and securing new locations, often in second generation store sites. Our typical store requires an average new store cash investment of approximately $2.8 million, including store buildout (net of contributions from landlords), inventory (net of payables) and cash pre-opening expenses. On average, our stores reach a mature sales growth rate within three or four years after opening, with net sales increasing 20-30% during this time period. Based on our historical performance, we target pre-tax cash-on-cash returns of 35-40% within three to four years after opening. We believe the consistent performance of our store portfolio across geographies and vintages supports the portability of the Sprouts brand and store model into a wide range of markets.

Significant new store growth opportunity supported by broad demographic appeal.    We believe, based on our experience, that our broad product offering and value proposition appeals to a wider demographic than other leading competitors, including higher-priced health food and gourmet food retailers. Sprouts has been successful across a variety of geographies, from California to Oklahoma, underscoring the heightened interest in eating healthy across markets. Based on research conducted for us, we believe that the U.S. market can support approximately 1,200 Sprouts Farmers Market stores operating under our current format, including 300 in states in which we currently operate. We intend to achieve 12% or more annual new store growth over at least the next five years, balanced among existing, adjacent and new markets.

Passionate and experienced management team with proven track record.    Since inception, we have been dedicated to delivering “Healthy Living for Less.” Our passion and commitment is shared by team members throughout the entire organization, from our stores to our corporate office. Our executive management team has extensive experience in the grocery and food retail industry, and deep roots in organic, natural and specialty food retail. Our President and Chief Executive Officer, Doug Sanders, began with our company in 2002 with the first Sprouts store and has over 27 years of experience in the grocery industry. Our Chief Operating Officer, Jim Nielsen, has over 24 years of experience in the grocery industry, including most recently as the President of Henry’s Farmers Market. Our Chief Financial Officer, Amin Maredia, has over 17 years of accounting and financial experience, including six years of senior level experience at Burger King Holdings, one of the world’s largest food retailers. In addition, our executive management is supported by a deep team comprised of industry veterans across all key functional areas. With recent investments in people, systems and other infrastructure, we believe we are well-positioned to achieve our future growth plans.

Growing Our Business

We believe we have significant opportunities to continue to grow our store base, drive comparable store sales growth, enhance our operating margins and grow brand awareness. We are pursuing a number of strategies designed to continue our growth and strong financial performance, including:

Expand our store base.    We intend to continue expanding our store base by pursuing new store openings in existing markets, expanding into adjacent markets, and penetrating new markets. In 2013, we have entered into leases for additional stores in several new markets, including the Houston and Kansas City metropolitan areas, as well as in many of our existing markets. We believe we are a desirable tenant for developers and landlords based on our historical and projected growth, the high customer traffic generated by our stores, and our lifestyle positioning. These attributes along with our rigorous real estate selection process help us to efficiently source new, high-quality store locations. From our founding in 2002 through July 19, 2013, we opened 87 new stores while successfully rebranding 43 Henry’s and 39 Sunflower stores to the Sprouts banner. On a combined basis, Sprouts, Henry’s and Sunflower opened an average of 16 stores per year from fiscal 2008 through fiscal 2012. We expect to continue to expand our store base with 19 openings planned for fiscal 2013, and approximately 20 store openings planned for fiscal 2014, and we intend to achieve 12% or more annual new store growth over at least the next five years.

The below diagram shows our current store footprint, by state, as of July 19, 2013.

Increase comparable store sales.    For 25 consecutive quarters, including throughout the recent economic downturn from 2008 to 2010, stores under our management have achieved positive comparable store sales growth. As the natural and organic food sector continues to grow and take market share from conventional supermarkets and other specialty concepts, we believe we can continue to grow comparable store sales by increasing the number of customer transactions and our average ticket at our existing stores. We believe we can grow the number of customer transactions at our stores by continuing to focus on our core value proposition and distinctive customer-oriented shopping experience as well as by further enhancing and expanding our marketing efforts. We aim to grow our average ticket by continuing to expand and refine our fresh, natural and organic product offering, our targeted and personalized marketing efforts and our in-store education designed to make customers more aware of our full product offering. We believe these factors, combined with the continued strong growth in natural and organic food consumption, will allow Sprouts to gain new customers, increase customer loyalty and, over time, convert single-department trial customers into core, lifestyle customers who shop Sprouts with greater frequency and across an increasing number of departments.

Continue to enhance our operating margins.    We believe we can continue to enhance our operating margins though efficiencies of scale, improved systems, continued cost discipline and enhancements to our merchandise offerings. We have made significant investments in management, information technology systems, training, marketing, compliance and other infrastructure to enable us to pursue our growth plans, which we believe will also enhance our margins over time. Furthermore, as we open new stores, we expect to achieve economies of scale in sourcing and distribution and we intend to maintain appropriate store labor levels and effectively manage product selection and pricing to achieve additional margin expansion.

Grow the Sprouts Farmers Market brand.    We plan to continue to increase awareness of Sprouts as the value-oriented neighborhood grocery store destination for high-quality, natural and organic products in each community in which we operate. We are committed to supporting our stores, product offerings and brand through a variety of marketing programs, private label offerings, corporate partnerships and community outreach and charity programs. These efforts and activities include company-wide initiatives and other specific store events to more broadly connect with our communities with the aim of promoting our brand and educating consumers on healthy choices. We will also continue to expand our innovative marketing and promotional strategy through print, digital and social media platforms, all of which promote our mission of “Healthy Living for Less.”

Our Heritage

We were founded by members of a family with a long history of selling fresh and natural foods to a broad demographic of customers. In 1969, Stan Boney and his brothers opened Boney’s Marketplace in Southern California, which would later become Henry’s Farmers Market, a farmers market style natural and organic specialty retailer. After selling Henry’s Farmers Market in 1999, Stan and his son, Shon, and two family friends began plans for what would become Sprouts Farmers Market with the goal of making affordable healthy foods, vitamins and other products available to everyone.

In 2002, we opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2010, we had 54 stores and reached over $620 million in net sales and approximately 3,700 team members. In April 2011, we partnered with the Apollo Funds, and added 43 stores by combining with Henry’s and its Sun Harvest-brand stores. The Henry’s Transaction brought us to 103 total stores located in Arizona, California, Colorado and Texas as of the end of 2011. In May 2012, we added another 37 stores through our acquisition of Sunflower and extended our footprint into New Mexico, Nevada, Oklahoma and Utah. These three businesses all trace their lineage back to Henry’s Farmers Market and were built with similar store formats and operations including a strong emphasis on value, produce and service in smaller, convenient locations. The consistency of these formats and operations was an important factor that allowed us to rapidly and successfully rebrand and integrate each of these businesses under the Sprouts banner and on a common platform.

During 2011, 2012 and the first seven months of 2013, we continued to open new stores and as of July 19, 2013 had 163 stores in eight states. We are one of the largest specialty retailers of natural and organic food in the United States.

Our Stores and Operations

We believe our stores represent a blend of conventional supermarkets, farmers markets, natural foods stores, and smaller specialty markets, differentiating us from other food retailers, while also providing a complete offering for our customers.

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Store Design.    Our stores are organized in a “flipped” conventional food retail store model, positioning our produce at the center of the store surrounded by a complete grocery offering. We typically dedicate approximately 15% of a store’s selling square footage to produce, which we believe is significantly higher than many of our peers. The stores are designed with open floor plans and low displays (typically set to a height of about six feet), intended to provide an easy-to-shop environment that allows our customers to view the entire store. The design of our stores is a farmers market style, with wooden crates stacked with fresh produce and self-service bulk food barrels and bins in a bright and open atmosphere. We believe our stores provide customers with a differentiated shopping experience and promote greater interaction with our well-trained and enthusiastic team members, resulting in what we believe is an enhanced level of customer service.

The below diagram shows a sample layout of our stores:

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Culture of Service.    We are committed to providing and believe we have best-in-class customer service, which builds trust with our customers and differentiates the Sprouts shopping experience from that of many of our competitors. We design our stores to maximize customers’ interactions with our team members. For example, in addition to an open floor plan and low displays, we do not have aisle numbers or self-service checkout lines in our stores, which promotes interaction between customers and team members. We believe this interaction provides an opportunity to educate customers and provides a valued, differentiated customer service model, which enhances customer loyalty and increases visits and purchases over time.

Customer service is critical to our culture and we place great importance on training our team members on customer service and product knowledge to ensure there is friendly, knowledgeable staff in every department. Our team members are trained and empowered to proactively engage with customers throughout the entire store. This includes investing time with them on the benefits of different vitamins, sharing ways to prepare a meal or cutting a piece of produce or opening a package to offer customers product tastings throughout the store. We consider customer education and service to be particularly important as many conventional supermarket customers that have not shopped our stores believe that eating healthy is expensive and difficult. At Sprouts, we believe in our motto of “Healthy Living for Less” and strive to provide more consumers with the opportunity to offer their families great tasting, healthy, natural and organic products for less.

Our stores are typically staffed with 70 to 80 full and part-time team members including a store manager, an assistant store manager, eight department managers, five assistant department managers, store office staff and other team members.

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Recruiting, Training, Development and Promotion.    We strive to create a strong and unified company culture and develop team members throughout the entire organization. We have regional department level merchandisers and trainers who are focused on training team members within departments and also assist with store and local merchandising strategies and execution. For new stores, we typically have team members on site approximately three to four weeks before opening to optimize initial and long-term store performance and customer service. We also have approximately 70 people in the field as regional support teams in human resources, operations and compliance. These teams focus on hiring, retention, training, food safety, security, financial management and other operational best practices. We regularly perform audits of our stores to assess customer service, inventory quality and control, merchandising and other factors. We believe our team members contribute to our consistently high service standards and that this helps us successfully open new stores.

We believe Sprouts is an attractive place to work with significant growth opportunities for our team members. We offer competitive wages and benefits as we believe active, educated and passionate team members contribute to consumer satisfaction. In 2012, we promoted approximately 2,300 team members. We also host quarterly Team Member Appreciation Days at each store, hold town hall meetings between team members and company management and provide our team members with discounts on purchases in the store.

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Store Size.    Our stores are generally between 25,000 and 28,000 square feet, which we believe is smaller than many of our peers’ average stores. Our stores are located in a variety of mid-sized and larger shopping centers, lifestyle centers and in certain cases, independent single-unit, stand-alone developments. The size of our stores and our real estate strategy provide us flexibility in site selection, including entering into new developments or existing sites formerly operated by other retailers, including other grocery banners, office supply stores, electronics retailers and other second generation space. Further, we believe our value positioning allows us to serve a diverse customer base and provides us significant flexibility to enter new markets across a variety of socio-economic areas, including markets with varying levels of natural and organic grocer penetration.

The portability of our store design enabled us to open 11 stores in 2012 and 15 year-to-date through July 19, 2013. We plan on opening a total of 19 new stores in 2013 and approximately 20 new stores in 2014.

Our Product Offering

We are a complete food retailer. We focus and tailor our assortment to fresh, natural and organic foods and healthier options throughout all of our departments. When possible, we also offer local products which we believe our customers value and trust, adding to our authenticity as a natural and organic farmers market.

Fresh, Natural and Organic Foods

Our product offerings focus on fresh, natural and organic foods. Natural foods can be broadly defined as foods that are minimally processed and are free of synthetic preservatives, artificial sweeteners, colors, flavors and other additives, growth hormones, antibiotics, hydrogenated oils, stabilizers and emulsifiers. Essentially, natural foods are largely or completely free of non-naturally occurring chemicals and are as near to their whole, natural state as possible.

Organic foods refer to the food itself as well as the method by which it is produced. In general, organic operations must demonstrate that they are protecting natural resources, conserving biodiversity, and using only approved substances and must be certified by a USDA-accredited certifying agency. These organic standards include:

•	Crop production must not use irradiation, sewage sludge, synthetic fertilizers, prohibited pesticides, and genetically modified organisms.

•	Livestock producers must meet animal health and welfare standards, not use antibiotics or growth hormones, use 100% organic feed, and provide animals with access to the outdoors.

•	Multi-ingredient organic food must be compromised of 95% or more certified organic content.

Further, retailers that handle, store or sell organic products must implement measures to protect their organic character.

Products

We categorize the over 7,000 varieties of products we sell as perishable and non-perishable. Perishable product categories include produce, meat, seafood, deli and bakery. Non-perishable product categories include grocery, vitamins and supplements, bulk items, dairy and dairy alternatives, frozen foods, beer and wine, and natural health and body care. The following is a breakdown of our perishable and non-perishable sales mix:

	2010	2011	2012
Perishables	47.5%	49.2%	49.1%
Non-Perishables	52.5%	50.8%	50.9%

Departments

Our stores include the following departments:

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Produce.    Placed at the center of our stores, our high-quality, value-oriented offering begins with our produce department. We offer our customers a farmers market open-feel environment consisting of an abundant and affordable offering of fresh fruits, vegetables and herbs, focused on appearance, flavor and value. Our extensive produce selection includes seasonal, specialty and organic items, often from local or regional farms, at prices targeted to be significantly lower than our competitors.

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Bulk Items.    Our stores include a uniquely crafted selection of more than 450 varieties of scoopable nuts, fruits, trail mixes, grains, beans, cereals, coffee, tea, spices, candy and snacks featured in the center of the store. We believe this high-quality, value-oriented department provides a feeling of an ‘old-time grocery store’ as customers are able to select and scoop as much of these items as they wish, enabling them to buy just enough for a particular recipe, sample a new item, or buy in abundance for home storage.

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Vitamins and Supplements.    Our stores feature more than 4,200 vitamins, supplements, natural remedies, functional food, lifestyle support, and herbal supplements. This department includes an extensive private label offering. We believe there is an education component to shopping in our vitamins and supplements department and that our customers value friendly, knowledgeable and dedicated team members to introduce products and to guide them through their purchases. We employ a full-time nutritionist to assist and train team members and we frequently host in-store, product-specific training sessions. Each store typically holds four to five training sessions per month (including both internal and vendor-led). These training sessions prepare our vitamin and supplement team members to better educate and serve our customers through personalized service and more than 300 annual in-store and online seminars.

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Grocery.    Our grocery offering focuses on healthy options. We carry approximately 4,200 natural and organic products in our grocery aisles, including meal components, natural sodas and other beverages, snacks and bars, baking goods, baby, pet and household items such as detergent and paper towels, and earth-friendly mercantile items. Our product offering includes more than 2,000 gluten-free items, and our own Sprouts private label brand products. We also offer distinctive locally-produced products in each of our market areas, such as preserves, honey, BBQ sauces, hot salsas and chips.

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Meat.    Our Olde Tyme Butcher Shops combine high-quality sourcing through our trusted supplier network, product variety and old-fashioned customer service. Sprouts’ skilled butchers hand cut meat fresh daily in store with real customer service available to “cut it any way you like it.” We feature “choice natural” beef, pasture raised pork, grass fed organic beef, organic chicken and Grade A all-natural poultry raised cage-free from trusted partner ranches and farms. We consider our approach to be old-fashioned as we cut and grind meat fresh, as needed for our customers, and unlike much of the industry today, we have no offsite facility delivering products processed days in advance. We also offer up to 20 varieties of sausages made fresh daily in-store as well as an abundant selection of entrees, including gourmet burgers, pinwheels, stuffed chicken breasts, pork chops and roasts. Our customers value the freshness, quality and service level of our meat department and this generates repeat traffic and purchases.

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Seafood.    We offer a wide variety of seafood favorites delivered up to six days a week. We carry multiple options for baking, sautéing, or grilling and round out our assortment with wild fresh species while in season.

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Deli.    We feature a broad array of fresh deli specialties, including high-quality sliced deli meat, salads, dips, entrees, side dishes, fresh made to order sandwiches at value prices and an abundant selection of over 200 varieties of cheeses from around the world.

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Bakery.    Our focus on fresh, high-quality and unique “signature” products is evident in our bakery department, which is located at the entrance to each store. Sprouts’ bakery offering includes artisan bread alongside a wide assortment of sandwich breads, rolls, tortillas, pitas, muffins, cookies and pies as well as sugar free, gluten free and low carbohydrate products. We bake a large selection of products fresh in-store every day to enhance the overall customer experience.

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Dairy and Dairy Alternatives.    Our dairy department features a wide selection of organic, natural and regionally sourced milk, yogurt (including Greek, Australian, organic, and soy-based), butter and eggs, as well as a full selection of vegan and vegetarian alternative dairy products.

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Frozen Foods.    Our freezer cases feature traditional and ethnic natural and organic entrees and side dishes, along with frozen vegetables, desserts and specialty items, such as gluten-free breads and non-dairy ice creams.

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Beer and Wine.    We offer a carefully selected assortment of craft beers, microbrews and premium beers from around the world and an expansive variety of domestic and international wines, many of which we price at $10 or less. We also stock Kosher, organic, sustainable and biodynamic, local, exclusive-to-Sprouts and even non-alcoholic wines.

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Natural Health and Body Care.    Sprouts offers approximately 2,400 natural, cruelty-free health and beauty products, old-fashioned remedies and modern body care innovations, including facial care products and make up, skin, hair, dental, baby care and grooming products, all at value-oriented prices.

Private Label

We have been expanding the breadth of our Sprouts branded products over the last several years and have a dedicated product development team focused on continuing this growth. These products uphold our quality standards, and include no artificial flavors, colors or preservatives. We believe our private label brand features competitively priced specialty and innovative products, at quality levels that equal or exceed national brands. We have increased our portfolio of private label items from approximately 800 items at the end of 2011 to approximately 1,200 as of June 1, 2013. We believe our private label products build and enhance the Sprouts brand and allow us to distinguish ourselves from our competitors, promoting customer loyalty. Our private label brands generally provide us with increased margins and our customers with lower prices compared to branded products.

Sourcing and Distribution

We manage the buying of, and set the standards for, the products we sell, and we source our products from over 900 vendors and suppliers, both domestically and internationally.

We believe, based on our industry experience, that our strong relationships in the produce business provide us a competitive advantage and enable us to offer high-quality produce at prices we believe are significantly below those of conventional food retailers and even further below high-end natural and organic food retailers. Given the importance of produce to our stores, we source, warehouse and distribute all produce in-house. This ensures our produce meets our high quality standards. We are supported by dedicated regional procurement teams that provide us flexibility to procure produce on local, regional and national levels.

We have department and product specifications that ensure a consistently high level of quality across product ingredients, production standards and other key measures of freshness, natural and organic standards. These specifications are measured at both entry and exit points to our facilities. We distribute all produce to our stores from two leased distribution facilities and one third party operated distribution facility, and we manage every aspect of quality control in this department. We believe we have sufficient capacity at these facilities to support our near-term growth plans.

We believe our scale, together with this decentralized purchasing structure and flexibility generates cost savings, which we then pass on to our customers. Distributors and farmers recognize the volume of goods we sell through our stores and our flexible purchasing and distribution model allows us to opportunistically acquire produce at great value which we will also pass along to our customers.

For all non-produce products, we use third-party distributors and vendors to distribute products directly to our stores following standards, specifications and quality control standards that are set by us.

Nature’s Best, Inc. is our primary supplier of dry grocery and frozen food products, accounting for approximately 17% and 23% of our total purchases in fiscal 2012 and the thirteen weeks ended March 31, 2013, respectively. See “Risk Factors—Disruption of significant supplier relationships could negatively affect our business.”

Our Customers

Our target customer seeks a wide assortment of high-quality fresh and nutritious food as well as vitamins and supplements at competitive prices. We believe our value proposition and complete grocery offering engages both conventional and health-focused shoppers.

We believe the majority of our customers are initially attracted to our stores by our fresh produce, which we offer at prices we believe are significantly below those of conventional food retailers and even further below high-end natural and organic food retailers. We drive customer traffic by aggressively promoting produce and other items through weekly advertisements designed primarily to reach the everyday supermarket shopper. These customers are typically “trial” customers that limit their shopping to specific products or departments, such as produce. Through department-specific promotions, in-store signage, and customer education, these trial customers become “transition” customers that shop new departments and try new products. Over time, through customer service and engagement, targeted marketing, and increased knowledge of our product offering, we believe that transition customers become “lifestyle” customers that shop with greater frequency throughout the entire store. The table below provides an overview of our trial, transition and lifestyle customer maturation cycle.

Category	Description
Trial	Trial customers are new to our stores and typically limit their shopping to a specific product or visit a single department (e.g. produce).
Transition	Former trial customers that have become familiar with our stores through promotions, in-store signage and customer education, and are shopping an increasing number of departments.
Lifestyle	Lifestyle customers are frequent customers that make Sprouts their primary grocery shopping destination. They are very familiar with our stores and shop for products throughout the entire store.

Our Pricing, Marketing and Advertising

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Pricing.    We are committed to a pricing strategy consistent with our motto of “Healthy Living for Less.” As a farmers market style store, we emphasize low prices throughout the entire store, as we are able to pass along the benefits of our scale and purchasing power to our customers. We position our prices with everyday value for our customers with regular promotions on selected products that drive traffic and trial. We typically have about 25% of our approximately 16,500 products on sale at any given time.

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Marketing and Advertising.    We supplement and support our everyday competitive pricing strategy through weekly advertised specials, a weekly e-circular, online coupons and special promotions. We send over 10 million weekly advertisement circulars to encourage customers to shop at our stores. These circulars focus on product education and offerings and aim to engage the customer. We use sales flyers distributed through direct delivery or inserted into local newspapers as our primary medium for advertising. These sales flyers include representative products from our key departments. In addition, we have a customer database of over 550,000 customers, many of whom receive electronic versions of our weekly circulars or monthly newsletters.

We tailor our advertisements to specific markets, which provides us with greater flexibility to offer different promotions and respond to local competitive activity. In addition, we advertise our sales promotions and support our brand image through the use of local radio and television, as well as targeted direct mail in specific markets. We also maintain our website, www.sprouts.com, on which we display our weekly sales flyers and offer special deals and coupons and continue to expand our social media platform. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on or accessible through our website into this prospectus. As of June 1, 2013, we had approximately 240,000 Facebook fans, up from approximately 18,000 at the end of 2010. In 2012, we also began launching Facebook pages for each new store opening, which we believe helps build awareness and excitement around our new stores.

We believe our lead time for weekly print advertising is significantly shorter than many of our peers, thereby providing a significant competitive advantage for Sprouts. This shorter period affords us flexibility in our promotional offerings which can result in our ability to purchase perishable inventory at greater volumes with better pricing from our sourcing partners and thus deliver exceptional value to our customers.

In addition to the weekly circulars, the table below describes a few of the numerous other saving opportunities for our customers, all of which are meant to reinforce our value offering and are designed to appeal to specific target customers. In 2013, we plan on having over 25 department-wide promotions at each store throughout the year.

Promotional Activity	Description

Double-Ad Wednesday	As weekly ads run from Wednesday to Wednesday, on each Wednesday there are twice as many items on sale

Vitamin Extravaganza	Every vitamin, supplement and body care product is 25% off

Frozen Frenzy	20% off any frozen item a customer can fit into a Sprouts grocery bag. These products include natural and organic entrees, side dishes, and frozen vegetables and desserts

Gluten-Free Jubilee	25% off thousands of gluten-free products in all departments

72-Hour Sale	On select Fridays, Saturdays and Sundays, stores run special ad prices on popular meat, vitamins, bulk items and everyday groceries

Incredible Bulk Sale	25% off all bulk bin items, bulk spices, and bulk coffees

Our Communities

We are actively involved in the communities in which we operate, and support many local non-profit and educational institutions that share our goal of improved health, nutrition and fitness. Stores are also encouraged to support charities important to their local communities. This involvement takes many forms, including:

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Alignment with Certain Causes.    Sprouts has undertaken a number of innovative corporate fundraising initiatives, including a multi-faceted program with Autism Speaks and the Southwest Autism Research and Resource Center. Since 2010, we have raised more than $2.5 million through the donations of our customers (who made donations at the cash register) and business partners. We have also adopted the Grab & Give campaign pioneered by Henry’s, which encourages customers to buy bags of groceries at a discount and then allow us to donate them to food banks in the markets in which we operate.

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Donations.    Our donation goal is to contribute to the health of families and children and to healthy environments through in-kind support. Many donations are made at store level, in the form of food donations or gift cards, to qualifying organizations that are aligned with our goals. Examples include bananas or water for fundraising road races, reusable bags for health fairs and green festivals and gift cards to be used as raffle items or to provide catering for a fundraising event.

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Volunteerism.    Our team members are encouraged to help people and organizations in need. We have provided major volunteer support to events like the Arizona Walk Now for Autism Speaks, the Phoenix Rescue Mission, and various food banks. With an engaged base of approximately 13,200 team members, we have the ability to use our leverage to support causes.

Store Selection and Economics

We have an extensive and selective process for new store site selection, which includes in-depth analysis of area demographics, competition, growth potential, traffic patterns, grocery spend and other key criteria. We have a dedicated real estate team as well as a real estate committee comprised of our Senior Vice President—Business Development and other members of senior management, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Multiple members of our committee will also conduct an on-site inspection prior to approving any new location.

Our typical store requires an average new store cash investment of approximately $2.8 million, consisting of store buildout (net of contributions from landlords) of approximately $2.4 million, and inventory (net of payables) and cash pre-opening expenses of approximately $400,000. On average, our stores reach a mature sales growth rate in three or four years after opening, with net sales increasing 20-30% during this time period. Based on our historical performance, we target net sales of $10-$12 million during the first year after opening and pre-tax cash-on-cash returns of 35-40% within three to four years after opening. We believe the consistent performance of our store portfolio across geographies and vintages supports the portability of the Sprouts brand and store model into a wide range of markets.

Based upon research conducted for us by Buxton Company, we believe that the U.S. market can support approximately 1,200 Sprouts Farmers Market stores operating under our current format. We believe we have significant growth opportunity in existing markets, as approximately 300 of these 1,200 potential stores are located in our current markets (eight states). We intend to achieve 12% or more annual new store growth over at least the next five years, with a balanced focus on existing, adjacent and new market growth.

Properties

As of July 19, 2013, we had 163 stores located in eight states, as shown in the chart below:

State	Number of Stores	State	Number of Stores
Arizona	24	New Mexico	6
California	73	Oklahoma	4
Colorado	24	Texas	27
Nevada	2	Utah	3

In fiscal 2012, on a combined company basis, we opened 11 new stores, and we have opened 15 new stores in 2013 as of July 19, 2013 and currently plan to open an additional four new stores in the remaining five months of fiscal 2013. As of July 19, 2013, we have signed leases for all of the new stores expected to open in fiscal 2013 and have 12 additional leases signed for stores expected to open in fiscal 2014 and beyond. In fiscal 2014, we expect to open approximately 20 new locations.

We lease all of our stores from unaffiliated third parties. A typical store lease is for an initial 10 to 20 year term with four renewal options of five years each. We expect that we will be able to renegotiate these leases or relocate these stores as necessary. In addition to new store openings, we remodel or relocate stores periodically in order to improve performance. For fiscal 2013, we plan to remodel 10 to 12 stores.

As of July 19, 2013, we leased our two distribution warehouses, as well as our corporate office in Phoenix, Arizona, from unaffiliated third parties. Information about such facilities is set forth in the table below:

Facility	State	Square Footage*	Owned/Leased
Corporate Office	Arizona	43,000	Leased
Distribution Warehouse	Arizona	106,000	Leased
Distribution Warehouse	Texas	45,000	Leased

*	Rounded to the nearest 1,000 square feet

We believe our portfolio of long-term leases is a valuable asset supporting our retail operations, but we do not believe that any individual store property is material to our financial condition or results of operations.

Competition

The $600 billion U.S. supermarket industry is large, intensely competitive and highly fragmented. We compete for customers with a wide array of food retailers, including natural and organic, speciality, conventional, mass and discount and other food retail formats. Our competitors include conventional supermarkets such as Kroger and Safeway, as well as other food retailers such as Whole Foods, Natural Grocers by Vitamin Cottage and Trader Joe’s.

Insurance and Risk Management

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, general liability, product liability, director and officers’ liability, team member healthcare benefits, and other casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Seasonality

Our business is subject to modest seasonality. Our average weekly sales fluctuate throughout the year and are typically highest in the first half of the fiscal year. Produce, which contributes approximately 25% of our net sales, is generally more available in the first six months of our fiscal year due to the timing of peak growing seasons.

Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed to the success of our business. In particular, our trademarks, including our registered SPROUTS FARMERS MARKET®, SPROUTS® and HEALTHY LIVING FOR LESS!® trademarks, are valuable assets that we believe reinforce our customers’ favorable perception of our stores. In addition to our trademarks, we believe that our trade dress, which includes the human-scale design, arrangement, color scheme and other physical characteristics of our stores and product displays, is a large part of the farmers market atmosphere we create in our stores and enables customers to distinguish our stores and products from those of our competitors.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

Information Technology Systems

We have made significant investments in information technology infrastructure, including purchasing, receiving, inventory, point of sale, warehousing, distribution, accounting, reporting and financial systems. We also maintain modern supply chain systems allowing for operating efficiencies and scalability to support our continued growth. All of our stores, including those acquired in the Transactions, operate under one integrated information technology platform. We believe our current information technology infrastructure will support our growth plans but plan on continuing our history of investment in this area.

Regulatory Compliance

Our stores are subject to various local, state and federal laws, regulations and administrative practices affecting our business. We must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, environmental protection, licensing for the sale of food and, in many stores, licensing for beer and wine or other alcoholic beverages. Our operations, including the manufacturing, processing, formulating, packaging, labeling and advertising of products are subject to regulation by various federal agencies, including the Food and Drug Administration (referred to as the “FDA”), the Federal Trade Commission (referred to as the “FTC”), the U.S. Department of Agriculture (referred to as the “USDA”), the Consumer Product Safety Commission and the Environmental Protection Agency.

Food.    The FDA has comprehensive authority to regulate the safety of food and food ingredients (other than meat and poultry products), as well as dietary supplements. Food additives and food contact substances are subject to pre-market approvals or notification requirements. The FDA’s overall food safety authority was dramatically enhanced in 2011 with the passage of the Food Safety Modernization Act (referred to as “FSMA”). The FSMA requires the FDA to issue regulations mandating that risk-based preventive controls be observed by most food producers. This authority will apply to domestic food facilities and, by way of imported food supplier verification requirements, to foreign facilities that supply food products to the U.S. market. In addition, the FSMA requires the FDA to establish science-based minimum standards for the safe production and harvesting of produce, to identify “high risk” foods and “high risk” facilities and instructs the FDA to set goals for the frequency of FDA inspections of such high risk facilities as well as non-high risk facilities and foreign facilities from which food is imported into the United States. Though most of the regulations and guidance for this program are being developed, the FSMA has an immediate impact.

For example, with respect to foods and dietary supplements the FSMA meaningfully augments the FDA’s ability to access producers’ records and suppliers’ records. The FSMA gives the FDA authority to require food producers, distributors and sellers to recall adulterated or misbranded food if the FDA determines that there is a reasonable probability that the food will cause serious adverse health consequences to persons or animals. Additionally, the FSMA increases the FDA’s authority to institute administrative detentions of adulterated and misbranded foods. The FSMA is also likely to result in enhanced tracking and tracing of food requirements and, as a result, added recordkeeping burdens upon our suppliers and contract manufacturers.

The FDA also exercises broad jurisdiction over the labeling and promotion of food. Labeling is a broad concept that, under certain circumstances, extends even to product-related claims and representations made on a company’s website or similar printed or graphic medium. All foods, including dietary supplements, must bear labeling that provides consumers with essential information with respect to ingredients, product weight, etc. The FDA administers a systematic review and approval program for certain “health claims” (claims describing the relationship between a food substance and a health or disease condition). It has also promulgated regulatory definitions for various “nutrient content claims” (e.g., “high in antioxidants,” “low in fat,” etc.).

FDA and USDA Enforcement.    The FDA has broad authority to enforce the provisions of the Food, Drug and Cosmetic Act (referred to as “FDCA”) applicable to the safety, labeling, manufacturing and promotion of foods and dietary supplements, including powers to issue a public warning letter to a company, publicize information about illegal products, institute an administrative detention of food, request or order a recall of illegal products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the U.S. courts. Pursuant to the FSMA, the FDA also has the power to refuse the import of any food or dietary supplement from a foreign supplier that is not appropriately verified as in compliance with all FDA laws and regulations. Moreover, the FDA has the authority to administratively suspend the registration of any facility producing food, including supplements, deemed to present a reasonable probability of causing serious adverse health consequences.

The USDA’s Food Safety Inspection Service (referred to as “FSIS”) is the public health agency responsible for ensuring that the nation’s commercial supply of meat, poultry, and egg products is safe, wholesome, and correctly labeled and packaged. FSIS inspectors conduct regular, mandatory on-site inspections of processing and manufacturing facilities. When violations occur, the agency has broad discretion to withhold FSIS inspection services, shut down processing facilities, and to take civil or criminal actions against violators of applicable statutes and regulations. Additionally, the USDA’s Agricultural Marketing Service (referred to as “AMS”) oversees the National Organics Program for all foods making such “organic” claims. Under the Program, products labeled “organic” must be certified by an accredited agent as compliant with USDA-established standards. The AMS may levy civil monetary penalties and withdraw “organic” certification for up to five years per incident if violations are discovered.

Dietary Supplements.    The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (referred to as “DSHEA”). DSHEA established a framework governing the composition, safety, labeling, manufacturing and marketing of dietary supplements, defined “dietary supplement” and “new dietary ingredient” and established new statutory criteria for evaluating the safety of substances meeting the respective definitions. In the process, DSHEA removed dietary supplements and new dietary ingredients from pre-market approval requirements that apply to food additives and pharmaceuticals and established a combination of “notification” and “post marketing controls” for regulating product safety, however, non-dietary ingredients in a dietary supplement remain subject to the FDA’s food additive authorities. The FDA does not require notification to market a dietary supplement if it contains only dietary ingredients that were present in the U.S. food supply prior to DSHEA’s enactment on October 15, 1994. However, for a dietary ingredient not present in the food supply prior to this date, the manufacturer must provide the FDA with information supporting the conclusion that the ingredient will reasonably be expected to be safe at least 75 days before introducing a new dietary ingredient into interstate commerce. As required by the FSMA, the FDA issued draft guidance in July 2011, which attempts to clarify when an ingredient will be considered a “new dietary ingredient,” the evidence needed to document the safety of a new dietary ingredient, and appropriate methods for establishing the identity of a new dietary ingredient. In particular, the new guidance may cause dietary supplement products available in the market before DSHEA to now be classified to include a “new dietary ingredient” if the dietary supplement product was produced using manufacturing processes different from those used in 1994.

DSHEA also empowered the FDA to establish binding good manufacturing practice regulations governing key aspects of the production of dietary supplements. DSHEA expressly permits dietary supplements to bear statements describing how a product affects the structure, function and/or general well-being of the body. Although manufacturers must be able to substantiate any such statement, no pre-market approval authorization is required for such statements and manufacturers need only notify FDA that they are employing a given claim. No statement may expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. DSHEA does, however, authorize supplement sellers to provide “third-party literature,” (e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits) in connection with the sale of a dietary supplement to consumers. This authorization is limited and applies only if the publication is printed in its entirety, is not false or misleading, presents a balanced view of the available scientific information and does not “promote” a particular manufacturer or brand of dietary supplement, and is displayed in an area physically separate from the dietary supplements.

Food and Dietary Supplement Advertising.    The FTC exercises jurisdiction over the advertising of foods and dietary supplements. The FTC has the power to institute monetary sanctions and the imposition of “consent decrees” and penalties that can severely limit a company’s business practices. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims.

Compliance.    As is common in our industry, we rely on our suppliers and contract manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek certifications of compliance, representations and warranties, indemnification and/or insurance from our suppliers and contract manufacturers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in products we sell. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from our stores. In order to comply with applicable statutes and regulations, our suppliers and contract manufacturers have from time to time reformulated, eliminated or relabeled certain of their products and we have revised certain provisions of our sales and marketing program.

Employees

As of June 1, 2013, we had approximately 13,600 team members. None of our team members are subject to collective bargaining agreements. We consider our relations with our team members to be good, and we have never experienced a strike or significant work stoppage.

Legal Proceedings

From time to time we are a party to legal proceedings, including matters involving personnel and employment issues, product liability, personal injury, intellectual property and other proceedings arising in the ordinary course of business, which have not resulted in any material losses to date. Although management does not expect that the outcome in these proceedings will have a material adverse effect on our financial condition or results of operations, litigation is inherently unpredictable. Therefore, we could incur judgments or enter into settlements of claims that could materially impact our results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of July 29, 2013:

Name	Age	Position
Executive Officers
J. Douglas Sanders	44	President and Chief Executive Officer
Amin N. Maredia	41	Chief Financial Officer and Treasurer
James L. Nielsen	42	Chief Operating Officer
Brandon F. Lombardi	35	Chief Legal Officer and Corporate Secretary
Stephen D. Black	54	Chief Marketing and Information Officer
Theodore E. Frumkin	51	Senior Vice President—Business Development
James H. Reynolds	59	Senior Vice President—Human Resources

Board of Directors
Andrew S. Jhawar	42	Chairman of the Board
Shon A. Boney	44	Director
Joseph Fortunato(1)(3)	60	Director
Terri Funk Graham(2)(3)	48	Director
George G. Golleher	65	Director
Lawrence P. Molloy(1)(2)(3)	52	Director
Steven H. Townsend(1)(2)	60	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

J. Douglas Sanders has served as our President and Chief Executive Officer since August 2012. Mr. Sanders joined Sprouts upon its founding in 2002 and served in roles of increasing responsibility before assuming the role of Chief Executive Officer and President, including President from August 2011 to August 2012, President and Chief Operating Officer from 2005 to August 2011, Chief Administrative Officer from 2004 to 2005, and Vice President of Information Technology from June 2002 to 2004. Prior to joining Sprouts, Mr. Sanders held a number of key management and strategic positions in operations and technology within companies in the grocery industry or grocery consulting industry, including TCI Solutions from 2000 to 2002, Associated Wholesale Grocers from 1997 to 2000 and Brookshire Brothers from 1986 to 1997. Mr. Sanders attended the Stephen F. Austin State University.

Amin N. Maredia has served as our Chief Financial Officer since August 2011. Prior to joining Sprouts, Mr. Maredia served in key strategic and finance roles for Burger King Corporation, one of the world’s largest fast food retailers, including Vice President—North America and Latin America Finance from 2009 to 2010, Vice President—Strategic Planning & Treasurer from 2006 to 2009, and Assistant Controller from July 2005 to 2006. Prior to that, Mr. Maredia served as Assistant Treasurer and Assistant Controller for Dynegy, Inc. (NYSE: DYN), an energy producer and wholesaler, from 2002 to July 2005. Mr. Maredia began his career at PricewaterhouseCoopers in 1994, is a graduate of the Harvard Business School General Management Program and holds an undergraduate degree in accounting from the University of Houston.

James L. Nielsen has served as our Chief Operating Officer since April 2011. Prior to joining our company, Mr. Nielsen served as President of Henry’s Farmers Markets from 2007 through April 2011, and Vice President and General Manager of Henry’s Farmers Markets from 2006 to 2007. Prior to that, Mr. Nielsen served in various roles of increasing responsibility for Wild Oats Marketplace, including Director of Operations from December 2004 to February 2007, Director of Non-Perishables from February 2004 to December 2004, and Director of Merchandising from 2002 to February 2004. Mr. Nielsen began his career at Smith’s Food and Drug in 1986 and held positions such as Store Director and Senior Merchandising Manager before leaving in 2002. Mr. Nielsen holds a B.S. in Business Administration from Weber State University.

Brandon F. Lombardi has served as our Chief Legal Officer and Corporate Secretary since January 2012. Prior to joining Sprouts, Mr. Lombardi was a corporate and securities attorney at the international law firm of Greenberg Traurig, LLP from 2002 to January 2012, having worked in the firm’s Los Angeles and Phoenix offices. While in private practice, Mr. Lombardi served as outside general counsel and corporate secretary to public and private companies in a wide range of industries, including food retail, specializing in corporate governance, securities and corporate law, and mergers and acquisitions. While acting as our outside counsel, Mr. Lombardi led our merger with Henry’s in April 2011. Mr. Lombardi holds a Juris Doctor from the Sandra Day O’Connor College of Law at Arizona State University and a B.S. in Global Business from Arizona State University.

Stephen D. Black has served as our Chief Marketing and Information Officer since June 2012. Prior to joining our company, Mr. Black served in various roles at Sunflower Farmers Markets, including Vice President of Operations from August 2011 to June 2012, Vice President of Marketing and Information Technology from October 2010 to August 2011, and Senior Director of Information Technology from November 2009 to October 2010. Prior to joining Sunflower, Mr. Black served as Director of Strategy for Hac, Inc., operator of Homeland grocery stores, from May 2009 to October 2009, Senior Vice President of Non-perishables for Bruno’s Supermarkets from March 2008 to May 2009, shortly after Bruno’s Supermarkets filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, and Director of Center Store Purchasing, Marketing, and Information Technology for Buy For Less from August 2004 to January 2008. Mr. Black spent the bulk of his career at United Supermarkets of Oklahoma from 1977 to 2004, where he held roles including Systems & Information Director, Director of Store Purchasing and Pricing, and Store Manager.

Theodore E. Frumkin has served as our Senior Vice President—Business Development since December 2012. Prior to joining our company, Mr. Frumkin served as Vice President of Real Estate for Staples, Inc. (NASDAQGS: SPLS), from August 2005 to December 2012 and Director of Real Estate from April 2001 to August 2005. Before that, he was Vice President of Real Estate and Construction for Rubio’s Restaurants, Inc., a fast food retailer, from May 1999 to April 2001, and Director of Real Estate from May 1996 to May 1999; Director of Real Estate for Office Depot, Inc. (NYSE: ODP), a leading global provider of office supplies and services, from December 1994 to May 1996; Real Estate Manager for Wal-Mart Stores, Inc. (NYSE: WMT), from 1992 to December 1994, and Real Estate Manager for Taco Bell, a fast food retailer, from 1986 to June 1991. Mr. Frumkin holds an M.B.A. in Finance from Florida International University, and a B.F.A. from Texas Christian University.

James H. Reynolds has served as our Senior Vice President—Human Resources since July 2012. Before joining our company, Mr. Reynolds was Senior Human Resources Executive for National Beverage Corp. (NASDAQGS: FIZZ), a beverage distribution company, from July 2008 through November 2011. Prior to that he was Senior Vice President—Human Resources for Brightstar Corporation, a telecommunications distribution and supply chain company, from November 2006 to July 2008. Prior to that he was Vice President—Human Resources of The Geo Group (NYSE: GEO), a correctional construction and management company, from 2002 to 2006; Vice President—Human Resources for TraveLeaders Group, a travel services distribution company, from 1999—2001; and

held various roles of increasing responsibility in human resources for multiple companies in the medical field since 1975. Mr. Reynolds holds a B.S. from the College of Charleston.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board of Directors

Andrew S. Jhawar has served as our Chairman of the Board since March 2013, and as a member of our board of directors since April 2011. Mr. Jhawar is a Senior Partner of Apollo Management, L.P., having joined in February 2000, where he oversees Apollo’s efforts in the Grocery, Specialty Retail, Food & Beverage and Consumer Products sectors. Prior to joining Apollo, Mr. Jhawar was an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation and, prior to that, Jefferies & Company, where he focused primarily on the structuring, execution and negotiation of high yield debt and equity financing transactions. Mr. Jhawar graduated with an M.B.A. from Harvard Business School and with a B.S. in Economics from the Wharton School of the University of Pennsylvania. In addition, Mr. Jhawar currently sits on and has previously sat on a number of private and public company boards including Hostess Brands, LLC, Smart & Final, Inc., General Nutrition Centers, Inc. and Rent-A-Center, Inc. (NASDAQGS: RCII). Mr. Jhawar’s extensive knowledge and understanding of the retail industry and our company, which allows him to provide invaluable insight and advice concerning our business and financial strategies, and his exceptional background in developing and implementing strategic growth models that will enhance the development of our growth and expansion strategies led to the conclusion that he should serve on our board.

Shon A. Boney has served as a member of our board of directors since 2002, including as Chairman from August 2012 until March 2013. Mr. Boney co-founded our company in 2002 and served as our Vice President and Chief Financial Officer from 2002 to 2005 and as Chief Executive Officer from 2005 to August 2012. Prior to founding our company, Mr. Boney served in various positions with Henry’s Farmers Market ranging from store management to buyer to Director of Information Technology from 1986 to 2001. Mr. Boney’s over 25 years of experience in the grocery industry, combined with his intimate knowledge of all aspects of our business and operations, and unique perspective on discussions about our future activities and our place in the current competitive landscape led to the conclusion that he should serve on our board.

Joseph Fortunato has served as a member of our board of directors since May 2013. Mr. Fortunato currently serves as Chairman of the Board, Chief Executive Officer and President of GNC Holdings, Inc. (NYSE: GNC), a global specialty retailer of health and wellness products, since November 2005. Prior to that, Mr. Fortunato served as Senior Executive Vice President and Chief Operating Officer of GNC Holdings, Inc. from June 2005 until November 2005. From 1990 to June 2005, Mr. Fortunato served in various executive roles with General Nutrition Companies, Inc., including Executive Vice President and Chief Operating Officer, Executive Vice President of Retail Operations and Store Development, Senior Vice President of Financial Operations, and Director of Financial Operations. Mr. Fortunato currently serves on the board of directors of KUE Management Inc., a provider of education programs and services, and on the board of directors of Mattress Firm Holding Corp. (NASDAQGS: MFRM), a retailer of mattresses and bedding-related products. Mr. Fortunato earned his undergraduate degree in Finance at Duquesne University in 1975. Mr. Fortunato’s record as an executive of a successful retail company, years of financial and operational experience, and experience on the boards of directors of public companies led to the conclusion that he should serve on our board.

Terri Funk Graham has served as a member of our board of directors since May 2013. Ms. Graham currently operates a marketing and consulting firm and serves on the board of directors of

Hot Topic, Inc. (NASDAQGS: HOTT), a publicly traded mall and web-based specialty retailer operating the Hot Topic and Torrid concepts. From September 2007 to December 2012, Ms. Graham served as Senior Vice President and Chief Marketing Officer at Jack in the Box Inc. (NASDAQGS: JACK), a publicly traded restaurant company that operates and franchises Jack in the Box and Qdoba Mexican Grill restaurants. Ms. Graham, who joined Jack in the Box Inc. in 1990, previously served as Vice President and Chief Marketing Officer from December 2004 to September 2007, Vice President of Marketing from May 2003 to December 2004, and Vice President of Brand Communications and Regional Marketing from July 2002 to May 2003. Ms. Graham’s over 22 years of experience in the marketing and restaurant industries and experience on the board of directors of a public company led to the conclusion that she should serve on our board.

George G. Golleher has served as a member of our board of directors since April 2011. Mr. Golleher currently serves as a director of Claire’s Stores, Inc., a retail clothing company, and CKE Restaurants, Inc., an owner and franchisor of restaurants. Mr. Golleher was Executive Chairman of Smart & Final Inc., an operator of warehouse grocery stores, from January 2012 to November 2012 and was also its Chief Executive Officer from May 2007 to December 2011. Mr. Golleher was a director of Simon Worldwide, Inc. (OTC Bulletin Board: SWWI), a promotional marketing company, from September 1999 to April 2006, and was also its Chief Executive Officer from March 2003 to April 2006. From March 1998 to May 1999, Mr. Golleher served as President, Chief Operating Officer and director of Fred Meyer, Inc., a food and drug retailer. Prior to joining Fred Meyer, Inc., Mr. Golleher served for 15 years with Ralphs Grocery Company until March 1998, ultimately as the Chief Executive Officer and Vice Chairman of the Board. From 2002 until April 2009, Mr. Golleher served as a director of Rite Aid Corporation (NYSE: RAD), one of the largest retail drugstore chains in the United States. Mr. Golleher has also been a business consultant and private equity investor since June 1999. Mr. Golleher’s deep retail industry experience, specifically his experience managing food and grocery businesses, led to the conclusion that he should serve on our board.

Lawrence P. Molloy has served as a member of our board of directors since January 2013. Mr. Molloy currently serves as Executive Vice President and Chief Financial Officer of PetSmart, Inc. (NASDAQGS: PETM), where he has been since September 2007. Prior to joining PetSmart, Mr. Molloy was employed by Circuit City Stores, Inc., a national consumer electronics retailer, from 2003 to 2007, where he served as the Director of Financial Planning and Analysis from 2003 to 2004, Vice President, Financial Planning and Analysis from 2004 to 2006 and Chief Financial Officer of Retail from 2006 to 2007. Prior to Circuit City, he served in various leadership, planning and strategy roles for Capital One Financial Corporation (NYSE: COF); AGL Capital Investments, LLC; Deloitte & Touche Consulting Group; and the U.S. Navy. He served ten years in the Navy as a fighter pilot, later retiring from the Navy Reserve with a rank of Commander. Mr. Molloy’s perspective as a senior financial executive well versed in financial and accounting matters as well as operational matters in the retail industry led to the conclusion that he should serve on our board. Mr. Molloy has been designated an audit committee financial expert as defined in applicable SEC rules.

Steven H. Townsend has served as a member of our board of directors since May 2013. Mr. Townsend served as Consultant of United Natural Foods Inc. (NASDAQGS: UNFI) from December 2005 until December 2006. He served as Chairman of United Natural Foods Inc. from December 3, 2003 to December 8, 2005 and as its Chief Executive Officer from January 1, 2003 to October 21, 2005 and its President from April 2001 to October 21, 2005. He previously served in other roles at United Natural Foods Inc., including as Chief Financial Officer and as Chief Operating Officer since joining in 1981 as Controller. He previously held management positions at Harris Corporation (NYSE: HRS) and Tupperware Corporation (NYSE: TUP). He has been a Director of Vault USA, LLC since September 2008. He previously served as Director of SI Bancorp MHC., SI Financial Group Inc. (NASDAQGM: SIFI), Savings Institute Bank & Trust Company, Global Energy Holdings Group Inc. and SunOpta Inc. (NASDAQGS: STKL). Mr. Townsend holds an M.B.A. in Management and Information

Systems and a B.S. in Accounting, Summa Cum Laude from Bryant College. Mr. Townsend’s more than 30 years of senior management, financial, operational, information systems and human resources experience led to the conclusion that he should serve on our board.

Board Composition

Our business and affairs are managed by our board of directors, which consists of seven members. Our certificate of incorporation and bylaws provide for a classified board of directors with staggered three-year terms, consisting of three classes as follows:

•	the Class I directors are Terri Funk Graham, George G. Golleher and Steven H. Townsend, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors are Joseph Fortunato and Lawrence P. Molloy, and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors are Shon A. Boney and Andrew S. Jhawar, and their terms will expire at the annual meeting of stockholders to be held in 2016.

Our board of directors has determined that Mr. Fortunato, Ms. Graham, Mr. Molloy and Mr. Townsend each qualify as an “independent director,” as defined in the corporate governance rules of the NASDAQ Stock Market.

Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Board Leadership Structure and Risk Oversight

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the Board. It is the board’s view that rather than having a rigid policy, the board, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether to institute a formal policy. Currently, our leadership structure separates these roles, with Mr. Jhawar serving as our Chairman of the Board and Mr. Sanders serving as our President and Chief Executive Officer. Our board believes that separating these roles provides the appropriate balance between strategy development, flow of information between management and the board of directors, and oversight of management. By segregating the roles of the Chairman and the Chief Executive Officer, we reduce any duplication of effort between the Chief Executive Officer and the Chairman. We believe this provides guidance for our board of directors, while also positioning our Chief Executive Officer as the leader of the company in the eyes of our customers, team members, and other stakeholders. As Chairman, Mr. Jhawar will, among other responsibilities, preside over regularly scheduled meetings of the board, serve as a liaison between the directors, and perform such additional duties as our board of directors may otherwise determine and delegate. By having another director serve as Chairman of the Board, Mr. Sanders is better able to focus his attention on running our company.

Our board of directors is primarily responsible for overseeing our risk management processes. Our board, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face, and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board administers this risk management oversight function, our audit committee, compensation committee, and nominating and corporate governance committee support our board in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors.

Audit Committee

Our audit committee consists of Lawrence P. Molloy, Chairperson, Joseph Fortunato and Steven H. Townsend, each of whom satisfies the independence requirements of the SEC and the NASDAQ Stock Market, and each of whom our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience in financial roles and the nature of their employment.

The audit committee has the following responsibilities, among others things, as set forth in the audit committee charter:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	considering and approving or disapproving of all related party transactions;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding financial controls, accounting, or auditing matters.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Steven H. Townsend, Chairperson, Terri Funk Graham and Lawrence P. Molloy. Our board of directors has determined that each such individual is independent under NASDAQ Stock Market listing standards, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The compensation committee has the following responsibilities, among other things, as set forth in the compensation committee’s charter:

•	reviewing, modifying, and approving (or if it deems appropriate, recommending to the full board of directors regarding) our overall compensation strategy and policies;

•

reviewing (or if it deems appropriate, recommending to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•

evaluating, adopting, and administering (or if it deems appropriate, making recommendations to the full board of directors regarding) the 2013 Incentive Plan, compensation plans, and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Terri Funk Graham, Chairperson, Joseph Fortunato and Lawrence P. Molloy. Our board of directors has determined that each such individual is independent under NASDAQ listing standards.

The nominating and corporate governance committee has the following responsibilities, among other things, as set forth in the nominating and corporate governance committee’s charter:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	establishing criteria and qualifications for membership on the board of directors and its committees;

•	interviewing, evaluating, nominating, and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics that applies to all of our team members, including those officers responsible for financial reporting. The code of conduct and ethics is available on our website at www.sprouts.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by applicable SEC or NASDAQ rules. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on or accessible through our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

Only directors that are considered “independent” under applicable SEC and NASDAQ rules receive consideration for service on our board of directors. Our independent directors receive the following cash compensation: an annual cash retainer of $40,000, payable quarterly; $1,500 in cash for each board and committee meeting attended in person and $500 in cash for each board and committee meeting attended by telephone; and reimbursement of expenses relating to attendance at board and board committee meetings. In addition, the chairperson of each of our board committees receives an annual cash retainer of $15,000, payable quarterly.

In addition to the cash compensation discussed above, upon initial election, each independent director will receive an option to purchase shares of our common stock having a market value of $50,000, based upon the average closing price of our common stock over the 10-day period preceding the grant date, and an exercise price equal to the closing price of our common stock on the grant date. Grants made to independent directors who joined our board prior to or in connection with our initial public offering were or will be based upon, and have a per share exercise price equal to, the initial public offering price of our common stock. Initial election option grants will vest 100% upon the first anniversary of the grant date.

Further, after the consummation of this offering, each year at about the time of our annual meeting of stockholders, each independent director will receive an additional equity grant of an option to purchase shares of our common stock having a market value of $50,000, based upon the average closing price of our common stock over the 10-day period preceding the grant date, and an exercise price equal to the closing price of our common stock on the grant date. We have not made any determinations with respect to the vesting terms of such awards as of the date of this prospectus.

Our board of directors recognizes that stock ownership by directors may strengthen their commitment to the long-term future of our company and further align their interests with those of our stockholders. Accordingly, we expect that over time our independent directors will be encouraged to own shares of our common stock (including shares owned outright, unvested shares, and stock options or other equity grants) having a value of at least three times their annual cash retainer until he/she leaves the board.

In connection with Mr. Boney’s transition from Chief Executive Officer to Director, we entered into an arrangement pursuant to which Mr. Boney receives $150,000 annually for his service as a director. Mr. Boney’s compensation for 2012 is described below under “Executive Compensation—Compensation Discussion and Analysis.”

Except for Mr. Boney, none of the current members of our board of directors received any compensation for board service in 2012. Two former members of our board of directors, Stan Boney and Kevin Easler, received compensation for their service on the board during fiscal 2012, as set forth in the table below.

Name	Cash	All Other Compensation(1)	Total
Stan Boney	$53,658	$61	$53,719
Kevin Easler	$203,254	$245	$203,499

(1)	All other compensation consists of life insurance premiums paid on behalf of such director during 2012.

There were no option grants made to our directors during fiscal 2012. The following table lists all outstanding equity awards held by our directors as of December 30, 2012, the last day of fiscal 2012:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price	Option Expiration Date
Shon A. Boney	May 2, 2011	2,200,000	$3.33	May 2, 2018
George G. Golleher	May 2, 2011	300,696	$3.33	May 2, 2018
Stan Boney	May 2, 2011	550,000	$3.33	May 2, 2018
Kevin Easler	May 2, 2011	1,100,000	$3.33	May 2, 2018

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of the compensation of each person who served as our principal executive officer or principal financial officer and our three other most highly compensated executive officers, which we collectively refer to as our “named executive officers,” during fiscal 2012. These officers are set forth in the table below:

Name	Title

J. Douglas Sanders	President and Chief Executive Officer

Amin N. Maredia	Chief Financial Officer and Treasurer

James L. Nielsen	Chief Operating Officer

Brandon F. Lombardi	Chief Legal Officer and Corporate Secretary

Stephen D. Black	Chief Marketing and Information Officer

Shon A. Boney	Former Chief Executive Officer(1)

(1)	In August 2012, Mr. Boney resigned as Chief Executive Officer and Mr. Sanders was appointed to the position of President and Chief Executive Officer.

Overview

The objectives of our compensation program for our named executive officers for 2012 seek to promote the creation of long-term stockholder value by:

•

Paying for performance.    Our named executive officers are partially compensated based on company performance, as measured against certain pre-established financial objectives. We offer an opportunity for increased income in the event of successful corporate financial performance, matched with the prospect of less compensation in the absence of successful corporate financial performance.

•

Attracting and retaining valuable team members.    We believe that attracting and retaining proven, talented executives is critical to maximizing our long-term performance. Accordingly, we have established compensation levels that we believe are competitive based on our board’s experience with pay practices and compensation levels of companies similar to us (we did not formally benchmark pay levels against those at peer companies).

•

Aligning interests with stockholders.    We seek to align the interests of our named executive officers with those of our stockholders by granting time- and performance-based equity awards, which tie a significant portion of our named executive officers’ compensation to our equity value.

Role of Our Board of Directors and Compensation Committee

Prior to the consummation of this offering, we were a privately held company. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees. During 2012, our board of directors formed a compensation committee responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. Prior to the formation of our compensation committee, compensation arrangements for our named executive officers were highly individualized and established through negotiations between the named executive officers and our board of directors.

In connection with this offering, we have established a new compensation committee, which replaced our existing compensation committee and is comprised entirely of independent directors. We expect that our new compensation committee will review our existing compensation programs, objectives and philosophy, and engage an outside consulting firm to assist it in developing compensation policies that are appropriate for a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal 2012 may not necessarily be indicative of how we may compensate our named executive officers following this offering. However, we do not anticipate that this shift in our compensation determination processes and procedures will affect our named executive officers’ 2013 compensation.

Specific Components of Our Compensation Program

Our current named executive officer compensation program consists of the following components:

•	base salary;

•	annual cash performance-based bonus;

•	equity awards in the form of options to purchase our shares; and

•	benefits generally available to all salaried team members.

The fixed components (base salary and benefits) of our named executive officer compensation are designed to be competitive in order to induce talented executives to join our company. The variable component (cash performance-based bonus) is tied specifically to the achievement of company-wide objectives and is designed so that above average performance is rewarded with above average rewards. The equity awards, which are also a variable component, are also tied to the achievement of company-wide objectives and are designed so that above average performance is rewarded with above average rewards. Following completion of this offering, the value of such equity awards will increase or decrease as a result of changes in the market price of our common stock, creating opportunities in the event of successful market performance of our shares, aligning the interests of our named executive officers with our stockholders. Our compensation committee believes this mix of compensation components is appropriate for our named executive officers because it appropriately incentivizes them to plan and work toward the achievement of our short- and long-term success and aligns the interests of our named executive officers with the interests of our stockholders, since the amount of compensation will vary depending upon our financial performance. Our compensation committee also believes that this mix is typical of companies in our industry and at our stage of development.

Base Salary

Base salary provides fixed compensation that is designed to be competitive in order to induce talented executives to join our company. To date, base salary amounts for our named executive officers have been the product of negotiations between our board of directors and our named executive officers, based largely on the collective experience and judgment of our board. In establishing base salaries, our board of directors considered a variety of factors, including:

•	the nature and responsibility of each executive’s position;

•	the impact, contribution, expertise and experience of the executive;

•	competitive market information regarding salaries to the extent available and relevant; and

•	the importance of retaining the individual along with the competitiveness of the market for the individual executive’s talent and services.

In the future, we expect that salaries for our named executive officers will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require.

2013 Base Salary

At the end of 2012, our board of directors reviewed and decided to adjust base salaries for both officers and other store-support and store team members at the same time. We believe that this company-wide annual review of base salaries helped promote company cohesion. As a result of this review, and in reflection of improving economic conditions and our outstanding company financial and operational performance in 2012, effective February 2013 the compensation committee authorized increases in the base salaries for our named executive officers, other than Mr. Sanders, who received an increase in connection with his promotion to Chief Executive Officer in August 2012. The compensation committee delegates the authority to set the compensation for certain officers and other team members to our President and Chief Executive Officer.

The following contributions were taken into consideration by the compensation committee in making 2013 base salary decisions.

President and CEO. When increasing Mr. Sanders’ compensation in August 2012, the compensation committee considered Mr. Sanders’ assumption of the role of Chief Executive Officer, his leadership in driving the company’s achievement of all financial and operational goals and deliverables for 2012, the further progress of Sprouts’ growth strategy and the formation of an experienced senior management team that will lead the company in its future growth.

Chief Financial Officer. The compensation committee considered Mr. Maredia’s significant contributions in meeting the company’s financial goals, including enhancing the company’s balance sheet and liquidity, his leadership of our company’s finance function, and his oversight of the financial management and integrity of the internal controls of the company.

Chief Operating Officer. The compensation committee considered Mr. Nielsen’s important efforts that resulted in the successful integration of the Henry’s and Sunflower operations, new merchandising strategies and the company’s consistent sales performance throughout 2012 that exceeded goals established by our board.

Chief Legal Officer and Corporate Secretary. The compensation committee considered Mr. Lombardi’s oversight and contributions as counsel to our company, including leading our successful acquisition of Sunflower and our litigation and corporate transactions, establishing strong corporate governance policies, and executing effective risk management strategies.

Chief Marketing and Information Officer. The compensation committee considered Mr. Black’s performance since becoming an employee in May 2012. When increasing Mr. Black’s compensation for 2013, the compensation committee also considered Mr. Black’s increased responsibilities in connection with his assumption of the role of Chief Marketing Officer in early 2013.

The table below sets forth the annual base salaries for each of our named executive officers for 2012 and 2013:

Name	Base Salary for 2012	Base Salary for 2013
J. Douglas Sanders(1)	$500,000	$500,000
Amin N. Maredia	$350,000	$362,250
James L. Nielsen	$325,000	$336,375
Brandon F. Lombardi	$250,000	$258,750
Stephen D. Black(2)	$200,000	$250,000
Shon A. Boney(3)	$425,000	—

(1)	On August 23, 2012, Mr. Sanders assumed the role of Chief Executive Officer and his base salary increased from $400,000 to $500,000.
(2)	Upon becoming a team member of Sprouts as of the consummation of the Sunflower Transaction, Mr. Black’s base salary was $178,500. His annual base salary was immediately increased to $200,000 for the remainder of 2012.
(3)	In connection with his August 2012 resignation as Chief Executive Officer, our employment agreement with Mr. Boney was terminated, and we entered into an arrangement to pay him $150,000 annually for his service as a director, which arrangement terminated in March 2013.

Performance-based Cash Incentive Compensation

We utilize performance-based cash incentives to motivate executives to attain short-term objectives that align with long-term business goals. Our cash incentive plan is based upon the achievement of two financial performance targets: (1) earnings before interest, taxes, depreciation and amortization and other adjustments primarily related to equity-based compensation expense, store pre-opening costs and non-cash straight-line lease income or expenses (referred to as “Plan EBITDA”), and (2) pro forma comparable store sales growth.

Our board of directors and compensation committee believe that Plan EBITDA is an appropriate and primary indicator to our equityholders of overall business health, and its use achieves our desire to use a measure of profitability that drives equityholder value creating behaviors. The second measure, pro forma comparable store sales growth, focuses executive officers on both strengthening our core business and making our stores more effective.

Each named executive officer’s target bonus amount is expressed as a percentage of base salary, referred to as the “Target Bonus.” The Target Bonus for Messrs. Sanders, Maredia, Nielsen, Lombardi, Black and Boney was 100%, 70%, 60%, 25%, 20% and 100% of his 2012 base salary, respectively, as set forth in each of their employment agreements (except for Mr. Black, who does not have an employment agreement) as described further below. In 2012, the compensation committee set performance targets for Plan EBITDA and pro forma comparable store sales growth to determine what percentage of the Target Bonus should be paid out to each named executive officer. The percentage of the Target Bonus paid to Messrs. Sanders, Maredia, Nielsen and Boney in 2012 ranged from 0% to 150%, based upon corporate performance against Plan EBITDA and pro forma comparable store sales growth targets. For such named executive officers, Plan EBITDA is weighted 75% and pro forma comparable store sales growth is weighted 25%. If Plan EBITDA and pro forma comparable store sales growth are 100% of the established targets, Messrs. Sanders, Maredia, Nielsen and Boney will each receive 100% of his respective Target Bonus. Each of Messrs. Sanders, Maredia, Nielsen and Boney has the opportunity to earn up to 150% of his respective Target Bonus. For every 5.0% above the established Plan EBITDA target, the percentage of the officer’s bonus opportunity for the Plan EBITDA component increases by 7.5%, up to a maximum of 112.5% of the Target Bonus. For every 5.0% above the established pro forma comparable store sales growth target, the percentage of the officer’s bonus opportunity for the pro forma comparable store sales growth component increases by 2.5%, up to a maximum of 37.5% of the Target Bonus. If 125% or more of both the Plan EBITDA and pro forma comparable store sales growth targets are achieved, the officer will receive 150% of his Target Bonus. Additionally, as a threshold matter, no bonuses are paid unless Plan EBITDA is 95% of target. Messrs. Lombardi and Black’s respective bonuses were weighted 30% upon Plan EBITDA, 20% on pro forma comparable store sales growth and 50% on individual performance.

After the end of the fiscal year, our board of directors reviews our company’s actual performance against each of the financial performance objectives and, in determining whether the performance ranges are met, exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

2012 Bonus

For 2012, the target Plan EBITDA goal was $147.6 million and the target pro forma comparable store sales growth goal was 4.5%. For 2012, our Plan EBITDA, for purposes of our bonuses, was $168.8 million, or over 110% of the target goal, resulting in 90% of the Target Bonus being payable as a result of such factor, and our pro forma comparable store sales growth was 9.7%, or 215% of the target goal, which exceeded the maximum benchmark for pro forma comparable store sales growth under the performance targets, resulting in 37.5% of the Target Bonus being payable as a result of such factors. Based upon the combined Target Bonus payable, the compensation committee determined that approximately 127.5% of the Target Bonus for Messrs. Sanders, Maredia and Nielsen and 100% of the Target Bonus for Mr. Boney would be paid out. In addition, the compensation committee determined that 100% of Mr. Lombardi’s Target Bonus would be paid out, along with a special bonus of $25,000 in recognition of his efforts in leading our successful acquisition of Sunflower and the development and leadership of our highly regarded legal department, and that 100% of Mr. Black’s pro-rated Target Bonus would be paid out, along with a special bonus of $25,000 in recognition of his performance.

The following table shows each named executive officer’s maximum potential bonus payment as a percentage of 2012 annual base salary, his actual bonus payment, and his bonus payment as a percentage of 2012 annual base salary and actual (pro-rated) 2012 base salary.

Name	Target Bonus Payment as a % of Annual Base Salary(1)(2)	Maximum Potential Bonus Payment as a % of Annual Base Salary(1)	Actual Target- Based Bonus Payment	Actual Target- Based Bonus Payment as a % of Annual Base Salary(2)	Actual Target- Based Bonus Payment as a % of Total 2012 Base Salary(3)	Discretionary Bonus Awards(4)	Actual Total Bonus Payment
J. Douglas Sanders(5)	100%	150.0%	$637,500	128%	147%	—	$637,500
Amin N. Maredia	70%	105.0%	$312,375	89%	89%	—	$312,375
James L. Nielsen	60%	90.0%	$248,625	77%	77%	—	$248,625
Brandon F. Lombardi	25%	25.0%	$62,500	25%	27%	$65,000	$127,500
Stephen D. Black(6)	20%	20.0%	$23,200	12%	20%	$25,000	$48,200
Shon A. Boney(7)	100%	150.0%	$541,875	128%	182%	—	$541,875

(1)	Amounts in this column represent the percentage of annual base salary payable upon satisfaction of certain targets under the named executive officer’s applicable employment agreement or bonus plan.
(2)	Based upon the applicable named executive officer’s annual base salary as of December 30, 2012. Mr. Boney’s bonus eligibility was determined based upon his salary as Chief Executive Officer through August 2012.
(3)	Based upon the total actual amount of salary compensation paid to the applicable named executive officer for fiscal 2012.

(4)	For Mr. Lombardi, includes a $40,000 signing bonus and a $25,000 special bonus in recognition of his significant contributions to the company in 2012. For Mr. Black, includes a $25,000 special bonus in recognition of his significant contributions to the company in 2012.
(5)	Mr. Sanders’ base salary increased from $400,000 to $500,000, effective as of August 24, 2012.
(6)	The amount reflects pro-ration from Mr. Black’s start date of May 29, 2012.
(7)	Following his resignation as Chief Executive Officer in August, 2012, Mr. Boney remained eligible to receive his full 2012 bonus based on his base salary in effect for 2012 as Chief Executive Officer. Mr. Boney received a base salary of $425,000 for service as Chief Executive Officer and of $150,000 for service as a director.

2013 Bonus

Each named executive officer’s Target Bonus as a percentage of base salary will remain the same for 2013. For 2013, Plan EBITDA and pro forma comparable store sales growth will remain the financial metrics pursuant to which our named executive officers may earn performance incentive compensation, and will have the same relative weighting as for 2012. Plan EBITDA and pro forma comparable store sales growth targets have been determined for 2013. Although Plan EBITDA and pro forma comparable store sales growth were used as financial measures for 2012 and will be used as the financial measures for 2013, the compensation committee may use other objective financial performance indicators in the future, including, without limitation, the price of our common stock, stockholder return, gross margin, net sales or earnings per share. Additionally, the compensation committee may consider adjustments consistent with our overall compensation philosophy such as adjustments made to ensure that compensation is competitive with the market, payouts are properly aligned with our performance and management operates the business to drive long-term sustainable growth.

Equity Incentive Compensation

We granted options to purchase our shares to align the interests of our named executive officers with the interests of our equity holders, to reward our named executive officers for superior corporate performance, and to attract, motivate and retain executive talent. We granted options to Mr. Sanders and Mr. Nielsen in May 2011 following the consummation of the Henry’s Transaction, and to Mr. Maredia in September 2011 and Mr. Lombardi in July 2012 pursuant to the terms agreed upon at the time of their hiring. Additionally, Mr. Sanders received a grant of options in connection with his promotion to Chief Executive Officer in August 2012. We also granted options to Mr. Black in July 2012.

Half of such options are time-vest options that vest quarterly over 12 quarters, and half are performance-vest options that vest one-third each year over a three-year period subject to Plan EBITDA and pro forma comparable store sales growth targets being met. One-sixth of Mr. Lombardi’s time-vest options granted in connection with his joining our company vested on the date of grant. The remainder of his time-vest options shall vest quarterly over the following ten quarters. The options were all granted with an exercise price per share equal to the fair market value of our shares on the grant date, as determined by our board of directors because there has not been a public market for our equity. Our executives will realize value from options only if and to the extent the market price of our equity when the executive exercises the option exceeds the price on the date of grant. The shares underlying the options, the exercise price per share and the number of shares issuable upon exercise of these options have been adjusted in connection with the corporate conversion described in this prospectus. The options generally expire seven years from the grant date, vest upon a change in control of our company, and any unvested portion is forfeited when an officer leaves our company for any reason.

We have adopted the 2013 Incentive Plan described under “—Team Member Benefit and Stock Plans – 2013 Incentive Plan” effective upon the completion of this offering. Our board of directors has approved grants, effective upon the completion of this offering, under the 2013 Incentive Plan to our team members of options to purchase 396,000 shares of common stock at an exercise price equal to the public offering price set forth on the cover page of this prospectus. Under such grants, Messrs. Maredia, Nielsen and Black will receive options to purchase 55,000 shares, 110,000 shares and 33,000 shares, respectively. In addition, our Board of Directors approved, and we have paid, cash bonus awards in an aggregate amount of approximately $3.0 million to approximately 2,000 team members (not including officers) in connection with this offering.

Additional Executive Benefits

We provide our named executive officers with benefits that our board of directors believes are reasonable and in the best interests of our company and our equity holders. Consistent with our compensation philosophy, we intend to continue to maintain competitive benefit packages for our named executive officers, including retirement plan benefits and other health and welfare benefits described below. The compensation committee, in its discretion, may revise, amend or add to an officer’s benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies.

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Retirement Plan Benefits.    We sponsor a 401(k) defined-contribution plan, or the “401(k) Plan,” covering substantially all eligible team members, including our named executive officers. Team member contributions to the 401(k) Plan are voluntary. Contributions by participants are limited to their annual tax deferred contribution limited by the Internal Revenue Service. We contribute an amount up to 50% of the first 6% of the eligible compensation deferred by a participant. Our total matching contributions to the 401(k) Plan were $1.1 million for 2012.

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Health and Welfare Benefits.    We offer medical, dental, vision, life insurance, short-term and long-term disability insurance and accidental death and dismemberment insurance for all eligible team members. We pay the premium amounts for such insurance plans on behalf of our named executive officers (other than Mr. Black).

Employment Agreements

We are party to employment agreements with our named executive officers, except for Mr. Boney, whose agreement terminated in connection with his transition to Chairman in August 2012 and Mr. Black, who does not have an employment agreement. We have described the material terms of these agreements in the section “—Employment Agreements.” These employment agreements establish the terms and conditions of such named executive officer’s employment relationship with us. These agreements generally provide that such named executive officer receive a minimum base salary and be eligible to receive an annual bonus, but do not otherwise provide for annual salary or bonus increases or other compensation increases. In addition, these employment agreements provide for benefits upon termination of employment in certain circumstances.

Risk Considerations in Compensation Program

Our board of directors does not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on our company for the following reasons:

•	we believe our fixed pay is competitive given our size and stage of development;

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our variable pay is based on achieving short-term financial goals, we set a threshold for financial targets below which no bonus payment can be made, and cash bonuses are awarded at amounts that are capped to avoid windfall payouts; and

•

long-term performance is rewarded through grants of equity that are only valuable if the price of our equity increases over time, which aligns our executives’ interests with those of our equity holders.

2012 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for fiscal 2012.

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
J. Douglas Sanders	2012	$432,692	$517,922	$637,500	$53,327	$1,641,441
President and Chief Executive Officer(4)

Amin N. Maredia	2012	$350,000	—	$312,375	$22,281	$684,656
Chief Financial Officer and Treasurer

James L. Nielsen	2012	$325,000	—	$248,625	$15,914	$589,539
Chief Operating Officer

Brandon F. Lombardi	2012	$230,769	$520,387	$127,500	$8,493	$887,149
Chief Legal Officer and Corporate Secretary(5)

Stephen D. Black	2012	$114,889	$260,381	$48,200	$621	$424,091
Chief Marketing and Information Officer(6)

Shon A. Boney	2012	$297,596	—	$541,875	$5,148	$844,619
Former Chief Executive Officer(7)

(1)	The amounts in this column reflect the aggregate grant date fair value of each option award granted during the fiscal year, computed in accordance with ASC 718. The valuation assumptions used in determining such amounts are described in Note 24 to our consolidated financial statements included in this prospectus.
(2)	Unless otherwise indicated, amounts shown include bonuses earned in 2012 under our performance-based cash incentive plan, but not paid until 2013.
(3)	Amounts represent:

•	Medical, disability and life insurance premiums paid on behalf of our executive officers;

•	Cash out of accrued vacation time;

•	An auto allowance for Mr. Sanders; and

•	Matching contributions to our 401(k) plan for Mr. Lombardi.

(4)	On August 23, 2012, Mr. Sanders assumed the role of Chief Executive Officer and his base salary increased from $400,000 to $500,000. The amount shown reflects his base salary of $400,000 through August 23, 2012 and $500,000 from August 24, 2012 through December 30, 2012.
(5)	Mr. Lombardi joined our company as a team member effective January 23, 2012, and the amount shown reflects his base salary of $250,000 pro-rated from that date through December 30, 2012. Mr. Lombardi’s bonus amount reflects his 25% annual bonus amount of $62,500, a $25,000 special bonus in recognition of his significant contributions to our company for fiscal 2012, and a $40,000 signing bonus paid in connection with his hire in January 2012.
(6)	Mr. Black joined our company as a team member effective May 29, 2012, and the amount shown reflects his base salary of $200,000 pro-rated from that date through December 30, 2012.

Mr. Black’s bonus amount reflects his pro-rated 20% annual bonus amount of $23,200, and a $25,000 special bonus in recognition of his significant contributions to our company for fiscal 2012.
(7)	On August 23, 2012, Mr. Boney resigned from his role as Chief Executive Officer and his base salary of $425,000 ceased. The amount shown reflects his base salary of $425,000 through August 23, 2012 and his $150,000 annual compensation for service on our board from August 24, 2012 through December 30, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 30, 2012.

	Option Awards
	Number of Securities Underlying Unexercised Options(1)			Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable	Unearned
J. Douglas Sanders	1,122,913	481,250	320,837	$3.33	May 2, 2018
	57,299	126,038	91,663	$6.01	August 23, 2019
Amin N. Maredia	162,701	176,462	100,837	$3.33	September 25, 2018
James L. Nielsen	320,826	137,500	91,674	$3.33	May 2, 2018
Brandon F. Lombardi	91,674	91,663	91,663	$6.01	July 23, 2019
Stephen D. Black	34,375	57,288	45,837	$6.01	July 23, 2019
Shon A. Boney	1,283,326	550,000	366,674	$3.33	May 2, 2018

(1)	Options are to acquire shares of common stock. Options generally expire seven years from the grant date. Time-vested options generally vest over a three-year period. Each performance-based option vests based on the achievement of Plan EBITDA and pro forma comparable store sales targets, weighted equally. One-third of the performance-based options vest each of the first three years after the grant date if such targets are met. In addition, all options vest upon occurrence of a change in control of the company.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to the named executive officers for fiscal 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards(3) ($)
		Threshold ($)	Target ($)	Maximum ($)	Target (#)
J. Douglas Sanders	August 23, 2012	—	500,000	750,000	275,000	$6.01	$517,922
Amin N. Maredia	—	—	245,000	367,500	—	—	—
James L. Nielsen	—	—	195,000	292,500	—	—	—
Brandon F. Lombardi	July 23, 2012	—	62,500	62,500	275,000	$6.01	$520,387
Stephen D. Black	July 23, 2012	—	40,000	40,000	137,500	$6.01	$260,381
Shon A. Boney	—	—	425,000	637,500	—	—	—

(1)	Represents possible amounts payable under our performance-based cash incentive program. For fiscal 2012, cash bonuses to be awarded to each named executive officer were based on Plan

EBITDA and pro forma comparable store sales growth targets. The Target Bonus for 2012 for Messrs. Sanders, Maredia, Nielsen, Lombardi, Black and Boney were 100%, 70%, 60%, 25%, 20% and 100% of base salary, respectively. The maximum amount achievable by Messrs. Sanders, Maredia, Nielsen and Boney in 2012 was 150% of his Target Bonus. Messrs. Lombardi and Black were eligible to receive 100% of his respective Target Bonus. In addition, 75% of the bonus criteria for each named executive officer other than Messrs. Lombardi and Black was weighted towards Plan EBITDA, and 25% towards pro forma comparable store sales growth. For Messrs. Lombardi and Black, 30% of their respective bonus criteria was weighted towards Plan EBITDA, 20% was weighted towards pro forma comparable store sales growth and 50% was weighted towards individual performance.

(2)	Half of such options are time-vest options and the remaining half are performance-vest options. The time-vest options granted to Messrs. Sanders and Black vest quarterly over 12 quarters. One-sixth of Mr. Lombardi’s time-vest options granted in connection with his joining our company vested on the date of grant. The remainder of his time-vest options vest quarterly over the following ten quarters. Each performance-vest option vests based on the achievement of Plan EBITDA and pro forma comparable store sales growth targets, weighted equally. One-third of the performance-based options vest each of the first three years after the grant date if such targets are met. In addition, all options vest upon occurrence of a change in control of the company. If, for any year, an installment does not vest because either the Plan EBITDA target or the pro forma comparable store sales growth target is not achieved, such installment may vest the following year if certain two-year cumulative comparable sales growth and single-year Plan EBITDA targets are achieved.
(3)	The amounts in this column reflect the aggregate grant date fair value of each option award granted during fiscal 2012, computed in accordance with ASC 718. For performance-vest option awards, the grant date fair value is based upon the probable outcome of the applicable performance conditions.

Option Exercises

The following table describes, for the named executive officers, the number of shares acquired on the exercise of options and the value realized on exercise of options during fiscal 2012.

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
J. Douglas Sanders	—	—
Amin N. Maredia	165,000	$443,700
James L. Nielsen	—	—
Brandon F. Lombardi	—	—
Stephen D. Black	—	—
Shon A. Boney	—	—

For option awards, the value realized is computed as the difference between the Board’s determination of the fair market value of the underlying shares on the date of exercise and the exercise price times the number of options exercised.

Employment Agreements

On April 18, 2011, we entered into an employment agreement with each of Messrs. Boney, Sanders and Nielsen, and on July 15, 2011 and January 23, 2012, we entered into an employment agreement with each of Messrs. Maredia and Lombardi, respectively. Mr. Black does not have an employment agreement. Mr. Boney’s employment agreement was terminated effective August 23, 2012, in connection with his transition from Chief Executive Officer to Chairman of the Board. Mr. Boney’s employment agreement provided for a base salary of $425,000. In connection with his promotion to Chief Executive Officer, Mr. Sanders’ employment agreement was amended to increase his base salary from $400,000 to $500,000. The employment agreements for Messrs. Maredia, Nielsen and Lombardi provide for a base salary of $350,000, $325,000 and $250,000, respectively, subject to adjustment on an annual basis.

Each employment agreement provides for a bonus based upon our company’s attainment of annual goals established by our board and the compensation committee, which are based on our pro forma comparable store sales growth and Plan EBITDA. The target annual bonus in any given fiscal year shall be equal to 100% of base salary for Mr. Sanders, 70% for Mr. Maredia, 60% for Mr. Nielsen and 25% for Mr. Lombardi. We agreed to honor Mr. Boney’s target annual bonus for 2012 equal to 100% of his $425,000 base salary for 2012. In connection with the entry into their respective employment agreements, each of the executives were granted options to purchase shares as follows: 1,925,000 for Mr. Sanders, 605,000 for Mr. Maredia, 550,000 for Mr. Nielsen, 275,000 for Mr. Lombardi and 2,200,000 for Mr. Boney. In connection with his assumption of the role of Chief Executive Officer, Mr. Sanders was granted an additional 275,000 options. Each employment agreement also provides vacation benefits, reimbursement for business expenses, and the right to participate in company-wide benefits, including insurance, retirement, and other plans and programs as are available to our executive officers. Each employment agreement contains a covenant not to compete with our company or solicit our team members or customers for a period equal to the greater of 12 months immediately following termination of employment or the end of the period during which severance payments are being made, subject to certain exceptions, as well as confidentiality, preservation of intellectual property and non-disparagement obligations.

We and each named executive officer may terminate the officer’s employment at any time. If we terminate any of the officers without “cause” or any of them terminates his employment with “good reason,” the terminated executive will receive an amount equal to (i) his base salary at the time of termination for a period of 24 months in the case of Messrs. Sanders and Nielsen and 12 months in the case of Messrs. Maredia and Lombardi, (ii) the sum of his annual bonuses in the two fiscal years prior to termination, each payable for a period of 24 months in the case of Messrs. Sanders and Nielsen and 12 months in the case of Messrs. Maredia and Lombardi, in each case from the effective date of termination; provided, however, that if the officer is terminated prior to the completion of two fiscal years, the bonus payments shall be deemed to equal an amount equal to 100% of base salary for Mr. Sanders, 70% for Mr. Maredia, 60% for Mr. Nielsen and 25% for Mr. Lombardi, (iii) a pro-rated share of the annual bonus to which the officer would have been entitled had the officer worked the full year during which the termination occurred, and (iv) reimbursement of premiums paid for continued health benefits under COBRA during the applicable severance period. Upon a termination of employment by us of an executive officer not party to an employment agreement without “cause” or by such executive officer for “good reason,” we typically pay such officer his base salary at the time of termination for a period of 12 months. We would expect to pay such severance benefits to Mr. Black if he were so terminated.

In the event of termination of employment due to the death or disability of an officer, we will pay to the officer, or such officer’s guardian or personal representative, as the case may be, continued base salary at its then-current level for the lesser of six months or the then-remaining term of the employment agreement, as well as a pro-rated share of the annual bonus to which the officer would have been entitled had the officer worked the full year during which the termination occurred.

The following tables show the potential payments upon termination for each of the named executive officers, except for Mr. Boney, whose employment agreement has been terminated:

J. Douglas Sanders

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/30/12	Involuntary Not for Cause Termination on 12/30/12	For Cause Termination on 12/30/12	Involuntary for Good Reason Termination on 12/30/12	Death on 12/30/12	Disability on 12/30/12
Compensation:
Bonus	—	$922,115	—	$922,115	$637,500	$637,500
Cash severance	—	$1,000,000	—	$1,000,000	$250,000	$250,000
Health and welfare benefits	—	$29,766	—	$29,766	—	—

Total	—	$1,951,881	—	$1,951,881	$887,500	$887,500

Amin N. Maredia

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/30/12	Involuntary Not for Cause Termination on 12/30/12	For Cause Termination on 12/30/12	Involuntary for Good Reason Termination on 12/30/12	Death on 12/30/12	Disability on 12/30/12
Compensation:
Bonus	—	$486,702	—	$486,702	$312,375	$312,375
Cash severance	—	$350,000	—	$350,000	$175,000	$175,000
Health and welfare benefits	—	$15,046	—	$15,046	—	—

Total	—	$851,748	—	$851,748	$487,375	$487,375

James L. Nielsen

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/30/12	Involuntary Not for Cause Termination on 12/30/12	For Cause Termination on 12/30/12	Involuntary for Good Reason Termination on 12/30/12	Death on 12/30/12	Disability on 12/30/12
Compensation:
Bonus	—	$448,625	—	$448,625	$248,625	$248,625
Cash severance	—	$650,000	—	$650,000	$162,500	$162,500
Health and welfare benefits	—	$9,840	—	$9,840	—	—

Total	—	$1,108,465	—	$1,108,465	$411,125	$411,125

Brandon F. Lombardi

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/30/12	Involuntary Not for Cause Termination on 12/30/12	For Cause Termination on 12/30/12	Involuntary for Good Reason Termination on 12/30/12	Death on 12/30/12	Disability on 12/30/12
Compensation:
Bonus	—	$125,000	—	$125,000	$62,500	$62,500
Cash severance	—	$250,000	—	$250,000	$125,000	$125,000
Health and welfare benefits	—	$10,321	—	$10,321	—	—

Total	—	$385,321	—	$385,321	$187,500	$187,500

Stephen D. Black

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/30/12	Involuntary Not for Cause Termination on 12/30/12	For Cause Termination on 12/30/12	Involuntary for Good Reason Termination on 12/30/12	Death on 12/30/12	Disability on 12/30/12
Compensation:
Bonus	—	—	—	—	$40,000	$40,000
Cash severance	—	$200,000	—	$200,000	$100,000	$100,000
Health and welfare benefits	—	$7,930	—	$7,930	—	—

Total	—	$207,930	—	$207,930	$140,000	$140,000

Potential Payments Upon Termination or Change of Control

The tables above reflect the amount of compensation to our named executive officers in the event of termination of such officer’s employment. The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not for cause termination, for cause termination, involuntary for good reason termination, and in the event of disability or death of the executive is shown above. The amounts shown assume that such termination was effective as of December 30, 2012, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such officer’s separation from our company. Our officers’ employment agreements do not provide for additional benefits upon a change of control of our company.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer a pension plan for any of our team members. We do not offer a nonqualified deferred compensation plan for any of our team members. Team members meeting certain requirements may participate in our 401(k) plan.

Team Member Benefit and Stock Plans

2011 Option Plan

Introduction.    Our board of managers previously adopted the Sprouts Farmers Markets, LLC 2011 Option Plan, effective as of May 2, 2011, to provide for the grant of nonqualified options to acquire Class B limited liability company units of the Company to certain team members and non-employee members of the board.

The purpose of the 2011 Option Plan is to attract, retain and motivate team members and non-employee directors who are in a position to contribute to our long-term success. It is intended that the 2011 Option Plan will provide an incentive to grantees to contribute to our economic success by aligning the economic interests of grantees with those of our equityholders.

Impact of Offering.    In connection with the corporate conversion on July 29, 2013, all of the outstanding options of Sprouts Farmers Markets, LLC under the 2011 Option Plan were converted into options to purchase 11 shares of our common stock for each Class B unit underlying such options at the same aggregate exercise price in effect immediately prior to the corporate conversion. The vesting and other terms of the options generally remained the same. For the convenience of the reader, information in this prospectus, including information regarding outstanding options, has been presented giving effect to the corporate conversion. Upon the completion of the offering, the 2011 Option Plan will be replaced (except with respect to outstanding options) by the 2013 Incentive Plan. See “—2013 Incentive Plan.”

Administration of the 2011 Option Plan.    The 2011 Option Plan is administered by an individual or a committee (referred to as the “Administrator”) appointed by the board (if no such individual or committee is appointed, the board will administer the 2011 Option Plan). The Administrator determines all of the terms and conditions applicable to grants under the 2011 Option Plan. The Administrator also determines who will receive grants under the 2011 Option Plan and the number of shares that will be subject to grants.

Number of Shares Available.    The 2011 Option Plan authorizes the issuance or transfer of up to 12,100,000 shares. If, prior to exercise, any options are forfeited, lapse or terminate for any reason without issuance of shares, the shares covered thereby may again be available for option grants under the 2011 Option Plan.

Adjustments.    In connection with any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange or issuance of shares or other securities, dividend and certain other events affecting our shares, the Administrator will make adjustments as it deems appropriate in order to prevent dilution or enlargement of the rights of grantees under the 2011 Option Plan, including, among other things, with respect to the number and kind of shares covered by outstanding grants and the exercise price per share of any outstanding grants.

Eligibility.    All of our team members are eligible to receive grants under the 2011 Option Plan. In addition, our non-employee directors may receive grants under the 2011 Option Plan.

Exercise Price.    Under the 2011 Option Plan, the Administrator will determine the exercise price of the options granted and may grant options to purchase shares in amounts as determined by the Administrator. The exercise price for any option is generally payable (i) in cash, (ii) in certain circumstances as permitted by the Administrator, by withholding a number of shares that would otherwise be delivered upon exercise that have a fair market value equal to the exercise price, or (iii) by another method approved by the Administrator.

Vesting.    Options vest in accordance with the terms set forth in individual grant letters provided to grantees under the 2011 Option Plan, subject to full acceleration of vesting in the event of a change in control. In general, options have been granted subject to time vesting for 50% of the grant and performance vesting for the other 50%.

Termination of Options.    Unvested options generally terminate immediately upon termination of employment for any reason and vested options generally terminate 90 days following termination of employment, provided that all options generally expire on the seventh anniversary of the grant date.

Repurchase Right.    We have the right (but not the obligation) to repurchase any or all of the shares issued under the 2011 Option Plan (and still held by the grantee) upon a grantee’s ceasing to be a team member for any reason. This repurchase right will be exercisable by us during the 210-day period following the later of the date of such cessation of employment or the date the shares are acquired by the grantee. The price per share to be paid by us should we choose to exercise the repurchase right will generally equal the fair market value of the shares.

Federal Income Tax Consequences of the 2011 Option Plan.    The following description provides only a general description of the application of federal income tax laws to grants under the 2011 Option Plan. This discussion is intended for general information and not as tax guidance to grantees, as the consequences may vary with the types of grants made, the identity of the grantees and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the grantees’ standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares or payment of cash under the 2011 Option Plan. Future appreciation on shares held beyond the ordinary income recognition event will be taxable as capital gain when the shares are sold. The tax rate applicable to capital gain will depend upon how long the grantee holds the shares. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the grantee, and we will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

We have the right to require that grantees pay to us an amount necessary for us to satisfy our federal, state or local tax withholding obligations with respect to grants. We may withhold from other amounts payable to a grantee an amount necessary to satisfy these obligations. The compensation committee may permit a grantee to satisfy our withholding obligation with respect to grants paid in shares by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual’s minimum applicable withholding tax rate for federal, state and local tax liabilities.

401(k) Plan

We have established a tax-qualified 401(k) retirement plan for all team members who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, team members may elect to defer their eligible compensation up to the statutorily prescribed annual limit, and contribute to the 401(k) plan. We currently match contributions made by our team members at a rate of $1 for every $1 a team member contributes up to 50% of the first 6% of the eligible compensation deferred by a participant, including executives. We intend for the 401(k) plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by team members to the 401(k) plan, and income earned on plan contributions, are not taxable to team members until withdrawn from the 401(k) plan.

2013 Incentive Plan

Background

Our board of directors has adopted, and our equity holders have approved, the Sprouts Farmers Market, Inc. 2013 Incentive Plan. The 2013 Incentive Plan will become effective upon the completion of this offering and will replace the 2011 Option Plan (except with respect to outstanding options under the 2011 Option Plan). The 2013 Incentive Plan will enable us to formulate and implement a compensation program that will attract, motivate and retain experienced, highly-qualified team members who will contribute to our financial success, and will align the interests of our team members with those of our stockholders through the ability to grant a variety of stock-based and cash-based awards. The 2013 Incentive Plan will serve as the umbrella plan for our stock-based and cash-based incentive compensation programs for our directors, officers and other team members.

Our board of directors has approved grants, effective upon the completion of this offering, under the 2013 Incentive Plan to our team members of options to purchase 396,000 shares of common stock at an exercise price equal to the public offering price set forth on the cover page of this prospectus. Under such grants, Messrs. Maredia, Nielsen and Black will receive options to purchase 55,000 shares, 110,000 shares and 33,000 shares, respectively. No other grants have been made under the 2013 Incentive Plan or will be made prior to the offering.

Potential Dilution

The aggregate number of shares of common stock that may be issued to team members and directors under the 2013 Incentive Plan will not exceed 10,089,072. Shares subject to awards granted under the 2013 Incentive Plan which are subsequently forfeited, expire unexercised or are otherwise not issued will not be treated as having been issued for purposes of the share limitation.

Description of the 2013 Incentive Plan

The following is a brief description of the material features of the 2013 Incentive Plan. This description is qualified in its entirety by reference to the full text of the 2013 Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration.    The compensation committee (or another committee appointed by our board of directors and generally consisting of persons who are “non-employee directors,” as defined under Rule 16b-3 under the Exchange Act, “outside directors,” within the meaning of Internal Revenue Code Section 162(m) and “independent directors” under the NASDAQ Global Select Market’s rules, in either case, referred to as the “Committee”) will administer the 2013 Incentive Plan. The Committee will have the authority to select award recipients, determine the type, size and other terms and conditions of awards, and make all other decisions and determinations as may be required under the terms of the 2013 Incentive Plan or as the Committee may deem necessary or advisable for the administration of the 2013 Incentive Plan. The Committee will be permitted to delegate to one or more of our senior executives the authority to make grants of awards to officers (other than executive officers), team members or other individuals (other than non-employee directors) who provide services for Sprouts and such other administrative responsibilities as the Committee may deem necessary or advisable, to the extent such delegation is consistent with applicable law and the applicable stock exchange rules.

Eligibility.    Officers, team members and non-employee directors of Sprouts and its subsidiaries and other individuals who provide services for Sprouts or any subsidiary are eligible to be selected as award recipients.

Type of Awards.    The Committee is authorized to grant awards payable in either our shares or cash, including, without limitation, options to purchase shares, restricted shares, bonus shares, stock appreciation rights, restricted stock units, performance units and dividend equivalents. Awards may be granted alone or in combination with any other award granted under the 2013 Incentive Plan or any other plan based on the Committee’s discretion.

Terms and Conditions of Awards.    The Committee will determine the size of each award to be granted (including, where applicable, the number of shares to which an award will relate), and all other terms and conditions of each award (including, without limitation, any exercise price, grant price, or purchase price, any restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an award, and any schedule or performance conditions for the lapse of such restrictions or conditions, and accelerations or modifications of such restrictions or conditions); provided that (i) no award will expire more than ten years from the date of grant, (ii) except with respect to Substitute Awards (as defined below), awards granted as stock options or stock appreciation rights may not have an exercise price that is less than the fair market value of the shares on the date of grant, (iii) dividend equivalents will not be paid with respect to any unvested performance shares or performance units (provided that dividend equivalents may accrue on such unvested awards and be paid to the extent the shares vest), and (iv) any awards granted to non-employee directors will be granted to all non-employee directors on a non-discretionary basis based on a formula approved by the Committee. The types of awards that may be granted under the 2013 Incentive Plan include the following:

•

Stock Options and Stock Appreciation Rights.    A stock option is a right to purchase a specified number of shares of our common stock at an exercise price established at the date of grant. Stock options granted may be either non-qualified stock options or incentive stock options

(which are intended to qualify as “incentive stock options” within Section 422 of the Internal Revenue Code). The exercise price of any stock option granted may not be less than the fair market value of our common stock on the date of grant. A stock appreciation right (referred to as a “SAR”) entitles the recipient to receive, upon surrender of the SAR, an amount of cash or number of shares of our common stock having a fair market value equal to the positive difference, if any, between the fair market value of one share of common stock on the date of exercise and the exercise price of the SAR (which exercise price shall not be less than the fair market value of our common stock on the date of grant). The Committee will specify at the time an option or SAR is granted, when, and in what proportions, an option or SAR becomes vested and exercisable.

•

Restricted Stock and Restricted Stock Units.    An award of restricted stock is an issuance of shares of our common stock that is subject to certain restrictions established by the Committee and to forfeiture if the holder does not satisfy certain requirements (including, for example, continued employment with us for a specified period of time). Recipients of restricted stock do not receive the stock until the restrictions are satisfied, but may be entitled to vote the restricted stock and to exercise other shareholder rights. Thus, upon grant, the shares may be included in our total number of shares outstanding and accrue and pay dividends. An award of restricted stock units entitles the recipient to receive shares of our common stock at some later date once the holder has satisfied certain requirements. At that time (and not before), the shares will be delivered and the recipient will be entitled to all stockholder rights. Thus, upon grant, the shares of common stock covered by the restricted stock units are not considered issued and are not included in the total number of shares outstanding until all conditions have been satisfied. Dividend equivalents may accrue, or be paid, on restricted stock units at the discretion of the Committee.

•

Performance-Based Awards.    The Committee may grant performance awards, which may be cash- or stock-based. Generally, performance awards require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria as a condition of awards being granted, becoming exercisable or settleable, or as a condition to accelerating the timing of such events. The Committee will set the performance goals used to determine the amount payable pursuant to a performance award.

Aggregate Limitation on Stock-Based Awards.    The aggregate number of shares that may be issued under the 2013 Incentive Plan during the life of the 2013 Incentive Plan will not exceed 10,089,072. For each share that is actually delivered pursuant to a stock-based award, the aggregate share limit under the 2013 Incentive Plan will be reduced by one share. Additionally, upon the exercise of each stock-settled SAR, the aggregate share limit under the 2013 Incentive Plan will be reduced further by the number of shares having a fair market value equal to the base price or exercise price for the number of shares so exercised, and for each stock-based award, each share withheld to satisfy the exercise price or withholding taxes with respect to any such award will reduce the aggregate share limit by one share. To the extent that any shares are forfeited and returned to us for no consideration, or are repurchased by us for the price paid by the participant for such shares, the aggregate share limit under the 2013 Incentive Plan will be increased to the same extent that the aggregate share limit was decreased upon the issuance of the shares based on the ratios above. To the extent that any shares are tendered to us in satisfaction of the withholding obligations for any stock-based awards, the aggregate share limit under the 2013 Incentive Plan will be increased by each share so tendered. Shares delivered under the 2013 Incentive Plan may be newly issued shares or reacquired shares (including shares acquired on the market). In the event of our acquisition of any company, outstanding equity grants with respect to stock of the acquired company may be assumed or replaced with awards under the 2013 Incentive Plan. Outstanding awards that are assumed or replaced by awards under the 2013 Incentive Plan in connection with an acquisition (referred to as “Substitute Awards”) will not reduce the 2013 Incentive Plan’s aggregate share limit, subject to applicable stock exchange requirements. The terms of any such Substitute Award will be determined by the Committee and may include exercise prices or base prices on terms that are different from those otherwise described in the 2013 Incentive Plan. If we assume a stockholder approved equity plan from an acquired company, any shares of common stock available under the assumed plan (after appropriate adjustments, as required to reflect the transaction) may be issued pursuant to awards under the 2013 Incentive Plan and will not reduce the 2013 Incentive Plan’s aggregate share limit, subject to applicable stock exchange requirements.

Adjustments.    In the event of a large, special or non-recurring dividend or distribution, recapitalization, stock dividend, reorganization, business combination, or other similar corporate transaction or event affecting our common stock, the Committee may adjust the number and kind of shares subject to the aggregate and individual share limitations described above. The Committee may also adjust outstanding awards upon occurrence of these events as the Committee deems it equitable in order to preserve, without enlarging, the rights of participants. These adjustments may include changes to the number of shares subject to an award, the exercise price or share price referenced in the award terms, and other terms of the award. The Committee will make such substitutions or adjustments, including as described above, as it deems fair and equitable as a result of any share dividend or split declared by us. The Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or to changes in applicable laws, regulations, or accounting principles.

Restrictions on Repricing.    The 2013 Incentive Plan includes a restriction that, except in the case of a corporate transaction involving the company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), outstanding stock options and SARs previously granted under the 2013 Incentive Plan may not be repriced without stockholder approval. The term “repricing” refers to amendments designed to reduce the exercise price of outstanding stock options or the base amount of outstanding SARs or the cancellation of outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount, as applicable, of the original award.

Clawback Policy.    All awards made under the 2013 Incentive Plan shall be subject to the applicable provisions of our clawback or recoupment policies, share trading policies and other policies that may be implemented and approved by our board of directors from time to time, including such policies that may be implemented after the date an award is granted.

Amendment; Termination.    Our board of directors may amend, suspend, discontinue, or terminate the 2013 Incentive Plan or the Committee’s authority to grant awards under the 2013 Incentive Plan without stockholder approval or participant consent, provided that stockholder approval will be required for any amendment that will (i) materially modify the terms of the 2013 Incentive Plan or (ii) require stockholder approval as a matter of law or regulation or under the stock exchange rules. Unless earlier terminated by our board of directors, the 2013 Incentive Plan will terminate on the day before the tenth anniversary of the later of the effective date or the date of any subsequent stockholder approval of the 2013 Incentive Plan.

Federal Income Tax Implications of the 2013 Incentive Plan

The federal income tax consequences arising with respect to awards granted under the 2013 Incentive Plan will depend on the type of award. From the recipients’ standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash, or delivery of actual shares. Future appreciation on shares held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the recipient. Exceptions to these general rules may arise under the following circumstances: (i) if shares, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the recipient makes a special election to ignore the risk of forfeiture); (ii) if a team member is granted a stock option that qualifies as an “incentive stock option,” no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares acquired upon exercise of such option are held longer than the later of one year from the date of exercise and two years from the date of grant; (iii) for awards granted after a specified transition period, we will not be entitled to a tax deduction for compensation attributable to awards granted to one of our covered team members, if and to the extent such compensation does not qualify as “performance-based” compensation under Internal Revenue Code Section 162(m), and such compensation, along with any other non-performance-based compensation paid in the same calendar year, exceeds $1 million; and (iv) an award may be taxable at 20 percentage points above ordinary income tax rates at the time it becomes vested, even if that is prior to the delivery of the cash or stock in settlement of the award, if the award constitutes “deferred compensation” under Internal Revenue Code Section 409A, and the requirements of Code Section 409A are not satisfied. The foregoing provides only a general description of the application of federal income tax laws to certain awards under the 2013 Incentive Plan, and is not intended as tax guidance to participants in the 2013 Incentive Plan, as the tax consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement. This summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local, or foreign tax laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions during our last three fiscal years to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Stockholders Agreement

In connection with the corporate conversion, we entered into a stockholders agreement (referred to as the “Stockholders Agreement”) with current stockholders holding approximately 99.6% of our outstanding shares of common stock. The Stockholders Agreement became effective upon the pricing of this offering.

The Stockholders Agreement limits transfers of shares of our common stock by stockholders party thereto, other than the Apollo Funds, until October 31, 2014, subject to a potential extension of up to 90 days, as described below (referred to as the “Stockholders Agreement Lock-up Period”). No transfers of shares of our common stock, or any options or warrants to purchase shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (excluding shares of common stock acquired in open market transactions subsequent to the completion of this offering) will be permitted, except as discussed below, until June 30, 2014. After that date, stockholders will be permitted to sell 33% of their shares (less any shares previously sold under the provisions discussed below). To the extent the Apollo Funds sell shares of common stock during the Stockholders Agreement Lock-up Period, stockholders will be permitted to sell a pro rata portion of their shares. In addition, stockholders will be permitted to transfer shares as gifts or to certain affiliates; provided that the transferee becomes a party to the Stockholders Agreement. The Stockholders Agreement provides that any consent by the Apollo Funds to a transfer of shares notwithstanding the restrictions must be provided to all stockholders on a pro rata basis.

The Stockholders Agreement also provides the Apollo Funds with the right to require us to file up to five registration statements with the SEC for the resale of their shares of common stock (or an unlimited number of registered offerings if we have qualified to use a Form S-3 registration statement). However, the Apollo Funds and substantially all of our other current stockholders will be prohibited under one or more lock-up agreements entered into with the representatives of the underwriters of this offering from selling any shares prior to 180 days after the date of this prospectus as described in “Underwriting.” In the event that the Apollo Funds exercise such registration rights and sell shares of common stock through an underwritten offering, the other stockholders party to the Stockholders Agreement will have the right to sell a pro rata portion of their shares in such underwritten offering, at the same price and terms as the Apollo Funds. If registration rights are exercised for an underwritten offering prior to October 31, 2014, then the Stockholders Agreement Lock-up Period would be extended to the date that is 90 days after the date of the underwriting agreement for any such underwritten offering.

The Apollo Funds have agreed in the Stockholders Agreement that any market sales by them prior to June 30, 2014 will be pursuant to underwritten offerings. Thereafter, block trades and other open market sales are permitted, but if the Apollo Funds sell 25% or more of the common stock held by them as of the date of the Stockholders Agreement in non-underwritten open market trades, all of the transfer restrictions applicable to the other stockholders will lapse.

Approximately 36% of our shares are owned directly by the SFM Liquidating Trust (referred to as the “Trust”) as of June 1, 2013, which will redeem in-kind Trust units held by any of its members selling shares of our common stock in this offering, as described in “Principal and Selling Stockholders,” in exchange for shares of our common stock. The Trust will also liquidate, distributing all of the remaining shares of our common stock held by it to its members, as promptly as practicable following completion of this offering. Each member of the Trust will be required to become a party to the Stockholders Agreement and to execute a lock-up agreement with the representatives of the underwriters of this offering in the form described in “Underwriting” prior to the receipt of any shares of our common stock from the Trust, whether in connection with sales of common stock as a selling stockholder in this offering, upon liquidation of the Trust, or otherwise.

Sunflower Transaction

Stephen Black was a stockholder of Sunflower and accordingly received from us in the Sunflower Transaction, on the same terms as all Sunflower stockholders, consideration for his shares of Sunflower common stock in the amount of $589,000.

Corporate Aircraft

During fiscal 2012, we purchased an aircraft from CJ Leasing Service LLC, an entity controlled by Shon Boney, for $3.2 million.

Volcanic Red

We purchased coffee from Volcanic Red, LLC (dba Volcanic Red Coffees), a company in which Shon Boney (together with his immediate family members) and Kevin Easler, a former director and a member of the trust protector committee of the Trust, own 15% and 7.5% interests, respectively. Our purchases totaled $3.4 million, $5.6 million and $2.0 million in fiscal 2011, fiscal 2012 and the thirteen weeks ended March 31, 2013, respectively. As of January 1, 2012, December 30, 2012 and March 31, 2013, we had recorded accounts payable due to this vendor of $0.4 million, $0.7 million and $0.7 million, respectively.

Notes

As of March 31, 2013, certain members of our management held Notes, including J. Douglas Sanders, Amin N. Maredia and James L. Nielsen, who held Notes in the principal amounts of $500,000, $175,000 and $175,000, respectively. These Notes were repaid on May 31, 2013.

Certain Transactions with Apollo Affiliates

In connection with our Credit Facility, we paid an arrangement fee of $760,000 to an affiliate of Apollo. Apollo Global Securities, LLC, another affiliate of Apollo, is an underwriter of this offering.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, on or prior to the closing of this offering, we will enter into indemnification agreements with each of our directors and executive officers. See “Executive Compensation—Limitation on Liability and Indemnification Matters” above for more details.

Policies and Procedures for Related Party Transactions

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into after presentation, consideration, and approval by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2013, after giving effect to the corporate conversion, by the following:

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	each selling stockholder.

For further information regarding material transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

As described in “Underwriting,” certain of our stockholders, other than the Apollo Funds, will offer and sell shares in this offering. Each of the selling stockholders listed below is a member of the Trust, which owns approximately 36% of our outstanding shares of common stock. Concurrently with the pricing of this offering, the Trust redeemed in-kind the units of the Trust held by each such selling stockholder in exchange for the shares of common stock to be sold by such selling stockholder in this offering. Until such redemption occurred, the selling stockholders had no power to direct the voting or disposition of shares of common stock held by the Trust, and accordingly, had no beneficial ownership of such stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of July 31, 2013. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options, but are not outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Our calculation of the percentage of beneficial ownership is based on 125,956,721 shares of common stock outstanding as of July 31, 2013, after giving effect to the corporate conversion.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Sprouts Farmers Market, Inc., 11811 N. Tatum Boulevard, Suite 2400, Phoenix, Arizona 85028 and the address of each selling stockholder and each person who may be deemed a beneficial owner of the shares held thereby is c/o Weiss Brown PLLC, 6263 N. Scottsdale Road, Suite 340, Scottsdale, Arizona 85250, Attn: Scott K. Weiss.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before the Offering(1)	Percentage Beneficially Owned Before the Offering	Number of Shares to be Sold in the Offering(1)	Percentage Beneficially Owned to be Sold in the Offering	Number of Shares Beneficially Owned After the Offering(1)	Percentage Beneficially Owned After the Offering(2)
Named Executive Officers and Directors:
J. Douglas Sanders(3)	1,363,505	1.1%	—	—	1,363,505	*
Amin N. Maredia	378,114	*	—	—	378,114	*
James L. Nielsen	366,652	*	—	—	366,652	*
Brandon F. Lombardi	114,565	*	—	—	114,565	*
Stephen D. Black	45,815	*	—	—	45,815	*
Andrew S. Jhawar	—	—	—	—	—	—
Shon A. Boney	1,466,652	1.2%			1,466,652	1.0%
Joseph Fortunato	—	—	—	—	—	—
Terri Funk Graham	—	—	—	—	—	—
George G. Golleher	200,464	*	—	—	200,464	*
Lawrence P. Molloy	—	—	—	—	—	—
Steven H. Townsend	—	—	—	—	—	—
All directors and executive officers as a group (14 persons)	3,999,908	3.1%	—	—	3,999,908	2.7%

5% Stockholders:
Apollo Funds(4)	65,217,769	51.8%	—	—	65,217,769	45.4%
SFM Liquidating Trust(5)	45,675,857	36.3%	—	—	44,878,072	31.2%
KMCP Grocery Investors, LLC(6)	8,837,675	7.0%	—	—	8,837,675	6.2%

Selling Stockholders(7):
James B. Allen III(8)	—	—	19,201	*	—	—
David and Kathleen Billings Family Trust(9)	—	—	10,416	*	—	—
Debra Bodine	—	—	12,383	*	—	—
James F. Bogart and Dorinda E. Bogart Revocable Trust(10)	—	—	572	*	—	—
The Boyle Family Revocable Trust(11)	—	—	4,953	*	—	—
Marsha Call(12)	—	—	1,201	*	—	—
Alisa and Robert Chandler(13)	—	—	3,096	*	—	—
Edward Charton(14)	—	—	4,763	*	—	—
Darlene M. and Dennis M. Darr(15)	—	—	23,814	*	—	—
Dash Development Partnership(16)	—	—	24,766	*	—	—
Alexandra Dumezich	—	—	2,514	*	—	—
Dana & Daniel Dumezich	—	—	10,139	*	—	—
Steve Dumezich	—	—	2,514	*	—	—

Name of Beneficial Owner	Number of Shares Beneficially Owned Before the Offering(1)	Percentage Beneficially Owned Before the Offering	Number of Shares to be Sold in the Offering(1)	Percentage Beneficially Owned to be Sold in the Offering	Number of Shares Beneficially Owned After the Offering(1)	Percentage Beneficially Owned After the Offering(2)
Eisman Family Trust(17)	—	—	11,935	*	—	—
The Alan L. Harris Separate Property Trust(18)	—	—	5,854	*	—	—
The Christine H. Harris Separate Property Trust(19)	—	—	1,753	*	—	—
Robert B. and Kerry Dru Hepler Living Trust(20)	—	—	36,006	*	—	—
Matthew Herron(12)	—	—	7,430	*	—	—
Paul W. and Darcy S. Hicks Revocable Trust(21)	—	—	2,439	*	—	—
Davis Jeffries	—	—	11,592	*	—	—
KFP Investments Limited Partnership(22)	—	—	23,814	*	—	—
Jan Kusy	—	—	9,259	*	—	—
Marc Lantzman(12)	—	—	40,650	*	—	—
David B. Lasco Revocable Trust of 2006(23)	—	—	6,935	*	—	—
Rick Martin	—	—	6,192	*	—	—
Heidi L. McCauley	—	—	63,154	*	—	—
Jason M. Neilitz	—	—	44,579	*	—	—
Nichelson Intervivos Trust(24)	—	—	2,382	*	—	—
Jack Nielsen(25)	—	—	8,930	*	—	—
Nova Revocable Trust(26)	—	—	4,144	*	—	—
Nubian Sage Partnership(27)	—	—	22,537	*	—	—
Osage LLC(28)	—	—	41,277	*	—	—
Ryan Family Trust(29)	—	—	74,298	*	—	—
Sachari Partners, L.P.(30)	—	—	37,860	*	—	—
Scott Family Trust(31)	—	—	2,695	*	—	—
Amy G. Segelbaum	—	—	49,532	*	—	—
The Silver Family Trust(32)	—	—	28,338	*	—	—
Three Pac Holdings LLLP(33)	—	—	40,864	*	—	—
Leslie Smith-Trubetzkoy	—	—	1,667	*	—	—
The Harold and Patricia Snyder Family Trust(34)	—	—	3,391	*	—	—
James and Cindy Tindaro	—	—	25,147	*	—	—
David P. Valentine and Linda A. Valentine Revocable Living Trust(35)	—	—	2,439	*	—	—
Robert J. Wein(12)	—	—	12,383	*	—	—
Irvin J. Whitten(36)	—	—	37,322	*	—	—
Jackson L. Wilson	—	—	8,273	*	—	—
Ziment Family Trust(37)	—	—	2,382	*	—	—

*	Less than 1% of the outstanding shares of common stock
(1)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.
(2)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(3)	Excludes 537,773 shares underlying 48,888.38 Trust units owned of record by Mr. Sanders. Mr. Sanders currently has no power to direct the voting or disposition of such shares and, accordingly, no beneficial ownership of such stock.
(4)	The amount reported includes shares held of record by AP Sprouts Holdings, LLC (“Holdings LLC”), AP Sprouts Holdings (Overseas), L.P. (“Holdings Overseas”), AP Sprouts Incentive, LLC (“Sprouts Incentive”), AP Sprouts Coinvest, LLC (“Sprouts Coinvest”) and AP Sprouts Management, LLC (“Sprouts Management” and, together with Holdings, LLC, Holdings Overseas, Sprouts Incentive and Sprouts Coinvest, the “Apollo Funds”). AP Sprouts Holdings (Overseas) GP, LLC (“Holdings Overseas GP”) is the general partner of Holdings Overseas. Apollo Investment Fund VI, L.P. (“AIF VI”) is the sole member of Holdings LLC. Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI. Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI, and Apollo Principal Holdings I, L.P. (“Principal I”) is the sole member and manager of ACM VI. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I.
Apollo Management VI, L.P. (“Management VI”) is the manager of Holdings LLC, Holdings Overseas GP, Sprouts Incentive, Sprouts Coinvest, Sprouts Management and AIF VI. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of each of International GP and Apollo Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers of Principal I GP, and the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control over the shares of our common stock held by the Apollo Funds.
Each of the Apollo Funds disclaims beneficial ownership of all shares of our common stock and any other equity interests of ours that are held of record or beneficially owned by the other Apollo Funds, and Holdings Overseas GP, AIF VI, Advisors VI, ACM VI, Principal I, Principal I GP, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP (collectively, the “Apollo Entities”) each disclaims beneficial ownership of all shares of our common stock and any other equity interests of ours that are held of record by the Apollo Funds or beneficially owned by any of the Apollo Funds or the Apollo Entities.
The address of each of Holdings LLC, Holdings Overseas, Sprouts Incentive, Sprouts Coinvest, Sprouts Management, Holdings Overseas GP, AIF VI, Advisors VI, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management VI, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(5)	Stan Boney, Shon Boney, Brad Denton, Kevin Easler and Scott Wing constitute the trust protector committee of the SFM Liquidating Trust and, as such, share voting and dispositive power over 45,675,857 shares of our common stock held thereby. The holders of units of the Trust have no power to direct the voting or disposition of such shares of our common stock. However, concurrently with the pricing of this offering, the Trust redeemed in-kind Trust units held by the selling stockholders listed in the table, in exchange for the shares of our common stock to be sold by such holders, subject to the satisfaction by such holders of certain conditions (including execution of a lock-up agreement described under “Underwriting”). In addition, as promptly as practicable following completion of this offering, the Trust will liquidate, distributing all of the shares of our common stock held by it and not sold in this offering to its unitholders, subject to satisfaction of certain conditions by each unitholder (including execution of the Stockholders Agreement and a lock-up agreement described under “Underwriting” by each unitholder).

(6)	Includes 1,389,773 shares held in escrow by JPMorgan Chase Bank, National Association, as escrow agent (referred to as the “Escrow Agent”), pursuant to the Escrow Agreement dated as of May 29, 2012 (referred to as the “Escrow Agreement”), by and among Sprouts, KMCP Grocery Investors, LLC (referred to as “KMCP”), the Escrow Agent and the other parties named therein. The Escrow Agreement provides that such shares shall be held in escrow, subject to certain exceptions, until May 29, 2015 to provide indemnity with respect to potential claims against Sprouts relating to the business of Sunflower prior to the Sunflower Transaction. KMCP, which owns a 51.03% pecuniary interest in the shares held in escrow, as representative of itself and the other former owners of Sunflower whose shares are held in escrow, has the right to direct the voting of all such shares. The managing member of KMCP is CalPERS Corporate Partners, LLC, whose manager is KMCP Advisors II, LLC (referred to as “KMCP Advisors”). Timothy Kelleher and Douglas Meltzer are managing members of KMCP Advisors. Each of CalPERS Corporate Partners, KMCP Advisors, Timothy Kelleher and Douglas Meltzer disclaims beneficial ownership of any securities, except to the extent of their individual pecuniary interest therein. The address of each of KMCP, CalPERS Corporate Partners, LLC, KMCP Advisors and Messrs. Kelleher and Meltzer is 12526 High Bluff Drive, Suite 260, San Diego, CA 92130.
(7)	Each selling stockholder holds units of the SFM Liquidating Trust, which as noted in the table above beneficially owns 45,675,857 shares of common stock. As described in note 5 above, concurrently with the pricing of this offering, the Trust redeemed in-kind Trust units held by such selling stockholder in exchange for the shares of common stock to be sold thereby in this offering. In addition, as promptly as practicable following the closing of this offering, the Trust will liquidate and distribute the remaining shares of common stock beneficially underlying the Trust units owned by such selling stockholder, if any. Selling stockholders have no power to direct the voting or disposition of the shares of common stock held by the Trust underlying the Trust units owned thereby, and accordingly, no beneficial ownership of such stock.
(8)	The amount listed includes 13,009 shares underlying Trust units owned of record by the selling stockholder and his spouse and 6,192 shares underlying Trust units owned of record by the Equity Trust Company dba Sterling Trust for the benefit of the selling stockholder.
(9)	Upon completion of the in-kind redemption, each of the trustees of the David and Kathleen Billings Family Trust, David and Kathleen Billings, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(10)	Upon completion of the in-kind redemption, each of the trustees of the James F. Bogart and Dorinda E. Bogart Revocable Trust, James F. Bogart and Dorinda E. Bogart, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(11)	Upon completion of the in-kind redemption, each of the trustees of The Boyle Family Revocable Trust, Thomas Boyle and Michele Boyle, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and dispositive power with respect to such shares.
(12)	Upon completion of the in-kind redemption, the shares beneficially owned by the selling stockholder will be held through an individual retirement account.
(13)	Upon completion of the in-kind redemption, the shares owned of record by the selling stockholder will be held jointly by Alisa Chandler and Robert Chandler, and such stockholders will have shared voting and investment power with respect to such shares.
(14)	Upon completion of the in-kind redemption, the shares owned of record by the selling stockholder will be held jointly by Debra and Edward Charton, and such stockholders will have shared voting and investment power with respect to such shares.
(15)	Upon completion of the in-kind redemption, the shares owned of record by the selling stockholder will be held jointly by Darlene M. Darr and Dennis M. Darr, and such stockholders will have shared voting and investment power with respect to such shares.

(16)	Upon completion of the in-kind redemption, each partner of the Dash Development Partnership, Darryl Hall and Steven Abramovitz, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(17)	Upon completion of the in-kind redemption, each of the trustees of the Eisman Family Trust, Jerome N. Eisman and Karen E. Eisman, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(18)	Upon completion of the in-kind redemption, the trustee of the Alan L. Harris Separate Property Trust, Alan L. Harris, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have sole voting and dispositive power with respect to such shares.
(19)	Upon completion of the in-kind redemption, the trustee of the Christine H. Harris Separate Property Trust, Christine H. Harris, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have sole voting and investment power with respect to such shares.
(20)	Upon completion of the in-kind redemption, each of the trustees of the Robert B. & Kerry Dru Hepler Living Trust, Robert B. Hepler and Kerry Dru Hepler, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(21)	Upon completion of the in-kind redemption, each of the trustees of the Paul W. and Darcy S. Hicks Revocable Trust, Paul W. Hicks and Darcy S. Hicks, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(22)	Upon completion of the in-kind redemption, the general partners of the selling stockholder, Robert Klauber and Lori Unger, may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder.
(23)	Upon completion of the in-kind redemption, the trustee of the David B. Lasco Revocable Trust of 2006, David B. Lasco, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have sole voting and dispositive power with respect to such shares.
(24)	Upon completion of the in-kind redemption, each of the trustees of the Nichelson Intervivos Trust, Jared M. Nichelson and Gretchen K. Nichelson (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(25)	Mr. Nielsen served as the Vice President – Warehouse of Sprouts from May 2005 until May 2011.
(26)	Upon completion of the in-kind redemption, each of the trustees of the Nova Revocable Trust, James L. Nova and Gail R. Nova, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(27)	Nubian Sage Partnership is an Arizona general partnership. Upon completion of the in-kind redemption, each of the partners of Nubian Sage, Mark West and Kevin Johnson, (a) may be deemed to have beneficial ownership of the shares owned of record by Nubian Sage, and (b) will have shared voting and investment power with respect to such shares.
(28)	Osage, LLC is a tribally owned business formed and wholly owned by The Osage Nation located in Pawhuska, Oklahoma. Osage, LLC is managed by an Enterprise Board that, upon completion of the in-kind redemption, will hold voting and investment power with respect to the shares held by Osage, LLC.
(29)	Upon completion of the in-kind redemption, each of the trustees of the Ryan Family Trust, Michael K. Ryan and Cheryl L. Ryan, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.

(30)	The general partners of the selling stockholder are SLS Westcoast Trust and Terry L. Schwartz Management Trust. Upon completion of the in-kind redemption, each of Stephen L. Schwartz (trustee of SLS Westcoast Trust) and Terry L. Schwartz (as trustee of Terry L. Schwartz Management Trust) (i) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (ii) will have shared voting and investment power with respect to such shares.
(31)	Upon completion of the in-kind redemption, each of the trustees of the Scott Family Trust, Jonathan W. Scott and Debra B. Scott, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and dispositive power with respect to such shares.
(32)	Upon completion of the in-kind redemption, each of the trustees of The Silver Family Trust, Lee Silver and Gail Silver, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(33)	Three Pac Management, LLC is the general partner of Three Pac Holdings LLLP, and Gregory M. Sir is the sole manager of Three Pac Management, LLC. Upon completion of the in-kind redemption, the general partner may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder and will have sole voting and investment power with respect to such shares.
(34)	Upon completion of the in-kind redemption, each of the trustees of The Harold and Patricia Snyder Family Trust, Harold R. Snyder and Patricia E. Pharr-Snyder, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(35)	Upon completion of the in-kind redemption, each of the trustees of the David P. Valentine and Linda A. Valentine Revocable Living Trust, David P. Valentine and Linda A. Valentine, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.
(36)	The amount listed includes (a) 27,892 shares underlying Trust units owned of record by Gilboa Asset Management LLC, which is co-managed by the selling stockholder and his spouse, and (b) 9,430 shares underlying Trust units held by the Irvin J. Whitten and Mali Whitten Revocable Trust.
(37)	Upon completion of the in-kind redemption, each of the trustees of the Ziment Family Trust, Howard and Judith Ziment, (a) may be deemed to have beneficial ownership of the shares owned of record by the selling stockholder, and (b) will have shared voting and investment power with respect to such shares.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that became effective upon the corporate conversion.

Common Stock

As of July 29, 2013, after giving effect to the corporate conversion, there were 125,956,729 shares of our common stock outstanding, held by 13 stockholders of record, and no shares of our preferred stock outstanding. Immediately after the closing of this offering, there will be 143,658,944 shares of our common stock outstanding, or 146,433,944 shares if the underwriters’ option to purchase additional shares is exercised in full.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of July 29, 2013, after giving effect to the corporate conversion, we had outstanding stock options to purchase an aggregate of 11,628,177 shares of our common stock under our 2011 Option Plan. We have adopted the 2013 Incentive Plan to replace our 2011 Option Plan upon the completion of this offering. Under the 2013 Incentive Plan, 10,089,072 shares will be reserved for issuance pursuant to incentive awards.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

We are governed by the Delaware General Corporation Law (referred to as the “DGCL”). Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deterring, or preventing another party from acquiring control of our company. These provisions, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire our company.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairperson of our board or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board Composition.” In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

No Cumulative Voting

Our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of the stockholder’s shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover or otherwise.

Amendment of Charter Provisions

The amendment of the above provisions of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Limitations of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our team members and other agents, to the fullest extent permitted by the DGCL, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, on or prior to the closing of this offering, we will enter into indemnification agreements with each of our current directors and executive officers. These agreements will provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines, and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SFM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of July 29, 2013, after giving effect to the corporate conversion, upon the closing of this offering, 143,658,944 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and assuming no exercise of outstanding options prior to the closing of this offering. In addition, options to acquire 11,628,177 shares of common stock are outstanding under the 2011 Option Plan (as a result of the conversion of existing options to buy limited liability company units into options to buy common stock pursuant to the corporate conversion). Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144 under the Securities Act, or are subject to lock-up agreements with the underwriters of this offering and/or the Stockholders Agreement, as described below. Following the expiration of the lock-up period pursuant to any such lock-up agreements, but subject to the Stockholders Agreement, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding at the time of such sale, which will equal 1,436,589 shares as of the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares will have entered into lock-up agreements and, in most cases, the Stockholders Agreement as described under “Certain Relationships and Related Party Transactions—Stockholders Agreement” and under “Underwriting,” and their restricted shares will become eligible for sale only following expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our team members, executive officers, directors, or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting,” and will become eligible for sale only following expiration of those agreements.

Lock-Up Agreements

We and our officers, directors, and holders of substantially all of our common stock on the date of this prospectus, including the selling stockholders and unit holders of the Trust who receive shares of our common stock in exchange for units of the Trust, have entered into lock-up agreements with the underwriters providing, subject to certain exceptions, that we and they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. In addition, participants in the directed share program described under “Underwriting—Directed Share Program” who purchase more than $1.0 million of common stock will be subject to similar restrictions during the 25-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. The 180-day and 25-day lock-up periods may be extended under certain circumstances where we release, or pre-announce a release of, our earnings shortly before or after the termination of the 180-day period or 25-day period, as the case may be, or we announce material news or a material event shortly before the termination of the 180-day period or 25-day period, as the case may be, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such extension. See “Underwriting.”

Transfer Restrictions under the Stockholders Agreement

In addition, in connection with the corporate conversion, we entered into the Stockholders Agreement with current stockholders holding approximately 99.6% of our outstanding shares of common stock effective as of the pricing of this offering. Each unitholder of the Trust will also be required to become a party to the Stockholders Agreement prior to receipt of any shares of our common stock, whether in connection with sales of common stock as a selling stockholder in this offering, upon liquidation of the Trust, or otherwise. The Stockholders Agreement limits transfers of shares of our common stock by stockholders party thereto other than the Apollo Funds, prior to October 31, 2014 (subject to a potential extension of up to 90 days), subject to certain exceptions. However, the Apollo Funds and substantially all other holders of our common stock will be prohibited under the lock-up agreements described under “—Lock-Up Agreements” above from selling any shares prior to 180 days after the date of this prospectus. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Underwriting.”

Registration Rights under the Stockholders Agreement

The Stockholders Agreement provides the Apollo Funds with certain demand registration rights and provides the other stockholders party thereto with piggyback and tag-along rights in connection therewith. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our Incentive Plans. The Form S-8 registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Team Member Benefit and Stock Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of our common stock applicable to non-U.S. holders (as defined below) who purchase our common stock pursuant to this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (referred to as the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or IRS, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders subject to the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders deemed to sell our common stock under the constructive sale provisions of the Code and holders who hold our common stock as part of a straddle, hedge, synthetic security or conversion transaction), nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Information Reporting and Backup Withholding

As discussed above under “Dividend Policy,” we currently have no plans to pay regular dividends on our common stock. In the event that we do pay dividends, generally we or certain financial middlemen must report annually to the Internal Revenue Service (referred to as the “IRS”) and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides to us or our paying agent a properly executed IRS Form

W-8BEN or W-8ECI (as applicable) or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The certification procedures described in the above paragraph will satisfy these certification requirements as well. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except that information reporting (but generally not backup withholding) may apply to payments if the broker is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, and any excess refunded, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislation Relating to Foreign Accounts

Under the Foreign Account Tax Compliance Act (referred to as “FATCA”), a 30% withholding tax will generally apply to dividends on, or gross proceeds from the sale or other disposition of, common stock paid to a foreign financial institution unless the foreign financial institution (i) enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (ii) is resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the financial entity complies with related information reporting requirements of such country. A foreign financial institution generally is a foreign entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) as a substantial portion of its business, holds financial assets for the benefit of one or more other persons, or (iii) is an investment entity that, in general, primarily conducts as a business on behalf of customers trading in certain financial instruments, individual or collective portfolio management or otherwise investing, administering, or managing funds, money or certain financial assets on behalf of other persons. In addition, FATCA generally imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In either case, such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014, and payments of gross proceeds made on or after January 1, 2017.

Investors should consult their tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Dividends

As discussed above under “Dividend Policy,” we currently have no plans to make distributions of cash or other property on our common stock. In the event that we do make distributions of cash or other property on our common stock, generally such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero. Any excess will be treated as capital gain from the sale of our common stock in the manner described under “—Gain on Sale or Other Disposition of Our Common Stock” below.

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if required by an applicable income tax treaty, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides us or our paying agent with certain forms, including IRS Form W-8ECI (or any successor form), and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation and receives effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate), subject to certain adjustments.

Under applicable U.S. Treasury regulations, a non-U.S. holder is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty (including providing us or our paying agent with an IRS Form W-8BEN, or other appropriate form, certifying such non-U.S. holder’s entitlement to benefits under a treaty). Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (referred to as a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation may also be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain recognized by an individual described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. Even if we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering, and Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	6,475,000
Credit Suisse Securities (USA) LLC	5,550,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,850,000
Apollo Global Securities, LLC	925,000
Barclays Capital Inc	925,000
Deutsche Bank Securities Inc	925,000
UBS Securities LLC	925,000
Guggenheim Securities, LLC	647,500
WR Securities, LLC	277,500

Total	18,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,775,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this op tion, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,775,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.99	$0.99
Total	17,525,193	20,272,443

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$0.99	$0.99
Total	789,807	789,807

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.594 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock on the date of this prospectus, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing team member benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SFM.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market, or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.6 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. of up to $50,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

Affiliates of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. act as joint lead arrangers and joint bookrunners under our Credit Facility, and an affiliate of Apollo Global Securities, LLC, acted as an arranger. An affiliate of Credit Suisse Securities (USA) LLC serves as administrative and collateral agent thereunder, an affiliate of Goldman, Sachs & Co. serves as syndication agent thereunder and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as co-documentation agent thereunder. Certain of the underwriters and their affiliates are also parties to and lenders under our Credit Facility. We paid arrangement fees to affiliates of Goldman, Sachs & Co., and Credit Suisse Securities (USA) LLC, as the joint lead arrangers and joint bookrunners, and to an affiliate of Apollo Global Securities, LLC, as an arranger.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 5.0% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, team members and other individuals associated with us and members of their respective families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1.0 million of common stock will be subject to a 25-day lock-up restriction with respect to any shares sold to them pursuant to the directed share program. This lock-up will have similar restrictions and an identical extension provision to the 180-day lock-up restrictions described above. Any shares of common stock sold to our directors, executive officers or selling stockholders pursuant to the directed share program will be subject to the 180-day lock-up restrictions described above.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each referred to as a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (referred to as the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (referred to as the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (referred to as the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (referred to as the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (referred to as “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (referred to as “FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (referred to as “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (referred to as “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Conflicts of Interest

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. Rule 5121 permits Apollo Global Securities, LLC to participate in the offering notwithstanding this conflict of interest because Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, the underwriters primarily responsible for managing this offering, satisfy the criteria required by Rule 5121(f)(12)(E) and neither Goldman, Sachs & Co., nor Credit Suisse Securities (USA) LLC nor their respective affiliates have a conflict of interest with us. In accordance with Rule 5121, Apollo Global Securities, LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters are being represented by Davis Polk & Wardwell LLP in connection with the offering. The selling stockholders are being represented by Weiss Brown PLLC in connection with the offering.

EXPERTS

The financial statements of Sprouts Farmers Market, Inc. as of January 1, 2012 and December 30, 2012 and for each of the three years in the period ended December 30, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Sprouts Farmers Markets, LLC as of December 26, 2010 and April 17, 2011 and for the periods ended December 26, 2010 and April 17, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, has audited financial statements of Sunflower Farmers Markets, Inc. as of December 31, 2011, and for the year ended December 31, 2011, as set forth in their report. We have included financial statements of Sunflower Farmers Markets, Inc. in this prospectus and elsewhere in the registration statement in reliance on Ehrhardt Keefe Steiner & Hottman PC’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.sprouts.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for
Sprouts Farmers Market, Inc. and Subsidiaries:

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of January 1, 2012 and December 30, 2012	F-4
Consolidated Statements of Operations for the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012	F-5
Consolidated Statements of Stockholders’ Equity for the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012	F-6
Consolidated Statements of Cash Flows for the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012	F-7
Notes to Consolidated Financial Statements	F-9

Consolidated Balance Sheets as of December 30, 2012, March 31, 2013 and March 31, 2013 pro forma (unaudited)	F-50
Consolidated Statements of Operations for the thirteen weeks ended April 1, 2012 and March 31, 2013 (unaudited)	F-51
Consolidated Statements of Stockholders’ Equity for the fifty-two weeks ended December 30, 2012 and the thirteen weeks ended March 31, 2013 (unaudited)	F-52
Consolidated Statements of Cash Flows for the thirteen weeks ended April 1, 2012 and March 31, 2013 (unaudited)	F-53
Notes to Unaudited Consolidated Financial Statements	F-54

Financial Statements for Sunflower Farmers Markets, Inc.:

Independent Auditors’ Report	F-65
Balance Sheet as of December 31, 2011	F-66
Statement of Income for the fiscal year ended December 31, 2011	F-67
Statement of Changes in Stockholders’ Deficit for the fiscal year ended December 31, 2011	F-68
Statement of Cash Flows for the fiscal year ended December 31, 2011	F-69
Notes to Financial Statements	F-70

Balance Sheets as of March 31, 2012 (unaudited) and December 31, 2011	F-85
Statements of Income for the fiscal quarters ended March 31, 2012 (unaudited) and April 2, 2011 (unaudited)	F-86
Statement of Changes in Stockholders’ Deficit for the fiscal quarter ended March 31, 2012 (unaudited)	F-87
Statements of Cash Flow for the fiscal quarters ended March 31, 2012 (unaudited) and April 2, 2011 (unaudited)	F-88
Notes to Unaudited Financial Statements	F-89

Consolidated Financial Statements for
Sprouts Farmers Markets, LLC and Subsidiaries (“Sprouts Arizona”):

Report of Independent Auditors	F-93
Consolidated Balance Sheets as of April 17, 2011 and December 26, 2010	F-94
Consolidated Statements of Operations for the 16 weeks ended April 17, 2011 and the 52 weeks ended December 26, 2010	F-95
Consolidated Statements of Membership Equity for the 16 weeks ended April 17, 2011 and the 52 weeks ended December 26, 2010	F-96
Consolidated Statements of Cash Flows for the 16 weeks ended April 17, 2011 and the 52 weeks ended December 26, 2010	F-97
Notes to Consolidated Financial Statements	F-99

Consolidated Financial Statements

for

Sprouts Farmers Market, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Sprouts Farmers Market, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sprouts Farmers Market, Inc. and its subsidiaries at December 30, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Phoenix, Arizona

April 22, 2013, except for the effects of the presentation of Net income (loss) per share discussed in Note 22 to the consolidated financial statements, as to which the date is May 9, 2013 and except for the effects of the Corporate Conversion described in Note 1 to the consolidated financial statements, as to which the date is July 29, 2013

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	January 1, 2012	December 30, 2012

ASSETS
Current assets:
Cash and cash equivalents	$14,542	$67,211
Accounts receivable, net	3,763	8,415
Inventories	63,618	98,382
Prepaid expenses and other current assets	5,661	4,521
Deferred income tax asset	15,880	24,592

Total current assets	103,464	203,121
Property and equipment, net of accumulated depreciation	221,343	303,166
Intangible assets, net of accumulated amortization	190,423	196,772
Goodwill	199,399	368,078
Other assets	3,770	9,521
Deferred income tax asset	43,247	22,578

Total assets	$761,646	$1,103,236

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$53,945	$82,721
Accrued salaries and benefits	12,874	21,397
Other accrued liabilities	21,000	27,561
Current portion of capital and financing lease obligations	2,248	3,379
Current portion of long-term debt	573	1,788

Total current liabilities	90,640	136,846
Long-term capital and financing lease obligations	73,161	104,260
Long-term debt	294,191	424,756
Other long-term liabilities	36,201	50,619

Total liabilities	494,193	716,481

Commitments and contingencies
Stockholders’ equity:
Undesignated preferred stock; $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, 110,000,000 shares issued and outstanding, January 1, 2012; 125,956,721 shares issued and outstanding, December 30, 2012	110	126
Additional paid-in capital	295,694	395,480
Accumulated deficit	(28,351)	(8,851)

Total stockholders’ equity	267,453	386,755

Total liabilities and stockholders’ equity	$761,646	$1,103,236

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Net sales	$516,816	$1,105,879	$1,794,823
Cost of sales, buying and occupancy	366,947	794,905	1,264,514

Gross profit	149,869	310,974	530,309
Direct store expenses	114,463	238,245	368,323
Selling, general and administrative expenses	23,277	58,528	86,364
Amortization of Henry’s trade names and capitalized software	867	32,202	—
Store pre-opening costs	2,341	1,338	2,782
Store closure and exit costs	354	6,382	2,155

Income (loss) from operations	8,567	(25,721)	70,685
Interest expense	(681)	(19,813)	(35,488)
Other income	295	358	562
Loss on extinguishment of debt	—	—	(992)

Income (loss) before income taxes	8,181	(45,176)	34,767
Income tax (provision) benefit	(3,320)	17,731	(15,267)

Net income (loss)	$4,861	$(27,445)	$19,500

Net income (loss) per share:
Basic	$0.08	$(0.28)	$0.16
Diluted	$0.08	$(0.28)	$0.16
Weighted average shares outstanding:
Basic	64,350	96,954	119,427

Diluted	64,350	96,954	121,781

Pro forma net income per share (unaudited):
Basic			$0.14
Diluted			$0.14
Pro forma weighted average shares outstanding (unaudited):
Basic			134,749

Diluted			136,597

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Shares	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)	S&F Equity	Total Stockholders’ Equity
Balances at January 3, 2010	—	—	$—	$—	$157,932	$157,932
Net transactions with S&F	—	—	—	—	(6,133)	(6,133)
Net income	—	—	—	—	4,861	4,861

Balances at January 2, 2011	—	—	—	—	156,660	156,660
Net transactions with S&F	—	—	—	—	(12,732)	(12,732)
Net income prior to Close Date	—	—	—	—	906	906
Contribution of net assets from S&F	—	—	—	—	14,105	14,105
Capitalization as a result of Transaction	—	—	158,939	—	(158,939)	—
Issuance of shares to Apollo	64,350,000	64	205,936	—	—	206,000
Issuance of shares to Liquidating Trust	45,650,000	46	146,091	—	—	146,137
Equity contribution by Apollo	—	—	8,000	—	—	8,000
Distribution to S&F as a result of the Transaction	—	—	(274,635)	—	—	(274,635)
Deferred tax asset resulting from the Transaction	—	—	47,589	—	—	47,589
Net loss following the Close Date	—	—	—	(28,351)	—	(28,351)
Equity-based compensation	—	—	3,774	—	—	3,774

Balances at January 1, 2012	110,000,000	110	295,694	(28,351)	—	267,453
Net income	—	—	—	19,500	—	19,500
Issuance of shares to stockholders	831,314	1	4,999	—	—	5,000
Issuance of shares related to Sunflower acquisition	14,898,136	15	89,590	—	—	89,605
Issuance of shares	62,271	—	—	—	—	—
Issuance of shares under Option Plan, net of shares withheld	189,585	—	549	—	—	549
Repurchase of shares	(24,585)	—	(148)	—	—	(148)
Excess income tax benefit in equity	—	—	143	—	—	143
Equity-based compensation	—	—	4,653	—	—	4,653

Balances at December 30, 2012	125,956,721	$126	$395,480	$(8,851)	$—	$386,755

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Cash flows from operating activities
Net income (loss)	$4,861	$(27,445)	$19,500
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	14,163	54,645	35,773
Accretion of asset retirement obligation	—	36	237
Amortization of financing fees and debt issuance costs	—	1,546	2,590
Loss on disposal of property and equipment	—	—	2,704
Gain on sale of intangible assets	—	—	(134)
Equity-based compensation	111	3,774	4,653
Asset impairment	11	—	—
Loss on extinguishment of debt	—	—	992
Deferred income taxes	2,314	(19,753)	13,853
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(491)	1,559	(2,861)
Inventories	(7,155)	1,837	(1,442)
Prepaid expenses and other current assets	(449)	(794)	3,337
Other assets	—	224	(4,586)
Accounts payable	3,143	15,175	(4,673)
Accrued salaries and benefits	936	1,556	2,956
Other accrued liabilities	4,778	7,318	1,533
Other long-term liabilities	—	12,706	9,999

Net cash provided by operating activities	22,222	52,384	84,431

Cash flows from investing activities
Purchases of property and equipment	(16,698)	(27,572)	(46,485)
Proceeds from disposal of property and equipment	12	—	9,657
Payments for business combinations, net of cash acquired	—	(232,911)	(129,875)
Investment in capitalized software	(373)	(22)	—

Net cash used in investing activities	(17,059)	(260,505)	(166,703)

Cash flows from financing activities
Borrowings on line of credit	—	23,000	3,000
Payments on line of credit	—	(23,000)	(3,000)
Borrowings on term loan	—	296,050	97,247
Payments on term loan	—	(2,325)	(2,575)
Payments on capital lease obligations	—	(272)	(439)
Payments on financing lease obligations	—	(1,204)	(2,377)
Payment of deferred financing costs	—	(3,023)	(401)
Proceeds from issuance of shares to Apollo Funds in Henry’s Transaction	—	206,000	—
Equity contribution by Apollo Funds	—	8,000	—
Distribution to S&F as a result of the Henry’s Transaction	—	(274,635)	—
Net transactions with S&F	(6,889)	(12,732)	—
Cash from landlord related to financing lease obligations	412	1,886	2,942
Proceeds from the issuance of Senior Subordinated Notes	—	—	35,000
Excess tax benefit for exercise of options	—	—	143
Proceeds from the issuance of shares	—	—	5,549
Repurchase of shares	—	—	(148)

Net cash provided by (used in) financing activities	(6,477)	217,745	134,941

Net increase (decrease) in cash and cash equivalents	(1,314)	9,624	52,669
Cash and cash equivalents at beginning of the period	6,232	4,918	14,542

Cash and cash equivalents at the end of the period	$4,918	$14,542	$67,211

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

(IN THOUSANDS)

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Supplemental disclosure of cash flow information
Cash paid for interest	$683	$13,863	$32,395
Cash paid for income taxes	3,320	3,421	1,626

Supplemental disclosure of non-cash investing and financing activities
Property and equipment in accounts payable	$1,779	$2,137	$8,679
Property acquired through capital and financing lease obligations	—	1,479	10,686
Issuance of shares to business combinations	—	146,137	89,605
Contribution of net assets from S&F	—	14,105	—
Deferred financing costs netted against term loan proceeds	—	13,950	2,753
Deferred tax asset resulting from the business combinations	—	47,589	1,896

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Sprouts Farmers Market, Inc., a Delaware corporation is the parent company of Sprouts Farmers Markets Holdings, LLC (“Intermediate Holdings”) which, through its subsidiaries, operates as a specialty retailer of natural and organic food, offering a complete shopping experience that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. As of December 30, 2012, the Company operated 148 stores in Arizona, California, Colorado, New Mexico, Nevada, Oklahoma, Texas and Utah. For convenience, the “Company” is used to refer collectively to Sprouts Farmers Market, Inc. and, unless the context requires otherwise, its subsidiaries. The Company’s store operations are conducted by its subsidiaries.

Our certificate of incorporation and bylaws provide for a classified board of directors with staggered three-year terms, consisting of three classes.

The Henry’s Transaction

In 2002, Sprouts Farmers Markets, LLC, an Arizona limited liability company (“Sprouts Arizona”) opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2011, as part of a transaction led by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (the “Apollo Funds”), Sprouts Arizona combined with Henry’s Holdings LLC (“Henry’s”), which operated 35 Henry’s stores in California and eight stores in Texas under the Sun Harvest Market banner. In a series of integrated transactions referred to as the “Henry’s Transaction,” (1) Sprouts Arizona entered into a Membership Interest Purchase Agreement to acquire all of the outstanding membership interests of Henry’s from Henry’s former parent, Smart & Final (“S&F”), (2) prior to the consummation of the Henry’s Transaction, Sprouts Arizona assigned the Membership Interest Purchase Agreement, including the right to purchase Henry’s, to Intermediate Holdings (a wholly-owned subsidiary of the Company), (3) the Company (through its wholly-owned subsidiary, Intermediate Holdings) paid $274.6 million to S&F for the membership interests of Henry’s pursuant to the terms of the Membership Interest Purchase Agreement, (4) Sprouts Arizona contributed substantially all of the assets and liabilities relating to the Sprouts Farmers Market business to its wholly-owned subsidiary, SFM LLC (“SFM”), (5) Sprouts Arizona contributed SFM to Intermediate Holdings, and (6) the Company issued (a) 64,350,000 shares (representing a 58.5% ownership interest in the Company) to the Apollo Funds for a combined equity contribution of $214.0 million and (b) 45,650,000 shares (representing a 41.5% ownership interest in the Company) to Sprouts Arizona, which subsequently transferred such shares to a newly formed trust for the benefit of the members of Sprouts Arizona (referred to as the “Liquidating Trust”). The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”).

Apollo held a controlling interest in S&F, Henry’s former parent, prior to the Henry’s Transaction and continued to hold a controlling interest in the Company afterwards. Due to Apollo’s continued controlling interest, the Henry’s Transaction resulted in Henry’s financial statements becoming the financial statements of the Company, followed immediately by the acquisition by the Company of the Sprouts Farmers Market business. As a result, the Company was determined to be the accounting acquirer, effective April 18, 2011. Accordingly, the consolidated financial statements for the period from January 3, 2011 through April 17, 2011 include the assets, liabilities, revenues and expenses directly attributable to Henry’s operations and allocations of certain corporate expenses from S&F. See Note 2 below, “Basis of Presentation,” for further discussion. Commencing on April 18, 2011, the consolidated financial statements also include the financial position, results of operations and cash flows of Sprouts Arizona.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sunflower Transaction

In May 2012, the Company acquired Sunflower Farmers Markets, Inc., a Delaware corporation (the “Sunflower Transaction”) that operated 37 Sunflower Farmers Market stores (referred to as “Sunflower”), which increased the Company’s total store count to 143 and extended the Company’s footprint into New Mexico, Nevada, Oklahoma and Utah. The Company’s consolidated financial statements include the financial position, results of operations and cash flows of Sunflower commencing on May 29, 2012.

See Note 4, “Business Combinations,” for additional information about the Henry’s and Sunflower Transactions.

Corporate Conversion

On July 29, 2013, Sprouts Farmers Markets, LLC, a Delaware limited liability company, converted into Sprouts Farmers Market, Inc., a Delaware corporation. As a result of the corporate conversion, the members holding interests in Class A and Class B units of Sprouts Farmers Markets, LLC became holders of common stock of Sprouts Farmers Market, Inc., and options to purchase Class B units of Sprouts Farmers Markets, LLC were converted to options to purchase shares of common stock of Sprouts Farmers Market, Inc. The conversion of units and options to purchase units was on an 11 for 1 basis. The Company refers to this transaction as the “Corporate Conversion.” All equity related disclosures, including share, per share, and option disclosures, have been revised to reflect the effects of the Corporate Conversion, including the 11 for 1 exchange.

The purpose of the Corporate Conversion was to reorganize the corporate structure so that the top-tier entity in the corporate structure, the entity that is offering common stock to the public in this offering, is a corporation rather than a limited liability company and so that the existing investors will own the Company’s common stock rather than equity interests in a limited liability company.

2. Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements through April 17, 2011 include assets, liabilities, revenues and expenses directly attributable to the Henry’s operations and allocations of certain corporate expenses from S&F. These expenses were allocated to Henry’s on a basis that was considered to reflect fairly or reasonably the utilization of the services provided to, or the benefit obtained by, Henry’s. Historical financial statements do not reflect the debt or interest expense Henry’s might have incurred if it had been a stand-alone entity. As a result, the historical financial statements do not necessarily reflect what the financial position or results of operations would have been if Henry’s had been operated as a stand-alone entity during the periods presented, and may not be indicative of the Company’s future results of operations and financial position.

At April 18, 2011, certain assets and liabilities, including certain property and equipment, liabilities and deferred taxes, of Henry’s were contributed from S&F, which is reflected as a net contribution through equity, totaling $14.1 million.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has one reportable and one operating segment. The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM bears ultimate responsibility for, and is actively engaged in, the allocation of resources and the evaluation of the Company’s operating and financial results.

The Company categorizes its products as perishable and non-perishable. Perishable product categories include produce, meat, seafood, deli and bakery. Non-perishable product categories include grocery, vitamins and supplements, bulk items, dairy and dairy alternatives, frozen foods, beer and wine, and natural health and body care. The following is a breakdown of the Company’s perishable and non-perishable sales mix:

	2010	2011	2012
Perishables	47.5%	49.2%	49.1%
Non-Perishables	52.5%	50.8%	50.9%

Certain prior year amounts have been revised. In 2012, the Company determined that general liability insurance should be presented as direct store expense rather than as cost of sales, buying and occupancy. The Company correctly classified $3.5 million and $1.0 million of general liability expense from cost of sales, buying and occupancy to direct store expenses in its 2011 and 2010 statements of operations, respectively.

All dollar amounts are in thousands, unless otherwise noted.

3. Significant Accounting Policies

Fiscal Years

The Company reports its results of operations on a 52- or 53-week fiscal calendar ending on the Sunday closest to December 31. Fiscal years 2010, 2011, and 2012 ended on January 2, 2011, January 1, 2012 and December 30, 2012, respectively, and included 52-weeks. Fiscal years 2010, 2011, and 2012 are referred to as 2010, 2011, and 2012.

Significant Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical estimates included, but are not limited to: inventory valuations, lease assumptions, sublease assumptions for closed stores, self-insurance reserves, goodwill and intangible assets, impairment of long-lived assets, fair values of equity-based awards and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents are maintained at financial institutions in the United States of America. Deposits in these financial institutions may, from time to time, exceed the Federal Deposit Insurance Corporation’s (“FDIC”) federally insured limits. All

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

credit and debit card transactions are also classified as cash and cash equivalents. The amounts due from banks for these transactions at each reporting date were as follows:

	As Of
	January 1, 2012	December 30, 2012
Due from banks for debit and credit card transactions	$13,699	$18,092

Accounts Receivable

Accounts receivable generally represent billings to vendors for earned rebates and allowances and other items. When a specific account is determined uncollectible, the net recognized receivable is written off. As of December 30, 2012, the Company had recorded an allowance of $0.3 million for certain receivables. As of January 1, 2012, no allowance was recorded.

Inventories

Inventories consist of merchandise purchased for resale, which are stated at the lower of cost or market. The cost method is used for warehouse perishable and store perishable department inventories by assigning costs to each of these items based on a first-in, first-out (FIFO) basis (net of vendor discounts).

Effective January 3, 2011, the Company changed its accounting policy for non-perishable inventories from the lower of cost or market using the retail inventory method (“RIM”) to the lower of cost or market using weighted average costs. The Company’s valuation of its non-perishable inventory using weighted average costs includes statistical and other estimation methods which the Company believes provide a reasonable basis to estimate its inventory values at the end of the respective periods.

The Company believes that this new method for valuing its non-perishable products is preferable as weighted average costs results in a more accurate measure of actual inventory costs than RIM, which involves estimates of inventory costs based on an accumulation of inventory at retail price and purchase costs. The weighted average costs method of valuing inventory will also improve the comparability of the Company’s financial results with those of its competitors.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 250, “Accounting Changes and Error Corrections,” requires that a change in accounting principle be reported through retrospective application of the new accounting principle to all prior periods, unless impracticable. The Company concluded retrospective application was impracticable for periods prior to 2011 because the information is not available without undue cost and effort. The Company believes the effect of the change in accounting principle as of January 3, 2011 was not material.

The Company believes that all inventories are saleable and no allowances or reserves for shrinkage or obsolescence were recorded as of January 1, 2012 and December 30, 2012.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for major additions and improvements to facilities are capitalized, while maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations. Depreciation expense, which includes the amortization of assets recorded under capital and financing leases, is computed using the straight-line method over the estimated useful lives of the individual assets. Leasehold improvements and assets under capital and financing leases are amortized over the shorter of the lease term to which they relate, or the estimated useful life of the asset. Terms of leases used in the determination of estimated useful lives may include renewal options if the exercise of the renewal option is determined to be reasonably assured.

The following table includes the estimated useful lives of asset classes:

Software and used equipment	3 years
Computer hardware	5 years
Furniture, fixtures and equipment	7 years
Leasehold improvements	up to 15 years
Buildings	40 years

Store development costs, which include costs associated with the selection and procurement of real estate sites, are also included in property and equipment. These costs are included in leasehold improvements and are amortized over the remaining lease term of the successful sites with which they are associated. Certain project costs, including general site selection costs that cannot be identified with a specific store location, are charged to direct store expenses in the accompanying consolidated statements of operations.

Asset Retirement Obligations

The Company’s asset retirement obligations (“ARO”) are related to the Company’s commitment to return leased facilities to the landlord in an agreed upon condition. This may require actions ranging from cleaning to removal of leasehold improvements. The obligation is recorded as a liability with an offsetting capital asset at the inception of the lease term based upon the estimated fair market value of costs to meet the commitment. The liability, included in other long-term liabilities in the consolidated balance sheets, is accreted over time to the projected future value of the obligation. The ARO asset, included in property and equipment in the consolidated balance sheets, is depreciated using the same useful life as the related property.

A reconciliation of the ARO liability is as follows:

	As Of
	January 1, 2012	December 30, 2012
Beginning balance	$580	$1,236
Additions for new facilities	110	132
ARO liability from business combination	531	784
Accretion expense	36	237
Reduction due to lease exits	—	(11)
Adjustments	(21)	(16)

Ending balance	$1,236	$2,362

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Closed Store Reserve

The Company recognizes a reserve for future operating lease payments associated with facilities that are no longer being utilized in its current operations. The reserve is recorded based on the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income is expected to be higher than the lease payments, no accrual is recorded. Lease payments included in the closed store reserve are expected to be paid over the remaining terms of the respective leases. The Company’s assumptions about subtenant income are based on the Company’s experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents and existing economic conditions. Adjustments to the closed store reserve relate primarily to changes in actual or estimated subtenant income and actual lease payments from original estimates. Adjustments are made for changes in estimate in the period in which the change becomes known considering timing of new information regarding the market, subleases or other lease updates. Adjustments in the closed store reserves are recorded in “store closure and exit costs” in the consolidated statements of operations.

Self-Insurance Reserves

The Company uses a combination of insurance and self-insurance programs to provide reserves for potential liabilities associated with general liability, workers’ compensation and employee health benefits. Liabilities for self insurance reserves are estimated through consideration of various factors, which include historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of assets and liabilities acquired. The Company’s indefinite-lived intangible assets consist of trade names related to “Sprouts Farmers Market” and liquor licenses. The Company also holds intangible assets with finite useful lives, consisting of favorable and unfavorable leasehold interests and the “Sunflower Farmers Market” trade name.

Goodwill is evaluated for impairment on an annual basis during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company’s impairment evaluation of goodwill consists of a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company’s qualitative assessment indicates it is more likely than not that the estimated fair value of a reporting unit exceeds its carrying value, no further analysis is required and goodwill is not impaired. Otherwise, the Company follows a two-step quantitative goodwill impairment test to determine if goodwill is impaired. The first step of the quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the Company’s reporting unit exceeds its carrying value, no further analysis or impairment of goodwill is required. If the carrying value of the Company’s reporting unit exceeds its fair value, the fair value of the reporting unit would be allocated to the reporting unit’s assets and liabilities based on the relative fair value, with goodwill written down to its implied fair value, if necessary.

Indefinite-lived assets are evaluated for impairment on an annual basis during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company’s impairment evaluation for its indefinite-lived intangible assets consists of a

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qualitative assessment similar to that for goodwill. If the Company’s qualitative assessment indicates it is more likely than not that the estimated fair value of an indefinite-lived intangible asset exceeds its carrying value, no further analysis is required and the asset is not impaired. Otherwise, the Company compares the estimated fair value of the asset to its carrying amount with an impairment loss recognized for the amount, if any, by which carrying value exceeds estimated fair value.

The Company can elect to bypass the qualitative assessments approach for goodwill and indefinite-lived intangible assets and proceed directly to the quantitative assessments for goodwill or any indefinite-lived intangible assets in any period. The Company can resume the qualitative assessment approach in future periods.

The Company has determined its business consists of a single reporting unit. When applying the quantitative test, the Company determines the fair value of its reporting unit using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies.

The Company completed its goodwill and indefinite-lived intangible asset impairment evaluations as of the first day of the fourth quarter and concluded during 2010, 2011 and 2012 that there was no impairment. The Company also concluded that events and circumstances continued to support classifying its indefinite-lived intangible assets as such. See Note 8, “Intangible Assets” and Note 9, “Goodwill” for further discussion.

Prior to the Henry’s Transaction, the trade names related to “Henry’s Farmers Markets” were accounted for as finite-lived intangible assets and amortized on a straight-line basis over an estimated useful life of 20 years. As a result of the rebranding of the “Henry’s Farmers Markets” locations as “Sprouts Farmers Market” locations following the Henry’s Transaction, the estimated remaining useful lives of these trade names were re-evaluated and amortization was accelerated through the end of their respective useful life in fiscal 2011, when it was subsequently written-off. See Note 8, “Intangible Assets” for further discussion. The trade name related to “Sunflower Farmers Market” meets the definition of a defensive intangible asset and is amortized on a straight line basis over an estimated useful life of 10 years from the date of its acquisition by the Company. Favorable and unfavorable leasehold interests are amortized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, including property and equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The Company groups and evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which independent identifiable cash flows are available. Factors which may indicate potential impairment include a significant underperformance relative to the historical or projected future operating results of the store or a significant negative industry or economic trend. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by that asset. If impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on the discounted future cash flows or comparable market values, if available. The Company did not record any impairment loss during 2010, 2011 or 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Financing Costs

The Company capitalizes certain fees and costs incurred in connection with the issuance of debt. Deferred financing costs are amortized to interest expense over the term of the debt using the effective interest method. For the Revolving Credit Facility, deferred financing costs are amortized on a straight line basis over the term of the facility. Upon prepayment, redemption or conversion of debt, the Company accelerates the recognition of an appropriate amount of financing costs as additional interest expense. The current and noncurrent portions of deferred financing costs are included in prepaid expenses and other current assets and other assets, respectively, in the consolidated balance sheets.

Operating Leases

The Company leases stores, warehouse facilities and administrative offices under operating leases.

Incentives received from lessors are deferred and recorded as a reduction of rental expense over the lease term using the straight-line method. The current portion of unamortized lease incentives is included in other accrued liabilities and the noncurrent portion is included in other long-term liabilities in the accompanying consolidated balance sheets.

Store lease agreements generally include rent abatements and rent escalation provisions and may include contingent rent provisions based on a percentage of sales in excess of specified levels. The Company recognizes escalations of minimum rents and/or abatements as deferred rent and amortizes these balances on a straight-line basis over the term of the lease.

For lease agreements that require the payment of contingent rents based on a percentage of sales above stipulated minimums, the Company begins accruing an estimate for contingent rent when it is determined that it is probable the specified levels of sales in excess of the stipulated minimums will be reached during the year.

Financing Lease Obligations

The Company has recorded financing lease obligations for 22 and 31 store building leases as of January 1, 2012 and December 30, 2012, respectively. In each case, the Company was deemed to be the owner during the construction period under lease accounting guidance. Further, each lease contains provisions indicating continuing involvement with the property at the end of the construction period which include either an affiliate guaranty or contingent collateral. As a result, in accordance with applicable accounting guidance, buildings and related assets subject to the leases are reflected on the Company’s balance sheets and depreciated over their remaining useful lives. The present value of the lease payments associated with these buildings is recorded as financing lease obligations.

Monthly lease payments are allocated between the land element of the lease (which is accounted for as an operating lease) and the financing obligation. The financing obligation is amortized using the effective interest method and the interest rate is determined in accordance with the requirements of sale-leaseback accounting. Lease payments less the portion allocated to the land element of the lease and that portion considered to be interest expense decrease the financing liability. At the end of the initial lease term, should the Company decide not to renew the lease, the net book value of the asset and the corresponding financing obligation would be reversed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The outflows from the construction of the buildings are classified as investing activities, and the outflows associated with the financing obligations principal payments and inflows from the associated financing proceeds are classified as financing activities in the accompanying consolidated statements of cash flows.

Fair Value Measurements

The Company records its financial assets and liabilities in accordance with the framework for measuring fair value in accordance with GAAP. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the impairment analysis of goodwill, intangible assets, long-lived assets and in the valuation of store closure and exit costs.

The determination of fair values of certain tangible and intangible assets for purposes of our goodwill impairment evaluation as described above was based upon level 3 inputs. Closed store reserves are recorded at net present value to approximate fair value which is classified as Level 3 in the hierarchy. The estimated fair value of the closed store reserve is calculated based on the present value of the remaining lease payments and other charges using a weighted average cost of capital, reduced by estimated sublease rentals. The weighted average cost of capital was estimated using information from comparable companies and management’s judgment related to the risk associated with the operations of the stores.

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued salaries and benefits and other accrued liabilities approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions of the Term Loan (as defined in Note 13, “Long-Term Debt”), the fair value of the long-term debt, including current maturities, approximates carrying value as of January 1, 2012 and December 30, 2012. The carrying amount of the Senior Subordinated Promissory Notes (as defined in Note 13, “Long-Term Debt”) approximates fair value as its terms are consistent with current market rates as of December 30, 2012. The Company’s estimates of the fair value of long-term debt (including current maturities) and the Senior Subordinated Promissory Notes were classified as Level 2 in the fair value hierarchy.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting, which requires that the purchase price paid for an acquisition be allocated to the assets and liabilities acquired based on their estimated fair values as of the effective date of the acquisition, with the excess

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the purchase price over the net assets being recorded as goodwill. Acquisition-related costs are considered separate transactions and are expensed as incurred. Acquisition-related costs are classified as selling, general and administrative expenses and consist of costs associated with the Henry’s Transaction in 2011 and costs associated with the Sunflower Transaction in 2012, as follows:

	Year Ended
	January 1, 2012	December 30, 2012
Acquisition-related costs	$5,900	$3,229

See Note 4, “Business Combinations” for further discussion.

Equity-Based Compensation

The Company measures equity-based compensation cost at the grant date based on the fair value of the award and recognizes equity-based compensation cost as expense over the vesting period. As equity-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, the amount of expense has been reduced for estimated forfeitures and trued up for actual forfeitures. The Company’s forfeiture rate is estimated primarily based on historical data. The actual forfeiture rate could differ from these estimates. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value for each option grant. The Black-Scholes option-pricing model requires extensive use of subjective assumptions. See Note 24, “Equity-Based Compensation” for a discussion of assumptions used in the calculation of fair values. Application of alternative assumptions could produce different estimates of the fair value of equity-based compensation and, consequently, the related amounts recognized in the accompanying consolidated statements of operations. The Company recognizes compensation cost for time-based awards on a straight-line basis and for performance-based awards on the graded-vesting method over the vesting period of the awards.

Revenue Recognition

Revenue is recognized at the point of sale. Discounts provided to customers at the time of sale are recognized as a reduction in sales as the discounted products are sold. Sales taxes are not included in revenue. Proceeds from the sale of gift cards are recorded as a liability at the time of sale, and recognized as sales when they are redeemed by the customer. The Company has not applied a gift card breakage rate.

Licensing fees are generated from license agreements related to two former Henry’s stores.

Cost of Sales, Buying and Occupancy

Cost of sales includes the cost of inventory sold during the period, including the direct costs of purchased merchandise (net of discounts and allowances), distribution and supply chain costs, buying costs and supplies. Occupancy costs include store rental, property taxes, utilities, common area maintenance, amortization of favorable or unfavorable leasehold interests and property insurance. The Company recognizes vendor allowances and merchandise volume related rebate allowances as a reduction of inventories during the period when earned and reflects the allowances as a component of cost of sales, buying and occupancy as the inventory is sold.

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Our largest supplier accounted for approximately 17% of total purchases, expressed as a percentage of our cost of sales, buying and occupancy goods, during 2012.

Direct Store Expenses

Direct store expenses consist of store-level expenses such as salaries and benefits, related equity-based compensation, supplies, depreciation and amortization for buildings and store leasehold improvements, equipment and other store specific costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of salaries and benefits costs, related equity-based compensation, advertising, acquisition-related costs and corporate overhead.

The Company charges third-parties to place advertisements in the Company’s in-store guide and newspaper circulars. The Company records consideration received from vendors in connection with cooperative advertising programs as a reduction to advertising costs when the allowance represents a reimbursement of a specific incremental and identifiable cost. Advertising costs are expensed as incurred. Advertising expense was as follows:

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Advertising expense	$9,342	$22,344	$29,238
Vendor rebates	(1,650)	(5,745)	(9,905)

Advertising expense, net of rebates	$7,692	$16,599	$19,333

Store Pre-Opening Costs

Store pre-opening costs include rent expense during construction of new stores and costs related to new store openings, including costs associated with hiring and training personnel and other miscellaneous costs. Store pre-opening costs are expensed as incurred.

Loss on Extinguishment of Debt

The Company recorded a $1.0 million loss on extinguishment of debt in 2012 as a result of the renegotiation of a store lease that was classified as a financing lease obligation.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company’s deferred tax assets are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. Changes in recognition or measurement are reflected in the period in which the judgment occurs. Since becoming a taxable corporation in April 2011, the Company has not recorded any valuation allowances to date on the Company’s deferred income tax assets.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense.

From a tax perspective, in April 2011, the Company acquired Henry’s. Until April 18, 2011, Henry’s was not a separate tax-paying entity. Henry’s was included in the S&F consolidated federal and certain state income tax groups for income tax reporting purposes. For the period through April 17, 2011, the consolidated financial statements have been prepared on the basis as if Henry’s prepared its tax returns and accounted for income taxes on a separate-company basis. As a result of the Henry’s Transaction, for tax purposes, Henry’s was acquired in a taxable asset acquisition. The purchase price was allocated to all identifiable assets with the residual assigned to tax deductible goodwill. The resulting basis differences between the new tax values and historical amounts resulted in a deferred tax asset of $47.6 million being recorded through membership equity. See Note 18, “Income Taxes” for a discussion of the tax deductibility of goodwill.

In May 2012, the Company completed the acquisition of a 100% ownership interest in Sunflower. The acquisition was structured to be a tax-free reorganization. The tax basis of the property acquired in reorganization is equal to the basis in the property recorded by Sunflower just prior to the acquisition. The resulting basis difference between the historical tax amounts and the fair values resulted in net deferred tax assets of $1.9 million being recorded through goodwill.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the fiscal period.

Diluted net income (loss) per share is based on the weighted average number of shares outstanding, plus, where applicable, shares that would have been outstanding related to dilutive options.

Comprehensive Income (Loss)

Comprehensive income (loss) equals net income (loss) for all periods presented.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While ASU 2011-05 changes the presentation of comprehensive income, there are no changes

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to the components that are recognized in net income or other comprehensive income under current accounting guidance. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 deferred certain aspects of ASU 2011-05. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance on January 2, 2012 and such adoption did not have a significant effect on the Company’s consolidated financial statements as it has no components of other comprehensive income and is therefore not required to present a statement of comprehensive income.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends ASC 820, “Fair Value Measurement.” The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The guidance provided in ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company adopted this guidance on January 2, 2012. The adoption of the guidance did not have a significant effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”), which amends ASC 350, “Intangibles-Goodwill and Other”. The objective of the amended guidance is to simplify how entities test goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The guidance provided in ASU 2011-08 is effective for fiscal years beginning after December 15, 2011. The Company adopted this guidance on January 2, 2012. The adoption of this guidance resulted in a change in how the Company performed its goodwill impairment assessment; however, it did not have a significant effect on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment,” which amends ASC 350, “Intangibles-Goodwill and Other”. The amendment guidance simplifies how entities test for impairment of indefinite-lived intangible assets. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount as a basis for determining if performing a quantitative test is necessary. The amendments do not change the measurement of impairment losses. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted and the Company has adopted the guidance as of the first day of the fourth quarter of 2012. The adoption of this guidance resulted in a change in how the Company performed its indefinite-lived intangible asset impairment assessment; however, it did not have a significant effect on its consolidated financial statements.

4. Business Combinations

As discussed in Note 1, “Organization and Description of Business” the Company completed the Henry’s and Sunflower Transactions in April 2011 and May 2012, respectively. Each of these

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

transactions were accounted for as a business combination. The primary reasons for these transactions were to build a larger portfolio of stores under the Sprouts Farmers Market banner and to derive synergies from the combined operations of the companies.

In a business combination, the purchase price is allocated to assets acquired and liabilities assumed based on their fair values, with any excess of purchase price over fair value recognized as goodwill. In addition to reviews of acquired company balance sheets, the Company reviews supply contracts, leases, financial instruments, employment agreements and other significant agreements to identify potential assets or liabilities that require recognition in connection with the application of acquisition accounting under ASC 805. Intangible assets are recognized apart from goodwill when the asset arises from contractual or other legal rights, or is separable from the acquired entity such that it may be sold, transferred, licensed, rented or exchanged either on a standalone basis or in combination with a related contract, asset or liability.

Henry’s Transaction

Pursuant to the terms of the agreements governing the Henry’s Transaction, on the April 18, 2011:

•	The Company (through its wholly-owned subsidiary, Intermediate Holdings) purchased all of the outstanding membership interests of Henry’s for a cash payment of $274.6 million;

•

Sprouts Arizona contributed substantially all of its assets and liabilities to SFM, LLC and the former owners of Sprouts Arizona received 45,650,000 shares (representing a 41.5% ownership interest in the Company), which were subsequently transferred to the Liquidating Trust;

•	Cash distribution of $199.1 million was paid to the Liquidating Trust; and

•	Sprouts Arizona pre-combination debt was extinguished and preferred equity was redeemed.

The $274.6 million payment was accounted for as a distribution to S&F in the Company’s consolidated statements of stockholders’ equity.

Collectively, the consummation of the Henry’s Transaction was financed through issuance of debt by Intermediate Holdings (see Note 13, “Long-Term Debt”), and the issuance of 64,350,000 shares (representing a 58.5% ownership in the Company) to the Apollo Funds for a combined contribution of $214.0 million.

Consideration transferred was determined as follows:

Fair Value of Consideration Transferred
Cash paid to Liquidating Trust	$199,146
Fair value of Company’s shares issued	146,137
Cash paid to extinguish Sprouts Arizona debt (net of cash acquired)	32,085
Cash paid to redeem Sprouts Arizona preferred membership units	1,680

Total purchase price	$379,048

The fair value of our shares issued in connection with the Henry’s Transaction was determined to be $3.33 per share, the fair value as determined as of the acquisition measurement date, which is the date the Henry’s Transaction closed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s allocation of purchase price in the Henry’s Transaction was as follows:

Net assets acquired:
Inventory	$35,105
Other current assets	4,092
Property and equipment	130,219
Intangible assets	188,613
Other assets	1,412
Liabilities assumed:
Current liabilities	(36,519)
Capital lease obligations	(3,990)
Financing lease obligations	(63,162)
Other long-term liabilities	(13,570)
Deferred taxes	(7,756)
Goodwill	144,604

Total purchase price	$379,048

Goodwill was attributed to the assembled workforce of Sprouts Arizona and synergies expected to be achieved from the combined operations of Henry’s and Sprouts Arizona, primarily related to buying and distribution costs, economies of scale for certain direct store expenses and savings on marketing-related selling costs and corporate overhead. Goodwill recorded in the Henry’s Transaction is expected to be deductible for tax purposes.

Identifiable intangible assets acquired consist of the following (in thousands):

Trade names (indefinite-lived)	$182,937
Liquor licenses (indefinite-lived)	247
Favorable leasehold interests (13.5 years weighted average useful life)	5,429

Total intangible assets	$188,613

Sales and net loss of SFM totaling $556.0 million and $44.5 million, respectively, are included in the consolidated results of operations for the year ended January 1, 2012.

Sunflower Transaction

As described in Note 1, “Organization and Description of Business,” effective May 29, 2012 the Company acquired all of the outstanding common and preferred stock of Sunflower in a transaction financed through issuance of debt by Intermediate Holdings (see Note 13, “Long-Term Debt), and the issuance of 14,898,136 shares. Consideration transferred was determined as follows:

Fair Value of Consideration Transferred
Cash paid to Sunflower	$108,517
Fair value of Company’s shares issued	89,605
Cash paid to extinguish Sunflower’s debt, net of cash acquired	21,358

Total purchase price	$219,480

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The fair value of our shares issued in connection with the Sunflower Transaction was determined to be $6.01 per share, the fair value as determined as of the acquisition measurement date, which is the date the Sunflower Transaction closed.

The Company’s allocation of purchase price in the Sunflower Transaction is as follows:

Net assets acquired:
Inventory	$33,321
Deferred tax asset	2,308
Other current assets	3,859
Property and equipment	67,347
Intangible assets	7,416
Other assets	1,246
Liabilities assumed:
Current liabilities	(36,534)
Financing lease obligations	(22,616)
Deferred tax liability	(412)
Other long-term liabilities	(6,103)
Goodwill	169,648

Total purchase price	$219,480

Goodwill was attributed to the assembled workforce of Sunflower and synergies expected to be achieved from the combined operations of the Company and Sunflower, primarily related to buying and distribution costs, economies of scale for certain direct store expenses and savings on marketing-related selling costs and corporate overhead. Goodwill recorded in the Sunflower Transaction is not expected to be deductible for tax purposes.

Identifiable intangible assets consist of the following:

Trade name (10 year useful life)	$1,800
Liquor licenses (indefinite-lived)	1,070
Favorable leasehold interests (12.3 years weighted average useful life)	4,546

Total intangible assets	$7,416

Sales and net income of Sunflower totaling $297.8 million and $8.6 million respectively are included in the consolidated results of operations for the year ended December 30, 2012.

Valuations

The Company engaged an independent valuation firm to assist management with the valuations of acquired inventory, personal property, real estate, favorable and unfavorable leasehold interests and intangible assets for the Henry’s and Sunflower Transactions. Acquired inventory was recorded at net realizable value, with significant estimates relating to the time expected to dispose of inventory, disposal costs and commensurate profit. Personal property, consisting primarily of leasehold improvements and furniture, fixtures and equipment, were valued using the cost method, which requires significant estimates related to replacement costs of acquired personal property, as well as estimates of physical deterioration. Real estate was valued through a combination of income and market approaches and significant estimates underlying these valuations include market comparable pricing and capitalization rates, which the independent valuation firm assisted management in determining.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

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The value of the Sprouts trade name and trademarks was determined using an income approach, utilizing a relief from royalty method in conjunction with a profit split methodology. The relief from royalty method estimates the theoretical royalty savings resulting from ownership of the Sprouts trade name and trademarks. Significant estimates used in this valuation method include discount rate, royalty rates, growth rates and sales projections. The discount rate used was the Company’s weighted average cost of capital, the royalty rate was a base rate determined by reference to comparable market royalty rate agreements and growth rates and projected sales were determined using forecasts prepared by management.

The Sunflower trade name was accounted for as a “defensive intangible asset” with an estimated useful life of 10 years from the date of the Sunflower Transaction. Acquired liquor licenses were valued using a cost approach.

Unaudited supplemental pro forma information

The following table presents unaudited supplemental pro forma consolidated results of operations information for 2010, 2011 and 2012. The unaudited supplemental pro forma consolidated results of operations information gives effect to certain adjustments, including depreciation and amortization of the assets acquired and liabilities assumed based on their estimated fair values and changes in interest expense resulting from changes in consolidated debt, as if the Henry’s Transaction occurred at the beginning of 2010 and the Sunflower Transaction occurred at the beginning of 2011:

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Net sales	$1,138,219	$1,722,655	$1,990,963
Net income (loss)	$(2,641)	$(54,112)	$20,672

The unaudited supplemental pro forma consolidated results of operations information is provided for illustrative purposes only and does not purport to present what the actual results of operations would have been had the Henry’s Transaction and Sunflower Transaction actually occurred on the dates indicated, nor does it purport to represent results of operations for any future period. The unaudited supplemental pro forma information includes certain non-recurring costs incurred as a result of the Transactions, such as acquisition-related costs and expenses due to change in control and Sprouts Arizona manager termination fees. The information does not reflect any cost savings or other benefits that may be obtained through synergies among the operations of the Company, except to the extent realized in 2011 and 2012.

5. Accounts Receivable

A summary of accounts receivable is as follows:

	As Of
	January 1, 2012	December 30, 2012
Vendor	$2,496	$5,602
Medical insurance receivable	—	1,287
Other	1,267	1,526

Total	$3,763	$8,415

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Medical insurance receivables relate to amounts receivable from the Company’s health insurance carrier for claims in excess of stop-loss limits. See Note 15, “Self-Insurance Programs” for more information.

Other receivables relate primarily to payments expected from landlords for incentives.

6. Prepaid Expenses and Other Current Assets

A summary of prepaid expenses and other current assets is as follows:

	As Of
	January 1, 2012	December 30, 2012
Income tax receivable	$3,421	$1,465
Prepaid insurance	746	1,408
Deferred financing costs	514	610
Prepaid property taxes	331	430
Maintenance	121	269
Other	528	339

Total	$5,661	$4,521

7. Property and Equipment

In connection with the Henry’s Transaction in April 2011, the Company recorded $130.2 million for property and equipment at its estimated fair value, including $3.6 million and $40.4 million related to property under capital and financing leases, respectively.
In connection with the Sunflower Transaction in May 2012, the Company recorded $67.3 million for property and equipment at its estimated fair value, including $16.4 million related to property under financing leases.

A summary of property and equipment, net is as follows:

	As Of
	January 1, 2012	December 30, 2012
Buildings	$51,306	$73,830
Furniture, fixtures and equipment	102,940	146,206
Leasehold improvements	101,520	145,291
Construction in progress	14,611	21,873

Total property and equipment	270,377	387,200
Accumulated depreciation and amortization	(49,034)	(84,034)

Property and equipment, net	$221,343	$303,166

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of leased property and equipment under capital and financing lease obligations is as follows:

	As of
	January 1, 2012	December 30, 2012
Capital Leases—Buildings
Gross asset balance	$2,796	$2,796
Accumulated depreciation	(284)	(703)

Net	$2,512	$2,093

Capital Leases—Equipment
Gross asset balance	781	857
Accumulated depreciation	(162)	(420)

Net	$619	$437

Financing Leases
Gross asset balance	48,510	71,034
Accumulated depreciation	(2,003)	(3,674)

Net	$46,507	$67,360

Depreciation expense was $10.2 million, $22.3 million and $34.7 million for 2010, 2011 and 2012, respectively.

8. Intangible Assets

A summary of the activity and balances in intangible assets is as follows:

	Balance at January 2, 2011	Additions	Adjustments (a)	Other (b)	Balance at January 1, 2012
Gross Intangible Assets
Indefinite-lived trade names	$—	$182,937	$—	$—	$182,937
Indefinite-lived liquor licenses	724	247	—	—	971
Finite-lived trade names	35,700	—	(35,700)	—	—
Finite-lived capitalized software	4,398	22	(4,369)	(51)	—
Finite-lived leasehold interests	2,200	5,429	—	399	8,028

Total intangible assets	$43,022	$188,635	$(40,069)	$348	$191,936

Accumulated Amortization
Finite-lived trade names	$(5,816)	$(29,884)	$35,700	$—	$—
Finite-lived capitalized software	(2,080)	(2,318)	4,369	29	—
Finite-lived leasehold interests	(872)	(469)	—	(172)	(1,513)

Total accumulated amortization	$(8,768)	$(32,671)	$40,069	$(143)	$(1,513)

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Balance at January 1, 2012	Additions	Other(c)	Balance at December 30, 2012
Gross Intangible Assets
Indefinite-lived trade names	$182,937	$—	$—	$182,937
Indefinite-lived liquor licenses	971	1,070	(5)	2,036
Finite-lived trade names	—	1,800	—	1,800
Finite-lived leasehold interests	8,028	4,546	—	12,574

Total intangible assets	$191,936	$7,416	$(5)	$199,347

Accumulated Amortization
Finite-lived trade names	$—	$(105)	$—	$(105)
Finite-lived leasehold interests	(1,513)	(957)	—	(2,470)

Total accumulated amortization	$(1,513)	$(1,062)	$—	$(2,575)

a)	In connection with the Henry’s Transaction, the Henry’s stores were rebranded as Sprouts Farmers Market. The estimated useful lives related to the Henry’s trade names and capitalized software were reevaluated and it was determined that amortization of these assets should be accelerated over their estimated remaining useful lives through January 1, 2012. The accelerated amortization was recorded in the statements of operations as Amortization of Henry’s trade names and capitalized software and reflected in the additions column of this table. The net book values of these assets were zero as of January 1, 2012 which were written off and are reflected in the adjustment column in this table.
b)	Certain assets and liabilities were distributed to S&F through equity, see Note 4, “Business Combinations” for more detail.
c)	The Company sold two liquor licenses obtained in the Sunflower Transaction.

Amortization expense was $3.9 million, $32.7 million and $1.1 million for 2010, 2011 and 2012, respectively.

Amortization expense for 2011 includes $32.2 million of amortization expense for the amortization of the Henry’s trade name and capitalized software including acceleration.

Future amortization associated with the net carrying amount of finite-lived intangible assets is estimated to be as follows:

2013	$1,292
2014	1,292
2015	1,292
2016	1,044
2017	967
Thereafter	5,912

Total amortization	$11,799

The weighted-average amortization period of leasehold interests acquired total 12.3 years. The amortization period of the finite-lived trade name is 9.5 years.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Goodwill

A summary of the activity and balances in goodwill is as follows:

Balance at January 2, 2011	$53,826
Additions from acquisitions	145,573

Balance at January 1, 2012	199,399
Adjustments to prior year allocation	(969)
Additions from acquisitions	169,648

Balance at December 30, 2012	$368,078

As of January 2, 2011, January 1, 2012 and December 30, 2012, the Company had no accumulated goodwill impairment losses.

10. Other Assets

A summary of other assets is as follows:

	As Of
	January 1, 2012	December 30, 2012
Insurance deposits	$—	$5,350
Deferred financing costs	2,208	2,032
Other deposits (primarily utility)	1,130	1,176
Other	432	963

Total	$3,770	$9,521

11. Accrued Salaries and Benefits

A summary of accrued salaries and benefits is as follows:

	As Of
	January 1, 2012	December 30, 2012
Vacation	$5,098	$6,747
Bonuses	2,004	6,253
Accrued payroll	4,428	5,626
Severance	850	2,528
Other	494	243

Total	$12,874	$21,397

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Accrued Liabilities

A summary of other accrued liabilities is as follows:

	As Of
	January 1, 2012	December 30, 2012
Gift certificate	$4,851	$5,423
Sales and use tax liabilities	2,745	4,852
Interest	4,191	4,690
Workers’ compensation / general liability reserves	3,016	3,093
Medical insurance claim reserves	1,247	2,738
Accrued occupancy related (CAM, property taxes, etc.)	2,095	2,456
Closed store reserves	1,219	1,349
Unamortized lease incentives	712	1,308
Other	924	1,652

Total	$21,000	$27,561

13. Long-Term Debt

A summary of long-term debt is as follows:

			As Of
Facility	Maturity	Interest Rate	January 1, 2012	December 30, 2012
Senior Secured
$410.0 million Term Loan, net of original issue discount	April 2018	Variable	$294,764	$391,544
$50.0 million Revolving Credit Facility	April 2016	Variable	—	—
Senior Subordinated Notes
$35.0 million Senior Subordinated Promissory Notes	July 2019	10%-14%	—	35,000

Total Debt			294,764	426,544
Less current portion			(573)	(1,788)

Long-term debt, net of current portion			$294,191	$424,756

Current portion of long-term debt is presented net of issue discount of $1.8 million and $2.3 million at January 1, 2012 and December 30, 2012, respectively. The noncurrent portion of long-term debt is presented net of issue discount of $11.2 million and $11.3 million at January 1, 2012 and December 30, 2012, respectively.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt Maturities

Aggregate annual maturities on long-term debt as of December 30, 2012 for each of the years are as follows:

2013	$4,100
2014	4,100
2015	5,125
2016	4,100
2017	4,100
Thereafter	418,575

Gross principal	440,100
Less: discount	(13,556)

Total debt at December 30, 2012	$426,544

Senior Secured Credit Facilities

On April 18, 2011, the Company entered into senior secured credit facilities (“Senior Secured Credit Facilities”) with Jefferies Finance LLC, as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., as letter of credit issuer, and various lenders. The borrower under such senior secured credit facilities is the Company’s wholly-owned subsidiary, Intermediate Holdings (the “borrower”). During April 2012, the Company amended the senior secured credit facilities as described below.

The Senior Secured Credit Facilities provide for a $50.0 million revolving credit facility (“Revolving Credit Facility”), which includes a letter of credit subfacility (up to the unused amount of the Revolving Credit Facility) and a $5.0 million swingline loan subfacility. The Revolving Credit Facility maturity date is April 18, 2016.

The Company uses its Revolving Credit Facility for general corporate purposes, including permitted business acquisitions and, in the case of letters of credit, for the back-up or replacement of existing letters of credit.

The Senior Secured Credit Facilities also provide for a $310.0 million term loan (“Term Loan”) facility which currently matures on April 18, 2018. The Company has used the Term Loan to effect certain acquisitions.

The Company’s Senior Secured Credit Facilities also (i) contain incremental facility provisions that permit the Company, without the consent of the existing lenders, to incur up to $100.0 million of incremental term and/or revolving commitments with pricing, amortization and final maturity dates which are the same or different from those in existence for the existing Revolving Credit Facility or Term Loan, (ii) permit the Company, without the consent of the existing lenders, to incur additional tranches of Term Loan and/or additional revolving facilities to refinance the existing Revolving Credit Facility and/or Term Loan and (iii) permit the Company, to solicit, without the consent of the existing lenders, consent of term lenders under any term facilities to extend the scheduled maturity of such facilities, subject to certain requirements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 23, 2013, the Company refinanced its Senior Secured Credit Facilities. See Note 26. “Subsequent Events (Unaudited)”, for details.

Voluntary Prepayments; Reduction and Termination of Commitments

The Company is permitted to voluntarily prepay any loan, in whole or in part, subject to break funding payments and, if prepayments relate to the Term Loan, certain premiums. The Company also has the right, without consent of the existing lenders, to offer to all lenders, on a pro rata basis, prepayments of the Term Loan at levels below par, subject to certain requirements. The Company is also permitted to terminate or reduce the revolving facility commitments at any time without premium or penalty. The revolving facility commitments may not be reduced to less than the outstanding balance of revolving loans.

Guarantees

The Company’s obligations under its Senior Secured Credit Facilities and under any interest rate protection or other hedging arrangements entered into with an agent, arranger, lender or any affiliate thereof and under cash management lines of credit with an agent, arranger, lender or any affiliate thereof are guaranteed by the Company and by all wholly-owned domestic subsidiaries of the Company (other than, in each case, immaterial subsidiaries).

The Company’s obligations under the Senior Secured Credit Facilities are secured by a first-priority pledge of the equity interests in the borrower held by the Company and by perfected first-priority security interests in substantially all property of the borrower and the subsidiary guarantors. Such property includes, but is not limited to, (a) substantially all capital stock owned by the borrower and the subsidiary guarantors (in the case of foreign subsidiaries, the pledge of such stock is limited to 100% of the non-voting stock and 65% of the voting stock of first-tier foreign subsidiaries) and (b) substantially all tangible and intangible personal property of the borrower and the subsidiary guarantors. The secured parties are also entitled, subject to certain thresholds, to mortgages on real property owned by the borrower and the subsidiary guarantors, if such property is acquired by them.

Term Loan

During April 2011, the Company borrowed $310.0 million, net of financing fees of $1.3 million and issue discount of $14.1 million under the Term Loan and used the proceeds to effectuate the Henry’s Transaction.

During April 2012, the Company amended its original agreement and used the incremental commitments provision of the Senior Secured Credit Facilities to borrow an additional $100.0 million, net of financing fees of $0.5 million and issue discount of $2.7 million and used the proceeds to effectuate the Sunflower Transaction in May 2012.

The Term Loan requires quarterly principal payments, totaling 1% per annum, with the balance payable on the final maturity date. In addition, the Company’s Senior Secured Credit Facilities require the borrower to prepay outstanding Term Loan, subject to certain exceptions, with:

•	100% of the net cash proceeds of certain non-ordinary course asset sales and dispositions; and

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

75% of the excess cash flow of the borrower and its subsidiaries if the borrower’s total net first lien leverage ratio is greater than 3.50:1.00 (reducing to 50% if such leverage ratio is equal to or less than 3.50:1.00, to 25% if such leverage ratio is equal to or less than 3.00:1.00, and to 0% if such leverage ratio is equal to or less than 2.50:1.00).

Under the Company’s Senior Secured Credit Facilities, the lenders in their sole discretion may waive any mandatory prepayments.

Interest on the Term Loan is calculated, at the Company’s option (other than with respect to swingline loans), as adjusted LIBOR (with a 1.25% minimum rate) plus 4.75% or an adjusted dollar base rate (which is the higher of the federal funds rate plus 0.50%, Eurodollar rate applicable to loans with one-month interest periods plus 1.00% and the prime rate, but which, in any event, cannot be less than 2.25%) plus 3.75%. Interest is payable at the end of each quarter in the case of the adjusted dollar base rate option. In the case of the LIBOR option, whereby the contract period may be equal to one, two, three or six months from the date of initial borrowing, interest is payable on the last day of each contract period. The weighted average interest rate for 2012 was 6.00%.

If the Company fails to pay any principal, interest or any other amount due under the Company’s Senior Secured Credit Facilities, overdue principal amounts will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%, and any other overdue amounts will bear interest at a rate per annum equal to the rate applicable to adjusted dollar base rate loans plus an additional 2.0%.

The Company capitalized total debt issuance costs (financing fees) between 2011 and 2012 of $1.8 million related to the Term Loan, which are being amortized to interest expense over the term of the loan. Additionally, $16.7 million of lender fees have been reflected as a discount on the Term Loan and are being charged to interest expense over the term of the loan.

Revolving Credit Facility

The Senior Secured Credit Facilities include a $50.0 million Revolving Credit Facility which matures in April 2016. The Revolving Credit Facility includes letter of credit and $5.0 million swingline loan subfacilities. Letters of credit issued under the facility reduce the borrowing capacity on the total facility.

Interest terms on the Revolving Credit Facility are the same as the Term Loan.

The Company capitalized debt issuance costs of $1.8 million related to the Revolving Credit Facility, which are being amortized to interest expense over the term of the facility.

There were no amounts outstanding on the Revolving Credit Facility at December 30, 2012. Letters of credit totaling $8.4 million had been issued as of December 30, 2012. These letters of credit primarily support the Company’s insurance programs. Borrowings on the Revolving Credit Facility are for general corporate purposes, including permitted business acquisitions. Amounts available under the Revolving Credit Facility at December 30, 2012 total $41.6 million.

Under the terms of the Senior Secured Credit Facility, the Company is obligated to pay a commitment fee on the available unused amount of revolving facility commitments equal to 0.50% per annum.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt Covenants

The Company’s Senior Secured Credit Facilities contain financial, affirmative and negative covenants. The negative covenants in the Senior Secured Credit Facilities include, among other things, limitations (none of which are absolute) on the Company’s ability to:

•	incur additional indebtedness;

•	grant additional liens;

•	enter into sale-leaseback transactions;

•	make loans or investments;

•	merge, consolidate or enter into acquisitions;

•	pay dividends or distributions;

•	enter into transactions with affiliates;

•	enter into new lines of business;

•	modify the terms of subordinated debt or other material agreements; and

•	change its fiscal year.

Each of these covenants is subject to customary or agreed-upon exceptions, baskets and thresholds.

In addition, if the Company has more than $20.0 million outstanding under the Revolving Credit Facility as of the end of any fiscal quarter, the Revolving Credit Facility requires the borrower to maintain a ratio of revolving facility credit exposure to consolidated trailing 12-month EBITDA (as defined in the senior secured credit agreement governing the Senior Secured Credit Facilities) of no more than 1.67 to 1.0 as of the end of each such fiscal quarter.

The Company was in compliance with all applicable covenants under the Senior Secured Credit Facilities as of December 30, 2012.

Senior Subordinated Promissory Notes

In May 2012, the Company issued $35.0 million aggregate principal amount of 10.0% Senior Subordinated Promissory Notes due in seven years from date of issuance. Interest accrues at 10.0% annually for the first three years, increasing by 1.0% each year thereafter through maturity reaching a maximum rate of 14.0%. Interest is paid monthly in arrears on the last day of each month beginning with the month following the date of issuance.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Other Long-Term Liabilities

A summary of other long-term liabilities is as follows:

	As Of
	January 1, 2012	December 30, 2012
Unfavorable lease liability	$12,100	$14,159
Unamortized lease incentives	8,935	12,498
Workers’ compensation / general liability reserves	4,145	9,476
Deferred rent	5,577	8,038
Closed store reserves	4,208	3,864
ARO liability	1,236	2,362
Other	—	222

Total	$36,201	$50,619

Unfavorable leasehold interests of $3.9 million and $12.8 million were recognized in connection with the Sunflower Transaction and Henry’s Transaction, respectively, and are being amortized on a straight-line basis over the term of the underlying lease.

15. Self-Insurance Programs

General Liability and Workers’ Compensation

The Company carries insurance policies for general liability and workers’ compensation to minimize the risk of loss due to accident, injury and commercial liability claims resulting from its operations, and to comply with certain legal and contractual requirements.

The Company retains certain levels of exposure in its self-insurance programs and purchases coverage from third-party insurers for exposures in excess of those levels. In addition to expensing premiums and other costs relating to excess coverage, the Company establishes reserves for claims, both reported and incurred but not reported (“IBNR”). IBNR claims are estimated using historical claim information, demographic factors, severity factors and other actuarial assumptions. See Note 12, “Other Accrued Liabilities,” and Note 14, “Other Long-Term Liabilities” for amounts recorded for general liability and workers’ compensation liabilities.

Prior to the Henry’s transaction, S&F purchased third-party insurance for general liability under which Henry’s was covered.

Medical

The Company is self-insured for medical claims up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of IBNR claims. IBNR claims are estimated using historical claim information, demographic factors, severity factors and other actuarial assumptions. As of December 30, 2012, the Company had recorded a receivable for stop-loss payments from its medical insurance carriers of $1.3 million relating to the portion of the recorded liability that is expected to be recovered through those payments.

The estimated accruals for the self-insurance liabilities could be significantly affected if future occurrences and claims differ from historical trends.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Defined Contribution Plan

The Company maintains the Sprouts Farmers Markets, LLC Employee 401(k) Savings Plan (the “Plan”), which is a defined contribution plan covering all eligible employees. Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to the Internal Revenue Code limitations. The Company provides for an employer matching contribution equal to 50% of each dollar contributed by the participants up to 6% of their eligible compensation.

During 2011, prior to the Henry’s Transaction, Henry’s employees participated in the Markets Retirement 401(k) Savings Plan (“Henry’s 401(k) Plan”), which allowed participants to contribute up to 95% of their eligible compensation, subject to certain maximums. In 2011 the Company matched 50% of each dollar contributed up to the first 4% of the participant’s eligible compensation and then matched 25% of each dollar contributed up to an additional 2% of the participant’s eligible compensation.

In conjunction with the Henry’s Transaction, the Company acquired the Henry’s 401(k) Plan, which was merged into the plan effective January 1, 2012. Participants in the Henry’s 401(k) Plan are eligible for the same employer matching contribution as those under the Plan effective January 1, 2012.

Total expense recorded for the matching under all defined contribution plans:

Year Ended
January 2, 2011	January 1, 2012	December 30, 2012
$303	$723	$1,128

17. Closed Store Reserves

A summary of closed store reserve activity is as follows:

	As Of
	January 1, 2012	December 30, 2012
Beginning balance	$78	$5,427
Additions	6,188	4,343
Usage	(120)	(1,645)
Adjustments	(719)	(2,882)

Ending balance	$5,427	$5,243

During 2012, an adjustment was made to reflect the release of the Company from a lease for a closed store resulting in a reduction of liability of $1.3 million. Also, another location was subleased, resulting in a reduction of $2.0 million to the liability. Other adjustments related to changes in sublease income estimates. Additions during 2012 consisted of one store closure and the closure of an administrative facility of Sunflower.

During 2011, three stores were closed.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Income Taxes

Through the April 17, 2011, the Company’s consolidated financial statements reflect a charge for federal and state income taxes as if Henry’s had been subject to tax on a separate company basis during the periods presented. Subsequent to April 17, 2011, the Company’s (provision) benefit for income taxes is based on the new tax return filing group.

During the period from April 17, 2011 until the corporate conversion, the Company had elected to be taxed as a corporation for income tax purposes.

Income Tax (Provision) Benefit

Income tax (provision) benefit consists of the following:

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
U.S. Federal—current	$(153)	$(1,433)	$(309)
U.S. Federal—deferred	(2,396)	17,496	(12,687)

U.S. Federal—total	(2,549)	16,063	(12,996)

State—current	(853)	(588)	(1,105)
State—deferred	82	2,256	(1,166)

State—total	(771)	1,668	(2,271)

Total (provision) benefit	$(3,320)	$17,731	$(15,267)

Tax Rate Reconciliation

Income tax (provision) benefit differed from the amounts computed by applying the U.S. federal income tax rate to pretax income as a result of the following:

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Federal statutory rate	34.00%	35.00%	35.00%
Increase in income taxes resulting from:
State income taxes, net of federal benefit	6.22	4.03	5.17
Nondeductible transaction costs	—	—	3.38
Other, net	0.36	0.22	0.36

Effective tax rate	40.58%	39.25%	43.91%

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Taxes

Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	As Of
	January 1, 2012	December 30, 2012
Deferred tax assets
Employee benefits	$6,911	$13,731
Net operating loss carryforwards and tax credits	13,386	10,945
Lease related	41,192	54,798
Other accrued liabilities	5,809	5,048
Intangible assets	26,331	17,917
Inventories and other	151	1,401

Total gross deferred tax assets	93,780	103,840
Deferred tax liabilities
Depreciation and amortization	(34,653)	(56,670)

Total gross deferred tax liabilities	(34,653)	(56,670)

Net deferred tax asset	$59,127	$47,170

A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that the realization of future deductions is uncertain.

Management performs an assessment over future taxable income to analyze whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has evaluated all available positive and negative evidence and believes it is probable that the deferred tax assets will be realized and has not recorded a valuation allowance against the Company’s deferred tax assets as of January 1, 2012 and December 30, 2012.

At January 1, 2012 and December 30, 2012, the Company has approximately $36.1 million and $28.4 million of federal net operating loss carryforwards, respectively, which are available to offset future federal taxable income 2028 through 2031. The Company has net operating loss carryforwards for state income tax purposes of $11.2 million and $7.8 million as of January 1, 2012 and December 30, 2012, respectively, which are available to offset future state taxable income 2013 through 2031. The utilization of certain of the Company’s net operating loss carryforwards may be limited in a given year. The Company has alternative minimum tax credits of $0.5 million which are available to offset future income taxes. These credits have no expiration date.

Federal tax laws impose restrictions on the utilization of net operating loss carryforwards and tax credit carryforwards in the event of an “ownership change,” as defined by federal income tax code. Such an ownership change occurred on May 29, 2012, concurrent with the acquisition of Sunflower. The Company’s ability to utilize net operating loss carryforwards and tax credit carryforwards is subject to restrictions pursuant to these provisions. Utilization of the federal net operating loss and tax credits will be limited annually and any unused limitation in a given year may be carried forward to the next year.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company applies the authoritative accounting guidance under ASC 740 for the recognition, measurement, classification and disclosure of uncertain tax positions taken or expected to be taken in a tax return.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	As Of
	January 2, 2011	January 1, 2012	December 30, 2012
Beginning balance	$204	$307	$—
Additions based on tax positions related to the current year	307	—	150
Reductions for tax positions of prior years	(204)	(307)	—

Net deferred tax asset (liability)	$307	$—	$150

At January 2, 2011 and December 30, 2012 the Company had unrecognized tax benefits of $0.3 million and $0.2 million (tax effected) that would impact the effective tax rate if recognized.

The Company’s policy is to recognize accrued interest and penalties as a component of income tax expense.

The Company anticipates an increase in the total amount of unrecognized tax benefits during the next twelve months related to depreciation for transaction cost allocation in the amount of $0.2 million.

The Company files income tax returns with federal and state tax authorities within the United States. The statute of limitations remains open for federal and state income tax examinations for the tax year 2011. The statute of limitations remains open for Sunflower’s pre-merger federal tax returns for 2010 through 2012 and state tax returns for 2007 through 2012.

19. Related-Party Transactions

Transactions with S&F

Prior to the April 18, 2011, transactions between Henry’s and S&F and its wholly owned subsidiaries commonly occurred in the normal course of business. These transactions included allocation of corporate costs, Henry’s participation in S&F’s centralized cash management system, self-insurance and share-based compensation plans as described further below.

Corporate Allocations

S&F and its wholly owned subsidiaries provided corporate and other services to Henry’s in the normal course of business. The financial statements for 2010 and for 2011 through the April 17, 2011 include charges from S&F to Henry’s for corporate expenses relating to these transactions and services, using the following methodologies:

Direct Costs—costs incurred by S&F and its wholly owned subsidiaries on behalf of Henry’s were charged directly to the Company. Direct costs relate to store lease payments, common area maintenance charges, utilities, store design and construction costs, distribution service charges and other specifically identifiable costs. These specific costs are included within individual line items in the accompanying consolidated statements of operations.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allocated Corporate Expenses—corporate overhead costs not specifically charged to Henry’s were generally allocated based on Henry’s sales, number of stores, case volume shipped or number of employees in relation to totals for S&F. Allocated corporate costs relate to real estate management, store design and construction, distribution services and general corporate services. Costs amounting to $7.2 million and $2.6 million allocated to Henry’s for the years ended January 2, 2011 and January 1, 2012, respectively, are included in the accompanying consolidated statements of operations. Those costs were previously presented as “allocated corporate costs”, but have been reclassified to costs of sales, buying and occupancy, direct store expenses and selling, general and administrative expenses as appropriate for the character of each cost item.

Management believes the allocation methodology described above is a fair and reasonable reflection of the utilization of the services provided to, or the benefit received by, Henry’s during the periods presented. The allocations may not, however, reflect the expense Henry’s would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if Henry’s had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees, and strategic decisions made in the areas such as information technology and infrastructure.

Henry’s operated a 241,000 square-foot leased facility primarily dedicated to produce fulfillment which served both Henry’s and S&F. The operations of the facility have been included in the accompanying consolidated financial statements of the Company through April 17, 2011 and costs of the facility have been allocated to Smart & Final Stores based on case volume shipped. On April 18, 2011, S&F kept the operations and assets and liabilities of the warehouse facility and the distribution of these assets and liabilities to S&F is netted with other assets and liabilities contributed to Henry’s and reflected as a contribution by S&F in equity, discussed in Note 2, “Basis of Presentation.”

S&F also operated under a Management Services Agreement with an Apollo affiliate, Apollo Management VI, L.P. whereby the Apollo affiliate provided certain investment banking, management, consulting and financial planning services to S&F. The Management Services Agreement was for a ten-year term starting in 2007 and S&F was obligated to pay the Apollo affiliate an annual fee of $1.5 million, payable on a quarterly basis. The management fees allocated to Henry’s as part of the allocated corporate expenses by S&F were $0.3 million and $0.1 million during 2010 and 2011, respectively.

S&F Centralized Cash Management

Henry’s participated in S&F’s centralized cash management system through the April 17, 2011. The majority of cash received from the Henry’s operations was transferred to S&F’s centralized cash accounts and cash disbursements of Henry’s were funded from the centralized cash accounts on a daily basis as needed. The cash and cash equivalents held by S&F at the corporate level were not allocated to Henry’s for any of the periods presented. Transfers of cash to and from S&F’s cash management system were reflected as S&F equity on the accompanying consolidated statements of stockholders’ equity. No interest was charged or earned on the cash management account. Under this system, Henry’s had no external sources of financing, such as available lines of credit, as may be necessary to operate as a stand-alone entity.

Up to April 17, 2011, all significant intercompany transactions between Henry’s and S&F and its other subsidiaries have been included in the accompanying consolidated financial statements and were considered to be effectively settled for cash at the time the transaction was recorded. The total

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

net effect of the settlement of these intercompany transactions is reflected in the accompanying consolidated statements of cash flows as a financing activity and in the accompanying consolidated balance sheets as stockholders’ equity. After April 17, 2011, all transactions between the Company and S&F were settled in cash.

S&F Share-Based Compensation

S&F granted stock options to employees under the S&F Stock Incentive Plan in which some of the Henry’s employees participated. Accounting guidance requires all share-based payments to be recognized in the statement of operations as compensation expense based on their fair values over the requisite service period of the award, taking into consideration estimated forfeiture rates.

The fair value of the options was estimated on the date of the grant using the Black-Scholes-Merton option-pricing model. S&F recognized the related compensation expense (the estimated fair value of the stock options) over the vesting period using the accelerated recognition method.

Compensation expense allocated to Henry’s for employees participating in the S&F Stock Incentive Plan amounted to $0.2 million and $0.0 million for 2010 and 2011, respectively.

S&F Equity

Prior to April 18, 2011, equity refers to the consolidated net assets of Henry’s which reflects S&F’s consolidated investment in Henry’s. Equity was impacted by capital contributions, cumulative net earnings of Henry’s, certain operational billings and payments/receipts between Henry’s and S&F, centralized cash management by S&F and general corporate and tax allocations from S&F.

A summary of the activity in the “Net transactions with S&F” in the equity account is as follows:

	Year Ended
	January 2, 2011	January 1, 2012
Transactions with related parties	$(179,182)	$(54,057)
Centralized cash management	172,232	40,111
Income taxes	817	1,214

Total	$(6,133)	$(12,732)

A summary of the related party transactions between Henry’s and S&F and its subsidiaries included in the table above is as follows:

	As Of
	January 2, 2011	January 1, 2012
Cost of product shipped to affiliate	$(190,177)	$(62,683)
Distribution costs associated with product shipped to affiliate	(15,304)	(4,266)
Cost of product received from affiliate	8,472	1,893
Distribution costs associated with product received from affiliate	17,827	10,999

Total	$(179,182)	$(54,057)

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Transaction, S&F entered into a Transition Services Agreement (“TSA”), under which S&F received compensation for providing certain post-transaction support services to the Company for a period up to 180 days after the Close Date. These services include warehousing and distribution, information technology support, human resources and payroll support as well as various other administrative support services. Total expenses incurred in connection with the TSA during 2011 amounted to $4.7 million.

Transactions with Other Related Parties

The Company incurred costs related to its use of a private aircraft owned by a member of senior management, which was purchased by the Company during 2012. During 2011 and 2012, fees paid in connection with the use of the aircraft were $0.4 million and $0.6 million, respectively. During 2012, the Company purchased the aircraft for $3.2 million.

Two stockholders are investors in a company that is a supplier of coffee to the Company. During 2011 and 2012, purchases from this company were $3.4 million and $5.6 million, respectively. As of December 30, 2012, the Company had recorded $0.4 million of accounts receivable due from this vendor related to vendor rebates. As of January 1, 2012 and December 30, 2012, the Company had recorded accounts payable due to this vendor of $0.4 million and $0.7 million, respectively.

On August 30, 2007, Sprouts Arizona entered into a services agreement with an outsourced service provider who is a stockholder of the Company, to perform substantially all of the Company’s bookkeeping services including among other matters, general ledger maintenance, payroll processing, accounts payable processing, accounts receivable processing, and management reporting. The initial term of the services agreement was September 1, 2007 through September 1, 2009 with automatic renewal for successive one-year terms unless either party provides six months’ termination notice. During 2010, 2011 and 2012, fees and other expenses paid to the service under the terms of the Services Agreement were $2.2 million, $2.2 million and $2.7 million, respectively. The Company has an option to terminate the agreement early for a termination fee of $100,000. If this arrangement were to be terminated, the inability of a third-party service provider to resume these services on a timely basis would impact the Company’s business and operating results.

As of December 30, 2012, $1.0 million of the Senior Subordinated Promissory Notes were held by certain members of senior management of the Company.

20. Commitments and Contingencies

Operating Lease Commitments

The Company’s leases include stores, office and warehouse buildings and delivery equipment. These leases had an average remaining lease term of approximately 9 years as of December 30, 2012.

Rent expense charged to operations under operating leases in 2010, 2011 and 2012 totaled $17.3 million, $41.1 million and $54.2 million, respectively.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease obligations for operating leases with initial terms in excess of one year at December 30, 2012 are as follows:

2013	$62,069
2014	63,809
2015	63,636
2016	63,502
2017	61,578
Thereafter	381,706

Total payments	$696,300

Capital and Financing Lease Commitments

The Company is committed under certain capital and financing leases for rental of buildings and equipment. These leases expire or become subject to renewal clauses at various dates from 2013 to 2032.

As of December 30, 2012, future minimum lease payments required by all capital and financing leases during the initial lease term are as follows:

Fiscal Year	Capital Leases	Financing Leases
2013	$768	$12,124
2014	740	12,325
2015	538	12,390
2016	538	12,549
2017	538	12,361
Thereafter	1,493	82,148

Total	4,615	143,897
Plus balloon payment (financing leases)	—	53,009
Less amount representing interest	(1,260)	(92,622)

Net present value of capital and financing lease obligations	3,355	104,284
Less current portion	(495)	(2,884)

Total long-term	$2,860	$101,400

The final payment under the financing lease obligations is a noncash payment which represents the conveyance of the property to the buyer-lessor at the end of the lease term, described as balloon payment in the table above.

In connection with the acquisition of Sunflower, the Company recorded a purchase price allocation of $22.6 million for financing lease obligations. In connection with the Henry’s Transaction, the Company recorded a purchase price allocation of $4.0 million and $63.2 million for the capital and financing lease obligations, respectively. The Company has recorded these liabilities at their estimated fair values at date of acquisition.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Commitments and Contingencies

The Company is exposed to claims and litigation matters arising in the ordinary course of business and uses various methods to resolve these matters that are believed to best serve the interests of the Company’s stakeholders. The Company’s primary contingencies are associated with insurance and self-insurance obligations. Estimation of insurance and self-insurance liabilities require significant judgments, and actual claim settlements and associated expenses may differ from the Company’s current provisions for loss. See Note 15, “Self-Insurance Programs” for more information.

During 2012, the Company settled a trademark dispute for $2.7 million.

21. Capital stock

Common stock

As of December 30, 2012, 125,956,721 shares of common stock have been issued by the Company, the majority of which, 51.2% and 36.3%, are held by the Apollo Funds and the Liquidating Trust, respectively. As of December 30, 2012, 12,100,000 shares of common stock are reserved for issuance under the Sprouts Farmers Markets, LLC Option Plan (see Note 24, “Equity-Based Compensation”). During 2012, options were exercised in exchange for the issuance of 189,585 shares of common stock and subsequently, the Company repurchased 24,585 of the shares of common stock.

Equity prior to April 18, 2011 represents the consolidated net assets of Henry’s, which reflected S&F’s consolidated investment in Henry’s. Activity in the consolidated statement of stockholders’ equity prior to April 18, 2011 is summarized in Note 19, “Related-Party Transactions.”

Weighted average shares outstanding for periods prior to the Henry’s Transaction assume the same shares outstanding as immediately after the transaction per accounting guidance.

During the year, 62,271 of the Company’s shares that were previously held in escrow pursuant to indemnification arrangements set forth in agreements entered into in connection with the Sunflower Transaction were forfeited pursuant to the terms of such agreements and redistributed to certain Company equity holders in accordance with the terms of such agreements and the Company’s LLC Agreement.

Preferred Stock

The Company’s board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of the Company’s preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further action by the Company’s stockholders. The Company’s board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. The Company’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company and might adversely affect the market price of the Company’s common stock and the voting and other rights of the holders of the Company’s common stock. The Company has no current plan to issue any shares of preferred stock.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Net Income (Loss) per Share

The computation of net income (loss) per share is based on the number of weighted average shares outstanding during the period. The computation of diluted net income (loss) per share includes the dilutive effect of share equivalents consisting of incremental shares deemed outstanding from the assumed exercise of options.

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share calculations is as follows (in thousands, except per share amounts):

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Basic net income per share:
Net (loss) income	$4,861	$(27,445)	$19,500

Weighted average shares outstanding	64,350	96,954	119,427

Basic net income (loss) per share	$0.08	$(0.28)	$0.16

Diluted net income per share:
Net (loss) income	$4,861	$(27,445)	$19,500

Weighted average shares outstanding	64,350	96,954	119,427

Effect of dilutive options:
Assumed exercise of options to purchase shares	—	—	2,354

Weighted average shares and equivalent shares outstanding	64,350	96,954	121,781

Diluted net income (loss) per share	$0.08	$(0.28)	$0.16

Weighted average shares outstanding for periods prior to the Henry’s Transaction assume the same shares outstanding as immediately after the transaction per accounting guidance.

The computation of diluted earnings per share for the year ended December 30, 2012 does not include 1,674,112 options as those options would have been antidilutive. For the year ended January 1, 2012 the computation of diluted loss per share does not include 6,366,932 options as there was a net loss per share. For the year ended January 2, 2011, there were no options or other potentially dilutive items outstanding.

23. Pro Forma Net Income Per Share (Unaudited)

Unaudited pro forma net income per share for the year ended December 30, 2012 has been computed to give effect to the number of shares whose proceeds would be necessary to pay the distribution to owners totaling $282 million and payments to vested option holders totaling $13.9 million paid in April 2013 as if such issuance occurred on January 1, 2012 (but only to the amount that exceeded 2012 net income and not to exceed the total shares being offered by the Company in this offering). The Company’s initial public offering price is $18.00 per share. Additionally, unaudited pro forma diluted net income per share includes the additional dilutive shares as a result of the adjustment to exercise price on the unvested options in accordance with the anti-dilution provisions of the Option Plan as if such adjustment occurred on January 1, 2012. See Note 26 “Subsequent Events.”

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the numerators and denominators of the pro forma basic and diluted earnings (loss) per shares calculations is as follows (in thousands, except per share amounts):

Year Ended December 30, 2012
Pro forma basic net income per share:
Net income	$19,500

Pro forma weighted average shares outstanding	134,749

Pro Forma basic net income per share	$0.14

Pro forma diluted net income per share:
Net income	$19,500

Pro Forma weighted average shares outstanding	134,749

Effect of dilutive options:
Assumed exercise of options to purchase shares	1,848

Pro Forma weighted average shares and equivalent shares outstanding	136,597

Pro Forma diluted income per share	$0.14

24. Equity-Based Compensation

In May 2011, the Company adopted the Sprouts Farmers Markets, LLC Option Plan (the “Option Plan”) to provide employees or directors of the Company with options to acquire shares of the Company (“options”). The Company had authorized 12,100,000 shares for issuance under the Option Plan of which 11,572,990 such options have been granted as of December 30, 2012.

Options are granted to certain employees at a price determined by the Board in its sole discretion. The maximum contractual term for such options is seven years. The options vest in accordance with the terms set forth in the grant letter and vary depending on if they are time-based or performance-based. Time-based options generally vest ratably over a period of 12 quarters (three years) and performance-based options vest over a period of three years based on financial performance targets set for each year. In the event of a change in control as defined in the Option Plan, all options become immediately vested and exercisable.

The estimated fair values of options granted during 2011 and 2012 range from $1.07 to $3.09, and were calculated using the following assumptions:

	2011	2012
Dividend yield	0.00%	0.00%
Expected volatility	38.58% to 41.18%	32.36% to 38.59%
Risk free interest rate	0.57% to 1.88%	0.40% to 0.77%
Expected life, in years	3.63 to 4.83	3.75 to 5.00

The grant date weighted average fair value of options granted was $1.12 and $1.99 for 2011 and 2012, respectively. The grant date weighted average fair value of options forfeited during 2012 was $1.17. The total grant date fair value of the options vested during 2011 and 2012 was $2.6 million and $4.5 million, respectively, including the value of vested options exercised during those same periods.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The grant date weighted average fair value of the 6,906,229 options issued but not vested as of January 1, 2012 was $1.14. The grant date weighted average fair value of the 5,824,170 options issued but not vested as of December 30, 2012 was $1.45.

Expected volatility is calculated based upon historical volatility data from a group of comparable companies and expectations of future volatility over a timeframe consistent with the expected life of the awards. The expected life is estimated based on the expected period that the options are anticipated to be outstanding after initial grant until exercise or expiration based upon various factors including expectations concerning a potential liquidity event, the contractual terms of the awards and vesting schedules. The expected risk-free rate is based on the U.S. Treasury yield curve rates in effect at the time of the grant using the term most consistent with the expected life of the award. Dividend yield was estimated at zero as the Company does not anticipate making regular future distributions to stockholders.

The following table summarizes option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 2, 2011	—	$—
Granted	10,140,240	3.33
Forfeited	(558,228)	3.33

Outstanding at January 1, 2012	9,582,012	3.33

Exercisable—January 1, 2012	2,400,486	3.33	6.35	$6,455

Vested/Expected to vest—January 1, 2012	9,582,012	3.33	6.35	$25,767

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	9,582,012	$3.33
Granted	2,609,200	6.32
Forfeited	(398,222)	3.97
Exercised	(220,000)	3.33		$592

Outstanding at December 30, 2012	11,572,990	3.99	5.65	$59,688

Exercisable—December 30, 2012	5,743,320	3.61	5.45	$31,849

Vested/Expected to vest—December 30, 2012	11,533,489	3.98	5.65	$59,639

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity-based compensation expense was as follows:

	Year Ended
	January 2, 2011	January 1, 2012	December 30, 2012
Cost of sales, buying and occupancy	$—	$269	$502
Direct store expenses	—	134	127
Selling, general and administrative expenses	111	3,371	4,024

Total equity-based compensation expense	$111	$3,774	$4,653

The Company recognized income tax benefits of $0.0 million, $0.0 million and $0.6 million for 2010, 2011, and 2012, respectively.

As of December 30, 2012, total unrecognized compensation expense related to outstanding options was $6.9 million, which, if the service and performance conditions are fully met, is expected to be recognized over the next 1.8 years on a weighted-average basis.

During the year ended December 30, 2012, the Company received $0.5 million in cash proceeds from the exercise of options.

25. Subsequent Events

Subsequent events have been evaluated through April 22, 2013, which is the date the audited financial statements were available to be issued.

26. Subsequent Events (Unaudited)

April 2013 Refinancing

Effective April 23, 2013, Intermediate Holdings, as borrower, refinanced the Revolving Credit Facility and the Term Loan, which had balances then outstanding of $403.1 million, by entering into a new credit agreement (“New Credit Agreement”). The New Credit Agreement provides for a $700.0 million senior secured term credit facility and a $60.0 million revolving credit facility. The terms of the New Credit Agreement allow Intermediate Holdings, subject to certain conditions, to increase the amount of the term loans and revolving commitments thereunder by an aggregate incremental amount of up to $160.0 million, plus an additional amount, so long as after giving effect to such increase, the relevant net leverage ratio does not exceed a specified level.

April 2013 Distribution Payment

On April 24, 2013, the Company paid a total distribution of $282.0 million to stockholders. Additionally, under the anti-dilution provisions of the Option Plan, the Company paid $13.9 million to certain vested option holders and reduced the exercise price on unvested options.

Unaudited Consolidated Financial Statements

for

Sprouts Farmers Market, Inc. and Subsidiaries

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(IN THOUSANDS)

	December 30, 2012	March 31, 2013	March 31, 2013 Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$67,211	$100,795	$100,795
Accounts receivable, net	8,415	7,949	7,949
Inventories	98,382	102,299	102,299
Prepaid expenses and other current assets	4,521	3,574	3,574
Deferred income tax asset	24,592	18,304	18,304

Total current assets	203,121	232,921	232,921
Property and equipment, net of accumulated depreciation	303,166	321,007	321,007
Intangible assets, net of accumulated amortization	196,772	196,449	196,449
Goodwill	368,078	368,078	368,078
Other assets	9,521	9,054	9,054
Deferred income tax asset	22,578	17,932	17,932

Total assets	$1,103,236	$1,145,441	$1,145,441

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$82,721	$104,474	$104,474
Accrued salaries and benefits	21,397	17,429	17,429
Other accrued liabilities	27,561	26,836	26,836
Current portion of capital and financing lease obligations	3,379	3,502	3,502
Current portion of long-term debt	1,788	738	738
Payable to stockholders and option holders	—	—	295,920

Total current liabilities	136,846	152,979	448,899
Long-term capital and financing lease obligations	104,260	108,818	108,818
Long-term debt	424,756	424,325	424,325
Other long-term liabilities	50,619	53,323	53,323

Total liabilities	716,481	739,445	1,035,365

Commitments and contingencies
Stockholders’ equity:
Undesignated preferred stock; $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, 125,956,721 shares issued and outstanding, December 30, 2012; 125,969,096 shares issued and outstanding, March 31, 2013	126	126	126
Additional paid-in capital	395,480	396,604	109,950
Retained earnings (accumulated deficit)	(8,851)	9,266	—

Total stockholders’ equity	386,755	405,996	110,076

Total liabilities and stockholders’ equity	$1,103,236	$1,145,441	$1,145,441

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Thirteen Weeks Ended
	April 1, 2012	March 31, 2013
Net sales	$375,720	$573,694
Cost of sales, buying and occupancy	258,933	399,774

Gross profit	116,787	173,920
Direct store expenses	74,833	114,661
Selling, general and administrative expenses	17,087	16,724
Store pre-opening costs	511	1,714
Store closure and exit costs	123	775

Income from operations	24,233	40,046
Interest expense	(7,098)	(10,165)
Other income	24	133

Income before income taxes	17,159	30,014
Income tax provision	(7,613)	(11,897)

Net income	$9,546	$18,117

Net income per share:
Basic	$0.09	$0.14
Diluted	$0.09	$0.14
Weighted average shares outstanding:
Basic	110,000	125,969

Diluted	111,463	129,184

Pro forma net income per share:
Basic		$0.13
Diluted		$0.13
Pro forma weighted average shares outstanding:
Basic		140,815

Diluted		143,851

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Shares	Common Stock	Additional Paid In Capital	(Accumulated Deficit) / Retained Earnings	Total Stockholders’ Equity
Balances at January 1, 2012	110,000,000	110	295,694	(28,351)	267,453
Net income	—	—	—	19,500	19,500
Issuance of shares to stockholders	831,314	1	4,999	—	5,000
Issuance of shares related to Sunflower acquisition	14,898,136	15	89,590	—	89,605
Issuance of shares	62,271	—	—	—	—
Issuance of shares under Option Plan, net of shares with held	189,585	—	549	—	549
Repurchase of shares	(24,585)	—	(148)	—	(148)
Excess income tax benefit in equity	—	—	143	—	143
Equity-based compensation	—	—	4,653	—	4,653

Balances at December 30, 2012	125,956,721	$126	$395,480	$(8,851)	$386,755
Net income	—	—	—	18,117	18,117
Issuance of shares under Option Plan	12,375	—	75	—	75
Equity-based compensation	—	—	1,049	—	1,049

Balances at March 31, 2013	125,969,096	$126	$396,604	$9,266	$405,996

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(IN THOUSANDS)

	Thirteen Weeks Ended
	April 1, 2012	March 31, 2013
Cash flows from operating activities
Net income	$9,546	$18,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	7,626	11,064
Accretion of asset retirement obligation	163	37
Amortization of financing fees and debt issuance costs	557	720
Loss on disposal of property and equipment	—	19
Equity-based compensation	821	1,049
Deferred income taxes	7,613	10,934
Changes in operating assets and liabilities:
Accounts receivable	422	327
Inventories	(3,864)	(3,918)
Prepaid expenses and other current assets	249	949
Other assets	464	315
Accounts payable	12,340	25,519
Accrued salaries and benefits	184	(3,968)
Other accrued liabilities	(1,388)	(725)
Other long-term liabilities	2,689	2,985

Net cash provided by operating activities	37,422	63,424

Cash flows from investing activities
Purchases of property and equipment	(11,314)	(27,429)
Proceeds from sale of intangible assets	—	139

Net cash used in investing activities	(11,314)	(27,290)

Cash flows from financing activities
Borrowings on line of credit	3,000	—
Payments on line of credit	(3,000)	—
Payments on term loan	(775)	(2,050)
Payments on capital lease obligations	(84)	(120)
Payments on financing lease obligations	(426)	(1,438)
Cash from landlord related to financing lease obligations	2,251	983
Proceeds from the issuance of shares	—	75

Net cash provided by (used in) financing activities	966	(2,550)

Net increase in cash and cash equivalents	27,074	33,584
Cash and cash equivalents at beginning of the period	14,542	67,211

Cash and cash equivalents at the end of the period	$41,616	$100,795

Supplemental disclosure of cash flow information
Cash paid for interest	$6,605	$9,610
Cash paid for income taxes	—	50

Supplemental disclosure of non-cash investing and financing activities
Property and equipment in accounts payable	$208	$7,665
Property acquired through capital and financing lease obligations	1,416	6,240

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of Presentation

Sprouts Farmers Market, Inc., a Delaware corporation is the parent company of Sprouts Farmers Markets Holdings, LLC (“Intermediate Holdings”) which, through its subsidiaries, operates as a specialty retailer of natural and organic food, offering a complete shopping experience that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. The “Company” is used to refer collectively to Sprouts Farmers Market, Inc. and its subsidiaries. The Company’s store operations are conducted by its subsidiaries.

The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and Rule 10-01 of Regulation S-X. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement. All material intercompany accounts and transactions have been eliminated in consolidation. Interim results are not necessarily indicative of results for any other interim period or for a full fiscal year. The information included in these consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended December 30, 2012.

The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP.

The Company reports its results of operations on a 52- or 53-week fiscal calendar ending on the Sunday closest to December 31. Fiscal years 2012 and 2013 are 52-week years. The Company reports its results of operations on a 13-week quarter, except for 53-week fiscal years.

The Company has one reportable and one operating segment.

All dollar amounts are in thousands, unless otherwise noted.

2. Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force),” which amends Accounting Standards Codification (“ASC”) 405, “Liabilities”. The amendments provide guidance on the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements, including debt arrangements, other contractual obligations, and settled litigation and judicial rulings, for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and should be applied retrospectively. The provisions are effective for the Company’s first quarter of 2014. The Company does not expect adoption of the guidance to have a material effect on its consolidated financial statements.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3. Fair Value Measurements

The Company records its financial assets and liabilities in accordance with the framework for measuring fair value in accordance with GAAP. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the impairment analysis of goodwill, intangible assets, long-lived assets and in the valuation of store closure and exit costs.

The determination of fair values of certain tangible and intangible assets for purposes of our goodwill impairment evaluation as described above was based upon Level 3 inputs. Closed store reserves are recorded at net present value to approximate fair value which is classified as Level 3 in the hierarchy. The estimated fair value of the closed store reserve is calculated based on the present value of the remaining lease payments and other charges using a weighted average cost of capital, reduced by estimated sublease rentals. The weighted average cost of capital was estimated using information from comparable companies and management’s judgment related to the risk associated with the operations of the stores.

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued salaries and benefits and other accrued liabilities approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions of the Term Loan (as defined in Note 7, “Long-Term Debt”), the fair value of the long-term debt, including current maturities, approximates carrying value as of December 30, 2012 and March 31, 2013. The carrying amount of the Senior Subordinated Promissory Notes (as defined in Note 7, “Long-Term Debt”) approximates fair value as its terms are consistent with current market rates as of December 30, 2012 and March 31, 2013. The Company’s estimates of the fair value of long-term debt (including current maturities) and the Senior Subordinated Promissory Notes were classified as Level 2 in the fair value hierarchy.

4. Business Combinations

In May 2012, the Company acquired Sunflower Farmers Markets, Inc., a Delaware corporation (the “Sunflower Transaction”) that operated 37 Sunflower Farmers Market stores (referred to as “Sunflower”), which increased the Company’s total store count to 143 and extended the Company’s footprint into New Mexico, Nevada, Oklahoma and Utah. The Company’s consolidated financial statements include the financial position, results of operations and cash flows of Sunflower commencing on May 29, 2012.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. Accounts Receivable

A summary of accounts receivable is as follows:

	As Of
	December 30, 2012	March 31, 2013
Vendor	$5,602	$5,390
Medical insurance receivable	1,287	272
Other	1,526	2,287

Total	$8,415	$7,949

Medical insurance receivables relate to amounts receivable from the Company’s health insurance carrier for claims in excess of stop-loss limits.

Other receivables relate primarily to payments expected from landlords for incentives.

As of December 30, 2012 and March 31, 2013, the Company had recorded allowances of $0.3 million and $0.2 million for certain receivables, respectively.

6. Accrued Salaries and Benefits

A summary of accrued salaries and benefits is as follows:

	As Of
	December 30, 2012	March 31, 2013
Vacation	$6,747	$6,959
Bonuses	6,253	2,765
Accrued payroll	5,626	6,208
Severance	2,528	1,317
Other	243	180

Total	$21,397	$17,429

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. Long-Term Debt

A summary of long-term debt is as follows:

	Maturity	Interest Rate	As Of
Facility			December 30, 2012	March 31, 2013
Senior Secured
$410.0 million Term Loan, net of original issue discount	April 2018	Variable	$391,544	$390,063
$50.0 million Revolving Credit Facility	April 2016	Variable	—	—
Senior Subordinated Notes
$35.0 million Senior Subordinated Promissory Notes	July 2019	10%-14%	35,000	35,000

Total Debt			426,544	425,063
Less current portion			(1,788)	(738)

Long-term debt, net of current portion			$424,756	$424,325

Current portion of long-term debt is presented net of issue discount of $2.3 million as of both December 30, 2012 and March 31, 2013. The noncurrent portion of long-term debt is presented net of issue discount of $11.3 million and $10.6 million at December 30, 2012 and March 31, 2013, respectively.

Senior Secured Credit Facilities

On April 18, 2011, the Company entered into senior secured credit facilities (“Senior Secured Credit Facilities”) with Jefferies Finance LLC, as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., as letter of credit issuer, and various lenders. The borrower under such senior secured credit facilities is the Company’s wholly-owned subsidiary, Intermediate Holdings (the “borrower”). During April 2012, the Company amended the senior secured credit facilities as described below.

The Senior Secured Credit Facilities provide for a $50.0 million revolving credit facility (“Revolving Credit Facility”), which includes a letter of credit subfacility (up to the unused amount of the Revolving Credit Facility) and a $5.0 million swingline loan subfacility. The Revolving Credit Facility maturity date is April 18, 2016.

The Senior Secured Credit Facilities also provide for a $310.0 million term loan facility (“Term Loan”) which has a maturity date of April 18, 2018. The Company has used the Term Loan to effect certain acquisitions.

On April 23, 2013, the Company refinanced its Senior Secured Credit Facilities. See Note 15. “Subsequent Events,” for additional details.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Term Loan

During April 2011, the Company borrowed $310.0 million, net of financing fees of $1.3 million and issue discount of $14.1 million under the Term Loan and used the proceeds to effectuate the 2011 combination of Sprouts Farmers Markets, LLC, an Arizona limited liability company, with Henry’s Holdings, LLC.

During April 2012, the Company amended its original agreement and used the incremental commitments provision of the Senior Secured Credit Facilities to borrow an additional $100.0 million, net of financing fees of $0.5 million and issue discount of $2.7 million and used the proceeds to effectuate the Sunflower Transaction in May 2012.

The Term Loan requires quarterly principal payments, totaling 1% per annum, with the balance payable on the final maturity date.

Interest on the Term Loan is calculated, at the Company’s option (other than with respect to swingline loans), as adjusted LIBOR (with a 1.25% minimum rate) plus 4.75% or an adjusted dollar base rate (which is the higher of the federal funds rate plus 0.50%, Eurodollar rate applicable to loans with one-month interest periods plus 1.00% and the prime rate, but which, in any event, cannot be less than 2.25%) plus 3.75%. Interest is payable at the end of each quarter in the case of the adjusted dollar base rate option. In the case of the LIBOR option, whereby the contract period may be equal to one, two, three or six months from the date of initial borrowing, interest is payable on the last day of each contract period. The weighted average interest rate for both the thirteen weeks ended April 1, 2012 and March 31, 2013 was 6.00%.

The Company capitalized total debt issuance costs (financing fees) between 2011 and 2012 of $1.8 million related to the Term Loan, which are being amortized to interest expense over the term of the loan. Additionally, $16.7 million of lender fees have been reflected as a discount on the Term Loan and are being charged to interest expense over the term of the loan.

Revolving Credit Facility

The Senior Secured Credit Facilities include a $50.0 million Revolving Credit Facility which matures in April 2016. The Revolving Credit Facility includes letter of credit and $5.0 million swingline loan subfacilities. Letters of credit issued under the facility reduce the borrowing capacity on the total facility.

Interest terms on the Revolving Credit Facility are the same as the Term Loan.

The Company capitalized debt issuance costs of $1.8 million related to the Revolving Credit Facility, which are being amortized to interest expense over the term of the facility.

There were no amounts outstanding on the Revolving Credit Facility at December 30, 2012 and March 31, 2013. Letters of credit totaling $8.4 million had been issued as of both December 30, 2012 and March 31, 2013. These letters of credit primarily support the Company’s insurance programs. Borrowings on the Revolving Credit Facility are for general corporate purposes, including permitted business acquisitions. Amounts available under the Revolving Credit Facility as of both December 30, 2012 and March 31, 2013 totaled $41.6 million.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Under the terms of the Senior Secured Credit Facility, the Company is obligated to pay a commitment fee on the available unused amount of revolving facility commitments equal to 0.50% per annum.

The Company was in compliance with all applicable covenants under the Senior Secured Credit Facilities as of March 31, 2013.

Senior Subordinated Promissory Notes

In May 2012, the Company issued $35.0 million aggregate principal amount of 10.0% Senior Subordinated Promissory Notes due in seven years from date of issuance. Interest accrues at 10.0% annually for the first three years, increasing by 1.0% each year thereafter through maturity reaching a maximum rate of 14.0%. Interest is paid monthly in arrears on the last day of each month beginning with the month following the date of issuance.

On May 31, 2013, the Company repaid the Senior Subordinated Promissory Notes. See Note 15. “Subsequent Events,” for additional details.

8. Closed Store Reserves

A summary of closed store reserve activity is as follows:

	As Of
	December 30, 2012	March 31, 2013
Beginning balance	$5,427	$5,243
Additions	4,343	363
Usage	(1,645)	(517)
Adjustments	(2,882)	23

Ending balance	$5,243	$5,112

During 2012, an adjustment was made to reflect the release of the Company from a lease for a closed store resulting in a reduction of liability of $1.3 million. Also, another location was subleased, resulting in a reduction of $2.0 million to the liability. Other adjustments related to changes in sublease income estimates. Additions during 2012 consisted of one store closure and the closure of an administrative facility of Sunflower.

9. Income Taxes

The Company’s effective tax rate for the thirteen weeks ended April 1, 2012 and March 31, 2013 was 44.4% and 39.6%, respectively. The decrease in the effective tax rate was primarily the result of nondeductible transaction costs for the thirteen weeks ended April 1, 2012.

10. Related-Party Transactions

Transactions with Other Related Parties

The Company incurred costs related to its use of a private aircraft owned by a member of senior management, which was purchased by the Company during 2012. During the thirteen weeks ended April 1, 2012, fees paid in connection with the use of the aircraft were $0.1 million. During the third quarter of 2012, the Company purchased the aircraft for $3.2 million.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Two stockholders are investors in a company that is a supplier of coffee to the Company. During the thirteen weeks ended April 1, 2012 and March 31, 2013, purchases from this company were $1.3 million and $2.0 million, respectively. As of December 30, 2012, the Company had recorded $0.4 million of accounts receivable due from this vendor related to vendor rebates. As of March 31, 2013, the amount the Company had recorded for this receivable was not material. As of both December 30, 2012 and March 31, 2013, the Company had recorded accounts payable due to this vendor of $0.7 million.

On August 30, 2007, Sprouts Arizona entered into a services agreement with an outsourced service provider who is a stockholder of the Company, to perform substantially all of the Company’s bookkeeping services including among other matters, general ledger maintenance, payroll processing, accounts payable processing, accounts receivable processing, and management reporting. The initial term of the services agreement was September 1, 2007 through September 1, 2009 with automatic renewal for successive one-year terms unless either party provides six months’ termination notice. During both the thirteen weeks ended April 1, 2012 and the thirteen weeks ended March 31, 2013, fees and other expenses paid to the service under the terms of the Services Agreement were $0.6 million. The Company has an option to terminate the agreement early for a termination fee of $100,000. If this arrangement were to be terminated, the inability of a third-party service provider to resume these services on a timely basis would impact the Company’s business and operating results.

As of both December 30, 2012 and March 31, 2013, $1.0 million of the Senior Subordinated Promissory Notes were held by certain members of senior management of the Company. The Company repaid these amounts as part of full repayment of the Senior Subordinated Promissory Notes on May 31, 2013. See Note 15, “Subsequent Events.”

11. Commitments and Contingencies

The Company is exposed to claims and litigation matters arising in the ordinary course of business and uses various methods to resolve these matters that are believed to best serve the interests of the Company’s stakeholders. The Company’s primary contingencies are associated with insurance and self-insurance obligations. Estimation of insurance and self-insurance liabilities require significant judgment and actual claim settlements and associated expenses may differ from the Company’s current provisions for loss.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

12. Net Income per Share

The computation of net income per share is based on the number of weighted average shares outstanding during the period. The computation of diluted net income per share includes the dilutive effect of share equivalents consisting of incremental shares deemed outstanding from the assumed exercise of options.

A reconciliation of the numerators and denominators of the basic and diluted net income per share calculations is as follows (in thousands, except per share amounts):

	Thirteen Weeks Ended
	April 1, 2012	March 31, 2013
Basic net income per share:
Net income	$9,546	$18,117

Weighted average shares outstanding	110,000	125,969

Basic net income per share	$0.09	$0.14

Diluted net income per share:
Net income	$9,546	$18,117

Weighted average shares outstanding	110,000	125,969

Effect of dilutive options:
Assumed exercise of options to purchase shares	1,463	3,215

Weighted average shares and equivalent shares outstanding	111,463	129,184

Diluted net income per share	$0.09	$0.14

For the thirteen weeks ended March 31, 2013 the computation of diluted net income per share does not include 2,688,323 options as those options would have been antidilutive or were unvested performance based options. For the thirteen weeks ended April 1, 2012 the computation of diluted net income per share does not include 4,563,053 options as those options were unvested performance based options.

13. Pro Forma Balance Sheet and Net Income Per Share

The unaudited pro forma balance sheet as of March 31, 2013 has been presented to give effect to the accrual for the distribution to owners totaling $282.0 million and payments to vested option holders totaling $13.9 million paid by the Company in April 2013.

Unaudited pro forma net income per share for the thirteen weeks ended March 31, 2013 has been computed to give effect to the number of shares whose proceeds would be necessary to pay the distribution to owners totaling $282.0 million and payments to vested option holders totaling $13.9 million paid in April 2013 as if such issuance occurred on January 1, 2012 (but only to the amount that exceeded net income for the twelve months ended March 31, 2013 and not to exceed the total shares being offered by the Company in this offering). The Company’s initial public offering price is $18.00 per share. Additionally, unaudited pro forma diluted net income per share includes the additional dilutive shares as a result of the adjustment to exercise price on the unvested options in

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

accordance with the anti-dilution provisions of the Option Plan as if such adjustment occurred on January 1, 2012. See Note 15 “Subsequent Events.”

A reconciliation of the numerators and denominators of the pro forma basic and diluted earnings (loss) per share calculations is as follows (in thousands, except per share amounts):

Thirteen Weeks Ended March 31, 2013
Pro forma basic net income per share:
Net income	$18,117

Pro forma weighted average shares outstanding	140,815

Pro Forma basic net income per share	$0.13

Pro forma diluted net income per share:
Net income	$18,117

Pro Forma weighted average shares outstanding	140,815

Effect of dilutive options:
Assumed exercise of options to purchase shares	3,036

Pro Forma weighted average shares and equivalent shares outstanding	143,851

Pro Forma diluted income per share	$0.13

14. Equity-Based Compensation

In May 2011, the Company adopted the Sprouts Farmers Markets, LLC Option Plan (the “Option Plan”) to provide employees or directors of the Company with options to acquire shares of the Company (“options”). The Company had authorized 12,100,000 shares for issuance under the Option Plan of which 283,173 options were available for issuance as of March 31, 2013.

During the thirteen weeks ended March 31, 2013, the Company awarded 66,000 options to employees at exercise prices of $9.15 and grant date fair values of $2.36 to $3.10. The Company uses the Black-Scholes option pricing model to estimate the fair value of options at grant date. Options vest in accordance with the terms set forth in the grant letter and vary depending on if they are time-based or performance-based. Time-based options generally vest ratably over a period of 12 quarters (three years) and performance-based options vest over a period of three years based on financial performance targets set for each year. In the event of a change in control as defined in the Option Plan, all options become immediately vested and exercisable.

SPROUTS FARMERS MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Equity-based compensation expense was reflected in the consolidated statements of operations as follows:

	Thirteen Weeks Ended
	April 1, 2012	March 31, 2013
Cost of sales, buying and occupancy	$63	$131
Direct store expenses	32	24
Selling, general and administrative expenses	726	894

Equity-based compensation expense before income taxes	821	1,049
Income tax benefit	(328)	(420)

Net equity-based compensation expense	$493	$629

As of December 30, 2012 and March 31, 2013, there were approximately 5,830,000 and 5,357,000 unvested options outstanding.

As of March 31, 2013, total unrecognized compensation expense related to outstanding options was $6.0 million which, if the service and performance conditions are fully met, is expected to be recognized over the next 1.6 years on a weighted-average basis.

During the thirteen weeks ended March 31, 2013, the Company received $0.1 million in cash proceeds from the exercise of options.

15. Subsequent Events

Subsequent events have been evaluated through June 17, 2013, which is the date the unaudited financial statements were available to be issued.

April 2013 Refinancing

Effective April 23, 2013, Intermediate Holdings, as borrower, refinanced the Revolving Credit Facility and the Term Loan, which had balances then outstanding of $403.1 million, by entering into a new credit agreement (“New Credit Agreement”). The New Credit Agreement provides for a $700.0 million senior secured term credit facility and a $60.0 million revolving credit facility. The terms of the New Credit Agreement allow Intermediate Holdings, subject to certain conditions, to increase the amount of the term loans and revolving commitments thereunder by an aggregate incremental amount of up to $160.0 million, plus an additional amount, so long as after giving effect to such increase, the relevant net leverage ratio does not exceed a specified level.

April 2013 Distribution Payment

On April 24, 2013, the Company paid a total distribution of $282.0 million to stockholders. Additionally, under the anti-dilution provisions of the Option Plan, the Company paid $13.9 million to certain vested option holders and reduced the exercise price on unvested options.

May 2013 Repayment of Senior Subordinated Promissory Notes

On May 31, 2013, the Company repaid the entire balance of $35.0 million of outstanding Senior Subordinated Promissory Notes and paid $0.3 million of interest accrued to date.

Financial Statements

for

Sunflower Farmers Markets, Inc.

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Sunflower Farmers Markets, Inc.

Boulder, Colorado

We have audited the accompanying balance sheet of Sunflower Farmers Markets, Inc. (the “Company”) as of December 31, 2011, and the related statements of income, changes in stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunflower Farmers Markets, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  Ehrhardt Keefe Steiner & Hottman PC

October 5, 2012

Denver, Colorado

SUNFLOWER FARMERS MARKETS, INC.

Balance Sheet

December 31, 2011

Assets
Current assets
Cash and cash equivalents	$402,379
Accounts receivable, net of allowance for doubtful accounts of $80,649	2,776,367
Inventories	32,865,104
Prepaid expenses and other assets	2,396,017
Deferred tax asset	3,305,000

Total current assets	41,744,867

Non-current assets
Property, equipment, and improvements, net	77,309,143
Deferred financing costs, net	563,418
Note receivable, related party	100,000
Intangible assets	1,675,278

Total non-current assets	79,647,839

Total assets	$121,392,706

Liabilities and Stockholders’ Deficit
Current liabilities
Checks written in excess of bank balance	$4,336,392
Line-of-credit	16,529,540
Accounts payable	14,233,056
Accrued liabilities	12,162,940
Current portion of deferred rent concessions	1,650,279
Current portion of long-term debt	2,465,202

Total current liabilities	51,377,409

Non-current liabilities
Deferred rent concessions, less current portion	14,359,677
Financing lease obligations	23,952,670
Other liabilities, less current portion	1,520,422
Deferred tax liability	996,000
Long-term debt, less current portion	11,484,238

Total non-current liabilities	52,313,007

Total liabilities	103,690,416

Commitments and contingencies

Mezzanine equity
Redeemable Series B preferred stock, par value $0.001, 2,744,705 shares authorized and outstanding with a liquidation preference of $104,243,744	53,346,531

Stockholders’ deficit
Redeemable Series A preferred stock, par value $1.00, 4,696,498 shares authorized, 3,696,498 shares outstanding with a liquidation preference of $5,438,107	5,438,107
Common stock, par value $0.001, 10,000,000 shares authorized, 4,400,000 shares issued and outstanding	4,425
Additional paid-in capital	1,572,996
Accumulated deficit	(42,659,769)

Total stockholders’ deficit	(35,644,241)

Total liabilities, mezzanine, and stockholders’ deficit	$121,392,706

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

Statement of Income

For the Fiscal Year Ended December 31, 2011

Sales	$406,709,560
Cost of goods sold	273,444,863

Gross profit	133,264,697

Expenses
Direct store expenses	96,330,478
General and administrative expenses	15,539,953
Pre-opening expenses	2,998,546
Depreciation and amortization	9,045,244
Store closure and lease termination costs	379,076

Total expenses	124,293,297

Income from operations	8,971,400

Other income (expense)
Other income, net	208,043
Interest expense, net of amounts capitalized	(5,100,971)

Total other expense	(4,892,928)

Income before income taxes	4,078,472
Income tax benefit	2,147,542

Net income	6,226,014
Accretion of dividends and offering costs on redeemable preferred stock	(6,230,521)

Net loss attributable to common stockholders	$(4,507)

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

Statement of Changes in Stockholders’ Deficit

For the Fiscal Year Ended December 31, 2011

	Redeemable Preferred Stock - Series A		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2011	3,696,498	$4,898,595	4,400,000	$4,425	$1,161,446	$(42,655,262)	$(36,590,796)
Stock-based compensation	—	—	—	—	411,550	—	411,550
Net income	—	—	—	—	—	6,226,014	6,226,014
Accretion of preferred dividends and offering costs	—	539,512	—	—	—	(6,230,521)	(5,691,009)

Balance—December 31, 2011	3,696,498	$5,438,107	4,400,000	$4,425	$1,572,996	$(42,659,769)	$(35,644,241)

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities
Net income	$6,226,014

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,045,244
Amortization of deferred financing costs	179,765
Deferred income tax benefit	(2,309,000)
Non-cash stock-based compensation expense	411,550
Deferred rent concessions	1,929,373
Loss on disposal of assets	2,149,477
Changes in operating assets and liabilities
Accounts receivable, net	(643,819)
Inventories	(5,904,120)
Prepaid expenses and other assets	(487,572)
Accounts payable	1,828,678
Accrued liabilities	2,235,545
Other long-term liabilities	(131,280)

8,303,841

Net cash provided by operating activities	14,529,855

Cash flows from investing activities
Purchases of property, equipment, and improvements	(16,430,899)
Purchases of intangible assets	(34,488)
Note receivable, related party	(100,000)

Net cash used in investing activities	(16,565,387)

Cash flows from financing activities
Checks written in excess of bank balance	(454,432)
Net proceeds from line-of-credit	5,320,929
Proceeds from financing lease obligations	—
Payments on long-term debt	(2,633,699)
Proceeds on long-term debt	—
Payment of deferred financing costs	(84,168)
Payments on notes payable to stockholder	—
Proceeds from issuance of preferred stock	—

Net cash provided by financing activities	2,148,630

Net increase in cash and cash equivalents	113,098
Cash and cash equivalents—beginning of period	289,281

Cash and cash equivalents—end of period	$402,379

Supplemental disclosure of cash flow information:
Cash paid for interest $4,843,937.
Supplemental disclosure of non-cash financing and investing activities:
The Company financed the purchase of new store inventory with various notes payable to a vendor in the amounts of $1,500,000.
The Company accrued $774,930 for capital expenditures, which was recorded in accounts payable or accrued liabilities.
The Company accreted dividends and offering costs on redeemable preferred stock of $6,230,521.
The Company financed $238,088 of property and equipment through the issuance of financing leases.

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Sunflower Farmers Markets, Inc. (the “Company”) is headquartered in Boulder, Colorado, and operates grocery stores that have a product emphasis on natural and organic foods. The Company operates retail store locations across Arizona, Colorado, New Mexico, Nevada, Texas, Utah, California, and Oklahoma and a distribution facility in Arizona. The Company conducts business under the trade name Sunflower Farmers Market.

During Fiscal Year 2011, the Company changed its legal name from Newflower Markets, Inc. to Sunflower Farmers Markets, Inc.

Fiscal Year

The Company reports its results of operations on a 52-week or 53-week fiscal year basis. The fiscal year ends on the Saturday closest to December 31. The year ended December 31, 2011 (“Fiscal Year 2011”) was a 52-week year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Inventories

Inventories are valued principally at lower of cost or market, with cost primarily determined on a first-in, first-out basis. A portion of the Company’s inventory is valued using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a cost-to-retail ratio for various categories of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Inventories consist primarily of finished goods held for sale.

The Company recognizes all vendor allowances as a reduction in merchandise costs when the related product is sold. In most cases, vendor allowances are applied to the related product cost by item and, therefore, reduce the carrying value of inventory by item. When it is not practicable to allocate vendor allowances to the product by item, the Company recognizes vendor allowances as a reduction in merchandise costs based on inventory turns and as the product is sold.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Deferred Financing Costs

Costs associated with obtaining debt financing are deferred and amortized to interest expense over the term of the related debt. Amortization expense for Fiscal Year 2011 was $179,765.

Property, Equipment, and Improvements

Property, equipment, and improvements are stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the related assets, ranging from 2 to 15 years for leasehold improvements, fixtures, and equipment and 40 years for buildings. Maintenance, repairs, and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. The Company provides amortization for leasehold improvements using the straight-line method over the lesser of the estimated economic life or initial term of the lease.

The Company capitalizes interest cost incurred on funds used to construct new stores. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated economic life. Interest cost capitalized was $279,316 for the Fiscal Year 2011. Included in property, equipment, and improvements are costs associated with the selection and procurement of real estate sites. For successful sites, these costs are amortized over the remaining lease term for sites accounted for as operating leases or 40 years for sites that are accounted for as financing lease obligations.

Operating Leases

The Company leases certain stores, its distribution center, and administrative facilities under operating leases. Store lease agreements generally include rent holidays, rent escalation clauses, and contingent rent provisions for a percentage of sales in excess of specified levels. Most of the Company’s leases include renewal periods at the Company’s option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space for construction or other purposes. The Company records tenant improvement allowances as deferred rent liabilities and amortizes deferred rent over the term of the lease. The Company records rent liabilities for contingent percentage of sales lease provisions when it has been determined that it is probable that the specified levels will be reached during the fiscal year.

Intangible Assets

Intangible assets include trade names and liquor licenses. Trade names and liquor licenses are subject only to minimal renewal costs and are considered to have indefinite lives. These assets are reviewed for impairment annually or more frequently if the Company determines that impairment indicators are present.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company groups and evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. The Company looks primarily to the estimated undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, and accounts payable, approximate fair value because of the relatively short maturity of these instruments.

The carrying amounts of the Company’s outstanding amounts on its revolving line-of-credit and long-term debt approximate fair value as these instruments have variable interest rates that reflect market changes.

Concentrations of Credit Risk

For Fiscal Year 2011, approximately 19% of the Company’s inventory purchases were from its primary distributor, United Natural Foods, Inc. (“UNFI”). The Company believes its reliance on this supplier could be shifted over a period of time to alternative supply sources should such a change be necessary. However, if the Company is unable to obtain products from UNFI for factors beyond its control, operations would be disrupted in the short term while alternative supply sources were secured.

The Company’s receivables consist of reimbursements for leasehold incentives provided by landlords on the Company’s leased facilities and volume discounts or incentive programs offered by vendors. The Company establishes an allowance for doubtful accounts based upon the age of the outstanding receivables as well as specific facts and circumstances surrounding known collection issues. This allowance is deducted from the related receivables and reflected net in the accompanying balance sheets.

Revenue Recognition

Revenue is recognized at the point of sale at the Company’s retail stores. Any discounts provided to the customers at the point of sale are recognized as a reduction in sales as the products are sold. Sales taxes are not included in revenue.

Cost of Goods Sold

Cost of goods sold includes the cost of inventory sold during the period and shipping and handling costs, net of discounts and allowances. The amount shown is net of various rebates from third-party vendors. All vendor consideration is recorded as a reduction of cost of goods sold if the consideration is not directly supported by associated costs and activities.

Direct Store Expenses

Direct store expenses consist of store-level expenses, such as salaries and benefits, occupancy costs, supplies, advertising, community marketing, and other store-specific costs.

Pre-Opening Expenses

Pre-opening expenses include rent expense incurred during construction of new stores and costs related to new store openings, including costs associated with hiring and training personnel, smallwares, supplies, and other miscellaneous costs. Rent expense is generally incurred up to six months prior to a store’s opening date. Pre-opening costs are expensed as incurred.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Reserve for Closed Properties

The Company maintains a reserve for retail stores and other properties that are no longer being utilized in current operations. The Company provides for closed property operating lease liabilities using the present value of the remaining non-cancelable lease payments and lease termination fees after the closing date, net of estimated subtenant income. The closed property lease liabilities are expected to be paid over the remaining lease terms. The Company estimates subtenant income and future cash flows based on the Company’s experience and knowledge of the area in which the closed property is located, the Company’s previous efforts to dispose of similar assets, and existing economic conditions.

The reserves for closed properties include management’s estimates for lease subsidies, lease terminations, and future payments on exited real estate. Adjustments to closed property reserves primarily relate to changes in existing economic conditions, subtenant income, or actual exit costs differing from original estimates. Adjustments are made for changes in estimates during the period in which the changes become known.

Advertising Expenses

Advertising expenses for Fiscal Year 2011 were approximately $6,411,000, net of vendor allowances received for cooperative advertising of $1,474,000. Advertising costs are charged to expense as incurred.

Stock-Based Compensation

The Company recognizes the grant date estimated fair value of stock options and other equity-based compensation issued to employees in the statements of operations. The estimated grant date fair value is calculated using the Black-Scholes-Merton option-pricing model, and these costs are recognized on a straight-line basis over the vesting period.

The estimation of fair value for granted options and expense to be recognized includes extensive use of accounting judgment and financial estimates, including estimating the price per share of the Company’s common stock, estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of the Company’s common stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. The Company applies the simplified method to determine the expected term. For the purpose of calculating volatility, the Company used a weighted average of comparable companies’ published volatilities. The risk-free interest rate is based on the yield curve in effect at the time of grant for U.S. Treasury zero coupon bonds with a maturity similar to the expected term at the time of the grant.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company establishes a valuation allowance for deferred tax assets for which there is uncertainty regarding the realization.

The Company accounts for uncertainty in income taxes by recognizing the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized in the financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to the Company’s subjective assumptions and judgments, which can materially affect amounts recognized in the balance sheets and statements of operations. The result of the assessment of the Company’s tax positions did not have an impact on the financial statements. The Company’s federal tax returns for all years after 2007 and the Company’s state tax returns after 2006 are subject to future examination by tax authorities for all of the Company’s tax jurisdictions. The Company recognizes interest and penalties related to income tax matters in other income (expense) and general and administrative expenses, respectively.

Self Insurance

The Company is self-insured for employee medical and dental insurance up to certain stop-loss levels and has recorded an estimated liability for claims on health policies that have been reported but not yet paid, as well as for claims that have been incurred but not reported. Liabilities for unpaid claims are estimated based upon historical claims experience and actuarial assumptions. As of the end of Fiscal Year 2011, the Company had recorded $828,000, in accrued expenses for unpaid health insurance claims.

Subsequent Events

Management has evaluated subsequent events for the Company through October 5, 2012, the date the financial statements were available to be issued. Other then the matter disclosed in Note 13, management has concluded there are no other subsequent events relevant for financial statement adjustment or disclosure.

Note 2—Property, Equipment, and Improvements

Property, equipment, and improvements consist of the following as of December 31, 2011:

Fixtures and equipment	$38,314,946
Leasehold improvements	35,034,238
Buildings	29,845,173

103,194,357
Less: accumulated depreciation and amortization	(31,027,037)

72,167,320
Construction in process and equipment not yet in service	5,141,823

$77,309,143

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3—Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 2011:

Accrued compensation and benefits	$7,222,844
Accrued taxes	2,090,511
Other accrued liabilities	1,664,852
Gift cards outstanding	794,024
Accrued interest	390,709

$12,162,940

Note 4—Line-of-Credit

The Company entered into an agreement with a bank to secure a revolving line-of-credit with a maximum principal amount of $20,000,000, subject to borrowing base restrictions related to inventory and restrictive covenants. As of Fiscal Year-end 2011, the Company was in compliance with its debt covenants. The covenants are related to debt coverage, EBITDA, and capital expenditure limitations. The line-of-credit bears interest at the greater of 2% or 30-day LIBOR plus 5% (7% at December 31, 2011) with a maturity date of November 1, 2014, at which time all advances are immediately due and payable. The line-of-credit is collateralized by substantially all assets of the Company. Amounts outstanding under the agreement are classified as a current liability due to a subjective acceleration clause and the lender’s required use of a lockbox for all depository receipts. Amounts available under the revolving line-of-credit as of Fiscal Year-end 2011 was $3,300,000.

Note 5—Financing Lease Obligations

The Company has recorded capital financing lease obligations for eight store building leases. In each case, the Company was deemed under accounting rules to be the owner during the construction period. Further, at the completion of the construction period, it was determined that the lease contained provisions that were indicative of continuing involvement with the property that included the Company providing the lessor non-recourse financing.

The Company has accounted for these leases as financings. The financing method requires that the buildings and related assets subject to the lease be reflected on the balance sheet of the Company and be depreciated over the remaining useful lives. Monthly lease payments are allocated between the land element of the lease (which is accounted for as an operating lease) and the finance obligation. The finance obligation is amortized using the effective interest rate method, and the interest rate is determined in accordance with the requirements of sale leaseback accounting. Lease payments less the portion allocated to the land element of the lease and the portion considered to be interest expense decrease the financing liability. At the end of the initial lease term, should the Company decide not to renew the lease, the Company would reverse the equal amounts of the net book value of the asset and the corresponding finance obligation.

The outflows from the construction of the buildings are classified as investing activities. The outflows associated with the financing obligations’ principal payments and inflows from the associated financing proceeds are classified as financing activities in the Company’s statements of cash flows.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

The assets under financed leases have cost and accumulated amortization as follows as of December 31, 2011:

Assets related to financed leases included in buildings	$29,845,173
Less: related accumulated depreciation	(1,671,822)

Assets related to financed leases, net	$28,173,351

As of Fiscal Year 2011, future minimum payments for buildings during the initial lease term of the leases are as follows:

Fiscal Year
2012	$2,512,300
2013	2,641,700
2014	2,758,500
2015	2,822,500
2016	2,839,300
Thereafter	13,049,100

Total minimum lease payments	26,623,400
Plus: Amount representing non-cash balloon payment	23,663,420
Less: Amount representing interest	(26,334,150)

Net present value of finance lease obligation	23,952,670
Less: Current portion	—

Long-term finance lease obligations	$23,952,670

The final payment under the financing lease obligation is a non-cash payment that represents the conveyance of the property to the buyer-lessor at the end of the lease term.

Note 6—Long-Term Debt

Vendor and Bank Notes Payable

December 31, 2011
Notes payable to a vendor for store inventory. Interest rates at prime rate plus 2%-3% (5.25%-6.25% at December 31, 2011). The notes require various monthly principal and interest payments with maturities from 2012 to 2015. Certain notes are guaranteed by the Founder of the Company.	$2,157,765

Term loan with a bank, interest rate at the greater of 2% or 30-day LIBOR plus 5% (7% at December 31, 2011), maturing on November 1, 2014, collateralized by substantially all assets of the Company. Beginning in January 2012, the Company submits monthly principal payments of $108,333. During Fiscal Year 2011, $2,000,000 of the available principal balance was transferred to the subordinated note. Interest is payable monthly.	1,791,675

Subordinated note with a bank. Interest rate was fixed at 13.5% through June 30, 2011, then adjusted to 12% until maturity on November 1, 2014. Collateralized by substantially all assets of the Company. The note is subordinated to the line-of-credit and the term loan.	10,000,000

13,949,440
Less current portion	(2,465,202)

$11,484,238

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Both the term loan and the subordinated note are subject to restrictive covenants related to minimum fixed charge coverage ratios, maximum leverage ratios, minimum EBITDA, and annual limitations on capital expenditures. Certain covenants have not been met, and the bank has waived such non-compliance.

The line-of-credit, term loan, and subordinated note were guaranteed by the Founder of the Company up to an aggregate amount of $1,500,000. On January 25, 2011, the guaranty was released by the bank.

Maturities of long-term obligations are as follows:

Fiscal Years
2012	$2,465,202
2013	1,159,392
2014	10,320,351
2015	4,495

$13,949,440

Note 7—Stock Options

The Company maintains a Stock Option Plan (the “Plan”) for key employees and directors. The Company has reserved 1,187,166 shares of common stock under the Plan for both non-qualified and incentive stock option grants. The Plan requires that all grants be made at estimated fair market value of the common stock and have a term not to exceed ten years. Vesting is at the discretion of the Stock Option Planning Committee.

The Company has computed the estimated fair value of options granted using the following weighted-average assumptions as of December 31, 2011:

Approximate risk-free rate	2.29%-2.66%
Average expected life	6 years
Dividend yield	0%
Volatility	33.70%-33.77%
Weighted-average estimated fair value of options granted during the year	$2.96

The following table presents the activity for options outstanding:

	Number of Shares	Weighted- Average Exercise Price
Outstanding—January 1, 2011	805,830	$5.00
Granted	360,000	5.00
Forfeited/canceled	(1,250)	5.00
Exercised	—	—

Outstanding—December 31, 2011	1,164,580	$5.00

Exercisable—December 31, 2011	524,923	$5.00

The weighted-average remaining contractual life of the Company’s options at Fiscal Year ended 2011 was 7.99 years.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

The total grant date fair value of stock options issued during Fiscal Year 2011 was approximately $1,066,000.

As of Fiscal Year ended 2011, there was $1,329,170 of unrecognized compensation cost related to outstanding stock options. This amount is expected to be recognized over a weighted-average period of approximately two years.

Note 8—Redeemable Preferred Stock

On December 26, 2008, the Company issued 1,000,000 shares of Series A preferred stock (“Series A”) to its Founder for gross proceeds of $1,000,000. As part of the purchase agreement, the Founder was provided the right to convert these shares of Series A into the next series issued as a result of an equity financing that raises more than $1,000,000. The conversion price was set at the offering price of the next series, which was $13.12 per share. During Fiscal Year 2010, the Founder elected to convert the 1,000,000 shares of Series A into 76,220 shares of Series B preferred stock (“Series B”). Upon conversion to the Series B, the accrued dividends associated with the converted Series A shares of $181,050 became included in the liquidation preference of the Series B.

The rights, preferences, and privileges of the redeemable preferred stock are as follows:

Dividends

Series A and Series B accrue dividends at 11% per annum, compounded quarterly. Dividends accrue whether or not declared and are cumulative. The Company is under no obligation to pay such accruing dividends; however, any unpaid dividends are required to be settled upon redemption. Under the terms of the current credit facility, the Company cannot pay Series B accruing dividends. Series B is entitled to the same dividends as may be declared on common stock, at the same rate as if Series B had been converted into common stock. No dividends can be paid on Series A or common stock until holders of Series B have received all accrued but unpaid dividends.

The Company recorded accrued dividends as follows at 2011:

Series A	$539,512
Series B	5,344,175

$5,883,687

Liquidation Preference

The Series B liquidation preference is equal to the greater of (i) the Series B original issue price plus any Series B accruing dividends accrued but unpaid thereon, or (ii) the fair market value of Series B. As of Fiscal Year ended 2011, the Company determined that the Series B original issue price plus accruing dividends was greater than the fair market value of Series B.

The Series A liquidation preference is equal to the original Series A issue price plus any accruing dividends accrued but unpaid thereon, whether or not declared.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Redemption

At any time after the earlier of (i) November 28, 2014 or (ii) the effective date of change of control, as defined, if a written notice requesting redemption of all shares of Series B is received from the holders of at least 50% of the shares of the Series B then outstanding, the Series B redemption price will be due in 30 days of receipt of said notice. Subject to the redemption of all shares of Series B and payment in full of the Series B redemption price (or funds set aside), all shares of Series A shall be redeemed by the Company at the Series A redemption price.

Series A is subject to optional redemption by the Company as follows: subject to obtaining consent of Series B holders and payment in full of the Series B redemption price, the Company may, at its option, redeem at any time on or after issuance of Series A, in whole or in part and on one or more occasions, any or all shares of Series A at the Series A redemption price. Further, upon either redemption of, or receipt by the Company of a request for redemption by the holders of Series B, all shares of Series A shall be redeemed by the Company.

The Series B carrying value is the original issue price, which was equal to the proceeds received by the Company, plus accrued dividends, and net of unaccreted issuance costs. The Series A carrying value is equal to the original issue price, which was equal to the proceeds received by the Company, plus accrued dividends. The Company adjusts the carrying value of all series preferred stock to accrete up to the redemption value on a straight-line basis from the date of issuance to the earliest redemption date.

Conversion

Each share of Series B is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series B original issue price by the Series B conversion price in effect at the time of conversion (initially equal to $13.12). Further, each share of Series B will automatically be converted into shares of common stock immediately upon the sale of common stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of proceeds (after deduction of the underwriters’ commission and expenses), and a per-share offering price to the public of at least $32.80 per share (as adjusted for stock splits, stock dividends, recapitalization, and similar events), at the then-effective conversion rate, provided that the liquidation preference is also paid to each Series B stockholder contemporaneously or immediately prior to the conversion.

Voting

The holders of each share of preferred stock are entitled to one vote for each share of common stock into which such share may be converted.

Registration Rights

If at any time after the earlier of (i) December 7, 2011 or (ii) 180 days after the effective date of a registration statement for an initial public offering the Company receives a request from holders of at least 50% of the Company’s Registerable Securities then outstanding that the Company file a Form S-1 registration statement, the Company is required to file a Form S-1 registration statement with respect to at least 30% of the Registerable Securities then outstanding. Registerable Securities

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

encompass both outstanding common stock and preferred stock convertible into common stock. Notwithstanding the foregoing, the Company shall not be required to file a Form S-1 registration statement covering Registerable Securities with respect to a registration rights demand unless the estimated post-transaction fair market value of the Company is not less than $200,000,000.

Note 9—Income Taxes

The benefit for income taxes for the Fiscal Year ended 2011 was as follows:

Current
Federal	$—
State and local	161,458

161,458

Deferred
Federal	(2,114,000)
State and local	(195,000)

(2,309,000)

Total income tax benefit	$(2,147,542)

During Fiscal Year 2011, the Company reduced the valuation allowance related to the remaining net tax assets by $4,044,000. The reduction reflects the Company’s expectation that it will more likely than not generate future taxable income to utilize this amount of net deferred tax assets.

At the end of Fiscal Year 2011, the Company had approximately $9,200,000 of federal net operating losses. These operating loss carryforwards, if unused, will begin to expire in 2028. Additionally, the Company has approximately $140,000 of charitable contribution carryforwards that begin to expire in 2015 and alternative minimum tax credits of $106,000 with no expiration date.

The net current and long-term deferred tax assets and liabilities in the accompanying balance sheet include the following as of December 31, 2011:

Current deferred tax asset	$3,305,000
Current deferred tax liability	—

Net current deferred tax asset	3,305,000

Long-term deferred tax asset	18,260,000
Long-term deferred tax liability	(19,256,000)

Net long-term deferred tax liability before valuation allowance	(996,000)

Net deferred tax assets	$2,309,000

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

The components of the net deferred tax assets (liability) as of Fiscal Year 2011 was as follows:

Current
Inventories	$1,046,000
Allowance for bad debts	30,000
Accrued compensation	896,000
Deferred gift card revenue	89,000
Deferred rent concessions	878,000
Accruals for financial statement purposes not allowed for income taxes	366,000

Total current deferred tax assets	$3,305,000

Non-current
Financing lease obligations	$8,934,000
Deferred rent concessions	5,706,000
Tax credit carryforward	159,000
Net operating loss, capital loss, and credit carryforwards	3,459,000
Accruals for financial statement purposes not allowed for income taxes	3,000
Intangible assets	(96,000)
Basis difference in property, equipment, and improvements	(19,161,000)

Total non-current deferred tax asset (liabilities)	(996,000)

Total net deferred tax assets	$2,309,000

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net income compared to the income taxes in the statement of income as of December 31, 2011:

Income tax expense at the statutory rate	$1,386,680
Change resulting from:
State and local income taxes, net of federal income tax	239,500
Other permanent differences	85,075
Stock compensation for ISOs	139,927
Meals and entertainment	45,276
Change in valuation allowance	(4,044,000)

$(2,147,542)

Note 10—Commitments and Contingencies

Operating Leases

The Company leases facilities, equipment, and vehicles under non-cancelable operating leases. Rent expense for these leases was $9,623,700 for Fiscal Year 2011. Included in rent expense was $234,400 of sublease income.

During Fiscal Year 2010, the Company closed its Plano, Texas, store. The Company is obligated to make lease payments on the non-cancelable operating lease associated with this store through November 2018. The Company has recorded a liability based on the present value of the cash flows arising from the lease commitment, net of estimated future sublease income. At the end of Fiscal Year 2011, the liability was $1,611,478 and is included in the accompanying balance sheets under the captions “Accrued liabilities” and “Other liabilities, less current portion.”

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Future minimum lease payments under these leases are approximately as follows:

Fiscal Year
2012	$12,160,000
2013	13,273,000
2014	12,830,600
2015	12,217,300
2016	12,269,000
Thereafter	66,294,800

$129,044,700

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Contingency

The Company is subject to sales and use tax audits conducted by the municipalities in which it operates, whereby an assessment consisting of alleged past due sales and use tax, interest, and penalties may be assessed. Based on an evaluation by management, the potential tax, interest, and other costs related to the audit has been estimated. Accordingly, as of Fiscal Year ended 2011, the Company recorded an accrued liability in the amount of $150,000 to provide for the potential resolution of these matters. This estimate is subject to material change based upon future developments.

Note 11—Related Party Transactions

During Fiscal Year 2011, the Company paid approximately $584,000 to entities owned by the Company’s Founder for rental and usage fees of an airplane, purchases of inventory, and apartment rental fees.

During Fiscal Year 2011, the Company paid approximately $1,366,000 for custodial services to an entity owned by a relative of an officer of the Company.

On September 28, 2011, the Company entered into a note receivable agreement with the Chief Executive Officer of the Company (“CEO”) in the amount of $100,000. The note bears interest at 6% per annum. No principal or interest payments are due the first year, interest-only payments are due monthly for years two and three, and the balance of the note receivable and any accrued but unpaid interest are due on the earlier of September 28, 2014 or any time required by the Company after 90 days’ written notice from the Company to the CEO.

Note 12—Employee Benefit Plan

The Company has adopted a 401(k) defined contribution plan, whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company matches 50% of the first 4% of an employee’s salary deferral contributions. The Company’s contributions were $170,147 for Fiscal Year 2011.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 13—Subsequent Events

On May 28, 2012, the Company completed its merger with Sprouts Farmers Market, LLC (“Sprouts”). The arrangement consideration consists of both cash and Sprouts’ shares with an aggregate value of approximately $200 million.

Financial Statements

for

Sunflower Farmers Markets, Inc.

(Unaudited)

SUNFLOWER FARMERS MARKETS, INC.

Balance Sheets

(unaudited)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$411,973	$402,379
Accounts receivable	2,786,296	2,776,367
Inventories	31,637,835	32,865,104
Prepaid expenses and other assets	2,421,010	2,396,017
Deferred tax asset	3,275,000	3,305,000

Total current assets	40,532,114	41,744,867

Non-current assets
Property, equipment, and improvements, net	81,355,749	77,309,143
Deferred financing costs, net	522,402	563,418
Note receivable, related party	100,000	100,000
Intangible assets	1,675,278	1,675,278

Total non-current assets	83,653,429	79,647,839

Total assets	$124,185,543	$121,392,706

Liabilities and Stockholders’ Deficit
Current liabilities
Checks written in excess of bank balance	$5,240,047	$4,336,392
Line-of-credit	11,364,154	16,529,540
Accounts payable	15,426,461	14,233,056
Accrued liabilities	11,735,750	12,162,940
Current portion of deferred rent concessions	1,722,077	1,650,279
Current portion of long-term debt	2,319,511	2,465,202

Total current liabilities	47,808,000	51,377,409

Non-current liabilities
Deferred rent concessions, less current portion	15,597,247	14,359,677
Financing lease obligations	23,993,414	23,952,670
Other liabilities, less current portion	1,659,174	1,520,422
Deferred tax liability	3,000,000	996,000
Long-term debt, less current portion	10,973,120	11,484,238

Total non-current liabilities	55,222,955	52,313,007

Total liabilities	103,030,955	103,690,416

Commitments and contingencies

Mezzanine equity
Redeemable Series B preferred stock, par value $0.001, 2,744,705 shares authorized and outstanding as of March 31, 2012 and December 31, 2011, with a liquidation preference of $104,243,744 as of March 31, 2012	54,918,345	53,346,531

Stockholders’ deficit
Redeemable Series A preferred stock, par value $1.00, 4,696,498 shares authorized, 3,696,498 shares outstanding as of March 31, 2012 and December 31, 2011, with a liquidation preference of $5,586,837 as of March 31, 2012	5,586,837	5,438,107
Common stock, par value $0.001, 10,000,000 shares authorized, 4,400,000 shares issued and outstanding	4,425	4,425
Additional paid-in capital	1,703,223	1,572,996
Accumulated deficit	(41,058,242)	(42,659,769)

Total stockholders’ deficit	(33,763,757)	(35,644,241)

Total liabilities, mezzanine, and stockholders’ deficit	$124,185,543	$121,392,706

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

Statements of Income

(unaudited)

	For the Fiscal Quarter Ended
	March 31, 2012	April 2, 2011
Sales	$117,773,915	$97,504,903
Cost of goods sold	76,334,976	64,381,774

Gross profit	41,438,939	33,123,129

Expenses
Direct store expenses	25,550,185	22,446,826
General and administrative expenses	5,419,030	3,257,374
Pre-opening expenses	1,279,864	530,051
Depreciation and amortization	2,412,685	2,084,469
Store closure and lease termination costs	37,248	34,154

Total expenses	34,699,012	28,352,874

Income from operations	6,739,927	4,770,255

Other (expense) income
Other (expense) income, net	(11,188)	61,994
Interest expense, net of amounts capitalized	(1,341,457)	(1,248,561)

Total other expense	(1,352,645)	(1,186,567)

Income before income taxes	5,387,282	3,583,688
Income tax expense	(2,065,211)	(950)

Net income	3,322,071	3,582,738
Accretion of dividends and offering costs on redeemable preferred stock	(1,720,544)	(1,584,620)

Net income attributable to common stockholders	$1,601,527	$1,998,118

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

Statement of Changes in Stockholders’ Deficit

(unaudited)

	Redeemable Preferred Stock - Series A		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2011	3,696,498	$5,438,107	4,400,000	$4,425	$1,572,996	$(42,659,769)	$(35,644,241)
Stock-based compensation	—	—	—	—	130,227	—	130,227
Net income	—	—	—	—	—	3,322,071	3,322,071
Accretion of preferred dividends and offering costs	—	148,730	—	—	—	(1,720,544)	(1,571,814)

Balance—March 31, 2012	3,696,498	$5,586,837	4,400,000	$4,425	$1,703,223	$(41,058,242)	$(33,763,757)

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

Statements of Cash Flows

(unaudited)

	For the Fiscal Quarter Ended
	March 31, 2012	April 2, 2011
Cash flows from operating activities
Net income	$3,322,071	$3,582,738
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,412,685	2,084,469
Amortization of deferred financing costs	47,939	42,065
Deferred income taxes	2,034,000	—
Non-cash stock-based compensation expense	130,227	66,520
Deferred rent concessions	1,309,368	297,435
Loss on disposal of assets	101,985	57,261
Changes in operating assets and liabilities
Accounts receivable, net	(9,929)	648,440
Inventories	1,227,269	(1,919,612)
Prepaid expenses and other assets	(24,993)	1,378,865
Accounts payable	1,675,718	2,141,221
Accrued liabilities	(427,190)	(1,580,654)
Other long-term liabilities	138,752	117,962

Net cash provided by operating activities	11,937,902	6,916,710

Cash flows from investing activities
Purchases of property, equipment, and improvements	(7,002,845)	(4,097,129)
Purchase of intangible assets	—	(16,680)

Net cash used in investing activities	(7,002,845)	(4,113,809)

Cash flows from financing activities
Checks written in excess of bank balance	903,655	2,739,965
Net payments on line-of-credit	(5,165,386)	(4,805,181)
Payments on long-term debt	(656,809)	(670,604)
Payment of deferred financing costs	(6,923)	—

Net cash used in financing activities	(4,925,463)	(2,735,820)

Net increase in cash and cash equivalents	9,594	67,081
Cash and cash equivalents—beginning of period	402,379	289,281

Cash and cash equivalents—end of period	$411,973	$356,362

See notes to financial statements.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Sunflower Farmers Markets, Inc. (the “Company”) is headquartered in Boulder, Colorado, and operates grocery stores that have a product emphasis on natural and organic foods. The Company operates retail store locations across Arizona, California, Colorado, Nevada, New Mexico, Texas, Utah, and Oklahoma and a distribution facility in Arizona.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information not misleading. In the opinion of management, the unaudited interim financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly, in all material respects, the financial position, results of operations, and cash flows. The balance sheet as of December 31, 2011 was derived from the audited financial statements. The interim condensed financial statements contained herein should be read in conjunction with our audited financial statements, including the notes thereto, for the year ended December 31, 2011. Interim results are not necessarily indicative of the results for the full fiscal year.

Significant Accounting Policies

The Company made no significant changes to its significant accounting policies during the three months ended March 31, 2012.

Fiscal Quarter

The Company reports its results of operations on a 12-week or 13-week fiscal quarter basis. The first fiscal quarter ends on the Saturday closest to March 31. The quarters ended March 31, 2012 (“Fiscal Quarter 2012”) and April 2, 2011 (“Fiscal Quarter 2011”) were 13-week quarters.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

The difference between the effective rate of 0% and the federal statutory rate of 34% for the Fiscal Quarter 2011 is due to a full valuation allowance being recorded against the deferred tax assets as of April 2, 2011. During fiscal year-end 2011, the Company determined it was more likely than not that the deferred tax asset would be realized and, as a result, released the valuation allowance.

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2—Stock Options

The Company maintains a Stock Option Plan (the “Plan”) for key employees and directors. The Company has reserved 1,187,166 shares of common stock under the Plan for both non-qualified and incentive stock option grants. The Plan requires that all grants be made at estimated fair market value of the common stock and have a term not to exceed ten years. Vesting is at the discretion of the Stock Option Planning Committee.

There were no stock options issued during the quarter ended March 31, 2012. For the quarter ended April 2, 2011, the Company computed the estimated fair value of options granted using the following assumptions:

April 2, 2011
Approximate risk-free rate	2.66%
Average expected life	6 years
Dividend yield	0%
Volatility	33.75%
Weighted-average estimated fair value of options granted during the year	$2.99

The following table presents the activity for options outstanding:

	Number of Shares	Weighted- Average Exercise Price
Outstanding—December 31, 2011	1,164,580	$5.00
Granted	—	—
Forfeited/canceled	—	—
Exercised	—	—

Outstanding—March 31, 2012	1,164,580	$5.00

Exercisable—March 31, 2012	581,100	$5.00

The weighted-average remaining contractual life of the Company’s options as of March 31, 2012 was 7.75 years.

The total grant date fair value of stock options issued during the quarter ended April 2, 2011 was approximately $90,000.

As of March 31, 2012, there was approximately $1,199,000 of unrecognized compensation cost related to outstanding stock options. This amount is expected to be recognized over a weighted-average period of approximately two years. All stock compensation expense was accelerated and recognized in connection with the transaction in Note 4.

Note 3—Redeemable Preferred Stock

Dividends

Series A and Series B accrue dividends at 11% per annum, compounded quarterly. Dividends accrue whether or not declared and are cumulative. The Company is under no obligation to pay such accruing dividends; however, any unpaid dividends are required to be settled upon redemption. Under the terms of the current credit facility, the Company cannot pay Series B accruing dividends. Series B

SUNFLOWER FARMERS MARKETS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

is entitled to the same dividends as may be declared on common stock, at the same rate as if Series B had been converted into common stock. No dividends can be paid on Series A or common stock until holders of Series B have received all accrued but unpaid dividends.

The Company recorded accrued dividends as follows:

	March 31, 2012	April 2, 2011
Series A	$148,730	$130,861
Series B	1,485,105	1,306,672

	$1,633,835	$1,437,533

Liquidation Preference

The Series B liquidation preference is equal to the greater of (i) the Series B original issue price plus any Series B accruing dividends accrued but unpaid thereon, or (ii) the fair market value of Series B. As of March 31, 2012, the Company determined that the Series B original issue price plus accruing dividends was greater than the fair market value of Series B.

The Series A liquidation preference is equal to the original Series A issue price plus any accruing dividends accrued but unpaid thereon, whether or not declared.

Note 4—Subsequent Events

Effective May 29, 2012, the Company was acquired by Sprouts Farmers Market, LLC (“Sprouts”) for aggregate consideration totaling approximately $220 million. Consideration consisted of cash paid to stock and option holders, cash paid to extinguish Company debt, and the issuance of Sprouts’ shares. In connection with the transaction, all stock compensation expense was accelerated immediately prior to the effective date. The Company incurred $3,525,263 of costs related to the transaction, $918,302 of which are included in general and administrative expenses in the quarter ended March 31, 2012.

Consolidated Financial Statements

for

Sprouts Farmers Markets, LLC and Subsidiaries

(“Sprouts Arizona”)

REPORT OF INDEPENDENT AUDITORS

To the Managing Member and Members

of Sprouts Farmers Markets, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, membership equity and cash flows present fairly, in all material respects, the financial position of Sprouts Farmers Markets, LLC and its subsidiaries (the “Company”) at April 17, 2011 and December 26, 2010, and the results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company has restated its financial statements as of and for the periods ended April 17, 2011 and December 26, 2010 to correct an error.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona

April 30, 2012, except for the effects of the restatement discussed in Note 2 to the consolidated financial statements, as to which the date is April 20, 2013.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	April 17, 2011	December 26, 2010
	(As Restated)	(As Restated)
ASSETS
Current assets:
Cash and cash equivalents	$9,242	$21,339
Accounts receivable	1,487	1,568
Current portion of related party receivables	1,451	357
Inventories	34,705	34,396
Prepaid expenses and other current assets	2,262	1,648

Total current assets	49,147	59,308
Property and equipment, net of accumulated depreciation	148,464	137,197
Related party receivables	—	328
Goodwill	4,657	4,657
Intangible assets, net of accumulated amortization	587	607
Other assets	1,256	1,458

Total assets	$204,111	$203,555

LIABILITIES AND MEMBERSHIP EQUITY
Current liabilities
Accounts payable	$26,757	$25,524
Accrued salaries and benefits	5,216	4,177
Other accrued liabilities	9,310	9,412
Current portion of related party payables	3,705	859
Current portion of long-term debt including obligations under capital and financing leases	13,439	8,755

Total current liabilities	58,427	48,727
Non-current portion of long-term debt including obligations under capital and financing leases	83,866	88,426
Other long-term liabilities	29,050	25,690

Total liabilities	171,343	162,843

Commitments and contingencies
Membership equity:
Series A Preferred membership interest	—	49,758
Common membership interest	32,768	(9,046)

Total membership equity	32,768	40,712

Total liabilities and membership equity	$204,111	$203,555

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	16-Weeks Ended April 17, 2011	52-Weeks Ended December 26, 2010
	(As Restated)	(As Restated)
Sales	$220,913	$621,403
Cost of sales, buying and occupancy	153,123	446,236

Gross profit	67,790	175,167
Direct store expenses	43,979	126,684
Selling, general and administrative expenses	20,212	25,144
Store pre-opening costs	730	3,495
Loss on disposal of property and equipment	1,186	—
Manager services agreement termination fee	24,600	—
Manager services fees	1,395	3,645

(Loss) income from operations	(24,312)	16,199

Interest expense	(3,823)	(13,770)
Interest income	10	38
Other income, net	39	106

(Loss) income before income taxes	(28,086)	2,573
Income tax provision	(70)	(213)

Net (loss) income	$(28,156)	$2,360

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERSHIP EQUITY

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

	Series A Preferred Membership Interest		Common Membership Interest
	Units	Amount	Units	Amount	Total
Balances at December 27, 2009 (as restated)		$—	14,611,399	$(336)	$(336)
Issuance of Preferred Units	1,013,524	20,271	—	—	20,271
Notes exchanged for Preferred Units	1,564,617	31,292	—	—	31,292
Preferred Unit issuance costs	—	(352)	—	—	(352)
Members’ distributions, Preferred Units	—	(1,453)	—	—	(1,453)
Issuance of Common Units	—	—	602,503	10,844	10,844
Repurchase of Common Units	—	—	(607,503)	(10,934)	(10,934)
Members’ distributions, Common Units	—	—	—	(12,031)	(12,031)
Net Income (as restated)	—	—	—	2,360	2,360
Equity-based compensation	—	—	—	1,051	1,051

Balances at December 26, 2010 (as restated)	2,578,141	49,758	14,606,399	(9,046)	40,712
Notes exchanged for Preferred Units	88,502	1,770	—	—	1,770
Preferred Units to be redeemed for cash	(80,779)	(1,680)	—	—	(1,680)
Preferred Unit issuance costs	—	(167)	—	—	(167)
Members’ distributions, Preferred Units	—	(2,122)	—	—	(2,122)
Preferred Unit conversion	(2,585,864)	(47,559)	1,989,126	47,559	—
Issuance of Common Units to Manager for Manager Services termination fee	—	—	1,225,261	24,600	24,600
Issuance of Common Units for options exercised	—	—	622,242	1,111	1,111
Members’ distributions, Common Units	—	—		(6,000)	(6,000)
Net loss (as restated)	—	—	—	(28,156)	(28,156)
Equity-based compensation	—	—	—	2,700	2,700

Balances at April 17, 2011 (as restated)	—	$—	18,443,028	$32,768	$32,768

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	16 Weeks Ended April 17, 2011	52 Weeks Ended December26, 2010
	(As Restated)	(As Restated)
Cash flows from operating activities:
Net (loss) income	$(28,156)	$2,360
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation, amortization and accretion	4,460	13,446
Equity-based compensation	2,700	1,051
Loss on disposal of property and equipment	1,186	—
Issuance of Common Units to Manager for Manager services termination fee	24,600	—
Forgiveness of related party loan receivable	328	—
Changes in operating assets and liabilities
Accounts receivable	81	1,808
Due from/to related parties	1,180	1,154
Inventories	(309)	(6,670)
Prepaid expenses and other current assets	(614)	1,899
Other assets	202	139
Accounts payable	(598)	4,739
Accrued salaries and benefits	1,039	692
Accrued expenses and other long-term liabilities	3,249	11,815

Net cash provided by operating activities	9,348	32,433

Cash flows from investing activities
Purchases of property and equipment	(10,180)	(33,091)
Loans to related parties	—	(90)
Proceeds from sales of capital lease equipment	—	8,942

Net cash used in investing activities	(10,180)	(24,239)

Cash flows from financing activities
Principal payments on long-term debt	(496)	(909)
Borrowings on line of credit	4,000	9,900
Payments on line of credit	(4,000)	(13,900)
Proceeds from financing lease obligations	75	984
Principal payments on financing and capital lease obligations	(2,558)	(9,951)
Proceeds from sale of Preferred Units	—	20,271
Payments for Preferred Unit issuance costs	(167)	(352)
Proceeds from issuance of Common Units from option exercise	3	10,844
Repurchase of Common Units	—	(10,934)
Members’ distributions	(8,122)	(13,484)

Net cash used in financing activities	(11,265)	(7,531)

Net increase (decrease) in cash	(12,097)	663
Cash at beginning of the period	21,339	20,676

Cash at end of the period	$9,242	$21,339

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	16 Weeks Ended April 17, 2011	52 Weeks Ended December 26, 2010
Cash paid for
Interest	$3,726	$14,396
Income taxes	—	261
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment purchases incurred but not paid	$1,831	$1,043
Property acquired through financing leases	4,872	4,058
Equipment acquired through capital leases	—	8,942
Financing lease obligations disposed	—	3,468
Notes exchanged for Preferred Units	1,770	31,292
Preferred Units to be redeemed for cash	1,680	—
Preferred Unit conversion	47,559	—
Related party receivable for options exercised	1,108	—

The accompanying notes are an integral part of these consolidated financial statements.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

1. Description of Business and Basis of Presentation

Sprouts Farmers Markets, LLC, an Arizona limited liability company, and its consolidated subsidiaries (collectively “Sprouts” or the “Company”) is a value-oriented natural foods retailer offering a variety of natural and organic produce, meat, vitamins and other products to the customer in a convenient and attractive shopping experience. Since beginning operations in 2002, the Company has grown to operate 56 and 54 stores as of April 17, 2011 and December 26, 2010, respectively, throughout Arizona, California, Texas and Colorado. The Company has one operating segment and a single reportable segment.

In February 2011, Sprouts Farmers Markets, LLC, an Arizona limited liability company (“Old Sprouts”) entered into an agreement for the purchase of Henry’s Holdings, LLC (“Henry’s) from Smart & Final Stores LLC (SF), a wholly-owned subsidiary of investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (the “Apollo Funds”), for estimated proceeds of approximately $274.5 million (the “Sale Agreement”). The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”). Henry’s, also a natural food retailer, operated 43 stores in California and Texas as of the acquisition date.

To effect the purchase of Henry’s pursuant to the Sale Agreement, a series of related transactions occurred which included the creation of Sprouts Farmers Markets, LLC, a Delaware limited liability company (“New Sprouts”), entry into a $360 million credit agreement by New Sprouts, acquisition by the Apollo Funds of a 58.5% controlling interest in New Sprouts for a total contribution of $214 million, consummation of the purchase of Henry’s for $274.5 million, contribution of Old Sprouts’ assets to New Sprouts, repayment of Old Sprouts long-term debt and payment of a special dividend of $199.1 million to all Members of the Company (collectively, the “Transaction”).

Closing of the Sale Agreement was effective April 18, 2011 (“Close Date”). Upon completion of the Transaction, Apollo is the ultimate controlling equity holder of Henry’s both before and after the Transaction with the Apollo Funds’ interest in the combined company, New Sprouts, being 58.5%. Therefore, in accordance with business combination accounting guidance, Henry’s is the acquirer of the Company. As a result of the Transaction, a Change in Control event occurred, as defined in the Company’s equity plans, which resulted in recognition of certain items in these financial statements as discussed in the footnotes that follow.

Definition of Fiscal Year

The Company’s fiscal year ended on the last Sunday of December during 2010. In connection with the Transaction, the Company adopted a plan of dissolution effective as of April 18, 2011. As a result, the Company had a partial reporting period in 2011 representing the 16-week period ended April 17, 2011 (the “Interim Period”).

Included in this report are the Company’s consolidated balance sheets as of April 17, 2011 and December 26, 2010 and consolidated statements of income, membership equity and cash flows for the 16-weeks ended April 17, 2011 and the 52-weeks ended December 26, 2010.

As used herein, “Interim Period” refers to the 16-week period ended April 17, 2011 and “2010” refers to the 52-week period ended December 26, 2010.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

2. Restatement of Prior Period Financial Statements

Subsequent to the original issuance of its 2010 financial statements, the Company determined there was an error in the valuation of its non-perishable inventory. Additionally, the Company identified errors related to accruals for credit card fees and health insurance costs for periods prior to 2010. The Company concluded these errors were not material to previously issued financial statements but would have been material to correct in the financial statements for the period ended April 17, 2011. Therefore, in 2011, the Company revised previously issued financial statements to correct for these errors which had resulted in an understatement of cost of sales, buying and occupancy and an overstatement of inventory totaling $0.6 million in 2010 and an overstatement of membership equity at December 27, 2009 by $2.4 million.

Subsequent to these revisions the Company determined there were additional errors in the valuation of its non-perishable inventory that affected its 2010 financial statements and its financial statements for the period ended April 17, 2011. These errors related to the use of replacement costs before discounts. The Company is correcting these errors by restating its financial statements to value its non-perishable inventory at the lower of cost or market using weighted average costs. The cumulative effect of the error resulted in an overstatement of membership equity and inventory at December 27, 2009 of $2.1 million.

The effects of the correction of the error on the consolidated financial statements are presented below.

	16 weeks ended April 17, 2011		52 weeks ended December 26, 2010
	As Reported	As Restated	As Previously Revised	As Restated
Consolidated Statements of Operations
Cost of sales, buying and occupancy	$153,994	$153,123	$445,909	$446,236
Gross profit	66,919	67,790	175,494	175,167
(Loss) income from operations	(25,183)	(24,312)	16,526	16,199
(Loss) income before income taxes	(28,957)	(28,086)	2,900	2,573
Net (loss) income	(29,027)	(28,156)	2,687	2,360

	As of April 17, 2011		As of December 26, 2010
Consolidated Balance Sheets
Inventories	$36,275	$34,705	$36,837	$34,396
Total current assets	50,717	49,147	61,749	59,308
Total assets	205,681	204,111	205,996	203,555
Common membership interest	34,338	32,768	(6,605)	(9,046)
Total membership equity	34,338	32,768	43,153	40,712
Total liabilities and membership equity	205,681	204,111	205,996	203,555

	16 weeks ended April 17, 2011		52 weeks ended December 26, 2010
Consolidated Statements of Cash Flows
Net (loss) income	$(29,027)	$(28,156)	$2,687	$2,360
Inventories	562	(309)	(6,997)	(6,670)

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Additionally, the Company’s common membership interest as reported as of December 27, 2009 was $1.8 million, and has been restated as $(0.3) million due to the above mentioned issues.

The change did not impact the total net cash flows provided by operating activities, used in investing activities, or used in financing activities for the periods ended April 17, 2011 and December 26, 2010. Additionally, all amounts in the notes to the consolidated financial statements affected by the restatement have been labeled as restated.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All wholly-owned subsidiaries are consolidated on a line-by-line basis, and all significant intercompany accounts and transactions are eliminated in consolidation.

Significant Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. All credit card and debit card transactions that process in less than seven days are classified as cash equivalents. As of April 17, 2011 and December 26, 2010, the amount due from banks for these transactions classified as cash equivalents totaled $8.8 million and $6.3 million, respectively. The carrying amount of cash equivalents is approximately the same as their fair value due to the short-term maturity of these instruments.

Accounts Receivable

The Company evaluates the collectability of accounts receivable on an individual basis and determines the appropriate reserve for doubtful accounts based on this analysis. When the specific account is determined uncollectible, the net recognized receivable is written off. Management believes that all accounts receivable are fully collectible and no allowance for doubtful accounts was recorded as of April 17, 2011 and December 26, 2010.

Inventory

Inventories consist of merchandise purchased for resale, which are stated at the lower of cost or market. The Company determines costs based on a first-in, first-out basis (FIFO) for its warehouse and store perishable department inventories and based on weighted average costs for its non-perishable inventory. The determination of weighted average costs included statistical and other estimation

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

methods which the Company believes provide a reasonable basis to estimate its non-perishable inventory values at the end of the respective periods.

The Company believes that all inventories are saleable and no allowances or reserves for shrinkage or obsolescence were recorded as of April 17, 2011 and December 26, 2010.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Expenditures for major additions and improvements to facilities are capitalized, while maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations. The Company recognizes a liability for the fair value of a conditional asset retirement obligation (“ARO”) when the obligation is incurred. Due to the nature of its business, the Company’s ARO with respect to leased properties is not significant and is included in other long term liabilities in the accompanying consolidated balance sheets.

Depreciation expense, which includes the amortization of assets recorded under capital and financing leases, is computed principally using the straight-line method over the estimated useful lives of the individual assets. Buildings are assigned lives of 40 years. Furniture, fixtures and equipment is depreciated based on lives varying from 3 to 10 years. Leasehold improvements are amortized over the shorter of the lease term to which they relate, or the estimated useful life of the asset. Terms of leases used in the determination of estimated useful lives may include renewal options if the exercise of the renewal option is determined to be reasonably assured.

Store development costs are also included in property and equipment. Store development costs include costs associated with selection and procurement of real estate sites. These costs are amortized over the remaining lease term of the successful sites with which they are associated. Costs related to a projected site determined to be unsatisfactory and general site selection costs that cannot be identified with a specific store location are charged to current operations.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, primarily property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The Company groups and evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which independent identifiable cash flows are available. The Company regularly reviews its stores’ operating performance for indicators of impairment. Factors we consider important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on discounted future cash flows or market values, if available. The Company has not reported any impairment loss for the Interim Period or for 2010.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of assets and liabilities acquired.

Goodwill and other indefinite-lived intangible assets are evaluated on an annual basis for impairment during the fourth fiscal quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company tests goodwill for impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Company has designated its stores to be a single reporting unit. The Company determines the fair value of the reporting unit using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies.

If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit’s net assets including goodwill exceeds the fair value of the reporting unit, then the Company determines the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, then an impairment of goodwill has occurred and the Company would recognize an impairment charge for the difference between the carrying amount and the implied fair value of goodwill. As a result of such reviews, the Company has not reported any impairment loss during the Interim Period or 2010.

Intangible assets consist of values assigned to license fees related to the use of the Sprouts trade name. License fees are recorded at original cost, net of accumulated amortization. Amortization of license fees is provided over their estimated useful lives of 15 years on a straight-line basis.

Finite-lived intangible assets, like other long-lived assets, are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the finite-lived intangible asset may not be recoverable. Impairment is recognized to the extent the sum of the discounted estimated future cash flows from the use of the finite-lived intangible asset is less than the carrying value. The Company did not report any impairment loss as a result of such reviews during the Interim Period or 2010.

Other Assets

Other assets consist primarily of deferred financing costs. The Company capitalizes fees and costs incurred in connection with the issuance of debt and included such fees and costs in other assets in the consolidated balance sheets as deferred financing costs. Deferred financing costs are amortized to interest expense over the term of the debt using the effective interest method. Upon prepayment, redemption or conversion of debt, the Company accelerates the recognition of an appropriate amount of financing costs as additional interest expense.

Operating Leases

Incentives received from lessors are deferred and recorded as a reduction of rental expense over the lease term using the straight-line method. As of April 17, 2011 and December 26, 2010, unamortized

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

lease incentives of $25.5 million and $22.7 million, respectively, are included in other accrued liabilities (current portion) and other long term liabilities in the accompanying consolidated balance sheets.

Store lease agreements generally include rent abatements, rent escalation provisions and may include contingent rent provisions for percentage of sales in excess of specified levels. The Company recognizes escalations of minimum rentals and/or abatements as deferred rent and amortizes these balances on a straight-line basis over the term of the lease. As of April 17, 2011 and December 26, 2010, deferred rent of $5.3 million and $5.4 million, respectively, are included in other accrued liabilities (current portion) and other long-term liabilities in the accompanying consolidated balance sheets.

For lease agreements that require the payment of contingent rents based on a percentage of sales above stipulated minimums, the Company begins accruing an estimate for contingent rent when it is determined that it is probable the specified levels of sales in excess of the stipulated minimums will be reached during the year. There were no significant contingent rents recorded during the Interim Period and 2010.

Financing Lease Obligations

The Company has recorded financing lease obligations for 17 store building leases, each resulting from sale-leaseback transactions as of April 17, 2011 and December 26, 2010. In each case, the Company was deemed to be the owner during the construction under accounting guidance pertaining to leases. Further, each lease contains provisions indicating continuing involvement with the property at the end of the construction period which include either an affiliate guaranty or contingent collateral. In addition, the Company has recorded financing lease obligations for 2 store building leases as of April 17, 2011 that are under construction which will be evaluated after the construction period to determine if they will remain on the balance sheet under the sale-leaseback guidance. As a result, in accordance with financing lease accounting guidance, buildings and related assets subject to the leases are reflected on the Company’s balance sheet and depreciated over their remaining useful lives.

Monthly lease payments are allocated between the land element of the lease (which is accounted for as an operating lease) and the financing obligation. The financing obligation is amortized using the effective interest method and the interest rate is determined in accordance with the requirements of sale-leaseback accounting. Lease payments less the portion allocated to the land element of the lease and that portion considered to be interest expense decrease the financing liability. At the end of the initial lease term, should the Company decide not to renew the lease, the net book value of the asset and the corresponding financing obligation would be reversed.

Additionally, gains resulting in sale-leaseback transactions are deferred and recognized on a straight-line basis over the term of the lease as deferred rent. As of April 17, 2011 and December 26, 2010, deferred gains related to sale-leaseback transactions of $0.5 million and $0.5 million, respectively, are included in other accrued liabilities (current portion) and other long-term liabilities in the accompanying consolidated balance sheets.

The outflows from the construction of the buildings are classified as investing activities and the outflows associated with the financing obligations principal payments and inflows from the associated financing proceeds are classified as financing activities in the accompanying consolidated statements of cash flows.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Self-Insurance

Beginning in 2009, the Company is self-insured for medical claims up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (“IBNR”) claims. IBNR claims are estimated using historical claim information. The accrued liability for self-insurance as of April 17, 2011 and December 26, 2010 was $0.5 million and $0.4 million, respectively and is included in other accrued liabilities in the accompanying consolidated balance sheets.

Equity-Based Compensation

All equity-based payments are recognized in the consolidated statement of operations as compensation expense based on their fair values over the requisite service period of the award, taking into consideration estimated forfeiture rates.

The Company measures equity-based compensation cost at the grant date based on the fair value of the award and recognizes equity-based compensation cost as expense over the vesting period. As equity-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, the amount of expense has been reduced for estimated forfeitures. The Company’s forfeiture rate assumption used in determining its equity-based compensation expense is estimated primarily based upon historical data. The actual forfeiture rate could differ from these estimates. The Company uses the Black-Scholes-Merton option-pricing model to determine the grant date fair value for each option grant. The Black-Scholes-Merton option-pricing model requires extensive use of subjective assumptions. Application of alternative assumptions could produce different estimates of the fair value of equity-based compensation and, consequently, the related amounts recognized in the accompanying consolidated statement of operations. The Company recognizes compensation cost on a straight-line basis over the vesting period of the award.

Revenue Recognition

Revenue is recognized at the point of sale. Discounts provided to customers at the time of sale are recognized as a reduction in sales as the products are sold. Sales taxes are not included in revenue. Proceeds from the sale of gift cards are recorded as deferred revenue, which is included in other accrued liabilities in the consolidated balance sheets, at the time of sale, and recognized as income when they are redeemed by the customer. The Company has not applied a gift card breakage rate.

Cost of Sales, Buying and Occupancy Costs

Cost of sales includes cost of inventory sold during the period, including the direct costs of purchased merchandise (net of discounts and allowances), distribution and supply chain costs, buying costs and supplies. Occupancy costs include store rental, property taxes, utilities, common area maintenance and property insurance.

Incentives received from vendors that provide for payments, rebates or other allowances related to merchandise are reflected in the carrying value of the inventory when earned or as progress is made toward earning the rebate or allowance and as a component of cost sales as the inventory is sold.

Direct Store Expenses

Direct store expenses consist of store-level expenses such as salaries and benefits, supplies, depreciation and amortization for store leasehold improvements, and other store-specific costs.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of salaries and benefit costs, occupancy, advertising and other related costs associated with the corporate administrative support services.

Included in selling, general and administrative expenses during the Interim Period is a one-time bonus of $1.0 million that was paid to employees upon successful completion of the Transaction and other Transaction-related fees, such as accounting, legal and valuation fees, of $6.9 million.

The Company charges third-parties to place ads in the Company’s in-store guide and newspaper circulars. The Company records certain consideration received from vendors in connection with cooperative advertising programs as a reduction to advertising costs when the allowance represents a reimbursement of a specific incremental and identifiable cost. During the Interim Period and 2010, advertising expense, net of incentives received, was $3.1 million and $9.7 million respectively.

Store Pre-Opening Costs

Store pre-opening costs include rent expense during construction of new stores and costs related to new store openings, including costs associated with hiring and training personnel and other miscellaneous costs. Store pre-opening costs are expensed as incurred.

Income Taxes

Under the Internal Revenue Code, the Company generally is not a tax paying entity for federal income tax purposes. The earnings of the Company are distributed to its Members for inclusion in their income tax returns, therefore no provision or liability for federal income taxes has been provided in the Company’s financial statements. However, one state in which the Company operates has an entity level tax that is accounted for as income tax.

Fair Value of Financial Instruments

The Company’s financial instruments recorded on the balance sheets include cash and cash equivalents and accounts receivable. The carrying amount of cash and cash equivalents and accounts receivable approximates fair value.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounting Guidance Adopted During the Interim Period

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements”, modifying the disclosure requirements related to fair value measurements. Under these modified requirements, purchases and settlements for Level 3 fair value measurements are presented on a gross basis, rather than net. The Company

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

adopted this guidance effective December 27, 2010. The adoption of these provisions did not have a significant effect on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends ASC 820, “Fair Value Measurement.” The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The guidance provided in ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” which amends ASC 220, “Comprehensive Income.” The amended guidance requires that all nonowner changes in stockholders’ equity be presented in either a single statement of comprehensive income or two separate but consecutive statements. The objective of these amendments is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance provided in ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012; however was further amended by ASU No. 2011-12 to effectively defer (temporarily) only those changes that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment”, which amends ASC 350, “Intangibles-Goodwill and Other”. The objective of the amended guidance is to simplify how entities test goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The guidance provided in ASU No. 2011-08 is effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

Reclassifications

The Company has reclassified certain prior year amounts to conform to current year presentation.

4. Company Membership

The Company was formed and operates pursuant to the Limited Liability Company Operating Agreement which was amended and restated as of July 31, 2006 (the “Amended and Restated

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Operating Agreement” or “Operating Agreement”). As of April 17, 2011 and December 26, 2010, membership equity consisted of two classes of interest, Common membership interest (“Common Units”) and Series A Preferred membership interest (“Preferred Units”).

Common Membership Interest

Income is allocated pro rata among holders of Common Units (“Members”) as defined in the Operating Agreement. The Company’s Managing Member is Premier Grocery, Inc. (the “Manager”) which had a 33.7% ownership interest in the Company as of April 17, 2011. The Manager has full and exclusive control of the management, conduct and operations of the Company. The Members shall only have the right to vote on certain matters as outlined in the Operating Agreement, such as dissolution or winding up of the Company or sale, exchange or transfer of all, or a substantial part, of the assets of the Company.

Other than distributions upon a redemption or liquidation event, as defined in the Operating Agreement, funds and assets of the Company determined by the Manager to be available for distribution shall be distributed to all of the Members, pro rata in proportion to the number of Common Units held by each Member. The Members of the Company are not obligated for any debts, obligations or liabilities of the Company solely by reason of being a Member. The Members of the Company do not act as agents for one another or incur debts, obligations or liabilities on behalf of the Company.

Series A Preferred Membership Interest

Holders of Preferred Units shall not be entitled to any voting rights with respect to any and all matters presented to the Members of the Company. In the event of a liquidation, dissolution or winding-up of the Company, holders of Preferred Units are subordinated to the debt holders of the Company but rank ahead of Common Unit holders. After the first year anniversary of the commencement of the sale of the of the Preferred Units on May 15, 2010, the Company may redeem cumulatively up to 20% per year of all Preferred Units outstanding. The holders of the Preferred Units will receive an annual 12% distribution, payable monthly when and if declared by the Company. Distributions are cumulative and any unpaid distributions will accrue interest at 16% per year until paid. During the Interim Period and 2010, the Company recorded and paid to the Preferred Unit holders distributions of $2.1 million and $1.5 million, respectively.

Upon an event of change of control, holders of Preferred Units have the option of either being redeemed by the Company at their original preferred equity investment of $20.00 per Preferred Unit plus all unpaid distributions and an early redemption penalty of 4.0%, or convert to Common Units at a conversion price of $26.00 per Common Unit. The Transaction results in a Change in Control event and Preferred Unit holders were given the option to elect to either convert their units to Common Units or be redeemed for cash; such election was required to be delivered to the Company by April 15, 2011 (See Note 15, “Series A Preferred Membership Interest”).

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

5. Accounts Receivable

A summary of accounts receivable is as follows:

	April 17, 2011	December 26, 2010
	(in thousands)
Receivable for tenant improvements	$574	$657
Vendor rebates and receivables	727	706
Other	186	205

	$1,487	$1,568

6. Prepaid Expenses and Other Current Assets

A summary of prepaid expense and other current assets is as follows:

	April 17, 2011	December 26, 2010
	(in thousands)
Occupancy costs	$972	$86
Insurance	737	922
Maintenance	262	238
Receivable from affiliate	165	100
Other	126	302

	$2,262	$1,648

7. Property and Equipment

A summary of property and equipment is as follows:

	April 17, 2011	December 26, 2010
	(in thousands)
Buildings	$55,663	$55,163
Furniture, fixtures and equipment	64,005	60,639
Leasehold improvements	56,824	53,154
Construction in progress	12,082	3,920

Total property and equipment	188,574	172,876
Accumulated depreciation and amortization	(40,110)	(35,679)

Property and equipment, net	$148,464	$137,197

During the Interim Period and 2010, depreciation and amortization expense was $4.4 million and $13.5 million, respectively.

As a result of the Transaction, the Company disposed of certain property and equipment and recognized a loss on disposal of $1.2 million in the Interim Period.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

A summary of property and equipment under capital and financing leases is as follows:

	Leased Property Under
	Capital Leases		Financing Leases
	April 17, 2011	December 26, 2010	April 17, 2011	December 26, 2010
	(in thousands)
Gross asset balance	$36,931	$38,511	$57,076	$51,704
Accumulated depreciation and amortization	(13,105)	(12,665)	(4,428)	(4,031)

Net	$23,826	$25,846	$52,648	$47,673

8. Intangible Assets

Intangible assets, net of accumulated amortization represent the value assigned to license fees. As of April 17, 2011 and December 26, 2010, accumulated amortization of $0.6 million and $0.6 million, respectively has been recorded. During the Interim Period and 2010, amortization expense related to license fees was $20,000 and $0.1 million, respectively.

Amortization expense of the license fees for each of the next five years is estimated to be as follows:

(in thousands)
Fiscal Year
Remaining period in 2011	$60
2012	80
2013	80
2014	80
2015	80
Thereafter	207

$587

The Manager is the creator and owner of the “Sprouts Farmers Markets” trade name and licensed the use of the trade name to the Company pursuant to a royalty free, perpetual license. License costs of $1.2 million represent license fees paid to the Manager through November 2004. In 2005, the Manager deferred its right to future license fees provided that the Manager will retain all residual rights to the trade name, subject to the license to the Company.

In 2006, in connection with the Amended and Restated Operating Agreement, the Company and the Manager agreed that upon a Change in Control transaction, the Manager would assign the trade name to the Company for $1.00 if required as a condition (as defined by the Amended and Restated Operating Agreement) to consummate certain transactions. In connection with the Transaction (see Note 19, “Related Party Transactions”), the Manager contributed the trade name to the Company.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

9. Other Assets

A summary of other assets is as follow:

	April 17, 2011	December 26, 2010
	(in thousands)
Financing costs	$1,070	$991
Store and equipment lease deposits	124	307
Other	62	160

	$1,256	$1,458

In connection with the Transaction, the Apollo Funds paid off all debt of the Company which resulted in the immediate write off of the financing cost balance after the Interim Period. The pay-off of the debt is a component of purchase consideration in the Transaction.

During the Interim Period and 2010, total amortization expense related to financing costs was $0.2 million and $0.4 million, respectively.

10. Other Accrued Liabilities

A summary of other accrued liabilities is as follows:

	April 17, 2011	December 26, 2010
	(in thousands)
Sales, real estate and property taxes payable	$2,871	$2,265
Deferred rent	2,803	3,467
Self-insurance reserves	502	355
Gift certificate liability	1,446	2,020
Accrued interest	1,162	1,305
Other	526	—

	$9,310	$9,412

11. Leases

The Company is committed under certain capital, financing and operating leases for rental of buildings and equipment. These leases expire or become subject to renewal clauses at various dates from 2011 to 2032.

A summary of rent expense under operating leases is as follows:

	Consolidated Statements of Operations Line Item	16-Weeks Ended April 17, 2011	52-Weeks Ended December 26, 2010
	(in thousands)
Store and distribution center	Cost of sales, buying and occupancy	$5,532	$18,616
Home office	Selling, general and administrative	179	604

		$5,711	$19,220

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Future minimum lease commitments required by all capital, financing and operating leases are as follows:

	Capital Leases	Financing Leases	Operating Leases
	(in thousands)
Fiscal Year
Remaining period in 2011	$6,718	$4,420	$15,429
2012	8,730	6,747	23,956
2013	7,057	6,893	24,140
2014	3,801	6,801	23,923
2015	1,709	6,842	24,413
Thereafter	2,571	57,262	205,448

	30,586	88,965	$317,308

Plus balloon payment (financing leases)		35,540
Less amount representing interest	(5,481)	(70,548)

Net present value of capital and financing lease obligations	25,105	53,957
Less current portion	(7,703)	(421)

Long-term capital and financing lease obligations, less current portion	$17,402	$53,536

The final payment under the financing lease obligations is a noncash payment which represents the conveyance of the property to the buyer-lessor at the end of the lease term, described as balloon payment in the table above.

A financing lease obligation of $54.0 million and $49.1 million, respectively, is recorded in the accompanying consolidated balance sheets as April 17, 2011 and December 26, 2010.

12. Debt

Long-term debt consists of the following:

Principal	Maturity	Interest Rate	April 17, 2011	December 26, 2010
Senior Secured
$5.0 million	February 2020	6.5% fixed	$3,530	$3,602
$0.8 million	July 2020	10% fixed	667	681
Senior Unsecured
(a) $25.4 million	December 2012	12% fixed	7,362	9,200
$6.4 million	May 2013	12% fixed	1,982	1,982
(a) $15.0 million	January 2012	16% fixed	4,702	5,044

	Total Debt		18,243	20,509
Less: Current portion			(5,315)	(749)

	Long-term portion		$12,928	$19,760

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

a. Related Party Notes

On January 1, 2009, the Company issued a $24.4 million four-year 12% note with a face value of $25.4 million to the Manager. The note bears annual interest at 12% and is unsecured and subordinated to all of the Company’s senior secured indebtedness and ranks equally in right of payment with all other unsecured indebtedness. Interest is payable monthly in arrears, while principal will be repaid monthly, using a 15-year amortization schedule, commencing December 1, 2010. During the Interim Period and 2010, interest expense related to this Note was $0.3 million and $2.6 million, respectively.

On January 15 , 2008, the Company entered into a Note Purchase Agreement (“Agreement”), which allowed the Company to sell and issue notes to various Members of the Company up to $10 million aggregate principal amount of Sprouts Farmers Market 2008 $10 Million Four-Year 16% Notes (each a “Note” and collectively the “Notes”). The Agreement was amended on January 24, 2008 to increase the maximum principal amount to $15 million resulting in the issuance of approximately 86 Notes. The Notes have various issue dates and amounts, but otherwise have the same terms and conditions and are unsecured and subordinated to all of the Company’s senior secured indebtedness and ranks equally in right of payment with the other unsecured indebtedness. Interest is payable monthly in arrears. During the Interim Period and 2010, interest expense related to the Notes was $0.2 million and $1.4 million, respectively.

The following table provides principal payments due on long-term debt in the next five fiscal years and the remaining years thereafter:

Long-Term Debt
(in thousands)
Fiscal Year
Remaining period in 2011	$536
2012	12,241
2013	2,282
2014	420
2015	451
Thereafter	2,313

$18,243

The annual weighted average interest rate on long-term debt was 13.79% and 13.75% during the Interim Period and 2010, respectively. Interest expense was $0.7 million and $5.7 million during the Interim Period and 2010, respectively.

Credit Facilities

On July 13, 2010, the Company entered into an amended and restated $11.3 million revolving credit facility with a bank expiring September 1, 2011 (the “Senior Revolving Facility”) which amends the credit agreement dated July 22, 2008. The amendment increased the limit under the facility from $10.0 million to $11.3 million, increased the fee on the unused portion of the facility and extended the term of the facility. The Senior Revolving Facility permits borrowings up to $11.3 million less the aggregate amount of any outstanding standby letters of credit. Letters of credit may be issued up to the full balance of facility capacity. The Senior Revolving Facility is secured by a first security interest in all the Company’s assets that are not secured by existing capital lease liens. The Manager is the Guarantor of the Senior Revolving Facility. The Senior Revolving Facility bears interest at LIBOR plus a margin of 2.0%.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

On January 7, 2011, the Company entered into a $10 million revolving credit facility with a bank that expires July 7, 2012 (the “Junior Revolving Facility”). The Junior Revolving Facility is collateralized by two $5 million certificates of deposit pledged by a Member and a third-party investor in accordance with the Credit Support and Recapitalization Agreement noted below. The Junior Revolving Facility bears interest at either LIBOR plus 0.75% margin, or at the prime rate with 0% margin.

The interest rate for borrowings under the Senior Revolving Facility and the Junior Revolving Facility (the “Credit Facilities”) during the Interim Period and 2010 was 2.76% and 2.42%, respectively. The Credit Facilities also are subject to a fee of 0.375% per annum, paid quarterly, on the unused portion. During the Interim Period and 2010, interest expense incurred on Credit Facilities was $23,000 and $0.2 million respectively. As of April 17, 2011 and December 26, 2010, the Company had $1.3 million in one letter of credit, leaving $20 million of availability under its credit facilities.

The credit facilities also contain financial covenants requiring the Company to maintain minimum net worth (total assets minus total liabilities) of $1 and minimum cash on hand of $11.3 million. The Company was in compliance with such covenants at April 17, 2011.

Credit Support and Recapitalization Agreement

On January 7, 2011, the Company entered into a Credit Support and Recapitalization Agreement (the “Agreement”) with a Member and a third-party investor (the “Credit Support Providers”). In connection with the $10 million Junior Revolving Facility noted above, the Agreement requires the Company and the Credit Support Providers to complete a transaction that would provide the Company with at least $30 million of equity capital by May 31, 2011. Lacking successful completion of the negotiations before May 31, 2011, the Credit Support Providers shall be paid a $4 million total breakup fee (the “Breakup Fee”) plus other costs and fees. The closing of the Transaction in April 2011 obligated the Company to pay the Breakup Fee. The Breakup Fee of $4.0 million and administrative fees of $0.4 million have been included in the accompanying consolidated statement of operations as selling, general and administrative expenses and interest expense, respectively, in the Interim Period.

Conversion of Debt

In conjunction with the sale of the Preferred Units in 2010 (see Note 15 “Series A Preferred Membership Interest”), the Company offered to certain Note holders the opportunity to exchange their Notes for Preferred Units which was an amendment to the initial Note terms. Certain Note holders elected to convert such Notes into Preferred Units. No gain or loss was recognized on the exchange.

13. Other Long-Term Liabilities

A summary of other long-term liabilities is as follows:

	April 17, 2011	December 26, 2010
	(in thousands)
Asset retirement obligation	$585	$566
Deferred rent	28,465	25,124

	$29,050	$25,690

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

14. Commitments and Contingencies

Legal Actions

From time to time the Company is party to legal proceedings including, but not limited to, matters involving personnel and employment issues, personal injury, real estate and other proceedings arising in the ordinary course of business. The Company does not believe that any of these proceedings arising in the ordinary course of business, either alone or in the aggregate, will have a material adverse effect on the Company’s results of operations, cash flows or financial condition.

15. Series A Preferred Membership Interest

During 2010, the Company sold 1,013,524 Preferred Units at $20.00 per unit for approximately $20.3 million in proceeds. Additionally, the Company amended the terms of the senior unsecured debt (see Note 12, “Debt”) to allow holders to elect to exchange their notes for Preferred Units. Holders of the notes elected to exchange $31.3 million, inclusive of accrued interest of $1.0 million, of notes payable for Preferred Units at $20.00 per unit resulting in issuance of 1,564,617 Preferred Units. In January 2011, an additional $1.8 million of Notes were exchanged for 88,502 of Preferred Units. Closing and issuance costs of $0.2 million and $0.4 million were incurred in the Interim Period and 2010, respectively, on the Preferred Unit sales and conversions and have been netted against the proceeds received in the offering.

Redemption of Preferred Units

On March 28, 2011, the Company provided a redemption notice to Preferred Unit holders announcing its intention to redeem the Preferred Units on April 18, 2011 in accordance with the terms governing such Preferred Units as a result of the Transaction. The holders were given the option to either have their Preferred Units redeemed at $20.00 per unit plus a redemption penalty of 4.00% or elect to convert, per the redemption notice, their Preferred Units to Common Units at an exchange ratio of $26.00 per Common Unit. On April 15, 2011 the holders of 2,585,864 Preferred Units elected to convert to Common Units. The holders of 80,779 Preferred Units elected to have their units redeemed in exchange for a cash payment of $1.7 million which was included as part of purchase consideration in the Transaction. The Preferred Units that were to be redeemed were reclassified to a liability as of April 17, 2011 (see Note 19, “Related-Party Transactions”). The Preferred Units were converted to Common Units based on the conversion rate of $26.00 per unit, resulting in issuance of 1,989,126 Common Units as of April 17, 2011. All distributions had been paid to Preferred Unit holders before the conversion to Common Units or redemption for cash.

16. Common Membership Interest

In November 2009, the Company issued an Offering Memorandum to sell up to 611,111.11 Common Units at $18.00 per unit, the proceeds of which would be used to redeem outstanding Common Units from existing holders of units. In March 2010, the Company sold 602,503 Common Units for $10.8 million and repurchased 607,503 Common Units for $10.9 million.

During the Interim Period, the Company issued 1,225,261 Common Units to the Manager (see Note 19, “Related Party Transactions”). Additionally, holders of options elected to exercise 636,784 options for issuance of 622,242 Common Units (see Note 17, “Equity-Based Compensation”).

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

17. Equity-Based Compensation

Participant Units

The Company grants certain employees Participant Units (“options”) pursuant to the 2006 Equity Participation/Option Plan (“2006 Option Plan”) which give the holder the right to purchase an interest in the Company’s Common Units. Options are granted to employees, which vest annually over five years, subject to continuous employment or the realization of a change in control event, and have a ten-year contractual term. The Transaction, which triggered a Change in Control event as defined in the Company’s equity plans, resulted in the accelerated vesting of all outstanding options as of April 17, 2011.

The Black-Scholes-Merton option-pricing model is used to value the option grants. The Company recognizes compensation expense on a straight-line basis over the vesting period. The expected volatility for all options was based on utilizing comparable peer group share price volatility. The risk-free interest rate was based on the traded zero-coupon U.S. Treasury bond with a term equal to the grant’s expected term. The expected term was based on the midpoint of the vesting date and contractual term of the granted options. The Company has elected to use this “simplified” method to establish expected term due to limited history of option exercise. The estimated forfeiture rate of 0% was based on projected forfeitures primarily based on historical experience of the Company.

There were no options granted during the Interim period. The weighted-average estimated fair value of options granted during 2010 was $5.26, which was calculated using the following assumptions:

December 26, 2010
Dividend yield	3.82%
Expected volatility	36.5%
Risk free interest rate	1.87%
Expected term	6.5 years
Forfeiture rate	0%

The following table summarizes the unit activity under the plan:

	Units	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Balance at December 27, 2009	626,784	$5.71	$1.97
Granted	10,000	5.26	18.00

Balance at December 26, 2010	636,784	$5.70	$2.22
Exercised	(636,784)	5.70	2.22

Balance at April 17, 2011	—

During the Interim Period, 636,784 options were exercised for total proceeds of $1.1 million, resulting in the issuance of 622,242 Common Units. Of the 636,784 options exercised, 30,000 options were cashless exercises at a share price of $20.08 which resulted in issuance of 15,458 Common

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Units. The proceeds related to the cash exercises were collected subsequent to April 17, 2011, therefore a related party receivable due from employees of $1.1 million (see Note 19, “Related-Party Transactions) is included in the accompanying consolidated balance sheet as of April 17, 2011.

A summary of compensation expense for options is as follows:

Statements of Operations Line Item	16-Weeks Ended April 17, 2011	52-Weeks Ended December 26, 2010
	(in thousands)
Selling, general and administrative	$1,553	$544
Cost of sales, buying and occupancy	3	16

	$1,556	$560

As a result of the Transaction, no options were available for further issuance under the plan and the Plan was subsequently dissolved.

Restricted Units

Restricted Units are awarded to employees periodically at the Company’s discretion and vest monthly over a five year period from date of grant subject to the holder remaining an employee of the Company. The Transaction caused a Change in Control event and all restricted units became fully vested as of April 17, 2011.

The following restricted unit activity occurred under the Company’s restricted unit plan:

	Units	Average Grant Date Fair Value
Balance at December 27, 2009	191,849	$8.57
Vested	(58,323)	(8.41)

Balance at December 26, 2010	133,526	8.64
Vested	(133,526)	$(8.64)

Balance at April 17, 2011	—

The fair value of restricted units is based on the fair value of the Company’s Common Units on the date of grant. During the Interim Period and 2010, the Company did not grant any restricted units.

A summary of compensation expense for restricted units is as follows:

Statements of Operations Line Item	16-Weeks Ended April 17, 2011	52-Weeks Ended December 26, 2010
	(in thousands)
Selling, general and administrative	$989	$423
Cost of sales, buying and occupancy	155	99

	$1,144	$522

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

18. Defined Contribution Plan

The Company maintains the Sprouts Farmers Markets, LLC Employee 401(k) Savings Plan (the “Plan”), which is a defined contribution plan covering all eligible employees. Under the provisions of the Plan, participants may elect to defer a portion of their compensation to the Plan, subject to the Internal Revenue Code limitations. The Company provides for an employer matching contribution equal to 50% of each dollar contributed by the participants up to 6% of their eligible compensation.

During the Interim Period and 2010, the expense recorded for matching 401(k) contributions was $0.2 million and $0.4 million, respectively.

19. Related-Party Transactions

The principal related party transactions for the Interim Period and 2010 are as follows:

Manager

Pursuant to the Amended and Restated Operating Agreement, the Manager provides the Company with certain executive and financial management services. The agreement obligates the Company to pay the Manager a fixed annual fee of $2,000,000 payable weekly and, on an annual basis, the Manager is to receive bonus compensation in the amount of 5.0% of EBITDA (Earnings before interest, income taxes, depreciation and amortization), after payment of the $2 million fixed annual fee. During the Interim Period and 2010, expenses related to services provided by the Manager and bonus were $1.4 million and $3.6 million, respectively.

The Company licensed the trade name “Sprouts Farmers Markets” from the Manager for $1.2 million. The license fees have been capitalized as finite-lived intangibles (see Note 8,“Intangible Assets”). In connection with the Transaction, the Manager contributed the trade name to the Company (as described below).

The Company incurs costs related to its use of the Manager’s private aircraft. During the Interim Period and 2010, fees in connection with the use of the aircraft were $0.2 million and $0.3 million, respectively.

On January 1, 2009, the Company issued a $24.4 million four-year 12% note with a face value of $25.4 million to the Manager (see Note 12, “Debt”).

As a condition to the close of the Transaction, the Manager entered into a Termination Agreement and Contribution Agreement with the Company. Under the terms of these agreements, the Manager terminated its rights under the Amended and Restated Operating Agreement, including the fixed annual management fee, bonus and other compensation to which it was entitled, and contributed all Sprouts intellectual property it owned, and its ownership interest in SFM Markets Texas, LLC, to the Company in exchange for 1,225,261 Common Units in the Company. Furthermore, under the terms of the Amended and Restated Operating Agreement, upon a change in control event, the Manager was required to contribute the Sprouts trade name and trademarks to the Company in exchange for $1.00 of cash consideration. The Company assessed the fair values of the components being exchanged for the Common Units and determined that the intellectual property and ownership interest in SFM Markets Texas, LLC. had minimal fair value and concluded that the issuance of the Common Units

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

were in exchange for termination of the Manager’s rights under the Operating Agreement. The value of the Common Units issue to the Manager was $24.6 million based on a unit price of $20.08, which has been expensed as Manager services agreement termination fee in the accompanying consolidated statement of operations.

Employment Agreements

The Company has entered into employment agreements with two of its executive officers, pursuant to which, at a change of control, as defined, the officers will each receive one time cash awards of $250,000 as well as certain severance payments if the employee decides to leave the Company after the change of control event, including continuing salary, bonus and other benefits. The Transaction, which is a “change of control”, triggered an obligation by the Company to pay the one-time cash awards discussed herein, which have been recorded in the accompanying consolidated statement of operations.

Other Members

In January 2008, the Company issued a Note Purchase Agreement, consisting of 86 notes in the collective amount of $15.0 million to various Members of the Company (see Note 12, “Debt”).

Two Members are investors in a company that is a supplier of coffee to the Company. During the Interim Period and 2010, purchases from this company were $0.8 million and $2.9 million, respectively.

On August 30, 2007 the Company entered into a services agreement with an outsource service provider, who is a Member of the Company, to perform substantially all of the Company’s accounting and bookkeeping services including among other matters, general ledger maintenance and accounting, payroll processing, accounts payable processing, accounts receivable processing, and financial and management reporting. The initial term of the Services Agreement is September 1, 2007 through September 1, 2009 with automatic renewal for successive one year terms unless either party provides six months’ notice. During the Interim Period and 2010, fees under the terms of the Services Agreement were $0.6 million and $1.6 million, respectively. The Company has an option to early terminate the agreement for a termination fee of $100,000. If the third party service provider were unable to perform these services on a timely basis it would impact the Company’s business and operating results.

Credit Support and Recapitalization Agreement

On January 7, 2011, the Company entered into the Agreement with the Credit Support Providers (see Note 12, “Debt”). Of the $4.0 million breakup fee incurred by the Company during the Interim Period, $2.0 million was owed to a Member of which $1.0 million was paid as of April 17, 2011. The remaining $1.0 million payable to the Member was recognized as a related party payable in the accompanying consolidated balance sheet as of April 17, 2011.

SPROUTS FARMERS MARKETS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 17, 2011 and December 26, 2010

Receivables and Payables with Related Parties (Other than Debt)

A summary of related party receivables and payables is as follows:

	April 17, 2011		December 26, 2010
	Current	Long-term	Current	Long-term
	(in thousands)
Receivables from related parties
Receivables from employees	$1,108	$—	$—	$—
Loans to related parties	190	—	190	328
Receivable from Manager	72	—	103	—
Receivable from other	77	—	64	—
Other	4	—	4	—

	$1,451	$—	$361	$328

Payables to related parties
Breakage fee due to Member	$1,000	$—	$—	$—
Payout of preferred due to Members	1,680	—	—	—
Fees payable to Manager	986	—	853	—
Interest on debt due to Manager	39	—	6	—

	$3,705	$—	$859	$—

The receivable from employees of $1.1 million at April 17, 2011 relates to the exercise of options for Common Units (see Note 17, “Equity-Based Compensation”).

The Company made loans to several related parties (other than the Manager), including a corporate officer and Members, under various terms and conditions. Amounts outstanding as of April 17, 2011 and December 26, 2010 were $0.2 million and $0.5 million, respectively. All loans were repaid in April 2011 subsequent to the Transaction, except for a $0.3 million loan receivable from an executive officer that was forgiven on April 15, 2011 and recorded as a selling, general and administrative expense in the accompanying consolidated statement of operations.

20. Subsequent Events

The Company has performed an evaluation of subsequent events through April 30, 2012, which is the date the financial statements were available to be issued.

As a part of the Sale Agreement, Smart & Final entered into a Transition Services Agreement under which New Sprouts would pay Smart & Final for providing certain post-transaction support services to New Sprouts for a period of up to 180 days post closing. These services included warehousing and distribution, information technology support, human resources and payroll support as well as various other administrative support services.

As a condition to the Sale Agreement, both Credit Facilities were terminated and the Apollo Funds repaid the Company’s outstanding debts and certain equipment capital lease obligations of $19.0 million and $23.4 million, respectively, inclusive of interest and prepayment penalties which payments have been included as part of the purchase consideration.

18,500,000 Shares

Sprouts Farmers Market, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

BofA Merrill Lynch

Apollo Global Securities

Barclays

Deutsche Bank Securities

UBS Investment Bank

Guggenheim Securities

Wolfe Research Securities

Through and including August 25, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.